As confidentially submitted to the U.S. Securities and Exchange Commission on May 9, 2023. This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein is confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SMX (Security Matters) Public Limited Company

(Exact name of registrant as specified in its charter)

Ireland	3590	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

+353-1-920-1000

Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland

(Address and telephone number of registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, DE 19715

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen E. Fox, Esq. Samantha Guido, Esq. Ruskin Moscou Faltischek P.C. 1425 RXR Plaza East Tower, 15th Floor Uniondale, NY 11556 Tel: (516) 663-6580	Doron Afik Adv. Afik & Co. 103 Hahashmonaim Street Tel Aviv, Israel 6120101 Tel: +972.3.6093609	Connor Manning Arthur Cox Ten Earlsfort Terrace Dublin 2 D02 T380	Joseph Lucosky Amit Hazan Lucosky Brookman LLP 101 Wood Avenue South Woodbridge, NJ 08830 (732) 395-4400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion dated May [   ], 2023

Preliminary Prospectus

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Up to [__] Ordinary Shares

and Warrants to Purchase [__] Ordinary Shares

or Pre-Funded Warrants to Purchase up to [__] Ordinary Shares

and Warrants to Purchase [__] Ordinary Shares

(or some combination of Ordinary Shares and Warrants

and/or Pre-Funded Warrants and Warrants in the amounts reflected above)

[__] Ordinary Shares Underlying the Warrants

[__] Ordinary Shares Underlying the Pre-Funded Warrants

We are offering up to $15,000,000 of our ordinary shares, together with warrants to purchase [__] ordinary shares (and the ordinary shares that are issuable from time to time upon exercise of the warrants), at an assumed combined public offering price of $[__] (equal to the last sale price of our ordinary shares as reported by The Nasdaq Global Market on May [__], 2023). We are also offering to certain purchasers whose purchase of ordinary shares in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding ordinary shares immediately following the consummation of this offering, the opportunity to purchase, if any such purchaser so chooses, [__] pre-funded warrants to purchase ordinary shares, in lieu of ordinary shares that would otherwise result in such purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding ordinary shares. Each pre-funded warrant will be exercisable for one ordinary share. The purchase price of each pre-funded warrant and accompanying warrant will be equal to the price at which a single ordinary share and accompanying warrant are sold to the public in this offering, minus $0.0001, and the exercise price of each pre-funded warrant will be $0.0001 per share. The pre-funded warrants will be immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full. This offering also relates to the ordinary shares issuable upon exercise of any pre-funded warrants sold in this offering. Each ordinary share and pre-funded warrant is being sold together with a warrant to purchase one ordinary share at an exercise price of $[__] per share (representing 100% of the price at which an ordinary share and accompanying warrant are sold to the public in this offering). The warrants will be exercisable immediately and will expire five years from the date of issuance. For each pre-funded warrant we sell, the number of ordinary shares we are offering will be decreased on a one-for-one basis. Because we will issue a warrant for each ordinary share and for each pre-funded warrant to purchase one ordinary share sold in this offering, the number of warrants sold in this offering will not change as a result of a change in the mix of the ordinary shares and pre-funded warrants sold. The ordinary shares and pre-funded warrants, and the accompanying warrants, can only be purchased together in this offering but will be issued separately and will be immediately separable upon issuance.

We are a “foreign private issuer” as defined under applicable Securities and Exchange Commission (“SEC”) rules and an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and are eligible for reduced public company disclosure requirements.

Our ordinary shares are listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “SMX” and our public warrants are listed on The Nasdaq Capital Market under the symbol “SMXWW”. On May [__], 2023, the closing price of our ordinary shares was $[   ].

The public offering price per ordinary share and accompanying warrant and any pre-funded warrant and accompanying warrant, as the case may be, will be determined by us at the time of pricing, may be at a discount to the current market price, and the recent market price used throughout this prospectus may not be indicative of the final offering price.

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities. Investing in the Company’s securities involves risks. See “Risk Factors” beginning on page 15 of this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share and Warrant	Per Pre-Funded Warrant and Warrant	Total
Price to the public	$	$	$15,000,000
Underwriting discounts and commissions(1)			1,200,000
Proceeds to us, before expenses	$	$	$13,800,000

(1)	Underwriting discounts do not include a non-accountable expense allowance equal to 1.0% of the offering price payable to the underwriters. See “Underwriting” beginning on page 120 for additional information regarding underwriters’ compensation.

We have granted the representatives of the underwriter an option to purchase up to an additional [__] ordinary shares (and/or pre-funded warrants to purchase up to [__] ordinary shares in lieu thereof), representing 15% of the aggregate ordinary shares and pre-funded warrants sold in this offering, and/or warrants to purchase up to [__] ordinary shares in lieu thereof, representing 15% of the aggregate number of accompanying warrants sold in this offering, in any combination thereof, from us at the public offering price, less underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any.

The underwriters are offering the securities for sale on a firm commitment basis. The underwriters expect to deliver the securities to purchasers on or about [   ], 2023.

EF HUTTON
division of Benchmark Investments, LLC

Prospectus dated          , 2023

ABOUT THE PROSPECTUS

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. Any amendment or supplement may also add, update or change information included in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such amendment or supplement modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus. See “Where You Can Find More Information.”

Neither we nor the underwriters have authorized any other person to provide you with different or additional information. Neither we nor the underwriters take responsibility for, nor can we provide assurance as to the reliability of, any other information that others may provide. The information contained in this prospectus is accurate only as of the date of this prospectus or such other date stated in this prospectus, and our business, financial condition, results of operations and/or prospects may have changed since those dates. This prospectus contains summaries of certain provisions contained in some of the documents described in this prospectus, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to in this prospectus have been filed, will be filed, or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, any you may obtain copies of those documents as described under “Where You Can Find More Information.”

Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Except as otherwise set forth in this prospectus, neither we nor the underwriters have taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.

On March 7, 2023, we consummated a business combination with Lionheart III Corp, a Delaware corporation (“Lionheart”), and Security Matters Limited. For more information about the business combination, see the section “Explanatory Note” in the 20-F filed by us with the SEC on March 13, 2023.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade name or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Certain amounts that appear in this prospectus may not sum due to rounding.

IMPORTANT INFORMATION ABOUT IFRS AND NON-IFRS FINANCIAL MEASURES

SMX’s historical consolidated financial statements are prepared in accordance with IFRS. The historical financial statements of Lionheart were prepared in accordance with U.S. GAAP and, for purposes of the unaudited pro forma condensed combined financial information, have been converted to IFRS on a basis consistent with the accounting policies and presentation adopted by the Company.

Certain of the measures included in this prospectus may be considered non-IFRS financial measures. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by SMX may not be comparable to similarly titled amounts used by other companies.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the regions in which we operate, including our general expectations and market position, market opportunity, market share and other management estimates, is based on information obtained from various independent publicly available sources and other industry publications, surveys and forecasts, which we believe to be reliable based upon our management’s knowledge of the industry. We have not independently verified the accuracy and completeness of such third-party information to the extent included in this prospectus. Such assumptions and estimates of our future performance and growth objectives and the future performance of our industry and the markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” the “Company” refer to SMX (Security Matters) Public Limited Company and its direct and indirect subsidiaries. As used in this prospectus, unless otherwise noted or the context otherwise requires, the following terms will have the ensuing definitions:

“Amended and Restated Memorandum and Articles of Association” means the current memorandum and articles of association of the Company as adopted on Closing;

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“Ancillary Agreements” means the Voting Agreement, the Registration Rights Agreement, the Lock-up Agreement, the Sponsor Support Agreement, the SID, the Deed Poll, and all other agreements, certificates and instruments executed and delivered by the Company, Lionheart, Merger Sub, or Security Matters Limited in connection with the Transactions and specifically contemplated by this Agreement;

“ASX” means ASX Limited ACN 008 624 691 or the market operated by it, as the context requires;

“BCA” means the Business Combination Agreement, dated as of July 26, 2022, by and among the Company, Security Matters Limited, Lionheart and Merger Sub;

“Board” means the board of directors of the Company;

“Business Combination” means the transactions contemplated by the BCA and the SID;

“Capital Reduction” means the equal reduction of capital under section 256B of the Corporations Act pursuant to which all SMX Shares are to be cancelled in accordance with the terms of the Capital Reduction Resolution;

“Capital Reduction Resolution” means the resolution of Security Matters Limited Shareholders to approve the Capital Reduction in the form approved by Lionheart in writing;

“Closing” means the closing of the Business Combination;

“Code” means the Internal Revenue Code of 1986, as amended;

“Company” means SMX (Security Matters) Public Limited Company;

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise;

“Corporations Act” means the Corporations Act 2001 (Cth);

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variation, derivative or mutations thereof (including any subsequent waves or outbreaks thereof);

“Deed of Variation” means the deed of variation dated January 8, 2023, by and among the Company, Security Matters Limited and Lionheart;

“Deed Poll” means a deed pool in respect of the Scheme substantially in the form of Annexure 3 to the SID or in such other form as Lionheart and Security Matters Limited agree in writing;

“DGCL” means the Delaware General Corporation Law, as may be amended from time to time;

“Effective Date” means the date on which the Scheme or the Option Scheme (as applicable) becomes Effective;

“Exchange Act” means the Securities Exchange Act of 1934, as amended;

“Excluded SMX Optionholder” has the meaning given to Excluded Optionholder in the Option Scheme;

“GAAP” means generally accepted accounting principles as in effect in the United States from time to time.

“IFRS” means international financial reporting standards, as adopted by the International Accounting Standards Board.

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“IPO” means the initial public offering by Lionheart, which closed on November 8, 2021;

“Lionheart Class A Common Stock” means shares of Lionheart’s Class A Common Stock, par value $0.0001 per share;

“Lionheart Class B Common Stock” means shares of the Lionheart’s Class B Common Stock, par value $0.0001 per share;

“Lionheart Private Shares” means the 400,000 shares of Lionheart Class A Common Stock included in the Lionheart Private Units;

“Lionheart Private Units” means the units issued in private placements at the time of the consummation of the IPO, including (a) one Lionheart Class A Common Share and (b) one-half of a warrant, with whole warrants entitling the holder thereof to purchase one Lionheart Class A Common Share at an exercise price of $11.50 per share;

“Lionheart Private Warrants” means (a) each warrant issued in private placements at the time of the consummation of the IPO, entitling the holder thereof to purchase one Lionheart Class A Common Share at an exercise price of $11.50 per share and (b) each warrant issued as a component of Lionheart Private Units;

“Lionheart Public Shares” means shares of Lionheart Class A Common Stock included in the Lionheart Public Units issued in the IPO (whether they were purchased in the IPO or thereafter in the open market);

“Lionheart Public Stockholders” means the holders of the Lionheart Public Shares, including the Sponsor and Lionheart’s management team to the extent the Sponsor and/or members of Lionheart’s management team purchase Lionheart Public Shares; provided, that the Sponsor’s and each member of the management team’s status as a “Lionheart Public Stockholder” will only exist with respect to such Lionheart Public Shares;

“Lionheart Public Units” means the units issued in the IPO, with each unit issued therein including (a) one Lionheart Class A Common Share and (b) one-half of a warrant, with whole warrants entitling the holder thereof to purchase one Lionheart Class A Common Share at an exercise price of $11.50 per share;

“Lionheart Public Warrants” means each warrant issued as a component of the Lionheart Public Units;

“Merger” means the business combination transaction pursuant to which Merger Sub will merge with and into Lionheart, with Lionheart surviving the Merger as a wholly owned subsidiary of the Company; upon the terms and subject to the conditions set forth in the BCA and in accordance with the DGCL, the Irish Companies Act 2014 (the “ICA”), and the Corporations Act;

“Merger Sub” means Aryeh Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”);

“Option Scheme” means the scheme of arrangement under part 5.1 of the Corporations Act between Security Matters Limited and Option Scheme Participants in respect of all the Scheme Options, substantially in the form set out Annexure 2 of the SID, or in such other form as is agreed between Lionheart and Security Matters Limited, together with any amendment or modification made pursuant to section 411(6) of the Corporations Act and approved by Security Matters Limited and Lionheart;

“Option Scheme Participant” means an SMX Optionholder, other than an Excluded SMX Optionholder;

“Option Scheme Record Date” means 7:00 pm on the 2nd Business Day following the Effective Date or any other date as agreed by Security Matters Limited, the Company and Lionheart;

“Ordinary Shares” means the ordinary shares of the Company, with a par value of $0.0001 each;

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“Parent Warrant” means one warrant to acquire one (1) Ordinary Share at an exercise price of $11.50 per share;

“Scheme” means the scheme of arrangement under part 5.1 of the Corporations Act substantially in the form set out Annexure 1, or in such other form as is agreed between Lionheart and Security Matters Limited, together with any amendment or modification made pursuant to section 411(6) of the Corporations Act and approved in writing by Lionheart, the Company and Security Matters Limited;

“Scheme Option” means an SMX Option on issue at the Option Scheme Record Date which is held by an Option Scheme Participant;

“Scheme Participant” means each person who is an Security Matters Limited Shareholder at the Record Date, other than the Company;

“SEC” means the U.S. Securities and Exchange Commission;

“Securities Act” means the Securities Act of 1933, as amended;

“SID” means the scheme implementation deed, dated as of July 26, 2022, by and among the Company, SMX, Lionheart and Merger Sub;

“SMX” or “Security Matters Limited” means Security Matters Limited, through March 7, 2023 an Australian public company with Australian Company Number (ACN) 626 192 998 listed on the Australian Stock Exchange, and since such date a private, wholly-owned subsidiary of the Company;

“SMX Israel” means SMX Security Matters Ltd. (Israel Corporate Number 515125771).

“SMX Optionholder” has the meaning given in the Option Scheme;

“SMX Scheme Acquisition” means the Company’s acquisition of Security Matters Limited by means of implementation of a scheme of arrangement under Part 5.1 of the Australian Corporations Act 2001 (Cth) (the “Corporations Act”) upon the terms and conditions of the SID;

“SMX Share” means an ordinary fully paid share in the capital of Security Matters Limited;

“Security Matters Limited Shareholder” means each person registered in the Register as a holder of a SMX Share;

“Sponsor” means Lionheart Equities, LLC, a Delaware limited liability company;

“Transactions” means the Merger, the SMX Scheme Acquisition and the other transactions contemplated by the BCA, the SID and the Ancillary Agreements;

“Trust Account” means the trust account established by Lionheart for the benefit of its stockholders with Continental Stock Transfer & Trust Company;

Unless specified otherwise, amounts in this prospectus are presented in U.S. dollars.

Defined terms in the financial statements contained in this prospectus have the meanings ascribed to them in the financial statements.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

●	the benefits of the Business Combination;

●	the Company’s financial performance following the Business Combination;

●	the ability to maintain the listing of the Ordinary Shares on Nasdaq;

●	changes in the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	the Company’s ability to develop and launch new products and services;

●	the Company’s ability to successfully and efficiently integrate future expansion plans and opportunities;

●	the Company’s ability to grow its business in a cost-effective manner;

●	the Company’s product development timeline and estimated research and development costs;

●	the implementation, market acceptance and success of the Company’s business model;

●	developments and projections relating to the Company’s competitors and industry;

●	the Company’s approach and goals with respect to technology;

●	the Company’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	the impact of the COVID-19 or other adverse public health developments pandemic on the Company’s business;

●	changes in applicable laws or regulations; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	the outcome of any legal proceedings that may be instituted against the Company following the closing of the Business Combination;

●	the ability to maintain the listing of the Ordinary Shares on Nasdaq following the Business Combination;

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●	the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of SMX to grow and manage growth profitably following the Business Combination;

●	changes in applicable laws or regulations;

●	the effects of the COVID-19 pandemic on the Company’s business;

●	the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities;

●	the risk of downturns and the possibility of rapid change in the highly competitive industry in which the Company operates;

●	the risk that the Company and its current and future collaborators are unable to successfully develop and commercialize its products or services, or experience significant delays in doing so;

●	the risk that the Company may never achieve or sustain profitability;

●	the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

●	the risk that the Company experiences difficulties in managing its growth and expanding operations;

●	the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations;

●	the risk that the Company is unable to secure or protect its intellectual property;

●	the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and

●	other risks and uncertainties described in this prospectus, including those under the section entitled “Risk Factors.”

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere, or incorporated by reference, in this prospectus. This summary does not contain all the information that you should consider before investing in our securities. Before making an investment decision, you should read this entire prospectus carefully, especially “Risk Factors” and the financial statements and related notes thereto, and the other documents to which this prospectus refers. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements” for more information.

Our Company

We envision our self as the next generation solution provider of brand protection, authentication and track and trace technology for the anti-counterfeit market. Our vision is to build confidence in the era of the digital economy, enabling parties to maintain trust in physical assets and processes. Our transformative solution aims at building on the principles of The United Nations’ Sustainability Development Goals, particularly Goal 12: “Ensure sustainable consumption and production patterns” that can create value for participants in the circular economy. As an increasing number of industries and sectors are committing to using recycled material and realizing the broader strategic vision of net zero carbon emissions, we believes our solution is the next generation for sustainability and the circular economy.

For more information about the Company, see the sections entitled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

Recent Developments

Business Combination

On March 7, 2023 (the “Closing Date”), the Company consummated its previously announced business combination pursuant to the BCA and its previously announced SID.

Beginning on the day immediately prior to the Closing Date and finishing on the day immediately after the Closing Date, the following transactions occurred pursuant to the terms of the Business Combination Agreement (collectively, the “Business Combination”):

●	Under the SID, Security Matters Limited proposed a scheme of arrangement under Part 5.1 of the Corporations Act (“Scheme”) and Capital Reduction which resulted in all shares in Security Matters Limited being cancelled in return for the issuance of ordinary shares of the Company, with the Company being issued one share in Security Matters Limited (this resulted in Security Matters Limited becoming a wholly owned subsidiary of the Company);

●	Under the SID, Security Matters Limited proposed an option scheme of arrangement under Part 5.1 of the Corporations Act (“Option Scheme”), which resulted in the Security Matters Limited options held by participants in the Option Scheme being subject to a cashless exercise based on a Black-Scholes valuation, in exchange for SMX Shares. Under the Scheme those shares were cancelled and the participants received Ordinary Shares on the basis of the Scheme consideration;

●	Security Matters Limited shareholders received consideration under the Scheme of 1 Ordinary Share per 10.3624 Security Matters Shares having an implied value of $10.00 per Ordinary Share and the Company became the holder of all of the issued shares in Security Matters Limited and Lionheart, with Security Matters Limited being delisted from the Australian Stock Exchange;

●	Merger Sub merged with and into Lionheart, with Lionheart surviving the merger as a wholly owned subsidiary of the Company; and

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●

Existing Lionheart stockholders received Ordinary Shares in exchange for their existing Lionheart shares and existing Lionheart warrant holders had their warrants automatically adjusted to become exercisable in respect of Ordinary Shares instead of Lionheart shares.

Reciprocal Standby Equity Purchase Agreement

On February 23, 2023, we entered into the Standby Equity Purchase Agreement effective March 7, 2023 (“SEPA”) with YA II PN, LTD. (“Yorkville”) pursuant to which we have the right to sell to Yorkville up to $25,000,000 of our Ordinary Shares, subject to certain limitations and conditions set forth in the SEPA, from time to time during the term of the SEPA. Sales of Ordinary Shares to Yorkville under the SEPA, and the timing of any such sales, are at our option, and we are under no obligation to sell any securities to Yorkville under the SEPA. In accordance with our obligations under the SEPA, we have filed a registration statement with the SEC to register under the Securities Act the resale by Yorkville of up to 4,516,464 Ordinary Shares that we may elect, in our sole discretion, to issue and sell to Yorkville, under the SEPA.

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”

The Company qualifies as an “emerging growth company” as defined in the JOBS Act. As an “emerging growth company,” the Company may take advantage of certain exemptions from specified disclosure and other requirements that are otherwise generally applicable to public companies. These exemptions include:

●	not being required to comply with the auditor attestation requirements for the assessment of our internal control over financial reporting provided by Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

●	reduced disclosure obligations regarding executive compensation; and

●	not being required to hold a nonbinding advisory vote on executive compensation or seek shareholder approval of any golden parachute payments not previously approved.

The Company may take advantage of these reporting exemptions until it is no longer an “emerging growth company.”

The Company is also considered a “foreign private issuer” and will report under the Exchange Act as a non-U.S. company with “foreign private issuer” status. This means that, even after the Company no longer qualifies as an “emerging growth company,” as long as it qualifies as a “foreign private issuer” under the Exchange Act, it will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events

The Company may take advantage of these reporting exemptions until such time that it is no longer a “foreign private issuer.” The Company could lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of the Company’s outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of the Company’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of the Company’s assets are located in the United States; or (iii) the Company’s business is administered principally in the United States.

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The Company may choose to take advantage of some but not all of these reduced burdens. The Company has taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained in this prospectus may be different from the information you receive from the Company’s competitors that are public companies, or other public companies in which you have made an investment.

As a foreign private issuer, the Company is also be permitted to follow certain home country corporate governance practices instead of those otherwise required under the applicable rules of Nasdaq for domestic U.S. issuers. In order to rely on this exception, the Company is required to disclose each Nasdaq rule that it does not intend to follow and describe the home country practice that it will follow in lieu thereof. The Company does not currently intend to follow any Irish corporate governance practices in lieu of Nasdaq corporate governance rules.

Summary Risk Factors

Investing in our securities entails a high degree of risk as more fully described under “Risk Factors.” You should carefully consider such risks before deciding to invest in our securities. These risks include, among others:

●	The stock price of the Ordinary Shares may be volatile.

●	The Company may issue additional Ordinary Shares or other equity securities without seeking approval of its shareholders, which would dilute your ownership interests and may depress the market price of the Ordinary Shares.

●	The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. This would subject the Company to GAAP reporting requirements which may be difficult for it to comply with.

●	As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price of the Ordinary Shares and trading volume could decline.

●	The Company has limited operating history. The unaudited pro forma condensed combined financial information may not be an indication of our financial condition or results of operations following the Business Combination, and accordingly, you have limited financial information on which to evaluate the Company and your investment decision.

●	The Company is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Ordinary Shares less attractive to investors.
●	The Company may need additional capital in the future to meet its financial obligations and to pursue its business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise the Company’s ability to meet its financial obligations and grow its business.

●	The Company will incur significant costs and devote substantial management time as a result of being subject to reporting requirements in the United States, which may adversely affect the operating results of the Company in the future.

●	The trading price of the Ordinary Shares may be volatile, and holders of the Ordinary Shares could incur substantial losses.

●	The Company’s management has limited experience in operating a public company in the United States.

●	There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

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●	Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

●	Future changes in U.S. and foreign tax laws could adversely affect the Company.

●	Changes in laws, regulations or rules, or a failure to comply with any laws, regulations or rules, may adversely affect our business, investments and results of operations.

Risks related to Tax

●	The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or changes in tax legislation or policies could impact our future financial position and results of operations.

●	U.S. holders that directly or indirectly own 10% or more of our equity interests may be subject to adverse U.S. federal income tax consequences under rules applicable to U.S. shareholders of “controlled foreign corporations.”

●	Our U.S. shareholders may suffer adverse tax consequences if we are classified as a “passive foreign investment company.”

●	The Internal Revenue Service may not agree that the Company should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

●	The Excise Tax included in the Inflation Reduction Act of 2022 may impose a significant tax liability on the Company.

Risks related to Irish Law

●	The Company does not intend to pay dividends for the foreseeable future, but if the Company pays dividends, such dividends may be subject to Irish dividend withholding tax or Irish income tax, and certain transfers of Ordinary Shares and Parent Warrants may be subject to Irish capital acquisitions tax or stamp duty.

●	Provisions in the Company’s Amended and Restated Memorandum and Articles of Association and under Irish law could make an acquisition of the Company more difficult, may limit attempts by the Company shareholders to replace or remove the Company’s management, may limit shareholders’ ability to obtain a favorable judicial forum for disputes with the Company or the Company’s directors, officers, or employees, and may limit the market price of the Ordinary Shares.

Risks Related to This Offering and Ownership of Our Ordinary Shares and Warrants

Risks and uncertainties related to this offering and to our ordinary shares and warrants include, but are not limited to, the following:

●	We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree;
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the prospectus based on foreign laws;
●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies;
●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares; and

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●	Future issuances of debt securities, which would rank senior to our ordinary shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our ordinary shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Securities.

In addition, we face other risks and uncertainties that may materially affect our business prospects, financial condition, and results of operations. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our securities.

Risks related to the business and operations of the Company following the Transaction

●	The Company will incur significant costs and devote substantial management time as a result of being subject to reporting requirements in the United States, which may adversely affect the operating results of the Company in the future.

Corporate Structure

The Company has two wholly owned subsidiaries: Lionheart and Security Matters Limited. Security Matters Limited has four wholly-owned subsidiaries: Security Matters Ltd. (Israel), Security Matters France (France), Security Matters Canada Ltd. (Canada) and SMX Beverages Pty Ltd. (Australia), along with owning 50% of Yahaloma Technologies Inc. (Canada) and 44.4% of trueGold Consortium Pty Ltd. (Australia).

Corporate Information

The Company is a public limited company organized and existing under the laws of Ireland. The Company was formed on July 1, 2022 as a public limited company incorporated in Ireland under the name “Empatan Public Limited Company”. The Company changed its name to SMX (Security Matters) Public Limited Company on February 17, 2023. Its affairs are governed by its Amended and Restated Memorandum and Articles of Association, the ICA, and the laws of Ireland.

The Company’s principal website is https://smx.tech. We do not incorporate the information thereon, or accessible through, our website into this prospectus, and you should not consider it a part of this prospectus.

THE OFFERING

The summary below described the principal terms of the offering. The “Description of Securities” section of this prospectus contains a more detailed description of the Company’s Ordinary Shares.

Any investment in the securities offered hereby is speculative and involves a high degree of risk. You should carefully consider the information set forth under “Risk Factors” on page 15 of this prospectus.

Issuer	SMX (Security Matters) Public Limited Company

Ordinary Shares Offered	$15,000,000 of our ordinary shares, or [___] ordinary shares (or [__] ordinary shares if the underwriter’s option to purchase additional shares is exercised in full), based on the sale of our ordinary shares at an assumed combined public offering price of $[__] per ordinary share and accompanying warrant, which is the last reported sale price of our ordinary shares on The Nasdaq Global Market on May [__], 2023, and no sale of any pre-funded warrants. We are also registering [__] ordinary shares underlying the warrants.

Pre-Funded Warrants Offered	We are also offering to certain purchasers whose purchase of our ordinary shares in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding ordinary shares immediately following the consummation of this offering, the opportunity to purchase, if such purchasers so choose, pre-funded warrants to purchase our ordinary shares, in lieu of ordinary that would otherwise result in any such purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding ordinary shares. Each pre-funded warrant will be exercisable for one ordinary share. The purchase price of each pre-funded warrant and accompanying warrant will equal the price at which the ordinary share and accompanying warrant are being sold to the public in this offering, minus $0.0001, and the exercise price of each pre-funded warrant will be $0.0001 per share. The pre-funded warrants will be exercisable immediately and may be exercised at any time until all of the pre-funded warrants are exercised in full. This offering also relates to the ordinary shares issuable upon exercise of any pre-funded warrants sold in this offering. For each pre-funded warrant we sell, the number of ordinary shares we are offering will be decreased on a one-for-one basis. Because we will issue a warrant for each ordinary share and for each pre-funded warrant to purchase one ordinary share sold in this offering, the number of warrants sold in this offering will not change as a result of a change in the mix of the ordinary shares and pre-funded warrants sold.

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Warrants Offered	Warrants to purchase an aggregate of [__] ordinary shares (or [__] shares if the underwriters’ option to purchase additional warrants is exercised in full), based on the sale of our ordinary shares at an assumed combined public offering price of $[__] per ordinary share and accompanying warrant, which is the last reported sale price of our common stock on The Nasdaq Global Market on May [__], 2023. Each ordinary share and each pre-funded warrant to purchase one ordinary share is being sold together with a warrant to purchase [__] share of our common stock. Each warrant will have an exercise price of $[__] per share (representing 100% of the price at which an ordinary share and accompanying warrant are sold to the public in this offering), will be immediately exercisable and will expire on the fifth anniversary of the original issuance date. Each Warrant is exercisable for one ordinary share, subject to adjustment in the event of stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our ordinary shares. On or after the thirty (30) day anniversary of the date of this prospectus, a holder of the Warrants may also provide notice and elect an “alternative cashless exercise” pursuant to which they would receive an aggregate number of shares equal to the product of (x) the aggregate number of ordinary shares that would be issuable upon a cash exercise and (y) [__]. The ordinary shares and pre-funded warrants, and the accompanying warrants, as the case may be, can only be purchased together in this offering but will be issued separately and will be immediately separable upon issuance. This prospectus also relates to the offering of the ordinary shares issuable upon exercise of the warrants.

Ordinary Shares Outstanding Immediately Prior to this Offering (1)	22,593,621 Ordinary Shares

Ordinary Shares Outstanding Immediately After This Offering (1)	[__] Ordinary Shares (assuming no exercise of the over-allotment option and no exercise of the warrants and pre-funded warrants issued in connection with this offering).

Option to Purchase Additional Securities

We have granted the underwriter an option, exercisable within 45 days after the closing of this offering, to acquire up to an additional [__] ordinary shares and/or additional warrants to purchase up to [__] ordinary shares from us, in any combination thereof, at the public offering price per share and public offering price per warrant, respectively, less underwriting discounts and commissions on the same terms as set forth in this prospectus.

Because the warrants will not be listed on a national securities exchange or other nationally recognized trading market, the underwriter will be unable to satisfy any overallotment of shares and warrants without exercising the underwriters’ overallotment option with respect to the warrants. As a result, the underwriter will exercise its overallotment option for all of the warrants which are over-allotted, if any, at the time of the initial offering of the ordinary shares and the warrants. However, because our ordinary shares are publicly traded, the underwriter may satisfy some or all of the overallotment of ordinary, if any, by purchasing shares in the open market and will have no obligation to exercise the overallotment option with respect to our common stock.

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Use of Proceeds

We estimate that the net proceeds from this offering will be approximately $[__] million or approximately $[__] million if the underwriters exercise their option to purchase additional securities in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for (i) sales and marketing, (ii) operational costs, (iii) product development, (iv) product and service expansion and (v) working capital and other general corporate purposes. We may also use a portion of the net proceeds to in-license, acquire or invest in complementary businesses or products, however, we have no current commitments or obligations to do so. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Market for Ordinary Shares	Our Ordinary Shares are listed on The Nasdaq Stock Market LLC under the symbol “SMX”.

Risk Factors	See the section entitled “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before investing in our securities.

Lock-Up	All of our directors and executive officers have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of 180 days after the closing of this offering. See “Underwriting” for more information.

Transfer Agent	Continental Stock Transfer & Trust Company. The address for Continental Stock Transfer & Trust Company is 1 State Street, 30th Floor, New York, New York 10004.

(1)	The number of ordinary shares that will be outstanding after this offering excludes:

	●	[__] ordinary shares issuable upon exercise of the warrants included in the securities sold in this offering;

	●	any securities issuable upon the exercise of the Underwriters’ Over-Allotment Option;

	●	6,250,000 ordinary shares issuable upon conversion of our public warrants;

	●	640,000 ordinary shares issuable upon exercise or conversion of outstanding warrants and convertible notes issued in bridge financings in contemplation of the Business Combination;

	●	2,200,000 ordinary shares issuable upon exercise of outstanding warrants issued to the Sponsor or its affiliates;

	●	1,326,747 ordinary shares reserved for future issuance under options originally granted under Security Matters Limited’s 2018 Share Option Plan and that were assumed by us as a result of the Business Combination; and

	●	5,082,417 ordinary shares reserved for future issuance under our 2022 Incentive Equity Plan.

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SUMMARY HISTORICAL FINANCIAL INFORMATION OF SMX

The information presented below is derived from SMX’s audited consolidated financial statements included elsewhere in this prospectus as of December 31, 2022 and 2021 (“Security Matters Consolidated Financial Statements”). The information presented below should be read alongside with Security Matters Consolidated Financial Statements and accompanying footnotes included elsewhere in this prospectus.

Security Matters Limited’s Consolidated Financial Statements included in this prospectus were prepared in accordance with IFRS, as issued by the IASB. The following table highlights key measures of SMX’s financial condition and results of operations (in U.S. dollars):

The following summary historical financial information should be read together with “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The summary historical financial information in this section is not intended to replace SMX’s historical consolidated financial statements and the related notes. SMX’s historical results are not necessarily indicative of the Company’s future results.

As explained elsewhere in this prospectus, the financial information contained in this section relates to Security Matters Limited prior to and without giving pro forma effect to the impact of the Business Combination and, as a result, the results reflected in this section may not be indicative of the results of the combined entity going forward. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this prospectus.

	Year Ended December 31,
U.S. dollars in thousands (except for per share data)	2022	2021
Research and development expenses, net	1,898	2,039
Sales and marketing expenses	569	453
General and administrative expenses	2,723	2,482
Operating Loss	(5,190)	(4,974)
Finance expenses	1,128	101
Finance income	28	237
Share of net profit (loss) of associated companies	106	(101)
Loss before income tax	(6,184)	(4,939)
Income tax	—	—
Loss for the year	$(6,184)	$4,939
Basic and diluted loss per share	$(0.04)	$(0.03)

	Year Ended December 31,
U.S. dollars in thousands	2022	2021
Balance Sheet Data:
Cash and cash equivalents	$1,398	$4,171
Total assets	$11,288	$10,338
Total liabilities	$9,132	$2,447
Accumulated losses	$30,020	$23,836
Total shareholders’ equity	$2,156	$7,891

Amounts of share-based compensation expense:

	As of Ended December 31,
U.S. dollars in thousands	2022	2021
Research and Development	$127	$100
General and Administrative	$137	$331

Total share-based compensation	$264	$431

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RISK FACTORS

An investment in our securities is highly speculative, involves a high degree of risk and should be made only by investors who can afford a complete loss. If any of the following risks actually occurs, then our business, financial condition or results of operations could be materially adversely affected, the trading of our ordinary share and warrants could decline, and you may lose all or part of your investment therein. In addition to the risks outlined below, risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. Potential risks and uncertainties that could affect our operating results and financial condition include, without limitation, the following:

Risks Related to Ownership of the Ordinary Shares

A market for our securities may not continue, which would adversely affect the liquidity and price of our securities.

The price of our securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for our securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of our securities after the Business Combination can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities become delisted from Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of our securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of the Company’s securities prior to the closing of the Business Combination may decline. The market values of our securities at the time of the Business Combination may vary significantly from their prices on the date the BCA and the SID was executed, the date of this prospectus, or the date on which our stockholders vote on the Business Combination.

In addition, fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Immediately prior to the Business Combination, there has not been a public market for Security Matters Limited’s stock in the United States and trading in the shares of Security Matters Limited in the ASX has not been active and trading in the shares of Lionheart’s Class A Common Stock had not been active. Accordingly, the valuation ascribed to Security Matters Limited and Lionheart’s Class A Common Stock in the Business Combination may not be indicative of the price of the Company prevailing in the trading market following the Business Combination. If an active market for our securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to the Company could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

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In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources and could also require us to make substantial payments to satisfy judgments or to settle litigation.

If securities or industry analysts do not publish or cease publishing research or reports about the Company, its business, or its market, or if they change their recommendations regarding the Ordinary Shares adversely, then the price and trading volume of the Ordinary Shares could decline.

The trading market for our Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. Securities and industry analysts do not currently, and may never, publish research on the Company. If no securities or industry analysts commence coverage of the Company, our stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover the Company change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Ordinary Shares would likely decline. If any analyst who may cover the Company were to cease coverage or fail to regularly publish reports on it, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Risks related to the business and operations of the Company

We are a rapidly growing company with a relatively limited operating history, which may result in increased risks, uncertainties, expenses and difficulties, and it may be difficult to evaluate our future prospects.

We have experienced rapid growth in recent years in the markets we serve, including hiring additional employees, running multiple projects concurrently and expanding into new fields, and we plan to continue to expand into new markets. Our limited operating history may make it difficult to make accurate predictions about our future performance. Assessing our business and future prospects may also be difficult because of the risks and difficulties we face. These risks and difficulties include our ability to:

●	enter into new relationships and maintain existing relationships with clients and business partners;

●	maintain cost-effective access to capital;

●	expand the use and applicability of our technology;

●	successfully build our brand and protect our reputation from negative publicity;

●	successfully adjust our proprietary technology, products and services in a timely manner in response to changing market conditions;

●	successfully compete with companies that are currently in, or may in the future enter, the business of providing traceability solutions;

●	enter into new markets and introduce new products and services based on our technology;

●	comply with and successfully adapt to complex and evolving legal and regulatory environments in our existing markets and ones we may enter in the future;

●	attract, integrate and retain qualified employees and independent contractors; and

●	effectively manage, scale and expand the capabilities of our teams, outsourcing relationships, third-party service providers, operating infrastructure and other business operations.

If we are not able to timely and effectively address these risks and difficulties as well as those described elsewhere in this “Risk Factors” section, our business, financial condition and results of operations may be adversely affected.

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If we fail to effectively manage our growth, our business, financial condition, and results of operations could be adversely affected.

As described above, over the last several years, we have experienced rapid growth in our business and number of employees, and we expect to continue to experience growth in the future. This rapid growth has placed, and may continue to place, significant demands on our management, processes, systems and operational, technological and financial resources. Our ability to manage our growth effectively, integrate new employees, independent contractors and technologies into our existing business and attract new business partners and maintain relationships with existing business partners will require us to continue to retain, attract, train, motivate and manage employees and independent contractors and expand our operational, technological and financial infrastructure. Continued growth could strain our ability to develop and improve our operational, technological, financial and management controls, reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain business partners’ and their customers’ satisfaction.

We may not have sufficient manufacturing capabilities for our markers and readers to satisfy demand for our products, including due to the Eastern-European issues, world politics, Covid-19 related issues, international freight issues, costs of goods and other external financial or political issues. We may be unable to control the availability or cost of producing such products.

Our current manufacturing capabilities may not reach the required production levels necessary in order to meet growing demands for any products we may commission or future products we may develop. There can be no assurance that our commissioned products can be manufactured at the desired commercial quantities, in compliance with our requirements and at an acceptable cost. Any such failure could delay or prevent us from shipping said products and marketing the technologies in accordance with our target growth strategies.

While we were able to date to find new employees, when required, Israeli (and other) high-tech employment atmosphere (including due to the post-Covid-19 pandemic and lack of available professionals) is making it harder and harder to find and retain new employees. Thus, risk exists that we will not be able to hire all the employees we seek to hire, in the timeframe required and anticipated, which may slow down our growth, cause increased costs and reduced profits or hinder our ability to duly and timely fulfill all tasks and growth plans.

We note that due to such employment atmosphere we may need to extend additional resources, including issuance of shares and options, and financial measures in order to create retention plans for key personnel.

Part of our products are in the field of sustainability and circular economy and part of our growth engine is the upcoming world-wide legislation and regulations demanding sustainability and circular economy and carbon-free environment. While we are not relying on such upcoming legislation or regulations, slow legislation or promulgation process and changes in priorities (including due to the Covid-19 epidemic or the Eastern-European issues) may slow our growth.

Due to the fact that we aim our sales efforts at large international market-maker conglomerates, our sales cycle is relatively slow and there is a larger risk that at any time, due to many reasons that are beyond our control, the sales cycle will be broken and all efforts will be lost.

Any of the foregoing factors could negatively affect our business, financial condition and results of operations.

If the Isorad Licence Agreement is terminated, our business, financial condition and results of operations may be harmed.

In January 2015, SMX Israel entered a license agreement with Isorad Ltd (a company wholly owned by the State of Israel with rights to exclusively commercialize the Soreq Nuclear Research Center technology for civilian uses) (“Isorad”) to license the initial technology of tracking and tracing materials by observing and identifying markers (“Source IP”) and commercialize and develop the technology further (“Isorad Licence Agreement”). Under the Isorad Licence Agreement, the Source IP can be utilized in almost any industry and with any product. The Source IP has been the cornerstone for our technological developments. Since entering into the Isorad Licence Agreement, we filed over a hundred additional patent applications worldwide (most of which are irrelated to the Source IP).

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Specifically as to Yahaloma, the royalty rate on gross sales of Yahaloma, to be paid by Yahaloma, are 4.2% (and not 2.2% that applies solely to Security Matters Limited, its other affiliates and to other sublicensees). Upon the occurrence of an M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of Yahaloma and similar event), Isorad is entitled to a fee equal to 1% of the total consideration paid to, received by, or distributed to, Yahaloma and/or its shareholders and/or its affiliates in connection with the event, including, without limitation, all cash, securities or other property which is received by Yahaloma and/or its shareholders in connection with such event of two such events (i.e. twice) at its choice.

The Isorad License Agreement will continue in full force and effect in perpetuity unless terminated. If either party does not remedy a material breach of its obligations within 180 days of notice of the material breach, the non-defaulting party may terminate the Isorad License Agreement immediately. Isorad may terminate the agreement by providing 30 days prior written notice if the royalties payable to Isorad are nil in any semi-annual report or if we breach other certain obligations (such as a failure to maintain a patent or patent application in the previous semi-annual review period). If the Isorad License Agreement is terminated, our business, financial condition and results of operations may be harmed.

If we fail to penetrate the full value chain manufacturing eco-system effectively, our business, financial condition, and results of operations could be adversely affected.

Value based pricing may be necessary to enable roll-out across clients, creating challenges in full value capture and effective customer segmentation. Some end-markets (e.g. plastics) require high levels of penetration to support our full value proposition. A broad range of potential end-markets and clients with different value propositions and price sensitivities will require a substantial, high performing, commercial organization.

In order to maintain continuous growth there is a need to onboard more and more players from different parts of the value chain manufacturing eco-system with the final view of covering all links in the value chain manufacturing eco-system. This may be time and cost consuming and will require funding and personnel and we may not be able to achieve the full value chain penetration due to failure to attain funding or personnel or due to external circumstances, which may hinder our growth.

The COVID-19 pandemic has adversely affected, and may continue to affect, our business, financial condition, liquidity and results of operations.

The COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected businesses, economies and financial markets worldwide, placed constraints on the operations of businesses, decreased consumer mobility and activity, and caused significant economic volatility in the United States, Israel, Australia and international capital markets. We have followed guidance issued from time to time by the Australian and Israeli governments and the other local governments in territories in which we operate to protect our employees. As such, we have implemented work from home where possible, minimized face-to-face meetings and utilized video conference as much as possible and adhered to social distancing rules at our facilities while eliminating international travel, which required us to use local representatives to handle presentations and demonstrations for oversees customers. As a result, we have experienced some difficulties in employee ability to efficiently collaborate to meet our customer needs, a difficulty in our efforts to recruit and hire qualified personnel during this time, and have recorded a minor decrease in expected growth in 2020 and 2021, both due to the lockdown and restrictions, and our customers postponing or being hesitant of making future financial, or other, commitments due to the need to put response to the pandemic at the forefront, hesitations that may continue, or reoccur, in the future. Although some of these limitations have been lifted as the pandemic has receded, many of the resulting difficulties have remained in varying degrees.

In addition, and most importantly, the supply chain and international shipment crisis as well as the electronics components shortage crisis, a unique result of the COVID-19 pandemic which affected our market segment, has increased the lead time to obtain and the purchase prices of the component parts required for certain of our products, which has also negatively impacted the delivery time of our products to customers and our revenues and profitability. As long as the COVID-19 pandemic and its aftermath continues, the components’ lead time may be longer than normal and shortage in components may continue or get worse.

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We cannot predict the other future potential, direct or indirect, impacts of the COVID-19 pandemic on our business or operations, and there is no guarantee that any near-term trends in our results of operations will continue, particularly if the COVID-19 pandemic and the adverse consequences thereof worsen. Additional waves of infections, a continuation of the current environment, or any further adverse impacts caused by the COVID-19 pandemic could further impact employment rates, supply chains, priorities and the economy, affecting our customer base and divert customers’ discretionary spend to other uses, including for essential items. These events could impact our cash flows, results of operations and financial conditions and heighten many of the other risks described in this prospectus.

Our operations in foreign jurisdictions will subject us to risks associated with operating in those jurisdictions and may adversely affect our business, cash flows, financial condition and results of operations.

As we operate in foreign jurisdictions (such as Israel, Australia, France and Canada), we will be subject to those risks associated with operating in foreign jurisdictions. Such risks may include economic, social or political instability or change, hyperinflation, currency non-convertibility or instability and changes of laws affecting foreign ownership, government participation, taxation, working conditions, rates of exchange, exchange control, licensing, repatriation of income or return of capital, consumer health and safety or labor relations. While the jurisdictions in which we currently operate are economically stable, there is no certainty that political and economic conditions will remain stable. Any deterioration in political or economic conditions, including hostilities or terrorist activity may adversely affect our operations and profitability. There is a risk that the government of any such jurisdiction may change its policies regarding foreign investment, apply new or different taxes and levies, or make any other change which may have an adverse impact on our profitability.

Prior to the Russian-Ukrainian dispute, Security Matters Limited was cooperating with a Ukrainian entity in parallel with its activities in Israel and European entities for research and development for its readers. Security Matters Limited was also reviewing potential relationships with entities in Russia, Belarus and Ukraine. As a result of the dispute, Security Matters Limited put on hold its research and development in Ukraine while continuing its research and development activity in Israel and with European entities and undertook no business relationships with parties in those regions. It is yet unknown what other effects such dispute may have on other jurisdictions, mainly in Europe, and any such effect might affect our business and growth. We cannot predict the other future potential impacts of the dispute on our business or operations, especially if such dispute becomes more than a regional event. These events could impact our cash flows, business, results of operations and financial condition and heighten many of the other risks described in this prospectus.

Moreover, events may occur within or outside the jurisdictions in which we operate that could impact those economies, our operations and the price of the Ordinary Shares. These events include but are not limited to acts of terrorism, an outbreak of international hostilities, fires, floods, earthquakes, labor strikes, civil wars, natural disasters, outbreaks of disease or other natural or manmade events or occurrences that can have an adverse effect on the demand for our products and our ability to conduct business. While we seek to maintain insurance in accordance with industry practice to insure against the risks we consider appropriate after consideration of our needs and circumstances, no assurance can be given as to our ability to obtain such insurance coverage in the future at reasonable rates or that any coverage arranged will be adequate and available to cover any and all potential claims. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to successfully identify and integrate acquisitions, our results of operations could be adversely affected.

Acquisitions may be a significant component of our growth strategy and from time to time we may seek to identify and complete acquisitions. Our future acquisitions may not be successful or may not generate the financial benefits that we expected we would achieve at the time of acquisition. In addition, there can be no assurance that we will be able to locate suitable acquisition candidates in the future or acquire them on acceptable terms or, because of competition in the marketplace. Acquisitions involve special risks, including, without limitation, the potential assumption of unanticipated liabilities and contingencies, difficulty in assimilating the operations and personnel of the acquired businesses, disruption of our existing business, dissipation of our limited management resources and impairment of relationships with employees and customers of the acquired business as a result of changes in ownership. While we believe that strategic acquisitions can improve our competitiveness and profitability, these activities could have a material adverse effect on our business, financial condition and operating results.

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We may incur significant costs such as transaction fees, professional service fees and other costs related to future acquisitions. We may also incur integration costs following the completion of any such acquisitions as we integrate the acquired business with the rest of our Company. Although we expect that the realization of efficiencies related to the integration of any acquired businesses will offset the incremental transaction and acquisition-related costs over time, this net financial benefit may not be achieved in the near term, or at all.

The industry in which we operate is competitive, and if we fail to compete effectively, we could experience price reductions, reduced margins or loss of revenues.

Generally, the track and trace and anti-counterfeit industry in which we operate is subject to global and domestic competition. We are unable to influence or control the conduct of our competitors and such conduct may detrimentally affect our financial and operating performance There are several competitors that operate in the anti-counterfeit and track-and-trace industries and if new competitors enter the market, or established companies develop new products and technologies that are superior to our current technology, our ability to exploit any technological advantage successfully may be affected. We may be unable to develop further products or keep pace with developments and may lose clients to competitors. If our competitors develop a more efficient business model or undertake a more aggressive marketing campaign, this is likely to affect our marketing strategies and results of operations adversely.

There is no guarantee that customers will adopt our products and we may be unable to compete successfully with more established track and trace and anti-counterfeit companies on price or quality or may be unsuited to the established preferences of potential customers.

Our continued growth, including our ability to manage our operations and meet our strategic objectives, depends on retaining our current employees upon whom we are dependent and attracting and retaining qualified personnel, and we may not be able to do so at a rate that will enable us to stand up to our expected growth or cope with specific demands that may arise.

Our success depends to a large extent upon the skills and experience of our executive officers, management and sales, marketing, operations and scientific staff. We may not be able to attract or retain qualified employees due to the intense competition for qualified personnel in the technology industry, as well as to geographic considerations, our ability to offer competitive compensation and benefits, and other reasons.

If we are not able to attract and retain the necessary qualified personnel to manage our operations and accomplish our business objectives, we may experience constraints that will adversely affect our ability to manufacture, sell and market our products or to support research and development programs effectively.

Security Matters Limited has entered into employment contracts with several of its executives including Haggai Alon, its founder and Chief Executive Officer, and Limor Moshe Lotker, its Chief Financial Officer. Due to the specific knowledge and experience of these executives regarding the industry, technology and market generally and to our company specifically, the loss of the services of any one of these executives could have a material adverse effect on us. We have not obtained a key person insurance policy on any officer.

Although our employment agreements contain non-compete clauses, Israeli law does not fully enforce employees’ non-compete obligations and may limit their application, including with regard to duration and scope.

Under Israeli case law an Israeli Court will usually only enforce non-compete provisions if the employee received specific consideration for it. While all of our employment agreements include specific provisions stipulating that special consideration was paid for the non-compete provision, a risk always exists that a Court will not enforce such.

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We may not be able to anticipate or adapt to consumer preferences which may have an adverse effect on our business, cash flows, financial condition and results of operations.

Our success upon completion of the business combination will depend on our ability to develop and commercialize our technology. A failure to successfully develop and commercialize our technology could lead to a loss of opportunities and adversely impact on our business, cash flows, financial condition and results of operations.

The global market for our technology is ever changing due to new technologies, new products, changes in regulations and other factors influencing market acceptance or market rejection of our technologies. This market volatility and risks exists despite our best efforts in relation to market research, promotion and sales efforts.

Our business is dependent on consumer awareness and market acceptance of our products. We may not be able to anticipate and react to trends within the industries we target in a timely manner or accurately assess the impact that such trends may have on consumer preferences. Failure to respond to changes in consumer preferences or anticipate market trends may adversely affect our future revenues and performance. Although we have striven to establish market recognition for our products in the relevant industry, it is too early in the life cycle of our brand to determine whether markers, readers, blockchain technology and any further technology developed by us will achieve and maintain satisfactory levels of acceptance and sustained adoption by manufacturers and consumers. Our technology may not be accepted by the market or used in our proposed markets and industries. We may not be able to commercialize our products, which could adversely impact on business, cash flows, financial condition and results of operations.

We may not be able to adapt our markers to the needs of any customer or field which may have an adverse effect on our business, cash flows, financial condition and results of operations.

Research and development tailoring costs are required to adapt marker and scanning technology to different materials and industrial/commercial environments, potentially increasing the cost and time to market as we scale across customers and verticals. If we are unable to adapt our markers to the needs of any customer or field due to the costs of doing so, our business, cash flows, financial condition and results of operations could be adversely affected.

We will need in the future to raise additional funds, inter alia, by equity, debt, or convertible debt financings, to support our growth, and those funds may be unavailable on acceptable terms, or at all. As a result, we may be unable to meet our future capital needs, which may limit our ability to grow and jeopardize our ability to continue our business.

We plan to continue to make investments to support our growth and will require additional funds to respond to business challenges that may arise, including the need to develop new products and services, enhance our technology, scale and improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we will need to engage in equity, debt or convertible debt financings to secure additional funds. In raising additional funds by the issuance of equity securities or securities convertible into equity securities, our shareholders may experience dilution. Debt financing, such as credit facilities or corporate bonds, may involve covenants restricting our operations or our ability to incur additional debt. Debt financing may also require security arrangements including cash collateral agreements that restrict the availability of cash held as collateral which is the case for amounts we may borrow in the future. In addition, future equity financing or replacement or refinancing of any debt financings may not be available on terms favorable to us, or at all, and the fact that debt holders are repaid first may reduce our ability to raise a later equity financing and may limit the ability to distribute dividends.

If we are unable to obtain adequate financing or financing at terms satisfactory to us when we require it, we may be unable to pursue certain business opportunities, supply proper service to our customers, and our ability to continue to support our business growth and the then current business and to respond to business challenges may be impaired and our business may be harmed.

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Legal proceedings, investigations or claims against us may be costly and time-consuming to defend and may harm our reputation and damage our business regardless of the outcome. In addition, our business and operations could be negatively affected if they become subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of business and growth strategy and impact our share price.

We are currently not aware of any risk of litigation against us, but we may be involved in litigation disputes with third parties including suppliers, customers, employees, former employees and government bodies in the ordinary course of business. The occurrence of a litigation dispute may be costly and impact on our reputation which may have a material adverse effect on our business, cash flows, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available at terms acceptable to us. A claim brought against us for which we are uninsured or underinsured could result in unanticipated costs, potentially harming our business, cash flows, financial position and results of operations.

Although not a director of that entity, Mr. Alon previously worked as the deputy general manager for business development of an Israeli public company, Plat Technologies International Ltd (“Plat”) which entered insolvency. In early 2017, an ILS 35.9 million shareholders claim was filed by the appointed Court officers at the end of the seven year statute of limitation period against 18 defendants, including Mr. Alon, regarding the collapse of Plat (“Claim”). The insurance policy covering directors and officers responded and are now handling the claim. Mr. Alon denies any wrongdoing and does not consider that he will be required to commit any significant time to the conduct of the Claim and therefore will not constrain his ability to perform his duties and obligations to Security Matters Limited. The parties agreed to try and amicably resolve the dispute in mediation under which the insurance company agreed to consider taking upon itself any compensation as to the liability of Mr. Alon, if any, in such mediation proceedings. Security Matters Limited is not a party to the Claim and the Claim does not relate to the business or the affairs of Security Matters Limited.

Our markers may contaminate or spoil the raw material into which our marker is inserted, which could damage our reputation, subject us to product liability claims and result in a loss of revenue.

While we follow production protocols and conduct quality assurance tests, our markers may contaminate the raw material or certain raw material ingredients may be spoiled, contaminated by chemicals, microorganisms or toxins, or include foreign materials or substances. The risk of contamination may lead to product recalls or other interventions, which may cause serious damage to our reputation as a marking solution which does not affect the characteristics of the materials or products, or result in product liability claims and loss of revenue.

Our markers may include hazardous materials which may put customers, employees and other parties in our supply chain at risk. If any person is harmed by hazardous materials in our markers, our reputation could be damaged and we could be subject to litigation which may adversely affect our business, cash flows, financial position and results of operations.

The markers used by us are produced from materials chosen specifically for a specific application. Markers may, in some cases, include low concentrations of materials that may be deemed hazardous materials and the production of the markers by our employees can include dealing with hazardous materials. While manufacturing is conducted according to the material’s Material Safety Data Sheets (MSDS) and other relevant safety guidelines, a risk of health, even if minimal, may arise. While the hazardous materials are sent to the customers at a low concentration (of the marker), the risk of misuse or error in production may cause damage to our employees or customers, which may affect our expenses and production abilities. While we take safety provisions with respect to the hazardous materials used in our markers, these safety precautions may not be sufficient to prevent harm to our employees or customers from the production of or use of, respectively, our markers. While we are in compliance with the requirements of ISO 9001:2015 standard for quality management and quality assurance as well as safety measures instructed by an external safety engineer, such safety provisions may not be sufficient to prevent human error or other causes of damage.

Our readers use x-rays and may be of danger if tampered with or otherwise not used in accordance with the user manual and safety rules.

Although we supply customers with strict instructions for the use of our readers, and although we take measures to avoid misuse of the readers and minimize the risk of damage from misuse of the readers, users and others may suffer damage from not following such user instructions and may seek legal actions against us, even if such users or others are at fault.

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We may not be able to procure adequate insurance and any insurance we have or may have may not be of sufficient coverage

We and our subsidiaries seek to maintain appropriate policies of insurance consistent with those customarily carried by organizations in our industry sector, including product insurance, as well as cyber-risk and privacy-risk insurance. Any increase in the cost of insurance policies or the industry in which they operate could adversely affect our business, cash flows, financial condition and results of operations. Our insurance coverage may also be inadequate to cover losses we may sustain and the insurance company may refuse to provide coverage or demand excessive payment for such coverage. In particular, our insurance does not extend to any potential liability or claims made against us under our agreement with Isorad. Uninsured loss or a loss in excess of our insured limits could adversely affect our business, cash flows, financial condition and results of operations.

Our risk management policies and procedures, and those of our third-party vendors upon which we rely, may not be fully effective in identifying or mitigating risk exposure. If our policies and procedures do not adequately protect us from exposure to these risks, we may incur losses that would adversely affect our financial condition, reputation and market share.

We have developed risk management policies and procedures and we continue to refine such as we conduct our business. Our policies and procedures are meant to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure. Further, as we are an R&D company and expand into new fields of business, our risk management policies and procedures may not be able to keep up with our current rapid rate of expansion adequately, and may not be adequate or sufficient to mitigate risks. Moreover, we are subject to the risks of errors and misconduct, including by our officers, employees and independent contractors, including fraud and non-compliance with policies. These risks are difficult to detect in advance and prevent or avoid, and could harm our business, results of operations or financial condition. Although we seek to maintain insurance and use other traditional risk-shifting tools when possible, such as third-party indemnification, where possible, to manage certain exposures, they are subject to terms such as deductibles, coinsurance, limits and policy exclusions, as well as risk of counterparty denial of coverage, default or insolvency. If our policies and procedures do not adequately protect us from exposure, and our exposure is not adequately covered by insurance or other risk-shifting tools, we may incur losses that would adversely affect our business, cash flows, financial condition and results of operations.

Risks Related to Technology, Intellectual Property and Data

We may be unable to, and it may be difficult and costly to, obtain, maintain, protect, or enforce our intellectual property and other proprietary rights sufficiently.

Our ability to operate our businesses depends, in part, upon our proprietary technology. We may be unable to protect our proprietary technology effectively, which would allow competitors to duplicate our technology and adversely affect our ability to compete with them.

We have applied for over a hundred patents. While we are not aware of any such patent applications or the technology infringing any third party’s patents, we have not undertaken an exhaustive assessment of existing patents to determine any overlapping technology or potential infringement, and we do not conduct a freedom to operate search or any other exhaustive search of patents that may limit our ability to supply solutions to specific customers or fields, as the costs of such would be prohibitive. Accordingly, there is a risk that a third party may claim that any patent application infringes that third party’s patent. Any event that would jeopardize our proprietary rights or any claims of infringement by third parties could have an adverse effect on our ability to market or exploit our technology.

There is no guarantee that our proposed patents that are the subject of the patent applications filed by us will provide adequate protection for our intellectual property, or that third parties will not infringe or misappropriate the patents or similar proprietary rights. In addition, there can be no assurance that we will not have to pursue litigation against other parties to assert our rights. There is no guarantee that any of the patents that have been applied for will be granted. If some or all of the patent applications are not granted, our ability to exploit our technology may be materially adversely affected.

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If third parties claim that we infringe upon or otherwise violate their intellectual property rights, our business could be adversely affected.

Although we are not aware of any infringement on the rights of third parties, we may in the future be subject to claims that we have infringed or otherwise violated third parties’ intellectual property rights. There is patent, copyright, and other intellectual property development and enforcement activity in our industry and relating to the advanced technology we use in our business. Our future success depends in part on not infringing upon or otherwise violating the intellectual property rights of others. From time to time, our competitors or other third parties (including non-practicing entities and patent holding companies) may contend that we are infringing upon or otherwise violating their intellectual property rights, or attack our pending or approved patents, and we may be found to be infringing upon or otherwise violating such rights or otherwise in legal claims regarding patents or other intellectual property rights. We may be unaware of the intellectual property rights of others that may cover some or all of our current or future technology or conflict with our rights, and the patent and other intellectual property rights of others may limit our ability to improve our technology and compete effectively. Any claims of intellectual property infringement or other intellectual property violations, even those without merit, could cause the incurrence of costs and other direct, or indirect, damage to us, including:

●	be expensive and time consuming to defend;

●	cause us to cease making, licensing, or using any of our products that incorporate the challenged intellectual property;
●	require us to modify, redesign, reengineer or rebrand our products, if feasible;

●	damage our reputation;

●	hinder our ability to market or sell our products and services;

●	affect negotiations or executed agreements;

●	cause increase to our insurance policies premium or refusal of insurance companies to insure us;

●	divert management’s attention and resources; or

●	require us to enter into royalty or licensing agreements to obtain the right to use a third-party’s intellectual property.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly settlement agreements, or prevent us from offering our solutions, any of which could have a negative impact on our operating profits and harm our future prospects. We may also be obligated to indemnify our customers or business partners in connection with any such litigation and to obtain licenses, modify our solutions, or refund fees, which could further exhaust our resources. Such disputes could also disrupt our solutions, adversely affecting our customer satisfaction and ability to attract customers.

Under applicable employment laws, we may not be able to enforce covenants not to compete.

As part of our employment agreements with our employees we have confidentiality obligations. These agreements generally prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli labor Courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the protection of a company’s trade secrets or other proprietary knowhow.

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Risks Related to Our Legal and Regulatory Environment

Litigation, regulatory actions, consumer complaints and compliance issues could subject us to significant fines, penalties, judgments, remediation costs and/or requirements resulting in increased expenses.

In the ordinary course of business, we may be named as a defendant in various legal actions, including litigation or regulatory enforcement actions. All such legal actions are inherently unpredictable and, regardless of the merits of the claims, are often expensive, time-consuming, disruptive to our operations and resources, and distracting to management.

Changes in laws, regulations and standards and failure to comply with laws, regulations and standards may adversely affect our financial and operating performance and profitability.

Any changes to the existing regulatory framework or the imposition of new legislation or regulations applicable to any of the industries in which Security Matters Limited operates may adversely affect the financial and operating performance of Security Matters Limited. This risk factor applies to government policy and legislative changes in the United States, Australia, Israel, as well as the other jurisdictions in which we currently operate, or will operate in the future, or jurisdictions in which our current or future customers may operate.

Additionally, while we currently do not anticipate this, as the markers used in materials or products are of minuscule quantities, the markers may in the future be required to comply with health and safety laws in certain jurisdictions, and failure to comply with such laws may lead to penalties and other liabilities being imposed on us. In such circumstances, we may be required to suspend production or cease operations, which may lead to a materially adverse effect on our financial performance and profitability.

While we are not aware of any regulation or similar restriction that currently materially limits our ability to use our markers, such regulation or similar restriction may in the future limit our ability to sell our products and may require us either to avoid marking certain material or require us to disclose data to certain entities for certification process that may be required in order for us to use our markers.

The readers use X-range ray technology, which may thus require in certain jurisdictions specific authorization in order to import, manufacture or use such readers. Such authorization process in each such jurisdiction may be time and resources consuming, but may also limit the ability of users to use the readers without proper qualifications, as well as may require, in certain jurisdictions the supervision of such use.

Obligations and changes in laws or regulations relating to privacy, cybersecurity, and data protection, or any actual or deemed failure by us to comply with such laws and regulations that could adversely affect our business

We receive, collect, use, disclose, transmit, and store information, including certain sensitive data, relating to our customers and employees. Our collection and processing of such data in our business may subject us to certain state, federal, and international laws and regulations relating to privacy, cybersecurity, and data protection. These laws, rules, and regulations evolve frequently and their scope may continually change through new legislation, amendments to existing legislation, and changes in interpretation or enforcement, and may be inconsistent from one jurisdiction to another.

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Changes in laws or regulations relating to privacy, cybersecurity, and data protection, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer, or disclosure, could greatly increase the cost of our operations or prevent us from providing certain services. Complying with these requirements through changing our policies and practices may be onerous and costly. These changes may in turn impair our ability to offer our existing or planned products and services or increase our cost of doing business. Further, we may become subject to privacy and data security laws from jurisdictions outside of our standard business operations in. Despite our efforts to comply with any applicable laws, regulations, and other obligations relating to privacy, cybersecurity, and data protection, it is possible that our interpretations of the law, practices, or our network could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations, or obligations. Our failure, or the failure by our business partners or customers using our services to comply with applicable laws or regulations or any other obligations relating to privacy, cybersecurity, and data protection or any compromise of security that results in unauthorized access to, or use or release of personal information or other data relating to consumers or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing business partners and customers from working with us, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, cash flows, financial condition, and results of operations. Even if not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, cash flows, financial condition, and results of operations.

We invest significant resources in information technology protection and security measures. If these measures are targeted or breached, we may incur significant legal and financial exposure as a result of ransomware, loss of information, and related litigation. Moreover, we hold data of our employees and customers and we invest significant resources in information technology protection and security measures to ensure that such data is safe. If these measures are targeted or breached, we may incur significant reputational damage and related legal and financial exposure.

Risks Related to Our Operations in Israel

Conditions in Israel and relations between Israel and other countries could adversely affect our business.

Certain of our offices and R&D facilities are located in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region directly affect our business and operations and could materially and adversely affect our ability to continue to operate from Israel. Most recently, for example, the current political situation in Israel where the ruling parties are attempting to implement laws that essentially allow the parliament to enact laws that are preemptively immune to judicial review could adversely affect our business and results of operations. In addition, since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. In the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of our facilities, our ability to continue our operations could be materially adversely affected.

In recent years, Israel has been engaged in sporadic armed conflicts with terrorist groups, including those that control the Gaza Strip and other regions close to Israel. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip, Lebanon and Syria against civilian targets in various parts of Israel, including areas in which our employees and independent contractors are located, which negatively affected business conditions in Israel. Any hostilities involving Israel, regional political instability or the interruption or curtailment of trade between Israel and its trading partners could materially and adversely affect our operations and results of operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of property damage and certain direct and indirect damages that are caused by terrorist attacks or acts of war, such coverage would likely be limited, may not be applicable to our business (either due to the geographic location of our offices or the type of business that we operate) and may not reinstate our loss of revenue or economic losses more generally. Furthermore, we cannot assure that this government coverage will be maintained or that it will sufficiently cover our potential damages, or whether such coverage would be timely provided. Any losses or damages incurred by us could have a material adverse effect on our business, cash flows, financial condition and results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictive laws and policies, or significant downturn in the economic or financial condition of Israel, could materially and adversely affect our operations and product development, and could cause our sales to decrease.

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A large concentration of our staff resides in Israel and many of our employees and independent contractors in Israel are required to perform military reserve duty, which may disrupt their work for us.

Many of our employees and independent contractors, including certain of our founders and certain members of our management team, operate from our headquarters that are located in central Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, particularly if such call-ups include the call-up of members of our management, and given the current shortage of talent in Israel due to the recent acceleration of activity in startups, especially in the technology space. Such disruption could materially and adversely affect our business, financial condition and results of operations.

Risks related to Tax

The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or changes in tax legislation or policies could impact the Company’s future financial position and results of operations.

Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions.

In 2015, the Organization for Economic Co-operation and Development (the “OECD”) published final recommendations on base erosion and profit shifting (“BEPS”). These recommendations proposed the development of rules directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. Several of the areas of tax law on which the BEPS project focused have led or will lead to changes in the domestic law of individual OECD jurisdictions. These changes include (amongst others) restrictions on interest and other deductions for tax purposes, the introduction of broad anti-hybrid regimes and reform of controlled foreign corporation rules. Changes are also expected to arise in the application of certain double tax treaties, which may restrict the ability of certain members of the Company to rely on the terms of relevant double tax treaties in certain circumstances. Further, recent BEPS developments such as the OECD Inclusive Framework’s global tax reform statements in October 2021 include proposals for new profit allocation and nexus rules and for rules (including Pillar Two model rules released in December 2021) to ensure that the profits of multinational enterprises are subject to a minimum rate of tax. If these are enacted, we would expect the Company’s tax costs and operational expenses related to this complex compliance to increase.

Changes of law in individual jurisdictions which may arise as a result of the BEPS project or other tax measures may ultimately increase the tax base of individual members of the Company in certain jurisdictions or the worldwide tax exposure of the Company. Changes of law may also include revisions to the definition of a “permanent establishment” and the rules for attributing profit to a permanent establishment. Other changes may focus on the goal of ensuring that transfer pricing outcomes are in line with value creation.

Such changes to tax laws could increase their complexity and the burden and costs of compliance. Additionally, such changes could also result in significant modifications to existing transfer pricing rules and could potentially have an adverse impact on the Company’s taxable profits in various jurisdictions.

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U.S. holders that directly or indirectly own 10% or more of our equity interests may be subject to adverse U.S. federal income tax consequences under rules applicable to U.S. shareholders of “controlled foreign corporations.”

A non-U.S. corporation generally will be classified as a controlled foreign corporation for U.S. federal income tax purposes (a “CFC”), if “10% U.S. equityholders” (as defined below) own, directly, indirectly or constructively, more than 50% of either (i) the total combined voting power of all classes of stock of such corporation entitled to vote or (ii) the total value of the stock of such corporation. We do not believe that the Company would be classified as a CFC at the time of Closing, although CFC status is determined after taking into account complex constructive ownership rules and, accordingly, there can be no assurance in this regard. However, certain of the Company’s non-U.S. subsidiaries may be classified as CFCs (as a result of the application of certain constructive ownership rules which treat the Company’s U.S. subsidiaries as owning the equity of those non-U.S. subsidiaries), and it is possible that we may be classified as a CFC in the future. The U.S. federal income tax consequences for U.S. holders who at all times are not 10% U.S. equityholders would not be affected by the CFC rules. However, a U.S. holder that owns (or is treated as owning, directly, indirectly or constructively, including by applying certain attribution rules) 10% or more of the combined voting power of all classes of our stock entitled to vote or the total value of our equity interests (including equity interests attributable to a deemed exercise of options and convertible debt instruments), or a “10% U.S. equityholder,” if we were classified as a CFC, would generally be subject to current U.S. federal income taxation on a portion of our applicable subsidiaries’ earnings and profits (as determined for U.S. federal income tax purposes) and our earnings and profits, regardless of whether such 10% U.S. equityholder receives any actual distributions (with certain exceptions in the case of CFCs attributed through downward attribution). In addition, if we were classified as a CFC, a portion of any gains realized on the sale of our common shares by a 10% U.S. equityholder may be treated as ordinary income. A 10% U.S. equityholder will also be subject to additional U.S. federal income tax information reporting requirements with respect to our subsidiaries that are classified as CFCs and with respect to us (if we or any of our subsidiaries were classified as a CFC) and substantial penalties may be imposed for noncompliance. We cannot provide any assurances that the Company will assist U.S. holders in determining whether the Company or any of its subsidiaries are treated as a CFC for U.S. federal income tax purposes or whether any U.S. holder is treated as a 10% U.S. equityholder with respect to any of such CFC or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if the Company, or any of its subsidiaries, is treated as a CFC for U.S. federal income tax purposes. Each U.S. holder should consult its own tax advisor regarding the CFC rules and whether such U.S. holder may be a 10% U.S. equityholder for purposes of these rules.

Our U.S. stockholders may suffer adverse tax consequences if we are classified as a “passive foreign investment company.”

A non-U.S. corporation generally will be treated as a “passive foreign investment company” (a “PFIC”), for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated composition of the income, assets and operations of the Company and its subsidiaries and certain factual assumptions, the Company does not expect to be treated as a PFIC for its taxable year that includes the date of the Business Combination. However, there can be no assurances in this regard, because PFIC status is determined annually and requires a factual determination that depends on, among other things, the composition of a company’s income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year, and is thus subject to significant uncertainty. Furthermore, because the value of our gross assets is likely to be determined in part by reference to our market capitalization, a decline in the value of our ordinary shares may result in the Company becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. holder (as defined in “Certain Material U.S. Federal Income Tax Considerations”) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Prospective U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to them. See “Certain Material U.S. Federal Income Tax Considerations—Material U.S. Federal Tax Considerations—Passive Foreign Investment Company Rules” below.

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The Internal Revenue Service may not agree that the Company should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Although the Company is incorporated in Ireland, the Internal Revenue Service (“IRS”) may assert that it should be treated as a U.S. corporation (and therefore a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation (or U.S. tax resident) if it is organized in the United States, and a corporation is generally considered a “foreign” corporation (or non-U.S. tax resident) if it is not a U.S. corporation. Because the Company is an entity incorporated in Ireland, it would generally be classified as a foreign corporation (or non-U.S. tax resident) under these rules. Section 7874 of the Code provides an exception under which a foreign incorporated and foreign tax resident entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

As more fully described in the section titled “Certain Material U.S. Federal Income Tax Considerations—Material U.S. Federal Tax Considerations—U.S. Federal Income Tax Treatment of the Company,” based on the terms of the Business Combination and certain factual assumptions, the Company is not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code after the Business Combination. However, the application of Section 7874 of the Code is complex and is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. Treasury Regulations with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge the status of the Company as a foreign corporation under Section 7874 of the Code or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Section 7874 of the Code the Company’s status as a foreign corporation for U.S. federal income tax purposes, the Company and certain the Company shareholders would be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on the Company and future withholding taxes on certain the Company shareholders, depending on the application of any income tax treaty that might apply to reduce such withholding taxes.

See “Certain Material U.S. Federal Income Tax Considerations—Material U.S. Federal Tax Considerations —U.S. Federal Income Tax Treatment of the Company” for a more detailed discussion of the application of Section 7874 of the Code to the Business Combination. Investors in the Company should consult their own tax advisors regarding the application of Section 7874 of the Code to the Business Combination.

The Excise Tax included in the Inflation Reduction Act of 2022 may impose a significant tax liability on Lionheart after the Business Combination.

On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022 (the “IRA”), which, among other changes, generally imposes a 1% excise tax on the fair market value of stock repurchased by certain publicly-traded domestic corporations beginning in 2023, with certain exceptions (the “Excise Tax”). Because the Lionheart is a publicly-traded Delaware corporation, Lionheart may be a “covered corporation” within the meaning of the IRA, and it is possible the Excise Tax will apply to any redemptions of Lionheart Public Shares after December 31, 2022, including redemptions occurring in connection with the Business Combination, unless an exemption is available. Consequently, the value of your investment in our securities may decrease as a result of the Excise Tax. Further, the application of the Excise Tax in the event of a liquidation is uncertain absent further guidance.

The proceeds placed in the Trust Account shall not be used to pay for possible excise taxes or any other fees or taxes that may be levied on Lionheart pursuant to any current, pending or future rules or laws, including without limitation any excise tax due under the IRA on any redemptions or stock buybacks by Lionheart. However, the interest earned on the proceeds placed in the Trust Account may be used to pay any taxes that may be levied on Lionheart, including franchise taxes, income taxes and any excise taxes, including the possible Excise Tax.

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Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We are subject to federal and state income taxes in the United States and potentially in other jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

●	changes in the valuation of our deferred tax assets and liabilities;

●	expected timing and amount of the release of any tax valuation allowances;

●	tax effects of stock-based compensation;

●	changes in tax laws, regulations or interpretations thereof; or

●	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by taxing authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Future changes in U.S. and foreign tax laws could adversely affect the Company.

The U.S. Congress and the Organisation for Economic Co-operation and Development have focused on issues related to the taxation of multinational corporations. In particular, specific attention has been paid to “base erosion and profit shifting”, where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in Ireland could change on a prospective or retroactive basis, and any such change could adversely affect the Company.

Risks related to Irish Law

The Company does not intend to pay dividends for the foreseeable future.

The Company has never declared or paid any cash dividends on its capital stock and does not intend to pay any cash dividends in the foreseeable future. The Company expects to retain future earnings, if any, to fund the development and growth of its business. Any future determination to pay dividends on the Company’s capital stock will be at the discretion of the Board.

Provisions in the Amended and Restated Memorandum and Articles of Association and under Irish law could make an acquisition of Lionheart more difficult, may limit attempts by the Company shareholders to replace or remove the Company’s management, may limit shareholders’ ability to obtain a favorable judicial forum for disputes with the Company or the Company’s directors, officers or employees, and may limit the market price of the Ordinary Shares and/or the Parent Warrants.

Provisions in the Amended and Restated Memorandum and Articles of Association may have the effect of delaying or preventing a change of control or changes in the Company’s management. The Amended and Restated Memorandum and Articles of Association includes provisions that:

●	require that the Company’s Board be classified into three classes of directors with staggered three-year terms;

●	permit the Company’s Board to establish the number of directors and fill any vacancies and newly created directorships; and

●	prohibit shareholder action by written consent without unanimous approval of all holders of the Ordinary Shares.

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Risks related to the business and operations of the Company following the Transaction

The Company will incur significant costs and devote substantial management time as a result of being subject to reporting requirements in the United States, which may adversely affect the operating results of the Company in the future.

As a company subject to reporting requirements in the United States, the Company will incur significant legal, accounting and other expenses that the Company would not have incurred as a private limited company in Ireland. For example, the Company will be subject to the reporting requirements of the Exchange Act and is required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Compliance with these requirements will increase the Company’s legal and financial compliance costs and will make some activities more time consuming and costly, while also diverting management attention. In particular, the Company expects to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when it is no longer an emerging growth company as defined by the JOBS Act.

Risks Related to this Offering

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the currently intended purposes described in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our cash from this offering in ways that ultimately increase the value of any investment in our securities or enhance stockholder value. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply our cash in ways that enhance stockholder value, we may fail to achieve expected financial results, which may result in a decline in the price of our shares of Class A common stock, and, therefore, may negatively impact our ability to raise capital, invest in or expand our business, acquire additional products or licenses, commercialize our product, or continue our operations.

There is no public market for the pre-funded warrants or warrants being offered in this offering.

There is no established public trading market for the pre-funded warrants or warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the pre-funded warrants or warrants on any securities exchange or nationally recognized trading system, including The Nasdaq Capital Market or Nasdaq Global Market. Without an active market, the liquidity of the pre-funded warrants and warrants will be limited.

Holders of pre-funded warrants and warrants purchased in this offering will have no rights as common stockholders until such holders exercise such warrants and acquire our ordinary shares.

Until holders of pre-funded warrants or warrants acquire our ordinary shares upon exercise of such warrants, holders of pre-funded warrants or warrants will have no rights with respect to the ordinary shares underlying such warrants. Upon exercise of the pre-funded warrants or warrants, the holders will be entitled to exercise the rights of a holder of ordinary shares only as to matters for which the record date occurs after the exercise date.

The warrants may not have any value.

The warrants will be exercisable for five years from the date of initial issuance at an initial exercise price of $[__]. There can be no assurance that the market price of our Ordinary Shares will ever equal or exceed the exercise price of the warrants. In the event that the stock price of our Ordinary Shares does not exceed the exercise price of the warrants during the period when the warrants are exercisable, the warrants may not have any value.

You will experience immediate and substantial dilution as a result of this offering.

As of December 31, 2022, our net tangible book value was approximately $[___], or approximately $[__] per share (post-consolidation). Since the effective price per share of our Ordinary Shares being offered in this offering is substantially higher than the net tangible book value per share, you will suffer substantial dilution with respect to the net tangible book value of the Ordinary Shares that you purchase in this offering. Based on the assumed public offering price of $[__] per Ordinary Share being sold in this offering, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, and our net tangible book value per share as of December 31, 2022, and assuming no exercise of the warrants being offered in this offering, if you purchase securities in this offering, you will suffer immediate and substantial dilution of $[__] per share (or $[__] per share if the underwriters exercise the over-allotment option to purchase additional Ordinary Shares and warrants in full) with respect to the net tangible book value of the Ordinary Shares offered hereby. See the section titled “Dilution” for a more detailed discussion of the dilution you will incur if you purchase shares in this offering.

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We do not expect to declare or pay dividends in the foreseeable future.

We do not expect to declare or pay dividends in the foreseeable future, as we anticipate that we will invest future earnings in the development and growth of our business. Therefore, holders of our Securities will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the shares in this offering, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear, because we will hold a substantial amount of cash following this offering, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Material Income Tax Considerations—U.S. Federal Income Taxation Considerations—Passive Foreign Investment Company Consequences” for additional information.

General Risk Factors

The Company’s management has limited experience in operating a public company in the United States.

While the Company’s executive officers have experience in the management of a public company in Australia, the Company’s executive officers have limited experience in the management of a public company in the United States. The Company’s management team may not successfully or effectively manage its transition to a U.S. public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to U.S. public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the Company. The Company may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for the Company to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that the Company will be required to expand its employee base and hire additional employees to support its operations as a public company, which will increase its operating costs in future periods.

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The stock price of the Ordinary Shares may be volatile.

The market price of the Ordinary Shares may be volatile. In addition to factors discussed elsewhere in this Risk Factors section, the market price of the Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond the Company’s control, including:

●	overall performance of the equity markets;

●	actual or anticipated fluctuations in the Company’s revenue and other operating results;

●	changes in the financial projections the Company may provide to the public or the failure to meet these projections;

●	failure of securities analysts to initiate or maintain coverage of the Company, changes in financial estimates by any securities analysts who follow the Company or the Company’s failure to meet these estimates of the expectations of investors;

●	the issuance of reports from short sellers that may negatively impact the trading price of the Ordinary Shares;

●	the Company’s stock being targeted by “naked” short sellers or other manipulative acts;

●	recruitment or departure of key personnel;

●	the economy as a whole and market conditions in the Company’s industry;

●	new laws, regulations, subsidies, or credits or new interpretations of them applicable to the Company’s business;

●	negative publicity related to real or perceived quality of the Company’s products;

●	rumors and market speculation involving the Company or other companies in the Company’s industry;

●	announcements by the Company or its competitors of significant technical innovations, acquisitions, strategic partnerships, or capital commitments;

●	lawsuits threatened or filed against the Company;

●	other events or factors including those resulting from war, incidents of terrorism or responses to these events or events related to changes, attempted changes, or anticipated changes in the Israeli or other legal or governmental system in jurisdictions in which the Company is active;

●	the expiration of contractual lock-up or market standoff agreements; and

●	sales or anticipated sales of shares of the Ordinary Shares by the Company or the Company’s shareholders.

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In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility.

The Company may issue additional Ordinary Shares or other equity securities without seeking approval of the Company’s shareholders, which would dilute your ownership interests and may depress the market price of the Ordinary Shares.

The Company has warrants and other convertible securities outstanding to purchase over 9 million Ordinary Shares. Further, the Company may choose to seek third party or other financing to provide additional working capital, in which event the Company may issue additional equity securities. The Company may also issue additional Ordinary Shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding warrants, or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

The Company’s issuance of additional Ordinary Shares or other equity securities of equal or senior rank would have the following effects:

●	The Company’s existing shareholders’ proportionate ownership interest in the Company will decrease;

●	the amount of cash available per share, including for payment of dividends in the future, may decrease;

●	the relative voting strength of each previously outstanding Ordinary Share may be diminished; and

●	the market price of the Ordinary Shares may decline.

The Company has limited operating history. The unaudited pro forma condensed combined financial information may not be an indication of the Company’s financial condition or results of operations following the Business Combination, and accordingly, you have limited financial information on which to evaluate the Company and your investment decision.

The Company has limited operating history, and until March 2023 had no prior history as a combined entity with Lionheart and their operations had not been previously managed on a combined basis. The unaudited pro forma condensed combined financial information contained in this prospectus has been prepared using the consolidated historical financial statements of Lionheart and SMX, and is presented for illustrative purposes only and should not be considered to be an indication of the results of operations including, without limitation, future revenue, or financial condition of the Company following the business combination. Certain adjustments and assumptions have been made regarding the Company after giving effect to the business combination. The Company believes these assumptions are reasonable, however, the information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments are difficult to make with accuracy. These assumptions may not prove to be accurate, and other factors may affect the Company’s results of operations or financial condition following the Business Combination. For these and other reasons, the historical and pro forma condensed combined financial information included in this prospectus does not necessarily reflect the Company’s results of operations and financial condition and the actual financial condition and results of operations of the Company following the business combination may not be consistent with, or evident from, this pro forma financial information.

The Company is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Ordinary Shares less attractive to investors.

The Company is an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, the Company is only required to provide two years of audited financial statements and only two years of related selected financial data and management discussion and analysis of financial condition and results of operations disclosure. In addition, the Company is not required to obtain auditor attestation of its reporting on internal control over financial reporting, has reduced disclosure obligations regarding executive compensation and is not required to hold non-binding advisory votes on executive compensation. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. The Company has elected to take advantage of such extended transition period. The Company cannot predict whether investors will find the Ordinary Shares to be less attractive as a result of its reliance on these exemptions. If some investors find the Ordinary Shares to be less attractive as a result, there may be a less active trading market for the Ordinary Shares and the price of the Ordinary Shares may be more volatile.

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The Company will remain an emerging growth company until the earliest of: (i) the end of the fiscal year in which the Company has total annual gross revenue of $1.07 billion; (ii) the last day of the Company’s fiscal year following the fifth anniversary of the date on which Lionheart consummated its initial public offering; (iii) the date on which the Company issues more than $1.0 billion in non-convertible debt during the preceding three-year period; or (iv) the end of the fiscal year in which the market value of the Ordinary Shares held by non- affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter.

Further, there is no guarantee that the exemptions available to the Company under the JOBS Act will result in significant savings. To the extent that the Company chooses not to use exemptions from various reporting requirements under the JOBS Act, it will incur additional compliance costs, which may impact the Company’s financial condition.

The Company will need additional capital in the future to meet its financial obligations and to pursue its business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise the Company’s ability to meet its financial obligations and grow its business.

While management anticipates that the remaining funds made available from the Trust Account following the completion of the Business Combination along with funds that the Company may draw down under the SEPA will be sufficient to fund the Company’s operations in the near term, the Company will need to raise additional capital to fund operations in the future, pay substantial existing liabilities and obligations, and possibly finance future growth of acquisitions.

If the Company seeks to raise additional capital in order to meet various objectives, including developing existing or future technologies and solutions, refinancing or repaying indebtedness or other liabilities or obligations, increasing working capital, acquiring new clients, expanding geographically and responding to competitive pressures, capital may not be available on favorable terms or may not be available at all, which could have a material adverse effect on the continued development or growth of the Company. Lack of sufficient capital resources could significantly limit the Company’s ability to take advantage of business and strategic opportunities. Any additional capital raised through the sale of equity or debt securities with an equity component would dilute stock ownership. If adequate additional funds are not available, the Company may be required to delay, reduce the scope of, or eliminate material part of its business strategy, including acquiring potential new clients or the continued development of new or existing technologies or solutions and geographic expansion.

The Company will incur significant costs and devote substantial management time as a result of being subject to reporting requirements in the United States, which may adversely affect the operating results of the Company in the future.

As a company subject to reporting requirements in the United States, the Company will incur significant legal, accounting and other expenses that the Company would not have incurred as a private limited company in Ireland. For example, the Company will be subject to the reporting requirements of the Exchange Act and is required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Compliance with these requirements will increase the Company’s legal and financial compliance costs and will make some activities more time consuming and costly, while also diverting management attention. In particular, the Company expects to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when it is no longer an emerging growth company as defined by the JOBS Act.

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There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

The Company’s Ordinary Shares and Parent Warrants are currently listed on Nasdaq. If Nasdaq delists the Ordinary Shares from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that the Ordinary Shares is a “penny stock” which will require brokers trading in the Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” To the extent the Ordinary Shares and Parent Warrants are listed on Nasdaq, they are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities.

Future issuances of debt securities and equity securities may adversely affect us, including the market price of our Ordinary Shares and may be dilutive to existing shareholders.

We expect that significant additional capital will be needed in the future to continue our planned research, development and business operations. In the future, we may incur debt or issue equity ranking senior to our ordinary shares. Those securities will generally have priority upon liquidation. Such securities also may be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of Ordinary Shares. Because our decision to issue debt or equity in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. As a result, future capital raising efforts may reduce the market price of Ordinary Shares and be dilutive to existing shareholders. In addition, our ability to raise additional capital through the sale of equity or convertible debt securities could be significantly impacted by the resale of Ordinary Shares by Yorkville pursuant to this prospectus or by selling shareholders pursuant to one or more other prospectuses, which could result in a significant decline in the trading price of Ordinary Shares and potentially hinder our ability to raise capital at terms that are acceptable to us or at all. In addition, our ability to raise additional capital through the sale of equity or convertible debt securities could be significantly impacted by the resale of Ordinary Shares by Yorkville pursuant to the SEPA or by selling shareholders pursuant to one or more other prospectuses, which could result in a significant decline in the trading price of Ordinary Shares and potentially hinder our ability to raise capital at terms that are acceptable to us or at all.

If securities or industry analysts do not publish or cease publishing research or reports about the Company, its business, or its market, or if they change their recommendations regarding Ordinary Shares adversely, then the price and trading volume of Ordinary Shares could decline.

The trading market for Ordinary Shares is influenced by the research and reports that industry or securities analysts may publish about the Company, its business, its market, or its competitors. If any of the analysts who may cover the Company change their recommendation regarding Ordinary Shares adversely, cease to provide coverage or provide more favorable relative recommendations about the Company’s competitors, the price of Ordinary Shares would likely decline. If any analyst who may cover Lionheart were to cease coverage of the Company or fail to regularly publish reports on it, the Company could lose visibility in the financial markets, which could cause Ordinary Share price or trading volume to decline.

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The JOBS Act permits “emerging growth companies” like the Company to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, which may make our Ordinary Shares less attractive to investors.

The Company currently qualifies as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Its Business Startups Act of 2012, which is referred to as the “JOBS Act.” As such, the Company takes advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. As a result, Company shareholders may not have access to certain information they deem important.

The Company cannot predict if investors will find Ordinary Shares less attractive because it relies on these exemptions. If some investors find Ordinary Shares less attractive as a result, there may be a less active trading market and share price for Ordinary Shares may be more volatile. The Company may incur increased legal, accounting and compliance costs associated with Section 404 of the Sarbanes-Oxley Act.

There is expected to be less publicly available information concerning the Company than there is for issuers that are not foreign private issuers because the Company will be considered a foreign private issuer and will be exempt from a number of rules under the Exchange Act, and will be permitted to file less information with the SEC than issuers that are not foreign private issuers.

A foreign private issuer under the Exchange Act is exempt from certain rules under the Exchange Act, and is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not foreign private issuers, or to comply with Regulation FD, which restricts the selective disclosure of material non-public information. The Company is exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act. The members of the Company’s board of directors, officers and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Accordingly, there will likely be less publicly available information concerning the Company than there is for companies whose securities are registered under the Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such companies.

In addition, certain information may be provided by the Company in accordance with Irish law, which may differ in substance or timing from such disclosure requirements under the Exchange Act. As a foreign private issuer, under Nasdaq rules the Company is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of Nasdaq, including, for example, certain internal controls as well as board, committee and director independence requirements. The Company intends from time to time to follow Irish corporate governance practices in lieu of Nasdaq corporate governance rules and most recently followed Irish practices to amend its 2022 Incentive Equity Plan to increase the number of authorized shares under such plan without shareholder approval, and we cannot assure you that we will not avail ourselves of other such exceptions in the future. If the Company determines to follow Irish corporate governance practices in lieu of Nasdaq corporate governance standards, the Company will disclose each Nasdaq rule that it does not intend to follow and describe the Irish practice that the Company will follow in lieu thereof.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. This would subject the Company to GAAP reporting requirements which may be difficult for it to comply with.

As a “foreign private issuer,” the Company would not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter.

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In the future, the Company could lose its foreign private issuer status if a majority of its ordinary shares are held by residents in the United States and it fails to meet any one of the additional “business contacts” requirements. Although the Company intends to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, the Company’s loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to the Company under U.S. securities laws if it is deemed a U.S. domestic issuer may be significantly higher. If the Company is not a foreign private issuer, the Company will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the Company would become subject to the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. The Company also may be required to modify certain of its policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, the Company may lose its ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. As a foreign private issuer, the Company would be permitted to follow home country practice in lieu of the above requirements. As long as the Company relies on the foreign private issuer exemption to certain of Nasdaq’s corporate governance standards, a majority of the directors on its board of directors are not required to be independent directors, its compensation committee is not required to be comprised entirely of independent directors, and it will not be required to have a nominating committee. Also, the Company would be required to change its basis of accounting from IFRS as issued by the IASB to GAAP, which may be difficult and costly for it to comply with. If the Company loses its foreign private issuer status and fails to comply with U.S. securities laws applicable to U.S. domestic issuers, the Company may have to de-list from Nasdaq and could be subject to investigation by the SEC, Nasdaq and other regulators, among other materially adverse consequences.

As a “foreign private issuer” under the rules and regulations of the SEC, the Company is permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

The Company is, and will be after the consummation of the business combination, considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, the Company is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. SMX currently prepares its financial statements in accordance with IFRS. The Company will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as its financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. The Company is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Company securities.

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information is provided to aid you in your analysis of the financial aspects of the Business Combination. The unaudited pro forma condensed combined financial information has been derived from the historical financial statements of Lionheart and SMX and the related notes incorporated by reference into the Report and should be read in conjunction with the accompanying notes to the pro forma financial information. The unaudited pro forma condensed combined financial information should also be read together with the other financial information which are included elsewhere in the Annual Report on Form 20-F.

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The following unaudited pro forma condensed combined financial statements present the combination of certain financial information of Lionheart and SMX, adjusted to give effect to the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

Lionheart was formed as a Delaware corporation on January 14, 2021. Lionheart was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses or entities.

Security Matters Limited is a company incorporated under the laws of Australia and provides one solution to solve both authentication and track and trace challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2022 combines the consolidated historical statements of financial position of SMX and the historical balance sheet of Lionheart on a pro forma basis as if the Business Combination had been consummated on December 31, 2022.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 combines the consolidated historical statement of operations of SMX and Lionheart for such periods on a pro forma basis as if the Business Combination had been consummated on January 1, 2022.

The unaudited pro forma condensed combined financial information has only been presented for illustrative purposes. The financial results may have been different had SMX and Lionheart been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had SMX and Lionheart been combined or the future results that SMX will experience after giving effect to the Business Combination. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of SMX after giving effect to the Business Combination. The actual financial position and results of operations of SMX may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma adjustments represent the SMX’s management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information and is subject to, and may differ materially from, the information presented as additional information becomes available and analyses are performed. SMX’S management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to SMX’s management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information has been prepared with respect to the actual redemption of Lionheart’s Class A Common Stock such that Lionheart Public Stockholders holding 12,196,947 Lionheart Class A Common Stock exercised their redemption rights for $123,189,000 of funds in the Trust Account, resulting in $3,061,000 remaining in the Trust Account. The per share redemption price was based on the offering price of $10.10 per share. The actual redemption price is $10.233 which reflects the additional extension payment.

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This information should be read together with the following:

●	SMX’s audited consolidated statements of financial positions and related notes as of December 31, 2022 and 2021, and for the related consolidated statements of comprehensive loss for each of the three years in the period ended December 31, 2022;

●	Lionheart’s audited financial statements and related notes as of December 31, 2022 and 2021 and for the year ended December 31, 2022, and for the period from January 14, 2021 (inception) through December 31, 2021;

●	other financial information included elsewhere in the Annual Report on Form 20-F.

Accounting for the Business Combination

The Business Combination will be accounted for as an assets acquisition, with no goodwill or other intangible assets recorded, in accordance with IFRS. The Company will account for the merger using the reverse acquisition method in accordance with the principles of IFRS 3. This results in SMX being identified as the accounting acquirer, and the Company/Lionheart being identified as the accounting acquirees. Under the reverse acquisition method, the accounting acquirer is deemed to have issued shares to obtain control of the acquirees. However, since the Company and Lionheart are not businesses as defined in IFRS 3, the transaction is not a business combination. Based on IFRS 3’s provisions, such a transaction is accounted for in the consolidated financial statements of the Company (the legal acquirer) as a continuation of the financial statements of SMX (the legal acquiree), together with a deemed issuance of shares by SMX at fair value and a re-capitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of Lionheart, primarily cash) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company/Lionheart). The difference between the fair value of the shares deemed to have been issued by SMX and the fair value of Lionheart’s identifiable net assets represents a payment for the service of obtaining a stock exchange listing for its shares, and not considered a cost of raising capital. Therefore, it is expensed immediately to profit or loss at Closing Date. Transaction costs are allocated on a relative fair value basis of the amounts allocated to each equity transaction as mentioned above, such that the amount attributed to the equity transaction is deducted from equity and the amount attributed to the listing service is charged as expense in profit or loss. The determination of SMX as the accounting acquirer is based on an evaluation of the following facts and circumstances:

●	Security Matters Limited Shareholders will have the largest voting rights in the Company after giving effect to the Business Combination.

●	SMX accounts for the majority of representatives in the governing body of the Company, the Board of Directors;

●	SMX’s senior management will continue in their respective roles in the Company after giving effect to the Business Combination;

●	SMX’s operations will substantially comprise the ongoing operations of SMX after giving effect to the Business Combination; and

●	SMX is the larger entity, in terms of substantive operations and employee base.

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Unaudited Pro Forma Combined Balance sheet

December 31, 2022

	(b) Lionheart US	(c) IFRS	(d) Lionheart	(e) Security	Pro Forma Adjustments		Pro Forma
(all amounts in 000 USD)	GAAP	Adjustments	IFRS	Matters	(Actual Redemptions)
Assets
Current assets
Cash and cash equivalents	7		7	1,398	128,866	(f)	8,932
					(123,189	)(i)
					350	(o)
					1,500	(h)
Other receivables				3,673	(3,157	)(j)	516
Prepaid expenses and other current assets	83		83		375	(n)	458
Marketable securities held in Trust Account		128,866	128,866		(128,866	)(f)

Total current assets	128,956	—	128,956	5,071	(124,121)		9,906

Non-current assets
Property and equipment				969			969
Intangible assets				5,027			5,027
Investments in joint ventures				221			221
Marketable securities held in Trust Account	128,866	(128,866)

Total non-current assets	128,866	(128,866)		6,217			6,217
Total assets	128,956		128,956	11,288	(124,121)		16,123
Liabilities
Current liabilities
Trade payables	4,672		4,672	2,972	9,628	(j)	17,272
Other payables	373		373	680			1,053
Deferred underwriting payable		4,375	4,375		(4,375	)(g)
Warrants		1,014	1,014		-	(l)	1,014
Convertible notes				563			563
Borrowings from related parties	400		400	710			1,110
Cash advances for issuance of shares					1,500	(h)	1,500
Redeemable shares		124,498	124,498		(124,498	)(i)
Total current liabilities	5,445	129,887	135,332	4,925	(117,745)		22,512
Non-current liabilities
Secured notes				3,682	(1,152	)(o)	2,530
Lease liability				440			440
Deferred underwriting payable	4,375	(4,375)
Other liabilities				85			85
Total non-current liabilities	4,375	(4,375)		4,207	(1,152)		3,055
Total liabilities	9,820	125,512	135,332	9,132	(118,897)		25,567
Equity
Issued capital, additional paid in capital and warrants	128,305	(124,404)	3,901	29,039	11,599	(k)	44,617
					2,102	(m)
					375	(n)
					1,502	(o)
					(3,901	)(k)
Share based payment reserve				3,674	(2,102	)(m)	1,724
					43	(m)
Foreign currency translation reserve				(537)			(537)
Accumulated losses	(9,169)	(1,108)	(10,277)	(30,020)	(12,785	)(j)	(55,248)
					(152	)(m)
					10,277	(k)
					(12,291	)(k)
Total equity	119,136	(125,512)	(6,376)	2,156	(5,224)		(9,444)

Total liabilities and equity	128,956	-	128,956	11,288	(124,121)		16,123

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Pro Forma Adjustments and Assumptions to the unaudited Pro Forma Combined Balance Sheet

(a)	The Parent was formed in July 2022, and had no results of operations until the completion of this Transaction. Therefore, its historical results of operations are not shown in a separate column in the unaudited pro forma combined balance sheet and profit or loss.

(b)	Derived from Lionheart’s audited financial statements for the year ended December 31, 2022 which have been prepared in accordance with U.S. GAAP.

(c)	Adjustments made to present Lionheart balance sheet in accordance with IFRS:

●	Reclassification of Lionheart’s ordinary shares ($126,250) subject to redemption as short term liabilities measured at amortized cost using the effective interest method under IFRS.

●	Reclassification of accretion to amount subject to redemption ($14,316) from additional paid in capital ($9,647) and from retained earnings ($4,668) such that the original amount, upon issuance, of $12,261 is recorded to redeemable shares liability ($1,752) and retained earnings ($10,509) in order to recognize the accretion on the basis of passage of time using the effective interest method under IFRS based on updated estimates at balance sheet date.

●	Reclassification of share warrants ($5,747) from equity to derivative financial liabilities at fair value as of Closing, $0.12, under IFRS.

●	Reclassification of Marketable securities held in Trust Account and Deferred underwriting payable as current items under IFRS since their realization as of balance sheet date is expected in the following year.

(d)	Represents Lionheart’s balance sheet after adjustments to IFRS.

(e)	Derived from Security Matters’ audited financial statements for the year ended December 31, 2022 which have been prepared in accordance with IFRS.

(f)	Represents the release of cash from marketable securities held in the trust account.

(g)	Represents the waiver of the payment by the underwriters at Closing.

(h)	Represents cash received at Closing for future issuance of ordinary shares whose number is contingent on future share market price as part of convertible promissory note.

(i)	Represents the cash disbursement from the trust account to public SPAC shareholders resulting from the actual redemption at Closing of 97.58% redeemable ordinary shares, where the remaining amount (representing 303,053 shares) is retained in the trust account and classified to equity.

(j)	Represents payables to settle the actual transaction costs of $17,344M in connection with the Transactions, of which, as of December 31, 2022, $7,716M have been incurred and $3,157M also recognised as deferred asset. Since Lionheart’s pro-forma net assets are at negative amount, the entire transaction costs are charged to profit or loss as transaction costs of obtaining the listing service.
(k)	Represents the effects of the recapitalization at Closing where Security Matters is the accounting acquirer, and the elimination of historical issued capital and additional paid in capital and accumulated losses of Lionheart. The adjustment as a reduction in retained earnings reflects the difference between the fair value of the shares deemed to have been issued to Lionheart shareholders by Security Matters and the fair value of Lionheart’s net assets acquired, in accordance with IFRS 2. The adjustment reflects the number of shares reflecting the actual Redemptions of 97.58%.

(l)	Represents the warrants in the Parent forming part of Lionheart’s net assets. The warrants are derivative financial liabilities in accordance with IFRS. The fair value is the market price of $0.12 at Closing. As reflected from the Business Combination Agreement, the Parent’s warrants have the same fair value as Lionheart’s warrants prior to Closing.

(m)	Represents Security Matters share based payment schemes. Upon Transaction, some fully vested options are converted to ordinary shares of the Parent ($2,102) and for other unvested options, acceleration of vesting as a result of becoming fully vested for which the future remaining expenses ($152) are recognized immediately in accordance with IFRS 2. The remaining reserve balance represents the total of outstanding fully vested options over the Parent shares.

(n)	Represents shares issued in advance at Closing to Standby Equity Facility Providers for services of obtaining future capital raising.

(o)	Represents shares issued upon conversion of secured notes at Closing including additional cash received for converted note.

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Unaudited Pro Forma Combined Statement of Profit and Loss

For The Year Ended December 31, 2022

	Lionheart	IFRS		Lionheart	Security	Pro Forma adjustments		Pro Forma
(all amounts in 000 USD)	US GAAP	Adjustments		IFRS	Matters	(Actual Redemptions)
Research and development expenses, net					1,898	117	(d)	2,015
Selling and marketing expenses					782			782
General and administrative expenses	5,621			5,621	2,510	12,785	(b)	33,242
Operating Loss	5,621			5,621	5,190	25,228		36,039
Finance expenses		9,147	(a)	9,147	1,128			10,275
Finance income	(1,790)			(1,790)	(28)	1,790	(e)	(28)
Share of losses of joint ventures					(106)			(106)
Income tax expense	327			327		(327	)(e)	0
Net loss for the period	4,158	9,147		12,978	6,184	27,018		46,180

Pro Forma Adjustments and Assumptions to the unaudited Pro Forma Combined Statement of Profit and Loss

(a)	Adjustments made to record the periodic charge ($9,147) of the original accretion amount on the redeemable shares ($12,261) in profit or loss using the effective interest method in accordance with IFRS based on updated estimates at balance sheet date.

(b)	Represents the remaining transaction costs related to listing service that are charged to general and administrative expenses.

(c)	The adjustment to general and administrative expenses reflects the service of obtaining a stock exchange listing in accordance with IFRS 2. The adjustment reflects the number of shares outstanding following 97.58% actual Redemptions.

(d)	The adjustment reflects acceleration of vesting for unvested options as a result of becoming fully vested upon Transactions for which the future remaining expenses are recognised immediately in accordance with IFRS 2.

(e)	Elimination of finance income, net of tax, earned from securities held in the Trust Account.

Earnings Per Share

(all amounts in 000 USD, except of share and per share data)	Pro Forma (Actual Redemptions)
Year ended December 31, 2022
Pro forma net loss attributable to equity holders of the Company	46,180
Pro forma weighted average number of Company Ordinary Shares outstanding
Company Ordinary Shares issued to Security Matters Shareholders	18,673,253
Company Ordinary Shares issued to Lionheart Class A and Class B shareholders	3,828,053
Shares Issuable to Standby Equity Facility Providers and convertible notes	964,733
Pro forma weighted average number of Parent Ordinary Shares outstanding – basic and diluted	23,466,039
Pro forma net loss per share – basic and diluted ($)	1.97

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IFRS 2 listing service expense calculation

	Lionheart	Pro Forma Adjustments	Pro forma
(all amounts in 000 USD)	IFRS	(Actual Redemptions)
Assets
Cash and cash equivalents	7	5,677	5,684
Prepaid expenses and other current assets	83		83
Marketable securities held in Trust Account	128,866	(128,866)	0
Total assets	128,956	(123,189)	5,767
Liabilities
Trade payables	4,672		4,672
Other payables	373		373
Warrants	1,014		1,014
Deferred underwriting payable	4,375	(4,375)	0
Redeemable shares	124,498	(124,498)	0
Total liabilities	135,332	(128,873)	6,459
Net Assets	6,376	(5,684)	(692)

	Company	Actual Redemptions
Former type of Spac shares	Per Share Value	Parent Shares	Fair Value
Class A	3.03	303,053	918
Class B	3.03	3,525,000	10,681
Fair value of share consideration			11,599

Fair value of Lionheart’s net assets			(692)

Excess of fair value of consideration over fair value of Lionheart’s net assets (listing service expense)			12,291

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USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of our ordinary shares in this offering will be approximately $[__] million, or approximately $[__] million if the underwriter exercises its option to purchase additional securities in full after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for (i) sales and marketing, (ii) operational costs, (iii) product development, (iv) product and service expansion and (v) working capital and other general corporate purposes.

This expected use of the net proceeds from this offering and our existing cash represents our intentions based upon our current plans, financial condition and business conditions. Predicting the cost necessary to develop product candidates can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and commercialization efforts, any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering and our existing cash.

In the ordinary course of our business, we expect to from time to time evaluate the acquisition of, investment in or in-license of complementary products, technologies or businesses, and we could use a portion of the net proceeds from this offering for such activities. We currently do not have any agreements, arrangements, or commitments with respect to any potential acquisition, investment or license.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have broad discretion in the way that we use the net proceeds of this offering. Pending the final application of the net proceeds of this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

The holders of Ordinary Shares are entitled to such dividends as may be declared by the Company’s board of directors. Dividends may be declared and paid out of the funds legally available therefor, or any other fund or account which can be authorized for this purpose in accordance with the ICA.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2022.

●	an actual basis; and

●	on a pro-forma basis to give effect to the issuance and sale of our securities in this offering at an assumed combined public offering price of $[__] (equal to the last sale price of our ordinary shares as reported by The Nasdaq Global Market on May [__], 2023), after deducting underwriting discussions and commissions and estimated offering expenses payable by us for net proceeds of $[__], which assumes that the over-allotment option is not exercised.

The as adjusted information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this information together with our financial statements and the related notes thereto included elsewhere in this prospectus and the information set forth under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

As of December 31, 2022	Actual (all amounts in 000 USD)	Pro Forma (all amounts in 000 USD)
Cash and cash equivalents	1,398
Total liabilities	9,132
Additional paid-in capital	32,713
Retained earnings	(30,020)
Other reserves	(537)
Total equity	2,156
Total equity and liabilities	11,288

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DILUTION

If you invest in our securities, your ownership interest will be diluted to the extent of the difference between the public offering price per ordinary share and the as adjusted net tangible book value per ordinary share immediately after this offering. Dilution results from the fact that the assumed initial public offering price per Ordinary Shares offered in this offering is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value was approximately $[__], or approximately $[__] per Ordinary Share, as of December 31, 2022. Our net tangible book value represents the amount of our total consolidated tangible assets (which is calculated by subtracting deferred tax assets and intangible assets from our total consolidated assets), less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per share after giving effect to this offering.

After giving effect to our sale of [__] of our ordinary shares and accompanying warrants in this offering and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, excluding the proceeds, if any, from the exercise of the warrants issued in this offering, and assuming no sale of pre-funded warrants in this offering, our pro forma as adjusted net tangible book value as of December 31, 2022 would have been approximately $[__], or approximately $[__] per Ordinary Share. This amount represents an immediate increase in pro forma net tangible book value of $[__] per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $[__] per share to purchasers of our ordinary shares in this offering, as illustrated in the following table.

Assumed combined public offering price per share and accompanying warrant			$	[__]
Net tangible book value per Ordinary Share at December 31, 2022	$	[__]
Decrease in net tangible book value per Ordinary Share attributable to new investors in this offering	$	[__]
As adjusted net tangible book value per Ordinary Share immediately after this offering			$	[__]
Dilution per Ordinary Share to new investors in this offering			$	[__]

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per Ordinary Share, as adjusted to give effect to this offering, would be $[__] per share, and the dilution in pro forma net tangible book value per share to new investors purchasing Ordinary Shares in this offering would be $[__] per share.

A $1.00 increase (decrease) in the assumed public offering price of $[__] per Ordinary Share would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $[__] million, the net tangible book value per Ordinary Share after giving effect to this offering by $[__] per Ordinary Share and the dilution in net tangible book value per Ordinary Share to new investors in this offering by $[__] per Ordinary Share, assuming no change to the number of securities offered by us as set forth on the cover page of this prospectus, no exercise of over-allotment option and after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual public offering price of our securities and other terms of this offering determined at pricing.

To the extent that stock options or warrants are exercised, new stock options are issued under our equity incentive plan, convertible notes are converted, or we issue additional ordinary shares in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The above discussion and table are based on 22,593,621 Ordinary Shares outstanding as of [__] and excludes the following securities outstanding on December 31, 2022:

●	[__] ordinary shares issuable upon exercise of the warrants included in the securities sold in this offering;

●	any securities issuable upon the exercise of the Underwriters’ Over-Allotment Option;

●	6,250,000 ordinary shares issuable upon conversion of our public warrants;

●	640,000 ordinary shares issuable upon exercise or conversion of outstanding warrants and convertible notes issued in bridge financings in contemplation of the Business Combination;

●	2,200,000 ordinary shares issuable upon exercise of outstanding warrants issued to the Sponsor or its affiliates;

●	1,326,747 ordinary shares reserved for future issuance under options originally granted under Security Matters Limited’s 2018 Share Option Plan and that were assumed by us as a result of the Business Combination; and

●	5,082,417 ordinary shares reserved for future issuance under our 2022 Incentive Equity Plan.

The foregoing discussion and table do not take into account further dilution to new investors that could occur upon the exercise of outstanding options or warrants. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

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BUSINESS

Vision

The Company envisions itself as the next generation solution provider of brand protection, authentication and track and trace technology for the anti-counterfeit market. Its vision is to build confidence in the era of the digital economy, enabling parties to maintain trust in physical assets and processes. Its transformative solution aims at building on the principles of The United Nations’ Sustainability Development Goals, particularly Goal 12: “Ensure sustainable consumption and production patterns” that can create value for participants in the circular economy. As an increasing number of industries and sectors are committing to using recycled material and realizing the broader strategic vision of net zero carbon emissions, we believes our solution is the next generation for sustainability and the circular economy.

History

SMX Israel was incorporated in 2014 to provide brand protection and supply chain integrity solutions to businesses. It provides these solutions through the commercialization of the initial technology of tracking and tracing materials by observing and identifying markers (the “Source IP”). SMX Israel’s Source IP was initiated from the Soreq Nuclear Research Center, an Israeli government research and development institute for nuclear and photonic technologies under the Israeli Atomic Energy Commission (“Soreq”). In January 2015, SMX Israel entered into the Isorad License Agreement with Isorad Ltd. (an IP holding company of Soreq) to license the Source IP and develop and commercialize the technology (the “Isorad License Agreement”). Under the Isorad License Agreement, as amended, the Source IP can be utilized in almost any industry and with any product.

In 2018, SMX Israel merged into Security Matters Limited, an Australian company, to effect a listing on the Australian Securities Exchange under the symbol “ASX: SMX.” Security Matters Limited (“SMX”) was incorporated in May 2018 under Australian law. SMX’s registered address is Mespil Business Center, Mespil House, Sessex Road, Dublin 4, Ireland, D04 T4A6. SMX has four wholly owned subsidiaries: Security Matters Ltd., an Israeli company, Security Matters France, a French company, Security Matters Canada Ltd., a Canadian company, and SMX Beverages Pty Ltd., an Australian company. It also holds 50% of Yahaloma Technologies Inc., a Canadian company and 44.4% of trueGold Consortium Pty Ltd., an Australian company.

SMX (Security Matters) Public Limited Company (f/k/a Empatan Public Limited Company) was formed on July 1, 2022 as a public limited company under the name Empatan Public Limited Company, incorporated in Ireland. The Company’s principal executive office is located at Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6. The Company’s telephone number is +353 1 920 1000.

The Company was newly incorporated for the purposes of becoming a holding company following the Business Combination. Through the consummation of the Business Combination, the Company did not conduct any material activities other than those incident to its formation and the Business Combination and only had nominal assets consisting of cash and its interest in Merger Sub.

On March 7, 2023 (the “Closing Date”), the Company consummated its previously announced business combination pursuant to the BCA and its previously announced SID. Beginning on the day immediately prior to the Closing Date and finishing on the day immediately after the Closing Date, the following transactions occurred pursuant to the terms of the Business Combination Agreement:

●	Under the SID, Security Matters Limited proposed a scheme of arrangement under Part 5.1 of the Corporations Act (“Scheme”) and Capital Reduction which resulted in all shares in Security Matters Limited being cancelled in return for the issuance of Ordinary Shares, with the Company being issued one share in Security Matters Limited (“Security Matters Shares”) (this resulted in Security Matters Limited becoming a wholly owned subsidiary of the Company);

●	Under the SID, Security Matters Limited proposed an option scheme of arrangement under Part 5.1 of the Corporations Act (“Option Scheme”), which resulted in the Security Matters Limited options held by participants in the Option Scheme being subject to a cashless exercise based on a Black-Scholes valuation, in exchange for Security Matters Shares. Under the Scheme those shares were cancelled and the participants received Ordinary Shares on the basis of the Scheme consideration;

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●	Security Matters Limited shareholders received consideration under the Scheme of 1 Ordinary Share per 10.3624 Security Matters Shares having an implied value of $10.00 per Ordinary Share and the Company became the holder of all of the issued shares in Security Matters Limited and Lionheart, with Security Matters Limited being delisted from the Australian Stock Exchange;

●	Merger Sub merged with and into Lionheart, with Lionheart surviving the merger as a wholly owned subsidiary of the Company; and

●	Existing Lionheart stockholders received Ordinary Shares in exchange for their existing Lionheart shares and existing Lionheart warrant holders had their warrants automatically adjusted to become exercisable in respect of Ordinary Shares instead of Lionheart shares.

The Company is subject to certain of the informational filing requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Parent Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

Overview

The Company provides one solution to solve both authentication and track and trace challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer.

Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with an innovative patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

Business Model

The Company’s business model targets leading brands and manufacturers (as opposed to directly targeting consumers) in order to create a new market standard for circular economy solutions, brand authentication and supply chain integrity. The Company offers both business-to-business sales and “white label” solutions, depending on the needs of customers and the ultimate end use based on either a fixed fee or volume-based revenue model (or both).

The Company may work directly with the manufacturer of the products or through the manufacturer’s raw material supplier so that the manufacturer is not required to change (or is required to make no more than minimal changes to) its manufacturing process in order to implement SMX technology in the production process. Gaining the trust of raw material producers is the first stage, which in turn allows for credibility and trust when supplying solutions to brand owners, manufacturers and suppliers, which is a key step for its success.

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Product and Applications

Product

The Company provides a solution comprised of three components: (1) a physical or chemical marker system coupled with (2) a reader and connected to (3) a blockchain digital platform.

Markers

Markers are embedded sub-molecular particles applied to a solid, liquid or gas. The Company uses various building blocks, comprised of a variety of molecules, to serve as markers for materials and products. For each project, its team selects a combination of molecules based on the specification of the customer and marked material (for example, the marked medium, the production process, the end use of the product and regulatory requirements, among others). The Company’s innovative reader can identify the marker and identify a response at a sub molecular building block level, designed to make the marker identification more accurate.

The ability to more accurately identify the concentration level of a marker allows SMX to use numerous markings from a variety of different molecules. This enables it to not only identify the marker, but also identify the concentration within a product within a pre-defined range and “read” whether the marked material was diluted (authenticating not only the marked goods but also identifying the quantity).

Based on the specifications of the marked product, SMX can mark materials based on several techniques, allowing its solution to be implemented across materials and processes. Markers can carry information denoting each origins of manufacture, product provenance, date of production and many other types of data, depending on customer needs.

The Company can produce either permanent or removable markers that can be applied either topically or internally to material in any state of matter (solid, liquid or gas) to form an “Intelligence on Things,” or “IOT2” marking system. The IOT2 concept involves marking products during or after the manufacturing process by inserting or applying materials to the products and encoding information through this process, namely by the treatment of materials or affixing and embedding product authentication security devices. The IOT2 concept allows for materials in a wide variety of products to be protected against counterfeiting, tampering, and diversion, and to help ensure the integrity of genuine products and manage the supply chain and logistics processes.

The marker supports invisible, indelible, and non-damaging tracking of distinctive molecules designed to ensure uniqueness and prevent duplication or counterfeiting. The marker is designed to not in any way affect the properties of the material it is applied to—it simply becomes a part of that material. The molecules are designed to be inert, inactive, and invisible to the human eye.

Readers

Markers are embedded in the material and can only be read by designated readers. A reader scans for the existence of markers. If the reading satisfies a pre-determined condition set by SMX (which can be programmed), than the reader can identify the marked product and convey information about such product to the customer.

The Company currently utilizes an x-ray wave reader that is modified according to its specifications to allow it to scan its proprietary markers. The reader and SMX’s algorithm are designed to make its detection method unique and prevent duplication or interference with its markers. The reader is available as hand-held device or industrial apparatus for large-scale applications, with the ability to read the embedded material data from a physical or chemical marker without requiring lengthy and expensive laboratory testing for confirmation.

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Platform

Blockchain technology is a ledger of records, which are linked and designed to be secured using cryptography from third party infrastructure and SMX’s architecture. The Company can record a marker manifestation on the blockchain and store this information in cloud computing data storage. It has developed an algorithm designed to securely connect its reader to an existing platform (licensed from a SaaS provider) and record changing ownership and other information to the blockchain. Once SMX’s blockchain solution is implemented, a marked good or material is scanned in order to identify the marker, the results can be verified on the blockchain in order to confirm the data embedded in it, such as the identity of the producer, date of production, supplier and past owners. During the same scan, the reader can record to the blockchain a change of location or ownership of the marked product or material.

The IOT2 concept mentioned above also refers to the retrieving, analyzing and processing of encoded information embedded on products and product components and uploading such information to a cloud computing system or to a distributed blockchain system, creating a digital twin to a physical product for the purpose of product authentication, brand protection, tracking and tracing products and product components, supply chain management, and logistical processes.

Applications

The Company’s solution offers the following applications across industries:

Process Tracing

Process tracing involves the upstream marking of raw material and blockchain-backed scanning throughout processing stages to allow for full traceability of raw material across its life cycle. Manufacturers are under increasing consumer and regulatory pressure to prove material provenance in order to be able to certify compliance with environmental, social and governance, or ESG, sourcing practices and carbon content of finished goods. Through upstream marking of raw material and blockchain-backed scanning throughout the processing stages, SMX’s technology enables real tracking and tracing of materials, including the source of those materials. Additionally, SMX’s technology enables manufacturers to know whether any used items are theirs and enables them to pay third parties to collect their used products, creating a market for collecting used products and selling them to other manufacturers.

Authentication

Growing concerns about component tampering along high security or critical infrastructure product supply chains and increasing counterfeit issues for high value density products are also issues that SMX’s marking and authenticating process is designed to address. Manufacturers can validate product authenticity to their customers by marking final products or prime components and scanning the marker at a retail location or as part of the process of recycling their products.

Sustainability and Circular Economics

The end-to-end technology solution covers three product lifecycles to enhance the circular economy from raw material to manufacturing/production, packaging, and end-of-life, enabling it to re-enter the economy for recycling or reuse. By marking upstream raw material and later scanning recycled content at waste collection points, an advanced sorting of materials is enabled which can increase the value of recycled content and in turn help to increase global recycling rates and recycled content certification.

Key Strengths

Innovative Technology

The Company’s technology can serve various manufacturers’ needs such as brand protection, authentication, track and trace for supply chain integrity and quality assurance. This technology has the potential to disrupt several industries and enable manufacturers and brand owners to be better able to protect their products.

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Growing Addressable Market

The circular economy represents a potential opportunity for global economic growth as society moves towards a more sustainable future and as manufacturers and other entities come under increasing consumer and regulatory pressure to comply with ESG sourcing practices.

Experienced Development Technology Team

The Company’s technology team is an experienced team of professionals, with a track record in the industrial sector and governmental agencies.

Cross Segment Activity and Collaborative Relationships

The Company’s technology is applicable for multiple industries. The growth potential of the Company is derived from its ability to provide an adaptive solution for multiple market segments, based on a unified technology solution. The Company also has collaborative relationships with leading companies which can provide it with access to various entities to which to sell its technology. This is part of the Company’s strategy to create strategic partnerships with market leaders across its main segments of activity.

Sustainability

The Company believes regulatory and consumer pressure to increase recycling rates of high-pollution materials, such as plastics and rubber as well as growing sustainability concerns and requirements to preserve resources and minimize pollution are important drivers for our growth. Thus, any such sustainability regulations and consumer pressure promoting solutions that enable the circular economy, including the solutions that SMX offers, can help to drive our growth.

Business Strategy

The Company’s roadmap for entry into markets it identifies is as follows:

●	Market Leader Adoption. Adoption of the solution by a market leader that provides a “seal of approval” that the technology is valid for the industry and generates added value.

●	Becoming an Industry Standard. Leverage the market leader’s position in the market to increase adoption by other companies along the value chain.

●	Regulator Adoption. In the future, SMX aims to become the preferred solution by regulators and professional associations in each industry.

Research and Development

Given the varied needs of different industries, the Company’s research and development processes are divided according to industry.

Plastics, Rubber and Other Materials

In 2022, SMX completed a successful trial of marking recycled plastics by studying the impact of gravimetric and volumetric feeding methods on final Post Consumer Recyclate, or PCR, readings. The compounding master batch and extrusion processes of these trials were performed on a pilot scale in a fully commercial and industrial facility. The Company’s team demonstrated its ability to manage the process remotely, indicating the viability of industrial scale adoption.

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The successful trial provides plastic manufacturer and importing companies with a proof of concept, enabling them to more accurately identify and audit, via an automated transparent reporting system, the polymer type, number of loops and the amount of recycled content despite the size and color of the plastic. As a result, the Company is positioning itself to be able to offer plastic manufacturing and importing companies the ability to promote their operations as being sustainable and environmentally friendly. Combined with its ability to digitally certify the materials, the Company is also positioning itself to offer these companies the ability to avoid human/manual-paper auditing and use technology/automated auditing, which helps to reduce the potential for human errors and can provide for cost savings.

In March 2023, the Company announced that it succeeded for the first time in verifying a marker substance for natural rubber in a tire and so throughout the entire production process. The dedicated marker technology, which the Company and Continental optimized for use in natural rubber, is designed to create greater transparency along the entire value chain of tires and technical rubber products from Continental. Provided with special security features, the use of the marker substances enables the invisible marking of natural rubber with information on its geographical origin. This means, for example, that responsibly sourced natural rubber and its origin can be verified at every stage of the supply chain all the way through to the customer.

In the field test, the marker substance was added to responsibly grown latex during harvesting and withstood not only the intensive preparations involved in the production of natural rubber but also the tire manufacturing process itself. In the manufactured tire, the data was retrieved using special, purpose-built software and a reader and correctly interpreted. The appearance and performance of a bicycle tire containing the invisible marker remained unchanged.

The Company expects that Continental will use the new marker technology on a larger scale in the future during the process of sourcing its rubber and also to integrate it in other rubber products. As part of the industrialization of this technology, it is conceivable to link the markers with blockchain technology. This could provide additional support for tamper-free monitoring of compliance with quality standards and quality criteria along the complex supply chain of natural rubber.

Gold and Other Metals

Gold

SMX formed a joint initiative with Perth Mint to develop a mine-to-marketplace ethical gold supply chain technology solution. Since the incorporation of trueGold Consortium Pty Ltd (“trueGold”) in June 2020, this research and development project aims to promote a ‘mine to product’ transparency solution dedicated to responsible mining of materials. SMX’s track & trace technology provides information on the origin of the materials and how they move across production and distribution chains towards recycling and back to refining.

On July 29, 2020, SMX signed a shareholders’ agreement with W.A. Mint Pty Ltd. (“Perth Mint”) and trueGold. The shareholders’ agreement and the ancillary agreements discuss the establishment of a new entity—trueGold—by SMX and Perth Mint. SMX granted to trueGold, subject to the terms of the license agreement, an exclusive, worldwide, perpetual license to use SMX’s technology for the purpose of commercializing it within the industry comprising gold as a precious metal (as elaborated below). SMX owns any development of its intellectual property and, while trueGold owns all generated data it creates, trueGold granted to SMX a free non-exclusive, irrevocable, perpetual, royalty free license to use the generated data, subject to regulatory requirements and to the extent that it relates to the Isorad License Agreement technology or SMX’s technology. The parties agreed that neither of Perth Mint or SMX are required to provide any funding to trueGold and that any investment by any of them in trueGold from time to time will be by way of in-kind contributions. Third party equity investors will contribute the working capital will fund R&D, development capital and other expenses in accordance with the business plan.

Other than with the consent of the other shareholders or between affiliates (defined, inter alia, as a related body corporate of a shareholder; a company in which the shareholder beneficially owns 50% or more of the issued shares) a transfer of shares will be done subject to a right of first refusal of the other shareholders, whom will also have tag-along rights and a drag-along (as elaborated below). Under the constitution (as amended in July, 2022, to add the specific right of SMX to purchase shares before any other shareholders) any shareholder wishing to transfer shares must notify the board of directors and, before the board of directors authorize the transfer of any share or shares, the share or shares must first have been offered to SMX (for its own benefit and unless SMX is 50% owned by one entity), and if SMX does not notify within 30 days that it wishes to purchase, then to all other shareholders (including SMX) at a price to be agreed on by the transferor and the directors of trueGold. If the transferor and the directors of trueGold are unable to agree on a price, the price of the relevant shares will be a price which: represents a fair market price; and is determined by expert determination administered by the Australian Disputes Centre (ADC) in accordance with the ADC Rules for Expert Determination which are operating at the time the matter is referred to ADC, which Rules are incorporated into the constitution of trueGold. The determination of such person in relation to the price of the relevant shares will be final and binding on all shareholders.

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Subject to certain terms and conditions, a drag-along right is established under which where shareholders wish to dispose of all of their share to a third party that wishes to acquire 100% of trueGold and 75% or more of the aggregate number of shares on issue at that time agreed, the remaining shareholders may be forced to transfer to the third party all of the shares held by each of the remaining shareholders. In case of a deadlock (defined as a case where the board of directors disagrees on a material matter regarding the fundamental operation of trueGold or the business and cannot resolve the disagreement within 10 business days of the disagreement first arising), if the shareholders are unable to reach agreement on any matter, a dispute resolution mechanism was created.

The board of directors of trueGold was agreed to consist of not less than three and not more than seven. The initial board is be comprised as follows: SMX may appoint (remove or replace) up to two directors; Zeren Browne; Perth Mint may appoint (remove or replace) up to two directors; and Hugh Morgan, who is a non-executive, independent chair. A list of resolutions was set, which require a board majority including at least one SMX appointed director and one Perth Mint appointed director. Another list of resolutions was set, which require a resolution carried by a majority of the shareholders including SMX and Perth Mint. trueGold and Yahaloma (defined below) agreed to bear the payments to Soreq related thereto of 4.2% of its revenues. SMX’s CEO, Mr. Haggai Alon, provides CEO services to trueGold and reports to the board of directors of trueGold.

Non-Ferrous Metals

On November 29, 2022, SMX signed a products distribution and SAAS reseller agreement with Sumitomo Corporation, a Japanese corporation. Under such agreement, SMX appointed Sumitomo to act as SMX’s exclusive, worldwide distributor to market and sell markers, readers and SMX services to customers for application in the Non-Ferrous Metals Market (as defined below) only, subject to the customer entering into with SMX its standard product license agreement. The “Non-Ferrous Metals Market” is defined as all supply chain market segments of the industry for aluminum, copper, lead, nickel, zinc, molybdenum, cobalt, lithium and tin.

The price at which SMX shall sell products to Sumitomo and the license fee at which SMX shall license SMX products and SMX service to Sumitomo shall be a discount of the invoices issued to the customers.

Generally, the agreement shall remain in effect for an initial term of five years from the effective date of first commercial sale by SMX to Sumitomo of any products. The companies have agreed that over the coming years there is a target to reach US$35 million in sales.

Alcoholic Beverages

In December 2021, SMX acquired all the holdings SMX Beverages Pty Ltd, a joint venture incorporated in February 2020 for the promotion of solutions in the alcoholic beverage industries including in relation to the prevention of counterfeit alcoholic beverages, circular economy concepts and packaging and supply chain within those industries.

Diamonds and Precious Stones

On April 30, 2019, Security Matters Ltd. signed an agreement with Trifecta Industries Inc. (“Trifecta”) for the commercialization of Security Matters Ltd.’s trace technology in the diamonds and precious stone industry. Under the terms of the agreement, Security Matters Ltd and Trifecta established a new entity—Yahaloma Technologies Inc. (“Yahaloma”), which is equally held by Security Matters Limited and Trifecta.

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Both parties covenanted not to pursue the use of SMX’s technology for diamonds and precious stones, or any other venture related to the testing of the origin of diamonds or precious stone, other than through the Yahaloma. Additionally, in agreement with Isorad, all rights in and to any intellectual property related to the diamonds and precious stones industry that is developed by or for Yahaloma is jointly owned in equal parts by the SMX, Yahaloma and Soreq.

SMX continues to develop the technology and will supply Yahaloma technical services. SMX bears the cost of such R&D services but the agreed hourly costs of SMX’s staff is recorded as a shareholders loan of SMX to Yahaloma, once the first USD 250,000 to be paid by Trifecta are exhausted (which is yet to happen). Trifecta supplies Yahaloma diamonds and other raw materials, which remain in the ownership of Trifecta. If SMX causes damage to such diamonds during the R&D process, this will be reported the Trifecta and the damage recorded as a shareholders loan of Trifecta to Yahaloma. Trifecta will supply Yahaloma services of business development. Trifecta bears the cost of such services but the agreed hourly costs of Trifecta’s staff is recorded as a shareholders loan of Trifecta to Yahaloma. Management of Yahaloma is agreed to be jointly, with certain special resolutions requiring agreement of both parties. Actual day-to-day management is in Canada.

In addition to the shareholders loan extended by man-hours as stipulated above, the parties covenanted to extend up to USD 1 million to Yahaloma (USD 350,000 by SMX and USD 650,000 by Trifecta, with USD 250,000 extended by Trifecta registered as capital and all other funds as shareholders loans). Funds were agreed to be injected upon reaching certain milestones. The SMX loan of USD 350,000 are to be injected only upon reaching future milestones and only if such funds will be required, which stage has not yet arrived. Such SMX loan will bear an interest rate of 5% per annum. Upon Yahaloma being able to repay the shareholders loans, first a sum of USD 250,000 will be repaid to Trifecta and then all other shareholders loans will be repaid pro-rata. Only after repayment of all shareholders loans will Yahaloma distribute profits.

A party may not transfer its shares to others without the prior approval of the other party other than a transfer to an affiliate (defined as an entity directly or indirectly controlled by a party or directly or indirectly controls such party or is directly or indirectly controlled by a person which also, directly or indirectly, controls such person) done after 30 days notice to the other party, and after the affiliate agrees to adopt the agreement.

Yahaloma agreed to bear the payments to Soreq related thereto (as described in “Gold and Other Metals” above).

Electronics

SMX has joined an alliance formed by six founding partners, among them the World Business Council for Sustainable Development, to set a shared vision for a circular economy for electronics, called the Circular Electronics Partnership. This group of global companies has been brought together to reduce e-waste and to commit to a roadmap for a circular economy for electronics by 2030.

Fashion

In December 2020, SMX announced that it had launched a Fashion Sustainability Competence Centre to enable fashion brands globally, to transition successfully to a sustainable circular economy by being able to identify the origination of their raw materials and hence, recycle their own unsold and/or end-of-life merchandise (garments, footwear and accessories including sunglasses) back into new high-quality materials and new fashion merchandise. SMX’s technology is applicable across a range of materials including leather, silk, cotton, wool, coated canvas, vegan leather, polyesters, cashmere, metals (e.g., gold & metallic parts) and plastics; and its applications encompass finished leather goods, shoes, garments, and accessories. SMX is also collaborating with several luxury fashion conglomerates on R&D projects to trace the origin of raw materials used in their supply chain and is in commercial negotiations regarding the implementation of its solution with partners in the industry.

Intellectual Property

The ability of SMX to develop and maintain proprietary IT is crucial to our success. Since 2015, SMX technology has been protected by more than 20 patent families and more than 100 patents filed around the world in various stages with respect to our marking and reading technologies. The table below lists the 20 patent families. Under each patent family, we note the countries under which such patents have been filed.

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The following table provides a list of SMX’s patents that have passed the international phase (PCT) and may be publicly disclosed:

Patent Family	Countries	Type	Title and Type of Patent Protection	US Status	US App#’s	US Filing Date	US Patent #	US Publication	US Expiration Date
1	US Taiwan Japan China Europe Israel Republic of Korea	PCT	System and method for reading x-ray-fluorescence marking	Registered	15/563,756 16/709,804	Mar 2016 Mar 2016	US10539521B2 US10969351B2	Jan. 2020 Apr 2021	Jul 2036 Mar 2036

2	US Australia China Europe Israel Japan Korea	PCT	Authentication of metallic objects	Registered	16/074,226	Feb 2017	US11446951B2	Sep 2022	Jan 2040

3	US Australia Europe Israel Korea	PCT	Access control system and method thereof	Published/ Pending	16/083,966	Mar 2017	US20200242865A1	Jul 2020

4	US Australia China Europe Israel Japan Korea	PCT	A method and a system for XRF marking and reading XRF marks of electronic systems	Registered Registered	16/091,222 16/834,732	Apr 2017	US10607049B2	Mar 2020	Apr 2037

5	US Australia China Europe Austria Germany Estonia Spain Finland France Great Britain Latvia Sweden Israel Japan Korea	PCT	An XRF analyzer for identifying a plurality of solid objects, a sorting system and a sorting method thereof	Registered	US16/311,290	Jun 2021	US10967404B2	Apr 2021	Dec 2037

6	US Australia Canada Europe Israel South Africa	PCT	Method for marking and authenticating precious stones	Registered Pending	16/328,526 17/666,866	Aug 2017	US11320384B	May 2022	Oct 2038

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Patent Family	Countries	Type	Title and Type of Patent Protection	US Status	US App#’s	US Filing Date	US Patent #	US Publication	US Expiration Date
7	US Australia China Europe Israel Korea Taiwan Japan Ukraine	PCT	X- ray fluorescence system and method for identifying samples	Registered	16/334,431	Sep 2017	US11112372B2	Sep 2021	Jun 2038

8	US Australia China Europe Israel Japan Korea	PCT	Method for Detecting Mishandling and Misuse of Food Products	Pending	16/336,712	Sep 2017	US20210321649A1	Oct 2021

9	US Australia China Europe Israel Japan Korea	PCT	XRF-Identifiable Transparent Polymers	Registered	16/340,913	Oct 2017	US11193007B2	Dec 2021	Apr 2038

10	US Australia China Europe Israel Japan Korea	PCT	A System for Virtual Currency based on Blockchain Architecture and Physical Marking	Pending	16/609,686	May 2018	US20200184465A1	Jun 2020

11	US Australia Europe Israel Korea – Application discontinuation	PCT	An Object Marking System for Authentication and Verification	Registered	16/609,700	May 2018	US11221305B2	Jan 2022	Oct 2038

12	US Australia Canada China Europe Israel Japan Korea	PCT	Management of Recyclable Goods and Their Source Materials	Application Filed	17/766,874	Oct 2020	WO2021070182A1	Apr 2021

13	US Australia China Europe Hong-Kong Israel Japan Korea	PCT	Systems and Methods for Supply Chain Management and Integrity Verification Via Blockchain	Application filed	16/980,693	Mar 2019	WO2019175878A1	Sep 2019

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Patent Family	Countries	Type	Title and Type of Patent Protection	US Status	US App#’s	US Filing Date	US Patent #	US Publication	US Expiration Date
14	US Australia Azerbaijan Brazil Canada China Europe Hong-Kong Indonesia Israel Japan Korea Malaysia Singapore Uzbekistan	PCT	System and Method for Detection and Identification of Foreign Elements in a Substance	Application filed	17/285,167	Oct 2019	US20210325323A1	Oct 2021

15	US Australia Canada Europe Israel Japan Korea	PCT	Method and System for Classification of Samples	Application filed	17/594,406	Apr 2020	WO2020212969A1	Oct 2022

16	US Australia Canada Europe Israel Japan Korea	PCT	Traceable Composite Polymers and Preparation Methods Thereof Traceable Composite Polymers and Preparation Methods Thereof for Providing Transparency in Production Value Chains	Pending Pending	17/626,916 17/626,923	Jul 2020 Jul 2020	US20220251252A1 US20220259356A1	Aug 2022 Aug 2022	Pending Pending

17	US Australia Canada Europe Israel Japan Korea	PCT	Traceable Composite Polymers and Preparation Methods Thereof Traceable Composite Polymers and Preparation Methods Thereof for Providing Transparency in Production Value Chains	Pending Pending	17/626,916 17/626,923	Jul 2020 Jul 2020	US20220251252A1 US20220259356A1	Aug 2022 Aug 2022

18	US Australia Canada Europe Israel Japan Korea	PCT	Traceable Composite for Marking Seeds and Plants	Application Filed	17/639,397	Sep 2020	20220312711 A1	Oct 2022

19	US Australia Canada China Europe Israel Japan Korea	PCT	Management of Recyclable Goods and Their Source Materials	Application Filed	17/769,175	Oct 2020	WO2021074919A1	Apr 2022

20	PCT/ IL2021/050325	PCT	Device and Method for Detection of Viruses By XRF	Application filed		Mar 2021	WO2021191899A1	Sep 2021

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Abstracts

Patent Family 1:

System and method for reading x-ray-fluorescence marking (US10,539,521, granted, expires 13/07/2036; US10969351B2, granted, expires 31/03/2036). Abstract: Method and systems are presented for authentication of precious stones, according to their natural ID and/or predetermined markings created in the stones, based on unique characteristic radiation response of the stone to predetermined primary radiation.

Patent Family 2:

Authentication of metallic objects (US16/074,226, granted, expires 25/01/2040). Abstract: The present invention provides an anti-counterfeit marking technique for verifying authenticity of objects using x-ray fluorescence (XRF) analysis.

Patent Family 3:

Access control system and method thereof (US16/083,966, Pending, filed 21/03/2017). Abstract: The present invention relates to an access control system, an access object and a method for access control. The access control system comprises an access request receiving device being configured and operable for receiving an access object; the access request receiving device comprising an emitter configured and operable for irradiating the access object with a radiation having a wavelength in the range of about 10”12 and 10”9 m and a detector configured and operable for detecting a response signal from the irradiated access object; a control circuit being configured and operable to receive the response signal from the access request receiving device and process the response signal to identify spectral features indicative of an XRF signature of the access object; wherein the control circuit is adapted to generate an unlocking signal for switching a module device between a locked state and an unlocked state upon identification of the XRF signature.

Patent Family 4:

A method and a system for XRF marking and reading XRF marks of electronic systems (US10,607,049, granted, expires 04/042037, US16/834,732, granted, expires 04/12/2037). Abstract: Methods and systems for verifying compatibility of components (e.g. parts or devices) of an electronic system are disclosed. In certain embodiments the method includes: irradiating a first and second components presumably associated with the electronic system, with XRF exciting radiation, and detecting one or more XRF response signals indicative of a first and a second XRF signatures, emitted from the first and second components in response to the irradiation. Then the first and second XRF signatures are processed to determine whether they are associated with respectively a first and second XRF marking compositions on the first and second components, and the compatibility of the first and second components to the electronic system is determined/verified based on the correspondence between the first and a second XRF signatures/marking. Certain embodiments also disclose electronic systems including at least a first and a second electronic components/devices respectively having the first and second XRF marking compositions that enable verification of compatibility of the components. Certain embodiments disclose techniques for pairing the first and second components (e.g. devices) based a correspondence between the first and second XRF signatures/markings thereof. Certain embodiments disclose various calibration techniques for calibrating the XRF measurements of XRF markings applied to different substrate materials of the electronic components.

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Patent Family 5:

An XRF analyzer for identifying a plurality of solid objects, a sorting system and a sorting method thereof (US10,967,404, granted, expires 04/12/2037). Abstract: The present invention discloses a novel XRF analyzer capable of simultaneously identifying the presence of a marking composition in a plurality of objects by modulating/varying the intensity of the excitation beam on the different objects and measuring the secondary radiation thereof. The XRF analyzer comprises a radiation emitter assembly adapted for emitting at least one X-Ray or Gamma-Ray excitation radiation beam having a spatial intensity distribution for simultaneously irradiating the plurality of objects; a radiation detector for detecting secondary radiation X-Ray signals arriving from a plurality of objects in response to irradiation of the objects by X-Ray or Gamma-Ray radiation, and providing data indicative of spatial intensity distribution of the detected data X-Ray signals on the plurality of objects; and a signal reading processor in communication with the detector, the processor being adapted for receiving and processing the detected response X-Ray signals to verify presence of the marking composition included at least one surface of each object of the plurality objects.

Patent Family 6:

Method for marking and authenticating precious stones (US16/091,222, granted, expires 20/10/2038, US Divisional 17/666,866, pending, filed 08/02/2022). Abstract: Method and systems are presented for authentication of precious stones, according to their natural ID and/or predetermined markings created in the stones, based on unique characteristic radiation response of the stone to predetermined primary radiation.

Patent Family 7:

X-ray fluorescence system and method for identifying samples (US11,112,372, granted, expires 03/06/2038). Abstract: A control system and method are presented for controlling operation of an X-ray Fluorescent (XRF) system for detecting at least one material carried by a sample, for example at least one marker carried by the sample. The control system comprises: data input utility for receiving input data comprising material/marker related data about said at least one material/marker; and data processor and analyzer utility. The data processor and analyzer utility is configured and operable for analyzing the input data and determining optimal geometrical characteristics of the XRF system for optimizing operational conditions of said XRF system to maximize amount of primary X-ray radiation that reaches a predetermined region of the sample and is absorbed by a volume of said region and to maximize a portion of secondary radiation emitted from said region that reaches a detector of the XRF system; and for generating operational data to the XRF system enabling adjustment of the geometrical characteristics of the XRF system.

Patent Family 8:

Method for Detecting Mishandling and Misuse of Food Products (US16/366,712, Pending, filed 25/09/2017). Abstract: The present invention provides a method of labeling a product for human or animal use with an XRF identifiable label, the method comprising forming a pattern of at least one FDA-grade material identifiable by XRF on at least an area of the product. Wherein the pattern is optionally at least partially invisible to the naked eye and has predefined identifiable properties, wherein the product is selected from foods, therapeutics and cosmetics.

Patent Family 9:

XRF-Identifiable Transparent Polymers (US11,193,007, granted, expires 02/03/2038). Abstract: The invention provides formulations and masterbatches of a polymeric material and XRF-identifiable markers, for producing transparent elements including a polymer and at least one XRF-identifiable marker for a variety of industrial uses.

Patent Family 10:

A System for Virtual Currency based on Blockchain Architecture and Physical Marking (US16/609,686, Pending, filed 08/05/2018). Abstract: Methods and system for management of transactions of marked objects are disclosed. In an embodiment, a method for recording a marked object includes: determining specific and unique marking of the object by a reader unit; and communicating encrypted data indicative of the marking and data indicative of the marked object to at least one server system, for generating at least one record of the object and its marking thereat. The at least one server system may be a distributed blockchain system including: at least one blockchain service module adapted for recording transactions of objects in a blockchain; and at least one management service module adapted for authorization of each transaction of an object based on authentication of the transaction by: providing a reader unit with a certain reading scheme/parameters that authorize/enable the reader unit to correctly read the specific marking on the object; and obtaining from the reader unit in response, a reading data indicative of the marking being read using the reading scheme, and authenticating the object based on a match between the reading data and stored data of the object’s marking which is stored by the at least one server. In turn, before carrying out a request for recordation of a transaction for the object in the blockchain, the blockchain service module is adapted to await authorization of the transaction from the management service.

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Patent Family 11:

An Object Marking System for Authentication and Verification (US11,221,305, granted, expires 23/10/2038). Abstract: Systems and methods for marking of objects, such as keys/key-blanks, in a production line are disclosed. The objects are marked by applying a marking composition(s) to pre-selected areas on the surface thereof. The system includes a marking unit for dispensing a volume of marking composition in one or more localized pre-selected areas on the surface of an object to be marked; a holder/gripper for positioning the object to be marked in one or more positions relative to the marking unit so as to allow the marking unit to dispense the marking composition on the one or more pre-selected localized areas; a reading/verification unit for detecting the marking composition applied to the object thereby verifying that the objects are properly marked; an orientation sensing unit for identifying the orientation of the object to be marked relatively to the holder. The system also includes a controller configured for controlling the operation of the holder, orientation sensing unit, and the marking unit. The reading/verification unit is adapted to identify the marking composition in the one or more pre-selected areas on surface of the object by detecting an electromagnetic signal (such as XRF signal) emitted from the marking composition (e.g. in response to its illumination by X-ray or gamma-ray).

Patent Family 12:

Management of Recyclable Goods and Their Source Materials (US17/766,874, Pending, filed 07/10/2020). Abstract: Techniques for monitoring production and reuse of a recyclable material, and/or determining a currency or quality measure thereof, are disclosed. In the disclosed embodiments one or more markers are introduced into ingredient material components of the recyclable material, where the one or more markers being indicative of one or more properties of at least one of the ingredient material components. Information indicative of at least the one or more properties is recorded in a database comprising a plurality of records, each associated with at least one of the one or more markers. A signal obtained from a product comprising the recyclable material is processed for determining presence of at least one of the one or more markers, and based thereon the information recorded in at least one of the database records associated therewith, and a quality or currency measure of at least one of the ingredient material components of the recyclable material comprised in the product is determined based on the one or more properties indicative by the information.

Patent Family 13:

Systems and Methods for Supply Chain Management and Integrity Verification Via Blockchain (US16/980,693, Pending, filed 14/03/2019). Abstract: Systems and methods for managing transactions of physical objects are disclosed. The system is connectable to a first distributed ledger adapted to record object transactions associated with transactions of one or more physical objects between parties. The system includes a second distributed ledger adapted to record data indicative of object handling operations carried out with respect to the one or more physical objects; and an object handling management module adapted to authenticate handling operations carried out with respect to the one or more physical objects. The object handling management module is configured and operable for obtaining parameters of execution of the handling operations, authenticating the parameters of execution of the handling operations, and recording the authenticated handling operations in the second distributed ledger. The system thereby enables recordation of the object transactions associated with the one or more physical objects upon authenticating that the parameters of execution of the handling operations that are carried out with respect to the one or more physical objects satisfy one or more respective predetermined conditions.

Patent Family 14:

System and Method for Detection and Identification of Foreign Elements In A Substance (US17/285,167, Pending, filed 18/10/2019). Abstract: In one embodiment, a system and method for inspecting a substance to detect and identify predetermined foreign element(s) in the substance. The foreign element may carry X-ray responding material compositions, emitting X-ray signals in response to primary exciting X-ray or Gamma-ray radiation. The inspection is performed during a relative displacement between the substance and an inspection zone, defined by an overlap region between a solid angle of emission of an X-ray/Gamma-ray source and a solid angle of detection of X-ray radiation, along a predetermined movement path, as the substance moves along said path, the detected X-ray radiation includes X-ray response signals from successive portions of the substance propagating towards, through, and out of said overlap region. Measured data indicative of X-ray response signals is analyzed to identify a signal variation pattern over time indicative of a location of at least one foreign element carrying an X-ray responsive marker.

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Patent Family 15:

Method and System for Classification of Samples (US17/594,406, Pending. filed 05/04/2020). Abstract: A method and system are provided for model-based analysis of samples of interest and management of sample classification. Predetermined modeled data is provided comprising data indicative of K models for respective K measurement schemes based on a predetermined function having a spectral line shape, data indicative of M characteristic vectors of M predetermined group to which different samples relate, and data indicative of a common vector of weights for the M groups. A data processor utilizes said data and operates to apply model-based processing to measured spectral data of a sample of interest using said predetermined modeled data, and generate classification data indicative of relation of said specific sample of interest to one of said M predetermined groups.

Patent Family 16:

Traceable Composite Polymers and Preparation Methods Thereof Traceable Composite Polymers and Preparation Methods Thereof for Providing Transparency In Production Value Chains (US17/626,916, Pending, filed 15/07/2020). Abstract: The present invention is in the field of polymers comprising XRF identifiable tracers allowing information to be encoded by the polymers, and in particular polymers for conservation, restoration and retouching in artworks, electronics, coatings, plastics etc.

Patent Family 17:

Traceable Composite Polymers and Preparation Methods Thereof Traceable Composite Polymers and Preparation Methods Thereof for Providing Transparency In Production Value Chains (US17/626,923, Pending, filed 15/07/2020). Abstract: The present invention is in the field of polymers comprising identifiable tracers by spectroscopic methods such as XRF, IR, NIR and XRD allowing information to be encoded by the polymers, and in particular polymers for conservation, restoration and retouching in artworks, electronics, coatings, plastics, packaging, 3D printing, rubber, and the like.

Patent Family 18:

Traceable Composite for Marking Seeds and Plants (US17/639,397, application filed, filed 02/09/2020). Abstract: The invention concerns compositions and methods for authenticating an agricultural product.

Patent Family 19:

Management of Recyclable Goods and Their Source Materials (US17/769,175, application filed, filed 15/10/2020). Abstract: Techniques for managing production and reuse of a recyclable material are disclosed. Combination of markers introduced into one or more ingredient material components of recyclable materials are used to indicate one or more properties of at least one of the ingredient material components e.g., a type of material used, percentage of the material type in the recyclable material, and suchlike. A signal obtained from a product comprising the recyclable material can be processed to detect presence or absence of the combination of markers therein. Based on the detection of the combination of markers, information indicative of the one or more properties of the at least one ingredient material component is determined, and based on the information it is decided either about a suitable recycling process for reusing the at least one ingredient material component, or a suitable disposal process for disposing the product.

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Patent Family 20:

Device and Method for Detection of Viruses by XRF (PCT/IL2021/050325, National Phase due by September 26, 2022). Abstract: The invention provides methods and tools for the directed and indirect detection of infection with micro-organisms pathogens in biological and non- biological samples, and specifically applications of XRF (X-ray fluorescence) methodology for the detection of infections with viral and bacterial pathogens responsible for the widespread epidemics in mammals and humans, including the current pandemic of COVID-19.

Marketing and Sales

The Company intends to concentrate its market penetration efforts into the U.S. market, including recruitment of sales and marketing personnel, either located in the U.S. or with U.S. orientation, participation in various professional expos, conventions and exhibitions and entering into agreements or arrangements with distributors in the U.S. markets and commencing collaborative relationships with commercial entities for the development of new customized products. Moreover, the Company intends to continue to invest significant resources in research and development in order to improve and build on its array of existing solutions and strive to develop new innovative products in sync with new market technological developments. The Company plans to further advance its innovative technology and commercialization efforts by:

●	engaging with additional suppliers and service providers in order to improve and streamline its product development process and supply chain;

●	increasing marketing and sales activities, concentrating on specific target markets;

●	increasing participation in professional expos, conventions and exhibitions; and

●	establishing partnerships and collaborations with strategic customers and entities in the segments relevant to its technology.

The Company’s pricing is based on the perceived value proposition of its solution for its customers. The pricing model is expected to be comprised of three components:

●	set-up fee (for initial consultations);

●	marker implementation fee (typically on a per item or per kg basis) and sale or lease of readers; and

●	service fee (for reading, blockchain services and other support services).

Pricing may also include an annual license fee, payment of royalties, pay-per-read, or other models.

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Target Industries

Fashion

For the fashion industry, the Company’s technology enables authentication from raw materials to retail stores and beyond:

Its technology targets the luxury fashion industry by enabling high-end brands to:

●	verify the origin of raw materials to prevent fraud;

●	control material usage during the manufacturing process;

●	track a product’s journey from the first point of manufacturing to delivery to customers.

●	share information on product traceability with customers to prevent fraud in returned products;

●	generate secondary and reseller demand by demonstrating product authenticity; and

●	improve upcycling and recycling processes through material recognition, grading, and recycled content certification.

Electronics

For the electronics industry, the Company’s technology enables end-to-end traceability and authentication from raw material to point of use.

Its technology targets semiconductor manufacturers enabling a manufacturer to:

●	verify the origin of raw material;

●	control material usage;

●	demonstrate product authenticity along its supply chain;

●	detect tampering during use (e.g., when giving products off-premises for maintenance or other reasons); and

●	implement upcycling and/or recycling programs through material recognition, grading, and recycled content certification.

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Gold and Other Metals

The Company’s technology allows for the tracing of gold or other metals from mine to consumer.

Its technology enables gold refineries, mining companies, and bullion banks to:

●	prove the origin and mine location of the gold;

●	facilitate the sale or trading of gold from ESG-compliant mines; and

●	demonstrate that their products are ESG-compliant to customers and end-users.

Plastics, Rubber and Other Materials

Given the challenges around mechanical recycling, chemical recycling is emerging as a promising solution to help tackle the global challenge associated with single use plastic waste. An embedded chemical marker allows for better tracking, monitoring and sorting of post-consumer plastic with the Circular Value Chain Approach. The Company’s technology is applicable throughout the life cycle of the material or product, from raw material to production to recycling. Its technology enables plastic footprint transparency and traceability along the supply chain.

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Its digital twin technology can address a key challenge of the first step to identify, track and trace commodities produced in emerging countries for use in the developed countries, such as rubber or food commodities (e.g., cocoa, soy, and palm oil). The creation of a digital twin for each physical good enables participants in the value chain to come together and form the global ledger for the goods. As a number of industries and sectors are increasing their commitments to recycling, many companies are realizing the need for sustainability and circular economies.

Competition

Armed with its various products and designs, the Company believes it possesses a unique combination of knowledge and features. It has established an innovative, cross- segment technology, developed over several years by an experienced and dedicated team of scientists, which it believes create a barrier to entry to its competitors.

The Company’s product is currently undergoing pilot projects with customers with strong international presence. The customizable nature of its technology allows SMX to embed the technology in multiple products, from silk to rubber to diamonds to gold to plastics, across multiple segments.

The Company is constantly striving to improve its competitive status in the market by:

●	entering into agreements or arrangements with large and high-profile customers in the industry, which it believes enhances its status and reputation in multiple markets and provides opportunities to enter into new agreements or arrangements with new customers;

●	entering into agreements or arrangements with strategic partners in order to strengthen its position to become the new industry standard; and

●	Providing high level development and support services to customers, to promote customer retention, and encourage its customers to rely on SMX to use its technologies for future projects.

Facilities

The Company’s main business activities are conducted at SMX Israel’s headquarters in central Israel. It leases 363 square meters of office space at this location under a lease until May 31, 2027, with an option to extend the lease with an additional rental fee of 10% for an additional five years. The Company also leases an additional adjacent building of 146 square meters where it conducts research and development activities. The Company has the option to exit the lease in March 2023. The lessor (who represented that he is not aware of any such impending circumstances) has the right to shorten the lease with 90 days-notice if it is demanded by a government entity to evacuate the premises, to change the agreement or to pay fines due to the agreement. The Company believes that its current facilities are suitable and sufficient to meet its anticipated needs for the foreseeable future.

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Government Royalty Obligations and Regulations

Israeli R&D Law

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. This is conducted by the Israel Innovation Authority (IIA), which replaced the former Office of the Chief Scientist (OCS).

Under Israeli laws with respect to research and development, which is referred to as R&D Law, a royalty of between 3% to 5% applies to the net sales of products developed from a project funded by the IIA, beginning with the commencement of sales of products developed with grant funds and ending when a dollar-linked amount equal to 100% of the grant plus interest at LIBOR has been repaid. The terms of the R&D Law also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates. SMX’s research and development team will remain in Israel and all funds previously received by way of a grant from IIA have been invested in Israel.

The IIA has published a directive incorporating most of the former provisions, including those with respect to transfer of manufacturing rights, transfer of know-how and others. These provisions include limitations and requirements for payment with respect to outsourcing or transferring development or manufacturing activities with respect to any product or technology outside of Israel, and change in control in companies which received government funding from the OCS or IIA, which may impair ability to sell technology assets outside of Israel or to outsource, transfer develop or manufacture with respect to any product or technology that received government funding under the R&D Law outside of Israel, or consummate a change in control in the Company, all without prior approval of the IIA.

In May 2017, the IIA published the Rules for Granting Authorization for Use of Know-How Outside of Israel, or the Licensing Rules. The Licensing Rules enable the approval of licensing arrangements and other arrangements for granting of an authorization to an entity outside of Israel to use know-how developed under research and development programs funded by the IIA. Subject to payment of a “License Fee” to the IIA, at a rate that will be determined by the IIA in accordance with the Licensing Rules, the IIA may now approve arrangements for the license of know-how outside of Israel. This allows companies that have received IIA support to commercialize know-how in a manner which was not previously available. In addition, the IIA has recently published a directive incorporating most of the former provisions, including those with respect to transfer of manufacturing rights, transfer of know-how and others.

SMX had one approved project with the IIA (project number 55715, approved on November 23, 2015) of a 40% grant out of a project of up to approximately $400 thousand under which it received $196 thousand in prior years. SMX passed a final review by the IIA and no additional funding is expected to be received under the project.

SMX is obligated to pay 3% of our relevant revenues for the first three years, and 4% of the relevant revenues for further years, until repayment of the entire grant, being $196 thousand. To date we paid about $1 thousand out of such amount.

Approved Enterprise

The Israeli Encouragement of Capital Investments Law, 1959, is intended to encourage investment in industry in Israel in national priority areas, to promote economic initiatives while giving preference to advanced and innovative industries, and to strengthen development areas. Based on the Investment Law, the Investment Center may, on application, grant the status of “Approved Enterprise” for Capital Investments in industry and tourism. Certificates of approval are issued and such approval entitles the project to receive substantial support from the State. The support may be in the form of reduced taxation, investment grants or other benefits specifically designed to encourage capital investment in Israel. Such State support is conditional on certain restrictions on the activities of a supported company, which restrictions may not easily be alleviated.

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In December 2016, SMX received approval as an Approved Enterprise (File 24638, Plan 429, Motion 120941) for the building of a factory for the marking of materials with an investment of ILS 3,700,000, provided that at least 24% of the investment will be financed by the issuance of new shares. Due to changes in our activity plans, we did not pursue such project and did not take any funds under such Approved Enterprise.

Isorad License Agreement

Under the Isorad License Agreement (as amended), SMX received from Isorad an exclusive, worldwide, royalty-bearing license, to make use of (including, without limitation, to develop, manufacture, use, market, offer for sale, sell, export and import in the field of marking methods) US patent number 8158432 B2 and the technology derived from it can be utilized in almost any industry and with any product. Additionally, any uses for the Israeli Security Forces and/or its purposes will be conducted via us at a “cost plus” price to be agreed. While Isorad and Soreq reserve the right to freely continue to research and develop the technology, SMX has a right of first offer to any newly developed technology. If the Source IP is developed further by Soreq and Soreq wishes to commercialize the new technology, then Soreq must offer the right to commercialize the new technology to SMX in the first instance.

SMX and its affiliate are to pay Isorad royalties for 25 years as of January 1, 2020 in the amount of 2.2% of all gross sales by the Company, our affiliates or sublicensees and after 25 years the license becomes royalty-free. Gross sales are defined under the Isorad License Agreement to include the total amount invoiced or received by SMX and/or its affiliates, including, without limitation, for sale of products and provision of services. If SMX charges a fee for sublicensing or an option for a sublicense, for which it does not pay the 2.2% royalty described above, such income will be subject to royalty payment of 15% of the amounts received. The royalties for revenues from sub-licensing the technology are payable as of January 1, 2020.

Upon the occurrence of the next M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of ours and similar event) SMX is to pay a cash amount equal to 1.5% of the Exit Consideration (as such term is defined in such agreement). Additionally, Isorad was issued 864,000 options to purchase shares of SMX and is entitled to receive 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transaction and any amount actually received against equity or other funding during a period of 13 months thereafter (to be paid after reaching an aggregated received amount of US$27 million, or at the end of such 13 months, the earlier thereof). This will not apply to any future offer of shares, merger or sale of assets thereafter.

Under the Isorad Agreement, Isorad can only refuse to approve a sublicense based on governmental defense, security, governmental policy, political and other official State of Israel policy considerations. A sublicensee cannot further grant, directly or indirectly, to any third party any sublicense or rights to the technology and cannot further assign the sublicense agreement.

Specifically as to Yahaloma, the royalty rate on gross sales of Yahaloma, to be paid by Yahaloma, are 4.2% (and not 2.2% that applies solely to SMX, its other affiliates and to other sublicensees). Upon the occurrence of an M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of Yahaloma and similar event), Isorad is entitled to a fee equal to 1% of the total consideration paid to, received by, or distributed to, Yahaloma and/or its shareholders and/or its affiliates in connection with the event, including, without limitation, all cash, securities or other property which is received by Yahaloma and/or its shareholders in connection with such event of two such events (i.e. twice) at its choice.

The Isorad License Agreement will continue in full force and effect until terminated pursuant to its terms. If either party does not remedy a material breach of its obligations within 180 days of notice of the material breach, the non-defaulting party may terminate the Isorad License Agreement immediately. Isorad may terminate the agreement by providing 30 days prior written notice if the royalties payable to Isorad are $nil in any semi-annual report and we have breached other certain obligations (such as a failure to maintain a patent or patent application in the previous semi-annual review period).

SMX has provided broad indemnities to Isorad and Soreq and their related parties under the terms of the Isorad License Agreement. The Isorad License Agreement is governed by the laws of Israel.

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Safety Certifications and Permits

SMX is in compliance with the requirements of the ISO 9001:2015 standard for quality management and quality assurance. The ISO organization promotes worldwide proprietary, industrial and commercial standards. SMX is examined annually to verify that we comply with the ISO standards of excellence, safety, quality, process management and risks management.

Under the provisions of the Israeli Non Ionizing Radiation Law, and the Work Safety regulations (regarding employment safety and health of those working with non-ionizing radiation), the Company is required to hold a valid license for operations involving non ionizing radiation as well as employ a safety expert with qualifications as defined by the law. As of May 8, 2022, SMX has a valid license for operations involving non ionizing radiation and employs a safety expert as required by law. Additionally, the import and use of its readers may be subject to a license requirement in certain jurisdictions, which requirement may change from one jurisdiction to another.

Employees

As of May [__], 2023, the Company had 28 employees, 26 full time employees and 2 part time employees located in Israel. The Company also has two employees in Australia and one in France.

None of the Company’s employees are members of a union or subject to the terms of a collective bargaining agreement. In Israel, the Company is subject to certain Israeli labor laws, regulations and Labor Court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to the Company by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and Industry, and which apply such agreement provisions to the Company’s employees even though they are not part of a union that has signed a collective bargaining agreement.

All of the Company’s employment and consulting agreements include standard non-compete and intellectual property assignment provisions, as well as strict confidentiality obligations. The enforceability of non-compete provisions may be limited by Israeli law.

The Company has a diversity policy in effect, last updated and approved by the board on February 7, 2021, according to which we are committed to gender diversity across its Board of Directors, senior management team and across its entire workforce, with a particular goal of increasing the representation of women in all areas.

Legal Proceedings

From time to time, the Company may become involved in legal proceedings or may be subject to claims arising in the ordinary course of our business. Although the results of these proceedings and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these ordinary course matters will not have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information which our management believes is relevant to an assessment and understanding of the Company’s consolidated results of operations and financial condition. This discussion and analysis should be read together with the audited consolidated financial statements and related notes of the Company that are included elsewhere in this prospectus. This discussion and analysis should also be read together with the section of this prospectus entitled “Business” and the unaudited condensed combined pro forma financial information as of and for the and for the year ended December 31, 2022 in the section of this prospectus entitled “Unaudited Pro Forma Condensed Financial Information”. In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements”. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this prospectus.

SMX Israel was incorporated in 2014 to provide brand protection and supply chain integrity solutions to businesses. It provides these solutions through the commercialization of the initial technology of tracking and tracing materials by observing and identifying markers (the “Source IP”). SMX Israel’s Source IP was initiated from the Soreq Nuclear Research Center, an Israeli government research and development institute for nuclear and photonic technologies under the Israeli Atomic Energy Commission (“Soreq”). In January 2015, SMX Israel entered into the Isorad License Agreement with Isorad Ltd. (an IP holding company of Soreq) to license the Source IP and develop and commercialize the technology (the “Isorad License Agreement”). Under the Isorad License Agreement, as amended, the Source IP can be utilized in almost any industry and with any product.

In 2018, SMX Israel merged into Security Matters Limited, an Australian company, to effect a listing on the Australian Securities Exchange under the symbol “ASX: SMX.” Security Matters Limited has four wholly owned subsidiaries: Security Matters Ltd., an Israeli company, Security Matters France, a French company, Security Matters Canada Ltd., a Canadian company, and SMX Beverages Pty Ltd., an Australian company. It also holds 50% of Yahaloma Technologies Inc., a Canadian company and 44.4% of trueGold Consortium Pty Ltd., an Australian company.

On March 7, 2023 (the “Closing Date”), the Company consummated its previously announced business combination pursuant to the BCA and its previously announced SID. Beginning on the day immediately prior to the Closing Date and finishing on the day immediately after the Closing Date, the following transactions occurred pursuant to the terms of the Business Combination Agreement:

●	Under the SID, Security Matters Limited proposed a scheme of arrangement under Part 5.1 of the Corporations Act (“Scheme”) and Capital Reduction which resulted in all shares in Security Matters

Limited being cancelled in return for the issuance of Ordinary Shares, with the Company being issued one share in Security Matters Limited (“Security Matters Shares”) (this resulted in Security Matters Limited becoming a wholly owned subsidiary of the Company);

●	Under the SID, Security Matters Limited proposed an option scheme of arrangement under Part 5.1 of the Corporations Act (“Option Scheme”), which resulted in the Security Matters Limited options held by participants in the Option Scheme being subject to a cashless exercise based on a Black-Scholes valuation, in exchange for Security Matters Shares. Under the Scheme those shares were cancelled and the participants received Ordinary Shares on the basis of the Scheme consideration;

●	Security Matters Limited shareholders received consideration under the Scheme of 1 Ordinary Share per 10.3624 Security Matters Shares having an implied value of $10.00 per Ordinary Share and the Company became the holder of all of the issued shares in Security Matters Limited and Lionheart, with Security Matters Limited being delisted from the Australian Stock Exchange;

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●	Merger Sub merged with and into Lionheart, with Lionheart surviving the merger as a wholly owned subsidiary of the Company; and

●	Existing Lionheart stockholders received Ordinary Shares in exchange for their existing Lionheart shares and existing Lionheart warrant holders had their warrants automatically adjusted to become exercisable in respect of Ordinary Shares instead of Lionheart shares.

The Company provides one solution to solve both authentication and track and trace challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer.

Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with an innovative patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

Key Factors Affecting Operating Results

Security Matters Limited believes that its performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this prospectus titled “Risk Factors.”

Commercial Agreements

Security Matters Limited’s technology seeks to enable global companies across various industries to transition more successfully to a sustainable circular economy. By adopting Security Matters Limited’s technology, they can be able to tangibly measure and track the raw material from origination, through the supply chain and at the end of life—where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused.

Due to the fact that we aim our sales efforts at large international market-makers conglomerates, our sale cycle is relatively slow and there is a larger risk that at any time, due to many reasons that are beyond our control, the sale cycle will be broken and all efforts will be lost.

Security Matters Limited has received interest in its technology from several international market-makers conglomerates as well as parties interested in making such technology a market standard, which will greatly assist the creation of future income. Any delays in the successful completion of projects or the creation of a market standard, as well as the materialization of any of the risks described in the Risk Factors chapter herein may impact the ability to generate revenue.

Business Impact of the COVID-19 Pandemic and the Conflict in Ukraine

As a result of the spread of the COVID-19 pandemic and the Russian invasion of Ukraine, economic uncertainties have arisen which may negatively affect our financial position, results of operations and cash flows. These uncertainties include, among other things, downturns in the financial markets or in economic conditions, increases in oil prices, inflation, increases in interest rates, supply chain disruptions, and declines in consumer confidence and spending. Since the COVID-19 pandemic started, Security Matters Limited prepares its global operations to disruptive situation, as such some of the actions taken, creating supplier relationships on various regions close to main clients and across all lines of activities. Security Matters Limited expanded the portfolio of its potential readers’ and markers’ providers and has developed a whole methodology how to support and work remotely with a client. Although One of the Security Matters Limited’s Readers’ providers is located in Kiev, Ukraine, there was no material change with the supply of the readers as the supplier also maintains operations in Czech. We have assessed that the COVID-19 pandemic and the conflict in Ukraine did not have a material or direct impact on our operations or financial position. The duration of uncertainties and the ultimate financial effects resulting from the ongoing COVID-19 pandemic and the conflict in Ukraine cannot be reasonably estimated at this time. We will continue to monitor these situations very closely and implement further measures if we believe they are required.

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Components of Operating Results

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus. The following table sets forth Security Matters Limited’s consolidated results of operations data for the periods presented:

The following table summarizes our historical results of operations for the periods indicated:

	Year Ended December 31,
U.S. dollars in thousands (except of per share data)	2022	2021
Revenue	—	—
Cost of sales	—	—
Gross profit	—	—

Research and development expenses	1,898	2,039
Selling and marketing expenses	569	453
General and administrative expenses	2,723	2,482

Operating Loss	(5,190)	(4,974)
Finance expenses	1,128	101
Finance income	28	237
Share of net loss of associate companies	106	(101)

Loss before income tax	(6,184)	(4,939)

Income tax	—	—

Loss for the year	(6,184)	(4,939)

Basic and diluted loss per share attributable to shareholders	(0.04)	(0.03)

As a result of the foregoing, our operating loss for year ended December 31, 2022 was $6,184 thousand compared to an operating loss of $4,939 thousand for year ended December 31, 2021, an increase of $1,245 thousand, or 25%.

Revenue

To date, we have not yet generated significant revenue from the sale of our technology.

Operating Expenses

The Company’s current operating expenses consist of three components: research and development expenses, general and administrative expenses and selling and marketing expenses.

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Research and Development Expenses, net

The Company’s research and development expenses consist primarily of wage and salary related expenses, subcontractors and consultants, depreciation and amortization of equipment, research expenses and share-based compensation expenses. The Company expects that its research and development expenses will increase as the Company continues to develop its products and recruit additional research and development employees. The Company’s research and development expenses for the year ended December 31, 2022, amounted to $1,898 thousand, representing a decrease of $141 thousand, or 7%, compared to $2,039 thousand for the year ended December 31, 2021. The major changes in R&D expenses were an increase of 371 thousand in salaries and related expenses that were offset against the reimbursement from paid pilots and proof of concept projects that increased in 335 thousand and Subcontractors and consultants’ expenses that decreased in 257 thousand.

The Company is engaged in Proof of Concept (POC) agreements according to which it receives funds for financing research and development expenses from prospective customers. Those funds are reimbursements for expenses and therefore are offset against the related R&D expenses in profit or loss. In 2021 the reimbursement from paid pilots and proof of concept projects increased by $543 thousand and in the year ended December 31, 2022 the reimbursement increased by $335 thousand compared to the year ended December 31, 2021.

General and Administrative Expenses

General and administrative expenses consist primarily of professional services fees, wages and salary related expenses, share-based compensation, facility-related costs, insurance and other general and administrative expenses.

The Company’s general and administrative expenses totaled $2,723 thousand for the year ended December 31, 2022, a net increase of $241 thousand, or 10%, compared to $2,482 for the year ended December 31, 2021. The net increase was primarily attributable to an increase of $183 thousand in wages and salaries related expenses reflecting an increase in the number of employees and an increase of $223 thousand in travel expenses offset by decrease of $194 thousand in share based compensation expenses.

Selling and Marketing Expenses

Sales and marketing expenses consist primarily of digital advertising, business development’s consultants and travel abroad.

The Company’s selling and marketing expenses totaled $569 thousand for the year ended December 31, 2022, an increase of $116 thousand, or 26%, compared to $453 thousand for the year ended December 31, 2021, and was primarily due to an increase in digital advertising cost associated with our marketing efforts.

Finance Income and Expenses

Finance expenses, net consists primarily of exchange rate differences between ILS and AUD, interests on borrowings, revaluation of loans, fees and commissions to banks and income on short-term deposits.

The Company’s finance income totaled $28 thousand for the year ended December 31, 2022, a decrease of $209 thousand, or 88%, compared to $237 thousand for the year ended December 31, 2021. The decrease is primarily due to exchange rate differences.

The Company’s finance expense totaled $1,128 thousand for the year ended December 31, 2022, an increase of $1,027 thousand or 1,017%, compared to $101 thousand for the year ended December 31, 2021. The increase is related to a change in fair value of financial liabilities amounted to $387 thousand and bonus payment as part of borrowing from related party amounted to $710 thousand.

Share of Net Loss of Associated Companies

Share of net profit of associated companies consists of equity profit from associated joint venture activity for the year ended on December 31, 2022 at the amount of $106 thousand and Share of net loss of associated companies consists of equity loss from associated joint venture activity for the year ended on December 31, 2020 at the amount of $101 thousand. As of December 31, 2022 and December 31, 2021, the carrying amount of the investment in associated companies is $221 thousand and $147 thousand, respectively.

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Income Tax

As of December 31, 2022, the Company estimated carry forward tax losses of approximately $24,106 thousand (December 31, 2021: $17,659 thousand) which may be carried forward and offset against taxable income for an indefinite period in the future. The Company and its subsidiaries did not recognize deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable.

Net Loss attributable to shareholders

As a result of the forgoing, our net loss for the year ended December 31, 2022, was $6,184 thousand, compared to $4,939 thousand for the year ended December 31, 2021, an increase of $1,245 thousand, or 25%.

Foreign currency

The consolidated financial statements are prepared in US Dollars which is the presentation currency of the Group. Security Matters Limited’s functional currency is Australian Dollars.

The functional currency of Security Matters Ltd. (Israel) is New Israeli Shekels. The functional currency of Security Matters Canada Ltd. Is Canadian Dollars. The functional currency of Security Matters France Ltd. Is Euro. The functional currency of SMX Beverages Pty Ltd. Is Australian Dollars.

Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 (“The Effects of Changes in Foreign Exchange Rates”). Accordingly, transactions and balances have been converted as follows:

●	Assets and liabilities – at the rate of exchange applicable at the reporting date;
●	Expense items – at annual average rate at the statements of financial position date.
●	Share capital, capital reserve and other capital movement items were at rate of exchange as of the date of recognition of those items.
●	Accumulated deficit was based on the opening balance for the beginning of the reporting period in addition to the movements mentioned above.
●	Exchange gains and losses from the aforementioned conversion are recognized in the statement of other comprehensive lose in Foreign Currency Translation Reserve.

Liquidity and Capital Resources

Overview

Since our inception through December 31, 2022, the Company has funded its operations principally through the issuance of ordinary shares and warrants, convertible notes, loans from related parties and reimbursement from prospected customers for paid pilots and proof-of-concept projects. As of December 31, 2022 and December 31, 2021, the Company had $1,398 thousand and $4,171 thousand, respectively, in cash and cash equivalents.

Other than the Company’s continuing need for capital, discussed further below and elsewhere in this Prospectus, including in the section entitled “Risk Factors,” the Company is not aware of any material adverse trends, events or transactions that have occurred subsequent to December 31, 2022 that would materially impact an investor’s understanding of its business, financial condition, results of operations and cash flows.

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The table below presents our cash flows for the periods indicated:

	For the Year Ended December 31,
U.S. dollars in thousands	2022	2021
Net cash used in operating activities	(5,223)	(3,908)
Net cash used in investing activities	(1,127)	(1,765)
Net cash provided by financing activities	3,846	6,118

Net increase (decrease) in cash and cash equivalents	(2,504)	445

Operating Activities

Net cash used in operating activities was $5,223 thousand during the year ended December 31, 2022 compared to net cash used in operating activities of $3,908 thousand during the year ended December 31, 2021. The increase was primarily used for payment of salaries and related expenses, travel expenses, research and development, subcontractors, consultants and materials.

In addition, the increase in cash used in operating activities derived from a material increase in prepaid expenses related to the BCA.

Investing Activities

Net cash used in investing activities was $1,127 thousand during the year ended December 31, 2022 and consisted of cost of capitalized development expenses in the amount of $975 thousand and $152 thousand used for purchasing property, plant and equipment. Net cash used in investing activities was $1,765 thousand during the year ended December 31, 2021, and consisted of cost of capitalized development expenses in the amounts of $1,468 thousand and $297 thousand, which were used for purchasing property and equipment.

Financing Activities

Net cash provided by financing activities was $3,846 thousand during the year ended December 31, 2022, consisted mainly of $3,310 thousand in proceeds from bridge loans and warrants and $581 thousand of net proceeds from issuance of convertible notes and $182 thousand net issuance of shares, which was partially offset by payment of $172 thousand for loan repayment to related parties. Net cash provided by financing activities was $6,118 thousand during the year ended December 31, 2021, consisted mainly of $5,892 thousand in proceeds from net issuance of shares and warrants and $395 thousand of net proceeds from the exercise of warrants, which was partially offset by payment of $98 thousand for lease liabilities and loan repayment to related parties of $103 thousand.

Current Outlook

The Company has funded its operations to date primarily from the issuance of ordinary shares, warrants, issuance of convertible notes, loans from related parties and reimbursement from customers for paid pilots and proof-of-concept projects. The Company has incurred losses and generated negative cash flows from operations since inception in 2015. Since the Company’s inception, it has not generated significant revenue from the sale of products.

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As of December 31, 2022 and December 31, 2021, the Company had $1,398 thousand and $4,171 thousand, respectively, in cash and cash equivalents. The Company expects that its existing cash and cash equivalents, along with amounts it may draw down under the SEPA with will be sufficient to fund its current operations for the foreseeable future. In addition, the Company has outstanding approximately $12 million in existing payables and other liabilities related to expenses of the Business Combination assumed after December 31, 2022 at such closing, of which approximately $8.5 million is deferred through the second quarter of 2024 when such amounts are expected to be paid. The Company expects to fund the payment of such amounts out of the Yorkville SEPA, ongoing activities of the Company and possibly other capital raises in 2023. Further, the Company’s operating plans may change as a result of many factors that may currently be unknown to it, and it may need to seek additional funds sooner than planned. The Company’s future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until the Company can generate significant recurring revenues and profit, the Company expects to satisfy its future cash needs through capital raisings and shareholders’ financial support. The Company cannot be certain that additional funding will be available when needed, on acceptable terms, if at all. If funds are not available, the Company may be required to delay or reduce the scope of research or development plans.

In addition to the liquidity provided by third-party research and development funding and any Advances under the SEPA, we will receive up to an aggregate of approximately $97.175 million from the exercise of our public warrants (at an exercise price of $11.50 per ordinary share), assuming the exercise in full of all of such warrants for cash, but will not receive any proceeds from the sale of the ordinary shares issuable upon such exercise. However, our ability to generate proceeds will depend on the market price of our ordinary shares. On April 27, 2023, the closing price for our ordinary shares was $0.8720 per share. If the price of our Ordinary Shares remains below $11.50 per share, we believe warrantholders will be unlikely to cash exercise their warrants, resulting in little or no cash proceeds to us.

We can give no assurances that we will be able to secure additional sources of funds to support our operations on acceptable terms, or at all, or, if such funds are available to us, that such additional financing will be sufficient to meet our needs. If we raise additional funds by issuing equity or convertible debt securities, including pursuant to the SEPA, it could result in dilution to our existing stockholders or increased fixed payment obligations. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. If we incur additional indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations we enter into with third parties may provide capital in the near term but may not be on terms that are favorable to us. Any of the foregoing could significantly harm our business, financial condition and results of operations. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may be required to reduce the scope of the commercialization of our planned products or delay, scale back or discontinue the development of one or more of our product candidates.

We may also need to take certain other actions to allow us to maintain our projected cash and projected financial position, including but not limited to additional reductions in general and administrative costs, sales and marketing costs, and other discretionary costs. Although we believe such plans, if executed and coupled with the above described sources of liquidity, should provide us with financing to meet our needs, successful completion of such plans is dependent on factors outside of our control.

We anticipate that we will continue to incur net losses into the foreseeable future as we continue our development of our product candidates, and expand our corporate infrastructure.

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Contractual Obligations

Reciprocal Standby Equity Purchase Agreement

Effective March 7, 2023, we entered into the SEPA with Yorkville, whereby we have the right, but not the obligation, to sell to Yorkville up to $25.0 million of our Ordinary Shares at our request, subject to the terms therein. We have received as a loan a Pre-Advance of $1.5 million and expect to receive an additional $2.0 million loan as a Pre-Advance upon the effectiveness of the Registration Statement on Form F-1 of which this prospectus forms a part. Upon its effectiveness, we will be able to offer and sell our Ordinary Shares under the SEPA, which is expected to provide us with an additional source of liquidity.

Our decision to make any Advance under the SEPA will depend on a variety of factors to be determined by us from time to time, including, among other things, the trading price of our Ordinary Shares and determination by us that other sources of capital may be more beneficial, and determinations by us as to the appropriate sources of funding for our business and operations.

We do not believe that the existence of the SEPA will have any adverse effect on our ability to raise any capital from other sources except that pursuant to the SEPA, we are not permitted to enter into any variable rate transactions during the term of the SEPA, which could result in potential investors declining to consider investing in our Company on terms agreeable to us or at all.

Leases

SMX Israel is a party to a lease agreement dated January 14, 2020 and amended as of December 24, 2020 (the “Lease”). Under the Lease, it is obligated to pay ILS 253 thousand plus VAT per year. The Lease will expire on May 31, 2027, with an additional option of 5 years, unless terminated by the landlord due to a requirement of a governmental authority to modify or terminate the Lease, pursuant to the terms of the lease.

Borrowings

As discussed in “Certain Relationships and Related Party Transactions—Related Party Transactions” below, in 2015, SMX Israel signed an agreement to receive a loan of ILS 2 Million (US$512,558 at 2015) from Kibbutz Ketura, an entity associated with Mr. Hofland, and Kibbutz Degania A, an entity associated with Mr. Bader on back-to-back terms from a third party (the Kamea Fund). The loan was fully repaid in August 2022.

In consideration with providing the funding, SMX Israel agreed to provide, as additional consideration, a bonus payment on the occurrence of an exit or major liquidity event. The bonus payment is capped at ILS 3 Million (approximately US$965,000) per each of Kibbutz Ketura and Kibbutz Degania A (together, the “Bonus Payments”). The Bonus Payments are intended to operate in one of the two trigger events: (i) dividend distributions by SMX Israel; or (ii) the sale of shares by either Kibbutz Ketura and Kibbutz Degania A in SMX Israel (either in the event of a takeover or otherwise). Only if the aggregate amounts of one of the two trigger events exceeds the investment of Kibbutz Ketura and Kibbutz Degania A in SMX Israel (by loan or shares), the either party would be entitled to the Bonus Payment.

In August 2022, the Company signed an addendum to the loan agreement that reduces the total amount of the Bonus payment to ILS 2.5 million (US$710 thousand) to be paid upon completion of the Business Combination. On March 2, 2023, the Company signed an amendment that postponed the Bonus payment to March 31, 2024. For more information on the Bonus Payments, see Note 10 to the Security Matters Limited Consolidated Financial Statements.

Additionally, Kibbutz Ketura provides administrative services for SMX Israel for which it was debited $36 thousand and $39 thousand in 2021 and 2022, respectively. Until 2020, SMX Israel’s lab was located in Kibbutz Ketura.

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SMX and the Company borrowed an aggregate of US$3,860,000 from private investors between September 2022 and February 2023, which loans are due no earlier than March 31, 2024. All of such loans have an interest rate of 10% per annum. Each such lender (except for one lender which lent an amount of US$1,000,000 which isn’t entitled to the redeemable warrants), further received 20% redeemable 5-year warrant coverage to subscribe for Ordinary Shares at US$11.50 per share, plus 5% 5-year bonus warrant coverage to subscribe for Ordinary Shares at US$11.50 per share and a first priority security interest in the shares of Security Matters Limited’s interest in trueGold Consortium Pty Ltd. Additionally, in January 2023, SMX and the company borrowed US$250,000 from a private investor, which loan is due December 31, 2024. Such loan has an interest rate of 15% per annum, and is convertible at a conversion price of US$10.00 per share.

As discussed in “Major Shareholders and Related Party Transactions—Related Party Transactions” below, we entered into an Amended and Restated Promissory Note dated as of March 7, 2023 in the principal amount of $549,000, in favor of Lionheart Management, LLC and Lionheart Equities, LLC, Such note was amended in April 2023 to extend the maturity date thereunder to June 10, 2024.

Government Grants

As of December 31, 2022 and December 31, 2021, the Company has a contingent liability of $135 and $115 thousand, respectively, for government grants it received for the use of research and development activities from the Israel Innovation Authority (IIA). The Company is subject to paying 3% of its revenues, until repayment of the entire grant.

Off-Balance Sheet Arrangements

In January 2015, the Company entered an agreement with Isorad Ltd. (a company wholly owned by the State of Israel with rights to exclusively commercialize the Soreq Research Center technology for civilian uses), according to which the Company was granted technological license in return for future royalties based on 2.2% of Gross sales by the Company and its affiliates and after 25 years the license becomes royalty-free. Upon the occurrence of an M&A event (as such event is defined in the agreement to include mergers, sale of all or substantially all the assets of ours and similar event), in the first M&A event, the Company is to pay a consideration equal to 1% of the amount received or transferred and in the second M&A event, a consideration equal to 2% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

In January 2023, the Company signed an amendment to the agreement that determine the following: (1) for the BCA with Lionheart, Isorad was issued (a) 864,000 options to purchase shares of the Company, the options were issued in January 2023 and valued using the Black-Scholes pricing model. The main parameters which were used are: (1) risk-free rate: 3.42%; (2) expected volatility: 81.92%: (3) expected term: up to 3 years; and (4) expected dividend yield: 0%; (b) Additionally, Isorad will be entitled to 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transaction and until 13 months thereafter (to be paid after reaching an aggregated received amount of 27 million, or at the end of such 13 months, the earlier thereof). (2) Exit fee - in the occurrence of the first M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of the Company and similar event) after the closing of the BCA with SPAC, the Company is to pay a cash amount equal to 1.5% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks in the ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of U.S. dollar/ILS Israeli Shekels exchange rates, which is discussed in detail in the following paragraph.

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Foreign Currency Exchange Risk

Currency Fluctuations

The Company’s operating expenses are denominated mainly in ILS, and therefore are currently subject to foreign currency risk. We have been affected by changes in the rate of ILS currency compared to the U.S. dollar, as the ILS decreased against the U.S. dollar by approximately 13% in 2022 and increase by approximately 26% in 2021.

The Company’s policy is not to enter into any currency hedging transactions, and we cannot assure you that we will not be adversely affected by currency fluctuations in the future.

Credit risk

Credit risk is a risk of financial loss if a counterparty or customer fails to meet its contractual obligations. We closely monitor the activities of our counterparties and control the access to its intellectual property which enables it to ensure a prompt collection. Our main financial assets are cash and cash equivalents as well as other receivables and represent the Company’s maximum exposure to credit risk in connection with its financial assets. Wherever possible and commercially practical, the Company holds cash with major and sound financial institutions in Israel and Australia.

Liquidity Risk

Liquidity risk is the risk that we will encounter in meeting our obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. The Company has procedures to minimize that risk by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities. For more details, please refer to the section titled, “Liquidity and Capital Resources”.

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements for the years ended December 31, 2022 and 2021 have been prepared in accordance with IFRS as issued by the IASB. The preparation of these consolidated financial statements requires management to make critical judgments in applying Security Matters Limited’s accounting policies and make critical assumptions and estimates concerning future events. Assumptions and estimates may differ from the actual results and are continually evaluated and adjusted based on historical experience and other factors. Such assumptions and estimates have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Intangible Assets

The Company capitalizes costs for its developed projects when specific criteria are met. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is achievable, usually when a product development project has reached a defined milestone according to an established project management model. The management makes assumptions regarding the expected future economic benefit to be derived from the intangible asset and therefore whether the capitalized costs are expected to be recovered.

This amount of capitalized costs includes significant investment in the development of marking and reading capabilities in the subject material. Prior to being marketed, the Company will obtain a proof-of-concept pilot with an industry leading partner. The innovative nature of the product gives rise to some judgement as to whether the proof-of-concept will be successful such that it will lead to obtaining commercial contracts with customers. See also Note 2—Intangible Assets to the Security Matters Limited Consolidated Financial Statements.

The Management bases its estimates on historical experience, assumptions, and information currently available and deemed to be reasonable at the time the financial statements are prepared. However, actual amounts may differ from the estimated amounts as more detailed information becomes available. Estimates and assumptions are reviewed on an ongoing basis and, if necessary, changes are recognized in the period in which the estimate is revised.

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Share based payment

The Company measures the share-based expense and the cost of equity-settled transactions with employees and service providers by reference to the fair value of the equity instruments at the date at which they are granted. The Company selected the Black-Scholes model as the Company’s option pricing model to estimate the fair value of the company’s options awards. The model is based on share price, grant date and on assumptions regarding expected volatility, expected life of the options, expected dividend, and a no risk interest rate. As for granted options which are settled in equity instruments, the fair value of the options at the grant date is charged to the statement of comprehensive loss over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.

Financial liability at fair value

The fair value of financial liabilities at fair value was estimated by using a Black Scholes model and Monte-Carlo simulation approach, which was aimed to model the value of the Company’s assets over time. The simulation approach was designed to take into account the terms and conditions financial liability, which are described in Note 12 and Note 23 to the Security Matters Limited Consolidated Financial Statements, as well as the capital structure of the Company and the volatility of its assets. The valuation was performed based on management’s assumptions and projections.

Reimbursement of research and development expenses

Reimbursements in proof of concept (POC) agreements of expenditures on research and development in order to achieve commercial agreement once this activity will be result successful, are offset in profit or loss against the related expenses (research and development expenses). Any IP generated from this activity remains at the ownership of the company.

Intangible assets

Intangible assets include capitalized technology development costs. Expenditures on research activities are recognized in profit or loss as incurred. Expenditures on internally developed products are mainly employee salaries and legal fees for filing of patents and are capitalized when the Company demonstrates all the following criteria:

a.	The technical feasibility of completing the intangible asset so that it will be available for use or sale.

b.	The intention to complete the intangible asset and use or sell it.

c.	The ability to use or sell the intangible asset.

d.	The probability of the intangible asset to generate future economic benefits. Among other things, the Company considers the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.

e.	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

f.	The ability to measure reliably the expenditures attributable to the intangible asset during its development.

The recognition criteria above are considered by the Company at each stage of development to determine when the criteria have been initially met in full.

The technical feasibility criteria is determine to be met when the milestone of initial marking and reading capabilities is satisfied. The milestone’s identification occurs only following a detailed broad mapping of the raw material characteristics and establishing the formula for the chemical marker architecture to be embedded into the raw material based on industry standards and regulations. The result is the initial evidence that the x-ray algorithm of the designated reader is in a stage that can identify the marker and convey information. At this stage, the Company believes that the technical feasibility of completing the development for use is probable.

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The Company notes that technical feasibility has been established and the achieved technology is ready for the next stage which consists of performing a proof-of-concept pilot with an industry partner, in order to adapt the technology for the relevant industry and adjust the development to meet the industry’s needs.

Currently, the Company’s capitalized development activities focus on:

1.	Development of marker architecture to be embedded topically or in-situ (application) for each material/product within the optimal industrial manufacturing phase, based on industry standards and regulations.

2.	Semi Industrial scale—technology implementation in semi industrial production.

3.	Development of a digital platform to support the end-to-end traceability from raw material to final product to recycling.

The Company’s management has the full intention to complete the development of the technology and ultimately to sell it. This intention is demonstrated by initiating partnerships with industry market leaders and continuing the development into the next phase. The Company’s intention is also reflected in the Company’s approved budget.

The Company’s management intends to concentrate its future sales and marketing efforts in the U.S. market, including recruitment of sales and marketing personnel. It plans to advance successful proof-of-concept pilots performed with industry leading partners, and further advance its innovative technology and commercialization efforts and collaborations in the segments relevant to its technology.

The Company’s business model targets leading brands and manufacturers in order to create a new market standard for circular economy solutions, brand authentication and supply chain integrity. The Company’s technology is applicable for multiple industries such as gold, fashion, electronics and circular economy – plastic and rubber. The Company is able to provide an adaptive solution for multiple market segments, based on a unified technology solution, through collaborative relationships with leading market companies which provide it with access to various potential entities to sell its solution. This is part of the Company’s strategy to create strategic partnerships with market leaders across its main segments of activity. The Company believes that this close collaboration with market leaders, and developing a product that meets their requests, suggest that there is a strong potential market for its development.

Adequate technical and financial resources are available to complete the development; the development will be completed by the Company’s technology team which consists of professional experienced scientists and engineers, with a track record in the industrial sector and with financial resources successfully raised through the issuance of ordinary shares and loans. The Company has already accomplished its core technology development and is currently focused on development of specific adjustments for different market segments. This stage is focused and short-termed, therefore, management believes that limited financial resources are required for completing the development and that there is high probability for commencing commercial agreements following the successful proof-of-concept pilots.

The Company has financial systems in place that allow it to maintain records in sufficient detail that enable it to measure reliably the expenditures attributable to the intangible asset during its development.

Development expenditures not satisfying all the above criteria are recognized in the consolidated statement of comprehensive income as incurred.

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Subsequent measurement

In subsequent periods, capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

An asset is ready for its intended use, when the developed technology becomes operational and the Company completes an initial customization for a client’s specific needs, which means that the technology is fully implemented in the customer’s manufacturing processes and ready for its intended use. The management estimates that in approximately two years such customization will be completed and amortization will commence.

Intangible assets with a finite useful life are amortized over their estimated useful lives and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end.

The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. An expenditure incurred in development activities, including the Company’s software development is capitalized only where it clearly increases the economic benefits to be derived from the asset to which it relates, the expenditure will lead to new or substantially improved products, the products are technically and commercially feasible and the Company has sufficient resources to complete the development and reach the stage for which the product is ready for use.

All other expenditure, including those incurred in order to maintain an intangible assets current level of performance, is expensed as incurred.

Recent Accounting Pronouncements

For a discussion of the Company’s new or recently adopted accounting pronouncements, see “Note 2—Significant Accounting Policies” to our consolidated financial statements included in this prospectus.

BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT

Management and Board of Directors

The following sets forth certain information, as of May [__], 2023, concerning our executive officers and members of the Board.

Name	Age	Position
Director
Ophir Sternberg	51	Chairman of the Board
Haggai Alon	48	Director
Amir Bader	59	Director
Pauline Khoo	62	Director
Roger Meltzer	71	Director
Thomas Hawkins	61	Director
Zeren Browne	43	Director
Executive Officers
Haggai Alon	48	Chief Executive Officer
Limor Moshe Lotker	52	Chief Financial Officer

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Information about Directors

Ophir Sternberg. Mr. Sternberg, our Chairman, was the Chairman, President and Chief Executive Officer of Lionheart since its inception through the Business Combination. He has been our Chairman since the Business Combination, and has over 28 years of experience acquiring, developing, repositioning and investing in all segments of the real estate industry, including office, industrial, retail, hospitality, ultra-luxury residential condominiums and land acquisitions. Mr. Sternberg is the Founder and Chief Executive Officer of Miami-based Lionheart Capital, founded in 2010. Lionheart Capital is a Miami-based diversified investment firm focused on building shareholder value in high-growth companies.

Mr. Sternberg began his career assembling, acquiring and developing properties in emerging neighborhoods in New York City, which established his reputation for identifying assets with unrealized potential and combining innovative partnerships with efficient financing structures to realize above average returns. Mr. Sternberg came to the United States in 1993 after completing three years of military service within an elite combat unit for the Israeli Defense Forces.

Under Mr. Sternberg’s leadership, Lionheart Capital executed numerous prominent real estate transactions and repositions, including The Ritz-Carlton Residences in Miami Beach, which resulted in a total sell-out value in excess of $550 million, as well as purchase of the development’s site, the former Miami Heart Institute. Additionally, Mr. Sternberg led the $120 million sale of The Seagull Hotel, making it the highest grossing hotel sale of 2020 in Miami Beach. Mr. Sternberg and Lionheart Capital are currently in development on a number of other projects, including retail properties in Miami’s fashion and culture epicenter, The Design District. In addition to The Ritz-Carlton Residences, Miami Beach, Lionheart Capital also developed The Ritz-Carlton Residences Singer Island, Palm Beach, cementing a reputation for developing high-end luxury branded properties.

In 2017, Mr. Sternberg founded Out of the Box Ventures, LLC, a Lionheart Capital subsidiary, to acquire and reposition distressed retail properties throughout the United States. With 19 properties in 14 states, Out of the Box Ventures currently controls over 5 million square feet of big box stores, shopping centers and enclosed regional mall properties with plans to improve and expand upon these acquisitions.

Mr. Sternberg and Lionheart Capital are dedicated to working with best-in-class operators and partners such as Marriot International. Lionheart Capital has been able to execute numerous, marquee transactions due largely in part to Mr. Sternberg’s extensive industry relationships particularly with key institutional investors.

In March 2020, Mr. Sternberg became Chairman of Nasdaq-listed OPES which on June 30, 2020, announced a definitive agreement to merge with BurgerFi International LLC. The OPES-BurgerFi merger closed on December 16, 2020 to form BurgerFi International Inc., or BurgerFi, a fast-causal “better burger” concept that consists of approximately 120 restaurants nationally and internationally. Mr. Sternberg is the Chairman of the Nasdaq-listed company, BurgerFi (NASDAQ: BFI). The OPES team, led by Mr. Sternberg, evaluated over 50 potential targets and negotiated business combination terms with multiple candidates in a span of a few months and acquired BurgerFi at what it believed was an attractive multiple relative to its peers.

In addition, in May 2021, Lionheart Capital led a partnership group to purchase the iconic American powerboat business, Cigarette Racing Team, from its longtime owner.

In addition, since its inception in December 2019, Mr. Sternberg has been the Chairman, President and Chief Executive Officer of Nasdaq-listed Lionheart Acquisition Corporation II (“Lionheart II”), a SPAC. Lionheart II completed its initial public offering in August 2020, in which it sold an aggregate of 23,000,000 units (including the exercise of the underwriters’ over-allotment option), each unit consisting of one share of Lionheart II Class A common stock and one-half of one redeemable warrant for one share of Lionheart II Class A common stock, for an offering price of $10.00 per unit, generating aggregate proceeds of $230,000,000. Lionheart II’s units, shares of Class A common stock and warrants currently trade on Nasdaq under the symbols “LIONU,” “LION” and “LIONW,” respectively. On July 12, 2021, Lionheart II announced a $32.6 billion business combination with MSP Recovery, a leader in data-driven solutions that recovers improperly paid benefits on behalf of Medicare, Medicaid and other commercial payers. The Lionheart II-MSP merger closed on May 23, 2022. Mr. Sternberg is qualified to serve as a director due to his extensive experience in acquiring, developing, repositioning and investing in all segments of the real estate industry.

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Haggai Alon. Haggai Alon is the founder of Security Matters (SMX) and has served as the CEO of SMX Israel since 2015 and a director and CEO of SMX since July 2018. Mr. Alon has also served at the CEO and a board member of trueGold Consortium Pty Ltd since June 2020. Mr. Alon has over 18 years of experience in commercializing technology. He has commercialized technology out of the Ministry of Defense in Israel as well as in the private sector. Haggai Alon held several roles during his time at the Ministry of Defense and was the CEO of an economic consulting firm focusing on M&A. He has a master’s degree from the Tel Aviv and Haifa Universities in international relations and political science and will soon complete his Ph.D. Out of a total of 27 patent families filed in the name of SMX, Haggai Alon is a named inventor on 26 of them. Most of the applications that are part of these patent families are under examination, many are still unpublished. In 7 of the 26 patent families Haggai Alon is a named inventor, the patents have been issued in a variety of jurisdictions. Presently, Haggai Alon is a named inventor on 19 patents, all of which are in the public domain. He has also published a White Paper—New Plastic Economic Order: To regulate the entire value chain, not just the product, which calls for a transition to a new regulatory approach by the EU over plastics. Mr. Alon’s founding of Security Matters and his experience as CEO of Security Matters since 2015 makes him a valuable asset to our board.

Amir Bader. Amir Bader is has served as the CEO of the Dairy Farm at the Golan Heights, currently the manager of one of Israel’s largest dairy farms, since April 2017. Previously, Mr. Bader served as the CEO of Degenya Cooperative Agricultural Association from 2012 through 2016. Mr. Bader has been a director of SMX since July 2018. Mr. Bader and has more than 24 years of experience at managerial positions in dairy farms and other agricultural projects in Israel and Europe. Amir Bader also served as Kibbutz Degania A’s business manager for five years, during that period he served as the board member of several subsidiaries and companies related to the Kibbutz. Amir Bader brings to the Company board extensive experience in the management of agricultural businesses.

Pauline Khoo. Ms. Khoo currently serves as the Wealth Planning Manager at Mishcon de Reya since January 2022 and was previously the Managing Director of Credit Suisse Trust Limited from August 2009 to December 2021. Ms. Khoo has more than forty years of financial and managerial experience in financial institutions, law firms and various companies. Ms. Khoo is a member of the Institute of Chartered Secretaries (by completing exams), the Society of Trust and Estate Practitioners, the Institute of Chartered Secretaries and Administrators Chartered Trustee of Singapore Trustees Association, Family Firm Institute-Business Advisory and Family Advisory and a senior member of the Global-Asia Family Office Circle. We believe Ms. Khoo is well qualified to serve on our board due to her more than forty years of experience in financial and managerial positions.

Thomas Hawkins. Thomas Hawkins, a director of Lionheart until the Business Combination, previously served as a Management Consultant for MEDNAX, Inc. from February 2014 to December 2017, after serving as General Counsel and Board Secretary from April 2003 to August 2012. Prior to that, Mr. Hawkins worked for New River Capital Partners as a Partner from January 2000 to March 2003; AutoNation, Inc. as Senior Vice President of Corporate Development from May 1996 to December 1999; Viacom, Inc. as Executive Vice President from September 1994 to May 1996; and Blockbuster Entertainment Corporation as Senior Vice President, General Counsel, and Secretary from October 1989 to September 1994. Mr. Hawkins currently serves on the board of directors of the Alumni Association of the University of Michigan and Jumptuit Inc., a data analytics technology company. Mr. Hawkins also serves on the board of directors of MSP Recovery. Mr. Hawkins received his Juris Doctor from Northwestern University in 1986 and his A.B. in Political Science from the University of Michigan in 1983. Mr. Hawkins is qualified to serve as a director due to his experience as a senior executive and chief legal officer at several public companies (including his experience acquiring companies) and with counseling and serving on boards of directors.

Roger Meltzer, Esq. Roger Meltzer, a director of Lionheart until the Business Combination, is a distinguished global leader, having produced substantial innovations for global law firms, including one of the largest and most well-known law firms in the world while demonstrating agility, compassion, and consistency, who has successfully navigated firms and local offices through challenges such as major worldwide financial headwinds, transnational cyberattacks and global pandemics, who has clearly established moral and business imperatives and has pioneered industry precedents for institutionalized equality, diversity and inclusivity and nurtured a global iconic pro bono effort, and who is known for leading and nurturing entrepreneurial, high performing, and team centric cultures. Mr. Meltzer has practiced law at DLA Piper LLP since 2007 and has held various roles: Global Co-Chairman, from 2015 to 2020, and currently as Chairman Emeritus; Americas Co-Chairman, from 2013 to 2020; Member, Office of the Chair, from 2011 to 2020; Member, Global Board, from 2008 to 2020; Co-Chairman, U.S. Executive Committee, from 2013 to 2020; Member, U.S. Executive Committee, from 2007 to 2020; and Global Co-Chairman, Corporate Finance Practice, 2007 through 2015. Prior to joining DLA Piper LLP, Mr. Meltzer practiced law at Cahill Gordon & Reindel LLP from 1980 through 2007 where he was a member of the Executive Committee from 1987 through 2007, Co-Administrative Partner and Hiring Partner from 1987 through 1999, and Partner from 1984 through 2007. Mr. Meltzer currently serves on the Advisory Board of Harvard Law School Center on the Legal Profession (May 2015—Present); Board of Trustees, New York University Law School (September 2011—Present); and the Corporate Advisory Board, John Hopkins, Carey Business School (January 2009—December 2012). He has previously served on the board of directors of: The Legal Aid Society (November 2013 to January 2020), Hain Celestial Group, Inc. (December 2000 to February 2020) and The Coinmach Service Corporation (December 2009 to June 2013). Mr. Meltzer has also received several awards and honors and has been actively involved in philanthropic activity throughout his career. Mr. Meltzer also serves on the board of directors of MSP Recovery. In February 2021, Mr. Meltzer joined the board of directors and the audit committee of Haymaker Acquisition Corp. III (NASDAQ: HYAC), a special purpose acquisition corporation, and Ubicquia LLC, a privately-held smart lighting solutions provider. Mr. Meltzer is qualified to serve as a director due to his experience representing clients on high-profile, complex, and cross-border matters and his leadership qualities. Mr. Meltzer received a Juris Doctor Degree in law from New York University School of Law and an A.B. from Harvard College.

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Zeren Browne. Ms. Browne has previously held senior management roles and led the marketing and commercial business activities for brands under luxury & lifestyle conglomerates LVMH and Estee Lauder Companies. Ms. Browne has been the Vice President of Strategy, Head of Fashion Sustainability of Security Matters since July 2018. She was formerly the Managing Director at Mulloway Pty Limited from October 2016 to July 2020 and is currently the Managing Director of trueGold Consortium Pty Limited since June 2020. Ms. Browne holds a Bachelor of Commerce Degree and an advanced MBA Degree from The University of Western Australia, where she was awarded the Dux and The Women in Management Scholarship. Ms. Browne brings more than 20 years’ experience in global marketing and strategic brand management to our board.

Information about Executive Officers

Haggai Alon. See “Information about Directors” above.

Limor Moshe Lotker. Ms. Limor Lotker, CPA was appointed as Chief Financial Officer of SMX since May 2021. Ms. Lotker is a qualified Israel chartered accountant with over 20 years’ experience. Ms. Lotker previously worked in various roles at Baya Technologies Ltd., including Deputy CEO and CFO, from June 2009 to May 2021. Ms. Lotker is highly experienced in financial and operational aspects of the business controllership and leading finance and investing processes. She has vast experience with publicly traded companies.

Mr. Alon and Ms. Lotker have employment agreements with Security Matters Ltd., an Israeli company and subsidiary of SMX, and as provided in their employment agreement will provide services to Security Matters Ltd, and its parent (including Empatan) and any wholly owned subsidiary thereof. Pursuant to their employment agreements, Mr. Alon and Ms. Lotker will receive a salary of approximately US$295,000 and US$203,000, respectively, and be entitled to other benefits such as receipt of options and bonus payments.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq rules, we will comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we expect to voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:

●	Exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;

●	Exemption from Section 16 rules requiring insiders to file public reports of their securities ownership and trading activities and providing for liability for insiders who profit from trades in a short period of time;

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●	Exemption from quorum requirements for shareholder meetings;

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers;

●	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;

●	Exemption from the requirement that our audit committee have review and oversight responsibilities over all “related party transactions,” as defined in Item 7.B of Form 20-F;

●	Exemption from the requirement that our board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We currently have only director who serves on the compensation committee who meets the heightened independence standards for members of a compensation committee; and

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our board, either by (1) independent directors constituting a majority of our board’s independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as we, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we are permitted to follow certain corporate governance rules that conform to Irish requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers. Most recently, we have elected to amend our 2022 Equity Incentive Plan to increase the number of shares authorized under the plan without stockholder approval, as permitted under Irish law.

Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Corporate Governance

SMX structured its corporate governance in a manner it believes closely aligns its interests with those of its shareholders. Notable features of this corporate governance include:

●	SMX has four independent directors and independent director representation on our audit and compensation committees immediately. Furthermore, until members of a nominating committee have been appointed, director nominees will be selected, or recommended for the Board’s selection, by independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate.

●	The independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

●	SMX implemented a range of other corporate governance practices, including a robust director education program.

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At this time, the Company does not have on its Audit Committee at least one member who qualifies as an “audit committee financial expert” as defined by the SEC; however, the Company believes that all of the audit committee members are able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement. Additionally, at least one member of the audit committee has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, and accordingly believes that the audit committee can properly fulfill its functions and role as if at least one member was an “audit committee financial expert” as defined by the SEC.

Classified Board of Directors

In accordance with the Company’s Amended and Restated Memorandum and Articles of Association, its board of directors shall be divided into three classes of directors with staggered terms depending on the class. The Board has not yet approved the designations of any of our directors as a particular class of director, but intends to do so in the second quarter of 2023.

Independence of our Board of Directors

Four of the Company’s seven directors are independent as defined in Nasdaq listing standards and applicable SEC rules and the Company’s board of directors has an independent audit committee and a compensation committee. Furthermore, until members of a nominating committee have been appointed, director nominees will be selected, or recommended for the Board’s selection, by independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate.

Board Committees

Audit Committee

The audit committee is responsible for, among other things:

●	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;
●	discussing with our independent registered public accounting firm their independence from management;
●	reviewing, with our independent registered public accounting firm, the scope and results of their audit;
●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the annual financial statements that we file with the SEC;
●	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;
●	reviewing our policies on risk assessment and risk management;
●	reviewing related person transactions; and
●	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

The members of the Company’s audit committee are Pauline Khoo, Chairperson, Amir Bader and Thomas Hawkins.

Each member of the Company’s audit committee qualifies as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all audit committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules The audit committee’s charter is available on the Company’s website. The reference to the Company’s website address in this prospectus does not include or incorporate by reference the information on the Company’s website into this prospectus.

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Compensation Committee

The compensation committee is responsible for, among other things:

●	reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving, (either alone or, if directed by the board of directors, in conjunction with a majority of the independent members of the board of directors) the compensation of our Chief Executive Officer;
●	overseeing an evaluation of the performance of and reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;
●	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans, policies and programs;
●	reviewing and approving all employment agreement and severance arrangements for our executive officers;
●	making recommendations to our shareholders regarding the compensation of our directors; and
●	retaining and overseeing any compensation consultants.

The members of the Company’s compensation committee are Roger Meltzer, Chairperson, Pauline Khoo and Amir Bader, all of whom qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership, including the heightened independence standards for members of a compensation committee. The compensation committee’s charter is available on the Company’s website. The reference to the Company’s website address in this prospectus does not include or incorporate by reference the information on the Company’s website into this prospectus.

Nominating and Corporate Governance Committee

The Company has not yet appointed members of the Board of Directors to a nominating committee. Any nominating committee would be responsible for, among other things:

●	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;
●	overseeing succession planning for our Chief Executive Officer and other executive officers;
●	periodically reviewing our board of directors’ leadership structure and recommending any proposed changes to our board of directors;
●	overseeing an annual evaluation of the effectiveness of our board of directors and its committees; and
●	developing and recommending to our board of directors a set of corporate governance guidelines.

Until members of a nominating committee have been appointed, director nominees will be selected, or recommended for the Board’s selection, by independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate.

Any nominating and corporate governance committee charter would be available on the Company’s website. The reference to the Company’s website address in this prospectus does not include or incorporate by reference the information on the Company website into this prospectus.

Limitation on Liability and Indemnification of Directors and Officers

The Company is subject to the ICA. Subject to exceptions, the ICA does not permit a company to exempt a director or certain officers from, or indemnify a director against, liability in connection with any negligence, default, breach of duty or breach of trust by a director in relation to the company. The exceptions allow a company to (i) purchase and maintain director and officer insurance against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company; and (ii) indemnify a director or other officer against any liability incurred in defending proceedings, whether civil or criminal (a) in which judgement is given in his or her favor or in which he or she is acquitted or (b) in respect of which an Irish court grants him or her relief from any such liability on the grounds that he or she acted honestly and reasonably and that, having regard to all the circumstances of the case, he or she ought fairly to be excused for the wrong concerned.

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Under the Company’s Amended and Restated Memorandum and Articles of Association, subject to certain limitations and so far as may be permitted by the ICA, each director, officer or employee of the Company, and each person who is or was serving at the request of the Company as a director, officer or employee of another company, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Company, shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him or her in the execution and discharge of his or her duties or in relation thereto, including any liability incurred by him or her in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him or her as a director, officer or employee of the Company or such other company, partnership, joint venture, trust or other enterprise, and in which judgment is given in his or her favor (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her part) or in which he or she is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him or her by the court. However, any such indemnity shall not be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for fraud or dishonesty in the performance of his or her duty to the Company unless and only to the extent that the courts of Ireland or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

The Company on closing entered into indemnification agreements with each of its directors to provide contractual indemnification providing for indemnification and advancements by the Company of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to the Company, and to Lionheart if applicable or, at Lionheart’s request, service to other entities, as officers or directors occurring at or prior to the Business Combination, to the maximum extent permitted by applicable law.

The Company is also anticipated to maintain standard policies of insurance under which coverage is provided (1) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the Company, and (2) to the Company with respect to payments which may be made by the Company to such officers and directors pursuant to any indemnification provision contained in the Company’s Amended and Restated Memorandum and Articles of Association or otherwise as a matter of law.

Board Leadership Structure

It is not anticipated that a policy requiring the positions of the Chairperson of the Board and Chief Executive Officer to be separate or held by the same individual will be implemented by the Board, as the Board’s determination is expected to be based on circumstances existing from time to time, based on criteria that are in the Company’s best interests and the best interests of its stockholders, including the composition, skills and experience of the Board and its members, specific challenges faced by the Company or the industry in which it operates and governance efficiency. If the Board convenes for a meeting, it is expected that the non-management directors will meet in one or more executive sessions, if the circumstances warrant. The Board may consider appointing a lead independent director, if the circumstances warrant.

Risk Oversight

Upon the consummation of the Business Combination, the Board will administer the risk oversight function directly through the Board as a whole, as well as through its committees, where applicable, monitoring and assessing strategic risk exposure, enterprise risk, and governance risks. The audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The allocation of risk oversight responsibility may change, from time to time, based on the evolving needs of the Company.

Code of Business Conduct and Ethics

The Board adopted a Code of Ethics applicable to our directors, executive officers and team members that complies with the rules and regulations of Nasdaq and the SEC. The Code of Ethics is available on the Company’s website. In addition, the Company intends to post on the Corporate Governance section of its website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Ethics. The reference to the Company’s website address in this prospectus does not include or incorporate by reference the information on the Company’s website into this prospectus.

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Executive Officer and Director Compensation

The aggregate compensation paid by SMX to SMX’s directors for the fiscal year ended December 31, 2022 was US$136 thousand. The compensation amount included 322,317 shares that were granted to its directors as a group.

The aggregate compensation paid by SMX to SMX’s senior executive officers for the fiscal year ended December 31, 2022 was approximately US$541 thousand. In fiscal year 2022, SMX granted stock option awards to its executive officers to acquire an aggregate of 200,000 of SMX’s ordinary shares, all of the options are subject to performance condition.

As a newly formed entity, the Company has yet to complete the establishment of its management or pay any executive compensation, although the Company’s CEO and CFO remain subject to the terms of their employment agreements with SMX. It is expected that any executive compensation program beyond existing arrangements will include:

●	annual base salaries;

●	performance bonus opportunities, potentially in cash and/or equity awards;

●	long term incentive compensation in the form of stock options, restricted stock and stock appreciation awards, among others, and

●	with regard to key executive officers, formal employment arrangements to include change of control provisions.

Director Compensation

For the first year after the closing of the Business Combination, each independent director will be granted restricted stock units in an amount equal to $100,000 divided by the closing price on the last trading day of the fiscal year, generally to vest on the one-year anniversary of the date of grant and be settled in ordinary shares, subject to such director’s continuous services as a director until such time and earlier vesting due to a change of control. In addition, each committee chair will be entitled to receive an additional grant annually of restricted stock units in an amount equal to $10,000 divided by the closing price on the last trading day of the fiscal year, subject to the same terms listed in the prior sentence. Messrs. Alon and Sternberg and Ms. Browne will not receive any director compensation as their compensation is governed by their individual employment agreements.

2022 Incentive Equity Plan and Other Plan Options

Our board of directors and its shareholders approved and adopted the SMX Public Limited Company 2022 Incentive Equity Plan, which was subsequently amended by our board of directors, which reserved for grant and authorized 5,082,417 Ordinary Shares. Additionally, pursuant to the 2022 Incentive Equity Plan, the Ordinary Shares reserved for issuance thereunder will automatically increase annually by 5% on the first day of each fiscal year beginning with the 2023 fiscal year, by an amount equal to 5% of the number of outstanding shares of the Company as of the last day of the prior fiscal year.

The 2022 Incentive Equity Plan provide for the grant of options, restricted shares units, phantom shares or substitute awards or any combination of the foregoing including such other awards that may be denominated or payable in, value in whole or in part, by reference to or otherwise based upon, or related to, shares (the “Awards”) to our employees, directors, and consultants and any of our affiliates’ employees and consultants.

Our board of directors, or any person or persons or committee to whom decision-making authority with respect to the 2022 Incentive Equity Plan is delegated by our board of directors (the “Administrator”) will administer the 2022 Incentive Equity Plan.

Our board of directors and the Administrator have the authority to amend, suspend, the 2022 Incentive Equity Plan at any time and from time to time, and our Board of directors has the authority to terminate the 2022 Plan provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our shareholders.

In addition, as part of the Business Combination, we assumed an aggregate of 1,326,747 options originally granted under Security Matters Limited’s 2018 Share Option Plan.

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DESCRIPTION OF SECURITIES

General

The Company is a public limited company organized and existing under the laws of Ireland. The Company was formed on July 1, 2022 as a public limited company incorporated in Ireland under the name “Empatan Public Limited Company” and underwent a change of name to SMX (Security Matters) Public Limited Company on February 17, 2023. The Company’s affairs are governed by the Company’s Amended and Restated Memorandum and Articles of Association, the ICA, and the laws of Ireland.

The following are summaries of material provisions of the Company’s Amended and Restated Memorandum and Articles of Association, and the ICA, insofar as they relate to the material terms of the Ordinary Shares and warrants.

Ordinary Shares

General. The authorized share capital of the Company is US$100,000,000 divided into 800,000,000,000 Ordinary Shares with a nominal value of US$0.0001 each, 200,000,000,000 preferred shares with a nominal value of US$0.0001 each and €25,000 divided into 25,000 deferred Ordinary Shares with a nominal value each of €1.00 each.

Immediately prior to consummation of the Business Combination, the Company had issued and paid up share capital of (i) €25,000 representing 25,000 deferred shares of €1.00 each and (ii) US$0.0001 representing one Ordinary Share of US$0.0001 each in the capital of the Company, in order to satisfy statutory capitalization requirements for all Irish public limited companies.

Dividends. The holders of Ordinary Shares are entitled to such dividends as may be declared by the Company’s board of directors. Dividends may be declared and paid out of the funds legally available therefor, or any other fund or account which can be authorized for this purpose in accordance with the ICA.

Voting Rights. Each Ordinary Share shall be entitled to one vote on all matters subject to the vote at general meetings of the Company. Voting at any meeting of shareholders is by way of a poll, which shall be taken in such manner as the chairperson of the meeting directs.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than 75% of the votes cast attaching to the outstanding Ordinary Shares at a meeting. Where the shareholders wish to act by way of written resolution in lieu of holding a meeting, unanimous consent of the holders of the Ordinary Shares shall be required. A special resolution will be required for important matters such as a change of name, reducing the share capital or making changes to the Company’s Amended and Restated Memorandum and Articles of Association.

Transfer of Ordinary Shares. Subject to the restrictions contained in the BCA with respect to the Ordinary Shares, and subject to any further restrictions contained in the Amended and Restated Memorandum and Articles of Association, any shareholder may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by the Company’s board of directors.

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Liquidation. On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of Ordinary Shares), assets available for distribution among the holders of Ordinary Shares shall be distributed among the holders thereof on a pro rata basis. If the Company’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by the Company’s shareholders proportionately.

General Meetings of Shareholders. Shareholders’ meetings may be convened by the board of directors on the requisition of the shareholders or, if the board of directors fails to so convene a meeting, such extraordinary general meeting may be convened by the requisitioning shareholders where the requisitioning shareholders hold not less than 10% of the paid up share capital of the Company. Any action required or permitted to be taken at any annual or extraordinary general meetings may be taken only upon the vote of the shareholders at an annual or extraordinary general meeting duly noticed and convened in accordance with the Company’s Amended and Restated Memorandum and Articles of Association and the ICA. Unanimous consent of the holders of the Ordinary Shares shall be required before the shareholders may act by way of written resolution without a meeting.

Transfer Agent. The transfer agent for the Ordinary Shares is Continental Stock Transfer & Trust Company.

Warrants Issued in this Offering

General. The following is a brief summary of certain terms and conditions of the warrants being offered by us. The following description is subject in all respects to the provisions contained in the form of warrant, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Duration and Exercise Price. The warrants offered hereby will have an exercise price of $[__] per share. The warrants will be immediately exercisable and may be exercised at any time on or after the initial exercise date and on or before the five-year anniversary of the date of issuance. The exercise prices and numbers of ordinary shares issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our ordinary shares. Warrants will be issued in certificated form only.

Exercisability. The warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ordinary shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s warrants to the extent that the holder would own more than 4.99% (or 9.99%, at the holder’s election) of our outstanding ordinary shares immediately after exercise, except that upon notice from the holder to us, the holder may decrease or increase the limitation of ownership of outstanding stock after exercising the holder’s warrants up to 9.99% of the number of our ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants, provided that any increase in such limitation shall not be effective until 61 days following notice to us.

Cashless Exercise. If, at the time a holder exercises its warrants, a registration statement registering the issuance of the ordinary shares underlying the warrants under the Securities Act, is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ordinary shares determined according to a formula set forth in the warrant.

Alternative Cashless Exercise. On or after the thirty day anniversary of the date of the underwriting agreement, a holder of warrants may also provide notice and elect an “alternative cashless exercise” pursuant to which they would receive an aggregate number of shares equal to the product of (x) the aggregate number of ordinary shares that would be issuable upon a cash exercise and (y) [__].

Transferability. A warrant may be transferred at the option of the holder upon surrender of the warrant to us together with the appropriate instruments of transfer.

Fractional Shares. No fractional ordinary shares will be issued upon the exercise of the warrants. Rather, the number of ordinary shares to be issued will, at our election, either be rounded up to the nearest whole number or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

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Trading Market. There is no established trading market for any of the warrants, and we do not expect a market to develop. We do not intend to apply for a listing for any of the warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the warrants will be limited.

Rights as a Shareholder. Except as otherwise provided in the warrants or by virtue of the holders’ ownership of our ordinary shares, the holders of warrants do not have the rights or privileges of holders of our ordinary shares, including any voting rights, until such warrant holders exercise their warrants.

Fundamental Transaction. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our ordinary shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ordinary shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding ordinary shares, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction. In the event of a Change of Control (as defined in each warrant) approved by our Board of Directors, the holders of the warrants have the right to require us or a successor entity to redeem the warrants for cash in the amount of the Black-Scholes Value (as defined in each warrant) of the unexercised portion of the warrants on the date of the consummation of the Change of Control. In the event of a Change of Control which is not approved by our Board of Directors, the holders of the warrants have the right to require us or a successor entity to redeem the warrants for the consideration paid in the Change of Control in the amount of the Black-Scholes Value of the unexercised portion of the warrants on the date of the consummation of the Change of Control.

Waivers and Amendments. No term of the warrants may be amended or waived without the written consent of the holder of such warrant.

Pre-Funded Warrants

The following summary of certain terms and provisions of the pre-funded warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the pre-funded warrant, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of pre-funded warrant for a complete description of the terms and conditions of the pre-funded warrants.

Duration and Exercise Price. Each pre-funded warrant offered hereby will have an initial exercise price per share equal to $0.0001. The pre-funded warrants will be immediately exercisable and may be exercised at any time until the pre-funded warrants are exercised in full. The exercise price and number of ordinary shares issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our ordinary shares and the exercise price.

Exercisability. Each pre-funded warrant may be exercised, in cash or by a cashless exercise at the election of the holder at any time following the date of issuance and from time to time thereafter until the pre-funded warrants are exercised in full. The pre-funded warrants will be exercisable in whole or in part by delivering to the Company a completed instruction form for exercise and complying with the requirements for exercise set forth in the pre-funded warrant. Payment of the exercise price may be made in cash or pursuant to a cashless exercise, in which case the holder would receive upon such exercise the net number of ordinary shares determined according to the formula set forth in the pre-funded warrant.

Cashless Exercise. At the time a holder exercises its pre-funded warrants, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ordinary shares determined according to a formula set forth in the pre-funded warrants.

Exercise Limitation. In general, a holder will not have the right to exercise any portion of a pre-funded warrant if the holder (together with its Attribution Parties (as defined in the pre-funded warrant)) would beneficially own in excess of 4.99% or 9.99%, at the election of the holder, of the number of ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrant. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to us, provided, that any increase in this limitation will not be effective until 61 days after such notice from the holder to us and such increase or decrease will apply only to the holder providing such notice.

Transferability. Subject to applicable laws, a pre-funded warrant may be transferred at the option of the holder upon surrender of the pre-funded warrant to us together with the appropriate instruments of transfer.

Fractional Shares. No fractional ordinary shares will be issued upon the exercise of the pre-funded warrants. Rather, the number of ordinary shares to be issued will, at our election, either be rounded up to the nearest whole number or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Trading Market. There is no trading market available for the pre-funded warrants on any securities exchange or nationally recognized trading system.

Rights as a Shareholder. Except as otherwise provided in the pre-funded warrants or by virtue of such holder’s ownership of our ordinary shares, the holders of the pre-funded warrants do not have the rights or privileges of holders of our ordinary shares, including any voting rights, until they exercise their pre-funded warrants.

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Comparison of Irish and Delaware Corporate Governance And Shareholder Rights

The below summarizes and compares certain corporate governance and shareholder rights of the Company, an Irish Public Limited Company, and Lionheart, a Delaware corporation.

	Ireland	Delaware
PRINCIPAL APPLICABLE LEGISLATION	The ICA	Delaware General Corporation Law

CORPORATE PURPOSE	The objects for which the Company was established are very broad and allow the Company to engage in a wide range of activities for which a company may be incorporated under the ICA.	The purpose of Lionheart is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware

SHAREHOLDER VOTING

Except where a greater majority is required by the Irish Companies Act or otherwise prescribed by the Company’s Amended Memorandum and Articles of Association, any question, business or resolution proposed at any general meeting shall be decided by a resolution approved by a simple majority of votes cast, in person or by proxy, at a general meeting of the Company shareholders at which a quorum is present (referred to under Irish law as an “ordinary resolution”).

An ordinary resolution is needed, among other matters, to appoint a Company director (where the appointment is by shareholders), to remove a Company director and to provide, vary or renew the Company’s directors’ authority to allot relevant securities.

Irish law requires approval of certain matters by a resolution approved by not less than 75% of the votes cast, in person or by proxy, at a general meeting of shareholders at which a quorum is present (referred to under Irish law as a “special resolution”).

Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.

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	Ireland	Delaware

A special resolution is needed, among other matters, to amend the Company’s Amended Memorandum and Articles of Association, to disapply statutory pre-emption rights on the issuance of equity securities of the Company and to reduce the Company’s company capital.

Additionally, the rights attaching to a particular class of shares may only be varied if (a) the holders of seventy five percent (75%) of the nominal value of the issued shares of that class consent in writing to the variation, or (b) a special resolution, passed at a separate general meeting of the holders of that class, sanctions the variation.

SHAREHOLDER APPROVAL OF BUSINESS COMBINATION

Mergers generally require approval of a majority of all outstanding shares.

Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.

Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

SPECIAL VOTE REQUIRED FOR COMBINATIONS WITH INTERESTED SHAREHOLDERS		A corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder.

SHAREHOLDER RIGHTS PLAN	Subject to applicable law, the Company’s Amended Memorandum and Articles of Association provides the Board with the power to adopt a shareholder rights’ plan upon such terms as the Board deems expedient in the best interests of the Company, and to exercise any power of the Company to grant rights (including approving the execution of any documents relating to the grant of such rights) to subscribe for ordinary Shares or preference shares in the capital of the Company in accordance with the terms of such

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	Ireland	Delaware
rights’ plan. The Company’s ability to adopt a rights’ plan or to take other anti-takeover measures after the Board has received an approach which may lead to an offer or has reason to believe an offer is, or may be, imminent would be restricted by the frustrating actions’ prohibition of the Irish Takeover Rules. A number of Irish companies have pre-existing rights’ plans, which automatically trigger in specified circumstances without the need for a target board decision (other than a decision to disarm), although the validity of these plans has not been tested with the Irish Takeover Panel or in the Irish courts.

APPRAISAL RIGHTS		Stockholders have appraisal rights in certain circumstances as provided for under the DGCL.

SHAREHOLDER CONSENT TO ACTION WITHOUT MEETING	As set out in the Company’s Amended Memorandum and Articles of Association, for so long as the Company has more than one shareholder, any action required or permitted to be taken by the holders of shares of the Company requires the unanimous consent of the holders of the Ordinary Shares before the shareholders may act by way of written resolution in lieu of holding a duly called annual or extraordinary general meeting of such shareholders.	As set out in the charter, except as may be otherwise provided for any action required or permitted to be taken by the stockholders of Lionheart must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders other than with respect to Lionheart’s Class B Common Stock with respect to which action may be taken by written consent.

MEETINGS OF SHAREHOLDERS	The quorum is set in the Company’s Amended Memorandum and Articles of Association. Two members present in person or by proxy and having the right to attend and vote at the meeting and together holding shares representing more than 50% of the votes that may be cast by all members at the relevant time shall be a quorum at a general meeting; provided, however, that at any time when the Company is a single-member company, one member of the Company present in person or by proxy, at a general meeting of it shall be a quorum.	The quorum is set in Lionheart’s Bylaws. The holders of a majority of the shares of capital stock issued and outstanding and entitled to vote, represented in person or by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by the charter. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders present in person or represented by proxy shall have power to adjourn the meeting from time to time, without notice other than announcement at the

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	Ireland	Delaware
meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

DISTRIBUTIONS AND DIVIDENDS; REPURCHASES AND REDEMPTIONS

Under Irish law, the Company may only pay dividends and make other distributions (and, generally, make share repurchases and redemptions) out of distributable profits. In addition, no dividend may be paid or other distribution, share repurchase or redemption made by the Company unless the net assets of the Company are equal to, or exceed, the aggregate of the Company’s called-up share capital plus its un-distributable reserves and the dividend or other distribution, share repurchase or redemption does not reduce the Company’s net assets below such aggregate

The Company’s Amended Memorandum and Articles of Association authorizes the Board to pay such dividends as appears to the Board to be justified by the profits of the Company.

The Board may also recommend a dividend to be approved and declared by the Company’s shareholders at a general meeting, provided that no such dividend may exceed the amount recommended by the Board.

Stockholders have the right to receive dividends to the extent declared by the board of directors.

NUMBER OF DIRECTORS

Under the Company’s Amended and Restated Memorandum and Articles of Association, the number of directors shall from time to time be not less than two nor more than seven.

Under the Company’s Amended and Restated Memorandum and Articles of Association, the Board will be divided into three classes designated as Class I, Class II and Class III. The term of the initial Class I directors shall terminate at the conclusion of the Company’s 2023 annual general meeting; the term of the initial Class II directors shall

Size of Board: Under Lionheart’s charter, the number of directors, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed from time to time exclusively by Lionheart’s board of directors pursuant to a resolution adopted by a majority of Lionheart’s board of directors.

Election of Directors: Under Lionheart’s charter, the board of directors is divided into three classes, as nearly equal in number as possible

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	Ireland	Delaware
	terminate on the conclusion of the Company’s 2024 annual general meeting; and the term of the initial Class III directors shall terminate on the conclusion of the Company’s 2025 annual general meeting. Directors are eligible to stand for re-election at the relevant annual general meeting. Directors shall be re-elected for a three-year term.	and designated Class I, Class II and Class III. Lionheart’s board of directors is authorized to assign members of the board already in office to Class I, Class II or Class III. Each of the successors elected to replace the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal.

VACANCIES ON BOARD OF DIRECTORS

Any vacancy on the Board, including a vacancy that results from an increase in the number of directors or a vacancy that results from the removal of a director in accordance with the Company’s Amended and Restated Memorandum and Articles of Association, may be filled by a majority of the directors then in office or by ordinary resolution of the shareholders (i.e., a simple majority of the members attending and voting). The replacement director will hold office until the next annual general meeting at which the director he replaces would have been subject to retirement by rotation.

In the event of a contested election (i.e., where the number of the Company director nominees exceeds the number of the Company directors to be elected), each of those nominees shall be voted upon as a separate resolution and the directors of the Company shall be elected by a plurality of the votes cast in person or by proxy at any such meeting. “Elected by a plurality” means the election of those of the Company director nominees equaling in number the number of positions to be filled at the relevant general meeting that receive the highest number of votes.

Under Lionheart’s charter, newly created directorships resulting from an increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders), and any director so chosen will hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

REMOVAL OF DIRECTORS; STAGGERED TERM OF DIRECTORS	Under Irish law, the Company shareholders may remove a director without cause by ordinary resolution, before the expiration of his or her period of office by way of ordinary	Lionheart’s charter, whenever the holders of one or more series of the preferred stock shall have the right, voting separately by class or series, to elect one or more directors, the term of

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	Ireland	Delaware
resolution, provided that at least 28 clear days’ notice of the resolution is given to the Company, and the shareholders comply with the relevant procedural requirements of the ICA. Under Irish law, one or more Company shareholders representing not less than 10% of the paid-up share capital of the Company carrying voting rights may requisition the holding of an extraordinary general meeting at which a resolution to remove a director and appoint another person in his or her place may be proposed.

office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the preferred stock as set forth in Lionheart’s charter and such directors shall not be included in any of the classes created pursuant to Lionheart’s charter unless expressly provided by such terms.

Any or all of the other directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class.

COMMITTEES	Under the Amended and Restated Memorandum and Articles of Association, the directors of the Company may establish one or more committees consisting in whole or in part of members of the Board. The composition, function, power and obligations of any such committee will be determined by the Board from time to time.

CUMULATIVE VOTING		Under the charter the holders of shares of common stock shall not have cumulative voting rights with regard to election of directors.

AMENDMENT OF GOVERNING DOCUMENTS	The Amended and Restated Memorandum and Articles of Association may only be amended by a special resolution of the shareholders.	Pursuant to the DGCL, the affirmative vote of the holders of a majority of the voting power of the common stock entitled to vote thereon is required to amend, alter, or repeal provisions of the charter, subject to any additional vote required therein. In addition, for so long as any shares of Class B Stock shall remain outstanding, the, affirmative vote of the holders of a majority of the shares of Class B Stock outstanding, voting separately as a single class, shall be required to amend, alter or repeal any provision of the charter, in a manner that would alter or change the powers, preferences

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	Ireland	Delaware
or relative, participating, optional or other or special rights of the Class B Stock; and the affirmative vote of the holders of at least 65% of all outstanding shares of the common stock, shall be required to amend Article IX regarding business combinations and redemption rights.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Subject to exceptions, the ICA does not permit a company to exempt a director or certain officers from, or indemnify a director against, liability in connection with any negligence, default, breach of duty or breach of trust by a director in relation to the company.

The exceptions allow a company to (i) purchase and maintain director and officer insurance against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company and (ii) indemnify a director or other officer against any liability incurred in defending proceedings, whether civil or criminal (a) in which judgement is given in his or her favor or in which he or she is acquitted or (b) in respect of which an Irish court grants him or her relief from any such liability on the grounds that he or she acted honestly and reasonably and that, having regard to all the circumstances of the case, he or she ought fairly to be excused for the wrong concerned.

Under the Amended and Restated Memorandum and Articles of Association, subject to certain limitations and so far as may be permitted by the ICA, each director, officer or employee of the Company, and each person who is or was serving at the request of the Company as a director, officer or employee of another company, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Company shall be entitled to be indemnified by the Company against all costs, charges,

Under the charter, the Lionheart, to the fullest extent permitted by Section 145 of DGCL, shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or officer of Lionheart or, while a director or officer of Lionheart, is or was serving at the request of Lionheart as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan, each of whom is an “indemnitee,” whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding.

Expenses (including attorneys’ fees) incurred by an indemnitee in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification under the charter shall be paid by Lionheart in advance of the final disposition of such action, suit or proceeding upon receipt

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	Ireland	Delaware

losses, expenses and liabilities incurred by him or her in the execution and discharge of his or her duties or in relation thereto, as more particularly described in the section titled “Indemnification of Directors and Officers.”

It is expected that the Company will purchase and maintain directors and officers insurance on behalf of its directors, secretary, and employees.

of an undertaking by or on behalf of such director or officer to repay such amount if it shall finally be determined that he is not entitled to be indemnified by Lionheart.

LIMITED LIABILITY OF DIRECTORS	Under the ICA, a director of the Company may be liable to the Company where such director acts in breach of certain of his or her fiduciary duties.	Under the charter, a director shall not be personally liable to Lionheart or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under DGCL unless a director violated his or her duty of loyalty to Lionheart or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a director.

ADVANCE NOTIFICATION REQUIREMENTS FOR PROPOSALS OF SHAREHOLDERS

The Company’s Amended and Restated Memorandum and Articles of Association requires that an annual general meeting shall be convened by not less than twenty-one clear days’.

The Company’s Amended and Restated Memorandum and Articles of Association requires that, subject to the ICA, all extraordinary general meetings shall be convened by not less than 21 clear days’ notice except that they may be called by not less than 14 clear days’ notice where (i) all members, who hold shares that carry rights to vote at the meeting, are permitted to vote by electronic means at the meeting; and (ii) a special resolution reducing the period of notice to 14 days has been passed at the immediately preceding annual general meeting, or at a general meeting held since that meeting.

A Lionheart stockholder must (i) give timely notice thereof in proper written form to the Secretary, and (ii) the business must be a proper matter for stockholder action. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of Lionheart not less than 90 or more than 120 days before the anniversary date of the immediately preceding meeting. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in Lionheart’s bylaws.

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	Ireland	Delaware
“clear days” means calendar days and excludes: the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect
SHAREHOLDERS’ SUITS

The Company’s Amended and Restated Memorandum and Articles of Association provides that any dispute or claim arising out of or in connection with the Company’s Amended and Restated Memorandum and Articles of Association will be governed by, and construed in accordance with, the laws of Ireland and that the courts of Ireland will have exclusive jurisdiction to settle any dispute arising out of or in connection with the Company’s Amended and Restated Memorandum and Articles of Association.

The Company’s Amended and Restated Memorandum and Articles of Association separately provides that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Exchange Act or the Securities Act.

The charter provides that unless Lionheart consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Lionheart, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of Lionheart to Lionheart or Lionheart’s stockholders, or any claim for aiding and abetting such alleged breach, (iii) any action asserting a claim against the Lionheart, its directors, officers or employees arising pursuant to any provision of the DGCL or the Bylaws, or (iv) any action asserting a claim against Lionheart, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or arising under the federal securities laws, including the Securities Act of 1933, as amended, and the rules and regulations thereunder as to which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum, unless Lionheart consents in writing to the selection of an alternative forum.

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	Ireland	Delaware
RIGHT TO INSPECT CORPORATE BOOKS AND RECORDS		Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.

RIGHTS TO INSPECT SHAREHOLDER LIST		Under Section 220 of the DGCL, a stockholder or its agent has a right to inspect Lionheart’s stock ledger, a list of all of its stockholders and its other books and records during the usual hours of business upon written demand stating his purpose (which must be reasonably related to such person’s interest as a stockholder). If Lionheart refuses to permit such inspection or refuses to reply to the request within five business days of the demand, the stockholder may apply to the Delaware Court of Chancery for an order to compel such inspection.

CLASS ACTION SUITS		Generally, Lionheart is subject to potential liability under the federal securities laws and under Delaware law. Under the DGCL, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Generally, a person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction that is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. The DGCL also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. In certain circumstances, class action lawsuits are available to stockholders.

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CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Business Combination

On March 7, 2023, we consummated the Business Combination. See “Explanatory Note” and “Item 4.A History and Development of the Company” for a discussion of the Business Combination and the related party transactions with respect to the Business Combination.

General Legal Counsel

On January 10, 2017, an affiliate of Lionheart’s Sponsor, Lionheart Equities, LLC (“Lionheart Equities”), engaged Jessica L. Wasserstrom, LLC (“Wasserstrom”), to represent Lionheart Capital and its affiliated companies, as corporate general counsel and otherwise in connection with any corporate and/or transactional matters as requested by Lionheart Equities. The engagement letter between Lionheart Equities and Wasserstrom is for an indefinite period only subject to termination rights of either party, of which no termination has occurred since the agreement was executed. Jessica Wasserstrom, the principal of Wasserstrom, currently holds the title of Chief Legal Officer of Lionheart Equities and its affiliated companies.

In connection therewith, Wasserstrom was specifically engaged by Lionheart to provide counsel for general corporate legal matters, including related to mergers and acquisitions activity and, as such, may be deemed to be a related party of Lionheart. For the years ended December 31, 2022 and 2021, Lionheart incurred an aggregate of $402,199 and $150,000, respectively, of legal fees from Wasserstrom, an aggregate of $552,199 are recorded within accrued expenses and remain unpaid and outstanding as of December 31, 2022.

Chairman Agreement

Mr. Ophir Sternberg and the Company entered into a Chairman Agreement (the “Chairman Agreement”). Pursuant to the Chairman Agreement, beginning at the closing of the Business Combination, Mr. Sternberg will serve as the Chairman of the Board of Directors of the Company (the “Board”) for so long as he serves as a member of the Board, unless he is earlier terminated. Mr. Sternberg will not receive any cash compensation for his service on the Board nor will he be entitled to participate in any employee benefit plans of the Company.

The Chairman Agreement provides that Mr. Sternberg will be granted restricted stock units of the Company representing 3% of the issued and outstanding Ordinary Shares as of the grant date in accordance with and subject to the terms and conditions of the Company’s 2022 Incentive Equity Plan. Mr. Sternberg’s restricted stock units are subject to time-based vesting, as follows: 20% vest on the grant date, and the remaining restricted stock units will vest in quarterly installments thereafter over a period of three years subject to his continued service on the Board as of each vesting date subject to earlier vesting as forth below.

In the event of the expiration or termination of the Chairman Agreement for any reason other than termination for Cause (as defined in the Chairman Agreement), any unvested outstanding equity awards held by Mr. Sternberg will immediately vest and become nonforfeitable. In the event of the termination of the Chairman Agreement by the Company for Cause, all unvested outstanding equity awards will be cancelled and forfeited, and Mr. Sternberg will not be entitled to any payment in connection therewith.

The Chairman Agreement states that Mr. Sternberg will honor his confidentiality obligations after the termination of his services.

Independent Contractor Agreement

Mr. Faquiry Diaz and the Company entered into an independent contractor agreement (the “Independent Contractor Agreement”). The Independent Contractor Agreement provides for an initial term of three years that automatically renews for one-year terms thereafter, so long as Ophir Sternberg is the Chairman of the Board. Notwithstanding the foregoing, the Independent Contractor Agreement is terminable by either party at any time, with or without Cause (as defined in the Independent Contractor Agreement), effective upon notice to the other party.

In exchange for his services, Mr. Diaz Cala will be compensated and reimbursed in the total amount of $84,000, annually, payable in twelve equal monthly payments. In addition, the Independent Contractor Agreement provides that Mr. Diaz Cala will be granted restricted stock units of the Company representing 1% of the issued and outstanding Ordinary Shares as of the grant date in accordance with and subject to the terms and conditions of the Company’s 2022 Incentive Equity Plan. Mr. Diaz Cala’s restricted stock units are subject to time-based vesting, as follows: 20% vest on the grant date, and the remaining restricted stock units will vest in quarterly installments thereafter over a period of three years subject to his continued service on the Board as of each vesting date subject to earlier vesting as set forth below.

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In the event of the termination of the Independent Contractor Agreement by the Company without Cause or upon a Change in Control (each such term as defined in the Independent Contractor Agreement), any unvested outstanding equity awards held by Mr. Diaz Cala will immediately vest and become nonforfeitable. In the event of the termination of the Independent Contractor Agreement for Cause by the Company or for any reason by Mr. Diaz Cala, all unvested outstanding equity awards will be cancelled and forfeited without consideration.

The Independent Contractor Agreement also contains non-solicitation and non-competition covenants, generally prohibiting Mr. Diaz Cala from (i) soliciting or hiring employees or business contacts during the one-year period that follows the termination of the Independent Contractor Agreement and (ii) directly or indirectly competing with the Company during the term of the Independent Contractor Agreement. In addition, the Independent Contractor Agreement states that Mr. Diaz Cala will honor his confidentiality obligations after the termination of his services.

The only discussions involving continuing employment or involvement for any persons affiliated with Lionheart before the Business Combination were with Ophir Sternberg relating to the Chairman Agreement with The company and with Faquiry Diaz relating to an independent contractor agreement, with the Company, which provides for certain services to the Company. There has not been any formal or informal commitment to retain any financial advisors after the Business Combination, and there are no pre-existing relationships between Lionheart (or individuals affiliated with Lionheart) and additional investors.

Borrowings From Related Parties

In 2015, SMX Israel signed an agreement to receive a loan of ILS 2 Million (US$512,558 at 2015) from Kibbutz Ketura, an entity associated with Mr. Hofland, and Kibbutz Degania A, an entity associated with Mr. Bader on back-to-back terms from a third party (the Kamea Fund). The loan bears an interest at an annual rate of 4%. The loan was fully repaid in August 2022. The balance as of December 31, 2021 was US$269,311 (including provision for bonus at the amount US$87,311), and as of December 31, 2020 was US$279,939. The balance includes interest and there was no change in the interest rate.

In consideration with providing the funding, SMX Israel agreed to provide, as additional consideration, a bonus payment on the occurrence of an exit or major liquidity event. The bonus payment is capped at ILS 3 Million (approximately US$965,000) per each of Kibbutz Ketura and Kibbutz Degania A (together, the “Bonus Payments”). The Bonus Payments are intended to operate in one of the two trigger events: (i) dividend distributions by Security Matters Ltd.; or (ii) the sale of shares by either Kibbutz Ketura and Kibbutz Degania A in SMX Israel (either in the event of a takeover or otherwise). Only if the aggregate amounts of one of the two trigger events exceeds the investment of Kibbutz Ketura and Kibbutz Degania A in SMX Israel (by loan or shares), the either party would be entitled to the Bonus Payment. For more information on the Bonus Payments, see Note 10 to the Security Matters Limited Consolidated Financial Statements.

We entered into an Amended and Restated Promissory Note dated as of March 7, 2023 in the principal amount of $549,000, in favor of Lionheart Management, LLC and Lionheart Equities, LLC, which are affiliates of Ophir Sternberg, our Chairman of the Board, Such note was amended in April 2023 to extend the maturity date thereunder to June 10, 2024. Such note amended and restated a Promissory Note, executed by Lionheart in favor of the holders, in the original aggregate principal amount of $549,000, to reflect the assumption of all rights and responsibilities of Lionheart by the Company.

In August 2022, the Company signed an addendum to the Loan agreement that reduces the amount of the Bonus payment for both lenders to a total fixed amount of ILS 2.5 million ($710 thousand), that will be paid upon the completion of the Business Combination.

Additionally, Kibbutz Ketura provides administrative services for SMX Israel for which it was paid US$36 thousand in 2022 and US$39 thousand in 2021. Until 2020, SMX Israel’s lab was located in Kibbutz Ketura.

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Proof Of Concept Projects Paid By Affiliated Companies

The Company is engaged in Proof of Concept (POC) agreements according to which it receives funds for financing research and development expenses from prospective customers and affiliated companies. Affiliated companies paid for reimbursement of POC projects the amount of US$1,091 thousand in 2021 and US$1,426 thousand in 2022.

Lock-Up Agreements

At the closing of the Business Combination, certain of our shareholders, executive officers and directors entered into lock-up agreements, as filed hereto as Exhibit 4.34 through 4.43, pursuant to which, among other things, they agreed not to offer, sell, contract to sell or otherwise transfer or dispose of any of their Ordinary Shares for six months after the Closing Date, subject to the exceptions described in the agreements.

Review, Approval or Ratification of Transactions with Related Persons

We have a related party transaction policy that requires the review and, if applicable, approval or ratification of any related party transaction by the Audit Committee.

BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Management of the Company

The following table sets forth the information regarding the beneficial ownership of the Ordinary Shares as of May [__], 2023:

●	each person known by the Company to be the beneficial owner of more than 5% of the Company’s Ordinary Shares; and

●	each of the Company’s current executive officers and directors and all of the Company’s executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying warrants and options, as applicable, that are currently exercisable or convertible or exercisable or convertible within 60 days. Ordinary Shares that may be acquired within 60 days of May [__], 2023 pursuant to the exercise of warrants or options are deemed to be outstanding for the purpose of computing the percentage ownership of such holder but are not deemed to be outstanding for computing the percentage ownership of any other person or entity shown in the table.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them.

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The percentage of Ordinary Shares beneficially owned is computed on the basis of 22,593,621 Ordinary Shares outstanding on May [__], 2023.

Name and Address of Beneficial Owners	Number of Ordinary Shares	Percentage of Total Voting Power
Haggai Alon(1)(2)	883,363	3.85%
Ophir Sternberg(3)(4)	1,350,547	5.92%
Amir Bader	31,321	*
Zeren Browne(5)	19,326	*
Pauline Khoo(6)	34,378	*
Limor Moshe Lotker(7)	38,600	*
Thomas Hawkins	55,000	*
Roger Meltzer	55,000	*
Greater than 5% Holders
Lionheart Equities, LLC(3)	1,147,250	5.08%
Saba Capital Management, L.P.(8)	1,177,276	5.21%

*	Less than 1%
(1)	Represents shares held by Benguy Escrow Company Ltd., a testamentary trust of which Mr. Alon is the beneficiary. Doron Afik is the trustee of Benguy Escrow Company Ltd. The amount of beneficial ownership includes 48,251 Ordinary Shares issuable as a result of Security Matters Limited options held, that are currently exercisable or exercisable within 60 days.
(2)	Includes 338,828 Ordinary Shares to be issued to Haggai Alon within 60 days from May [__], 2023 pursuant to a Restricted Stock Unit Award.
(3)	Ophir Sternberg, Lionheart’s Chairman, President and Chief Executive Officer, is the member of the Sponsor. Mr. Sternberg disclaims beneficial ownership over any securities owned by the Sponsor in which he does not have any pecuniary interest.
(4)	Includes 203,297 Ordinary Shares to be issued to Ophir Sternberg within 60 days from May [__], 2023 pursuant to a Restricted Stock Unit Award.
(5)	Represents shares held by Sooperduper Pty Ltd., which is owned by Ms. Browne and Simon Browne. Ms. Browne is the control person of Sooperduper Pty Ltd.
(6)	Represents shares held by in nominee by HSBC Bank Australia Limited.
(7)	Reflects 38,600 Ordinary Shares issuable as a result of Security Matters Limited options that are currently exercisable or exercisable within 60 days.
(8)	Based solely upon information contained in a Schedule 13G/A filed on February 14, 2023, represents 1,177,276 shares of Lionheart Class A Common Stock. The business address of Saba Capital Management, L.P., is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

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CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax considerations generally applicable to the acquisition, ownership, and disposition of the Ordinary Shares by a “U.S. Holder.” This discussion applies only to the Ordinary Shares that are held by a U.S. Holder as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not describe all U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of such U.S. Holder’s particular circumstances, nor does it address any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax, the special tax accounting rules under Section 451(b) of the Code, the Medicare contribution tax on net investment income, or any tax consequences that may be relevant to U.S. holders that are subject to special tax rules, including, without limitation:

●	banks or other financial institutions;
●	insurance companies;
●	mutual funds;
●	pension or retirement plans;
●	S corporations;
●	broker or dealers in securities or currencies;
●	traders in securities that elect mark-to-market treatment;
●	regulated investment companies;
●	real estate investment trusts;
●	trusts or estates;
●	tax-exempt organizations (including private foundations);
●	persons that hold the Ordinary Shares as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale,” or other integrated transaction for U.S. federal income tax purposes;
●	persons that have a functional currency other than the U.S. dollar;
●	certain U.S. expatriates or former long-term residents of the United States;
●	persons owning (directly, indirectly, or constructively) 5% (by vote or value) or more of our stock;
●	persons that acquired the Ordinary Shares pursuant to an exercise of employee stock options or otherwise as compensation;
●	partnerships or other entities or arrangements treated as pass-through entities for U.S. federal income tax purposes and investors in such entities;
●	“controlled foreign corporations” within the meaning of Section 957(a) of the Code;
●	“passive foreign investment companies” within the meaning of Section 1297(a) of the Code; and
●	corporations that accumulate earnings to avoid U.S. federal income tax.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Ordinary Shares, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership and the partner. Partnerships holding the Ordinary Shares should consult their tax advisors regarding the tax consequences in their particular circumstances.

This discussion is based on the Code, the U.S. Treasury regulations promulgated thereunder, administrative rulings, and judicial decisions, all as currently in effect and all of which are subject to change or differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences described herein. Furthermore, there can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge the tax considerations described herein and that a court will not sustain such challenge.

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For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Ordinary Shares, that is, for U.S. federal income tax purposes:

●	an individual who is a U.S. citizen or resident of the United States;
●	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” within the meaning of Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF THE ORDINARY SHARES IN THEIR PARTICULAR CIRCUMSTANCES.

Distributions on the Ordinary Shares

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Rules,” distributions on the Ordinary Shares generally will be taxable as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the applicable U.S. Holder’s adjusted tax basis in its Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other taxable disposition of the Ordinary Shares and will be treated as described below under “—Sale or Other Taxable Disposition of the Ordinary Shares.” The amount of any such distributions will include any amounts required to be withheld by us (or another applicable withholding agent) in respect of any non-U.S. taxes. Any such amount treated as a dividend will be treated as foreign-source dividend income. Any such dividends received by a corporate U.S. Holder generally will not qualify for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. With respect to non-corporate U.S. Holders, any such dividends generally will be taxed at currently preferential long-term capital gains rates only if (i) the Ordinary Shares are readily tradable on an established securities market in the United States or we are eligible for benefits under an applicable tax treaty with the United States, (ii) we are not treated as a PFIC with respect to the applicable U.S. Holder at the time the dividend was paid or in the preceding year, and (iii) certain holding period and other requirements are met. Any such dividends paid in a currency other than the U.S. dollar generally will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

As noted above and subject to applicable limitations, taxing jurisdictions other than the United States may withhold taxes from distributions on the Ordinary Shares, and a U.S. Holder may be eligible for a reduced rate of withholding to the extent there is an applicable tax treaty between the applicable taxing jurisdiction and the United States and/or may be eligible for a foreign tax credit against the U.S. Holder’s U.S. federal income tax liability. The foreign tax credit rules are complex and U.S. Holders should consult their tax advisers regarding the application of such rules, including the creditability of foreign taxes, in their particular circumstances.

Sale or Other Taxable Disposition of the Ordinary Shares

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Rules,” upon any sale or other taxable disposition of the Ordinary Shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of (A) the amount of cash and (B) the fair market value of any other property received in such sale or disposition and (ii) the U.S. Holder’s adjusted tax basis in the Ordinary Shares. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Ordinary Shares exceeds one year. Long-term capital gain recognized by non-corporate U.S. Holders generally will be taxed at currently preferential long-term capital gains rates. The deductibility of capital losses is subject to limitations. For foreign tax credit purposes, any such gain or loss generally will be treated as U.S. source gain or loss.

If the consideration received by a U.S. Holder upon a sale or other taxable disposition of the Ordinary Shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of such sale or disposition. A U.S. Holder may have foreign currency gain or loss to the extent of the difference, if any, between (i) the U.S. dollar value of such payment on the date of such sale or disposition and (ii) the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of settlement.

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U.S. Holders should consult their tax advisors regarding the tax consequences of a sale or other taxable disposition of the Ordinary Shares, including the creditability of foreign taxes imposed on such sale or disposition by a taxing jurisdiction other than the United States, in their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF THE ORDINARY SHARES, INCLUDING THE IMPACT OF ANY POTENTIAL CHANGE IN LAW, IN THEIR PARTICULAR CIRCUMSTANCES.

U.S. Federal Income Tax Treatment of the Company

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, the Company, which is organized under the laws of Ireland, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule (more fully discussed below), under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is limited guidance regarding their application.

Under Section 7874, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation); (ii) the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation and tax residence relative to the expanded affiliated group’s worldwide activities (this test is referred to as the “substantial business activities test”); and (iii) subject to the Third Country Rule discussed below, after the acquisition, the former stockholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 (this test is referred to as the “Ownership Test”).

For purposes of Section 7874, the first condition described above will be met with respect to the Business Combination because the Company will acquire indirectly all of the assets of Lionheart through the Business Combination, and the Company, including its “expanded affiliated group,” is not expected to satisfy the substantial business activities test upon consummation of the Business Combination. As a result, whether Section 7874 will apply to cause the Company to be treated as a U.S. corporation for U.S. federal income tax purposes following the Business Combination should depend on the satisfaction of the Ownership Test.

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Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 and the Treasury Regulations promulgated thereunder, and certain factual assumptions, Lionheart and the Company currently expect that the Section 7874 ownership percentage of the Lionheart stockholders in the Company should be less than 80%.

Even so, Treasury Regulations promulgated under Section 7874 include a rule that generally provides that, if (i) there is an acquisition of a U.S. corporation by a non-U.S. corporation in which the Section 7874 ownership percentage is at least 60% (without the application of the Third Party Rule, as defined below), and (ii) in a related acquisition, the non-U.S. corporation acquires another non-U.S. corporation and the acquiring non-U.S. corporation is not subject to tax as a resident in the foreign country in which the acquired non-U.S. corporation was subject to tax as a resident prior to the acquisition, then stock of the acquiring non-U.S. corporation held by former stockholders of the acquired non-U.S. corporation by reason of having held stock in the acquired non-U.S. corporation is excluded in applying the Ownership Test. This rule is referred to herein as the “Third Country Rule.” If applicable, the Third Country Rule increases the Section 7874 ownership percentage and generally results in the acquiring non-U.S. corporation meeting the Ownership Test.

Because the Company acquired Security Matters Limited as part of the Business Combination, and Security Matters Limited is not subject to tax as a resident of Ireland (the country in which the Company is subject to tax as a resident), the stock of the Company held by former Security Matters Limited shareholders by reason of having held stock in Security Matters Limited is excluded from applying the Ownership Test, the Third Country Rule could apply to the Business Combination if the Section 7874 ownership percentage of Lionheart stockholders in the Company were at least 60%. Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 and the Treasury Regulations promulgated thereunder, and certain factual assumptions, Lionheart and the Company currently expect that the Section 7874 ownership percentage of the Lionheart stockholders in the Company should be less than 60%.

Accordingly, the Company is not expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874. However, whether the Ownership Test has been satisfied must be finally determined after completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances. Further, for purposes of determining the ownership percentage of former Lionheart stockholders for purposes of Section 7874, former Lionheart stockholders will be deemed to own an amount of Ordinary Shares in respect to certain redemptions by Lionheart prior to the Business Combination. In addition, as discussed above, the rules for determining ownership under Section 7874 are complex, unclear and the subject of ongoing regulatory change. Accordingly, there can be no assurance that the IRS would not assert a contrary position to those described above or that such an assertion would not be sustained by a court.

If the Company were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial liability for additional U.S. income taxes, and the gross amount of any dividend payments to its non-U.S. holders could be subject to 30% U.S. withholding tax, depending on the application of any income tax treaty that might apply to reduce the withholding tax.

The remainder of this discussion assumes that the Company will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874.

Distributions on Ordinary Shares

Subject to the discussion under the section entitled “—Passive Foreign Investment Company Rules” below, the gross amount of any distribution on Ordinary Shares that is made out of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds the Company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in its Ordinary Shares, and thereafter as capital gain recognized on a sale or exchange.

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Subject to the discussion under the section entitled “—Passive Foreign Investment Company Rules” below, dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that meets certain requirements. There is currently an income tax treaty between the United States and Ireland. Notwithstanding, there can be no assurances that the Company will be eligible for benefits of an applicable comprehensive income tax treaty with the United States. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on Nasdaq (which Ordinary Shares are expected to be) will be considered readily tradable on an established securities market in the United States. There can be no assurance that Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of the Company’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. The Company will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company for the taxable year in which it pays a dividend or for the preceding taxable year. See the section entitled “—Passive Foreign Investment Company Rules” below.

Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by the Company may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on Ordinary Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their own tax advisors regarding the availability of the U.S. foreign tax credit under particular circumstances.

Additionally, as the result of recently enacted legislation, if the redemption were to occur after December 31, 2022, the Excise Tax may apply to the Business Combination which may have a material impact on a holder’s economic return. U.S. holders should consult their own tax advisors regarding the potential impact to them if such Excise Tax were to apply.

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares

Subject to the discussion under the section entitled “—Passive Foreign Investment Company Rules” below, a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Ordinary Shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such shares and/or warrants. Any gain or loss recognized by a U.S. holder on a taxable disposition of Ordinary Shares generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares and/or warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of Ordinary Shares generally will be treated as U.S. source gain or loss.

Possible Constructive Distributions

The terms of each Parent Warrant provide for an adjustment to the number of Ordinary Shares for which the Parent Warrant may be exercised or to the exercise price of the Parent Warrant in certain events, as discussed in the section entitled “Description of Securities.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. holder of a Parent Warrant would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the holder’s proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of the Ordinary Shares which is taxable to the U.S. holders of such shares as described under the section entitled “—Distributions on Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holder of such warrant received a cash distribution from the Company equal to the fair market value of such increased interest. The rules regarding constructive distributions are complex. U.S. holders should consult their own tax advisors regarding the application of the rules to them in light of their own circumstances.

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Passive Foreign Investment Company Rules

Generally. The treatment of U.S. holders of the Ordinary Shares could be materially different from that described above if the Company is treated as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes. A PFIC is any foreign corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such foreign corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a foreign corporation was a PFIC for that year. Once a foreign corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, and subject to certain exceptions, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years.

Based on the projected composition of the Company’s income and assets, including goodwill, the Company does not expect to be classified as a PFIC for its taxable year that includes the date of the Business Combination. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The fair market value of the assets of the Company is expected to depend, in part, upon (a) the market value of the Ordinary Shares, and (b) the composition of the assets and income of the Company. Further, because the Company may value its goodwill based on the market value of the Ordinary Shares, a decrease in the market value of the Ordinary Shares and/or an increase in cash or other passive assets (including as a result of the Business Combination) would increase the relative percentage of its passive assets. Moreover, any interest income that the Company earns on its cash deposits would generally be treated as passive income and increase the risk that the Company would be treated as a PFIC. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that the IRS will not assert that the Company is a PFIC for the taxable year that includes the date of the Business Combination or in a future year.

If the Company is or becomes a PFIC during any year in which a U.S. holder holds Ordinary Shares, there are three separate taxation regimes that could apply to such U.S. holder under the PFIC rules, which are the (i) excess distribution regime (which is the default regime), (ii) mark-to-market regime and (iii) QEF regime (as defined below). A U.S. holder who holds (actually or constructively) stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. holder will depend upon which of these regimes applies to such U.S. holder. However, dividends paid by a PFIC are generally not eligible for the lower rates of taxation applicable to qualified dividend income (“QDI”) under any of the foregoing regimes.

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Excess Distribution Regime. If a U.S. holder does not make a mark-to-market election, as described below, the U.S. holder will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of Ordinary Shares, and (ii) any “excess distribution” received on Ordinary Shares (generally, any distributions in excess of 125% of the average of the annual distributions on Ordinary Shares during the preceding three years or the U.S. holder’s holding period, whichever is shorter). Generally, under this excess distribution regime:

●	the gain or excess distribution will be allocated ratably over the period during which the U.S. holder held Ordinary Shares;

●	the amount allocated to the current taxable year, will be treated as ordinary income; and

●	the amount allocated to prior taxable years will be subject to the highest tax rate in effect for that taxable year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of Ordinary Shares cannot be treated as capital gains, even if you hold the shares as capital assets. Further, no portion of any distribution will be treated as QDI.

Mark-to-Market Regime. Alternatively, a U.S. holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the Securities and Exchange Commission or on the national market system established under Section 11A of the Securities Exchange Act of 1934; or (ii) they are “regularly traded” on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. It is expected that Ordinary Shares, which are expected to be listed on Nasdaq, will qualify as marketable shares for the PFIC rules purposes, but there can be no assurance that Ordinary Shares will be “regularly traded” for purposes of these rules. Pursuant to such an election, a U.S. holder would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. A U.S. holder may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of Ordinary Shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election). A mark-to-market election only applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares ceased to be marketable or the IRS consents to the revocation of the election. U.S. holders should also be aware that the Code and the Treasury Regulations do not allow a mark-to-market election with respect to stock of lower-tier PFICs that is non-marketable. There is also no provision in the Code, Treasury Regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly traded holding company (such as the company) effectively exempts stock of any lower-tier PFICs from the negative tax consequences arising from the general PFIC rules. U.S. holders should consult their own tax advisors to determine whether the mark-to-market tax election is available to them and the consequences resulting from such election. In addition, U.S. holders of Parent Warrants will not be able to make a mark-to-market election with respect to their Parent Warrants.

QEF Regime. Alternatively, a U.S. holder of a PFIC may avoid the adverse PFIC tax consequences described above in respect of stock of the PFIC (but not warrants) by making and maintaining a timely and valid qualified electing fund (“QEF”) election (if eligible to do so) to include in income its pro rata share of the PFIC’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the first taxable year of the U.S. Holder in which or with which the PFIC’s taxable year ends and each subsequent taxable year. In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from the PFIC. The company does not presently intend to provide a PFIC Annual Information Statement in order for U.S. Holders to make or maintain a QEF election. However, as described above, the company does not expect to be classified as a PFIC for the taxable year that includes the Business Combination.

PFIC Reporting Requirements. A U.S. holder of Ordinary Shares will be required to file an annual report on IRS Form 8621 containing such information with respect to its interest in a PFIC as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such Forms are properly filed.

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Additional Reporting Requirements

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 to their tax return, for each year in which they hold Ordinary Shares. Substantial penalties apply to any failure to file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not willful neglect. Also, in the event a U.S. holder does not file IRS Form 8938 or fails to report a specified foreign financial asset that is required to be reported, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related taxable year may not close before the date which is three years after the date on which the required information is filed. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Ordinary Shares.

Certain U.S. holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property to the company. Substantial penalties may be imposed on a U.S. holder that fails to comply with this reporting requirement and the statute of limitations on the assessment and collection of U.S. federal income taxes will be extended in the event of any such failure to comply.

Non-U.S. Holders

This section applies to non-U.S. holders. For purposes of this discussion, a “non-U.S. holder” means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of Ordinary Shares or Parent Warrants that is not a U.S. holder, including:

●	a nonresident alien individual, other than certain former citizens and residents of the United States;

●	a foreign corporation; or

●	a foreign estate or trust;

but, generally, does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition.

Ownership and Disposition of Ordinary Shares and Parent Warrants by Non-U.S. Holders. A non-U.S. holder of Ordinary Shares will generally not be subject to U.S. federal income tax or, subject to the discussion below under “—Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on Ordinary Shares or any gain recognized on a sale or other disposition of Ordinary Shares (including, any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder’s Ordinary Shares) unless the dividend or gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States. In addition, special rules may apply to a non-U.S. holder that is an individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met. Such holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the sale or disposition of Ordinary Shares.

Dividends and gains that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder and, in the case of a non-U.S. holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a non-U.S. holder’s exercise of a Parent Warrant, or the lapse of a Parent Warrant held by a non-U.S. holder generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. holder, as described under “—Exercise or Lapse of a Parent Warrant,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a non-U.S. holder’s gain on the sale or other disposition of the Ordinary Shares and Parent Warrants.

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Information Reporting and Backup Withholding

Information reporting requirements may apply to cash received in redemption of Company Public Shares, dividends received by U.S. holders of Ordinary Shares, and the proceeds received on the disposition of Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding. Any redemptions treated as dividend payments with respect to Company Public Shares and Ordinary Shares and proceeds from the sale, exchange, redemption or other disposition of Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and non-U.S. holders may be subject to backup withholding on amounts received in respect of their Company Public Shares, Company Public Warrants or their Ordinary Shares, unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the non-U.S. holder otherwise establishes an exemption. Dividends paid with respect to Ordinary Shares and proceeds from the sale of other disposition of Ordinary Shares received in the United States by a non-U.S. holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such non-U.S. holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

FATCA

Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose U.S. federal withholding tax of 30% on certain withholdable payments to a “foreign financial institution” (as defined in the Code) (an “FFI”) unless the FFI (1) enters into an agreement with the IRS (or is subject to an applicable intergovernmental agreement) to withhold on certain payments and to collect and provide to the IRS (or local revenue authorities, as required under an applicable intergovernmental agreement) information regarding United States persons who hold accounts with the FFI and its affiliates (including certain foreign entities owned by United States persons), and (2) provides the payor with a properly completed IRS Form W-8BEN-E to document its status or the FFI otherwise qualifies for an exemption. This IRS Form W-8BEN-E must include the FFI’s Global Intermediary Identification Number, which is obtained by registering with the IRS.

FATCA may also impose a 30% withholding tax on withholdable payments to a “non-financial foreign entity” (as defined in the Code) unless the entity provides the withholding agent with a properly completed IRS Form W-8BEN-E certifying that it does not have any “substantial United States owners” (as defined in the Code) or identifying its direct and indirect substantial United States owners or the entity otherwise qualifies for an exemption.

For purposes of FATCA, “withholdable payments” generally include U.S.-source payments otherwise subject to non-resident withholding tax (e.g., U.S. source interest or dividends), and, subject to the proposed Treasury regulations discussed below, payments of gross proceeds from the sale or other disposition of any property of a type that can produce U.S. source interest or dividends (e.g., retirements and redemptions of indebtedness, sales of securities, or redemptions of stock in a U.S. corporation), even if the payment would otherwise not be subject to U.S. non-resident withholding tax (e.g., because it is capital gain).

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While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of property, proposed Treasury regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may (but are not required to) rely on these proposed Treasury regulations until final Treasury regulations are issued. Redeeming non-U.S. holders are encouraged to consult with their own tax advisors regarding the possible application of FATCA to redemptions of Company Public Shares.

CERTAIN MATERIAL IRISH TAX CONSIDERATIONS TO NON-IRISH HOLDERS

Scope

The following is a summary of the anticipated material Irish tax consequences of the acquisition, ownership and disposal of Ordinary Shares and Parent Warrants. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this prospectus and submissions which will be made to the Irish Revenue Commissioners. Changes in law and/or administrative practice may result in a change in the tax consequences described below, possibly with retrospective effect.

A “Non-Irish Holder” is an individual who beneficially owns their Ordinary Shares and/or Parent Warrants, that is neither a resident nor ordinarily resident in Ireland for Irish tax purposes and does not hold their Ordinary Shares and/or Parent Warrants, in connection with a trade carried on by such person through an Irish branch or agency.

This summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and securityholders should consult their tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the business combination and of the acquisition, ownership and disposal of Ordinary Shares and Parent Warrants. The summary applies only to Non-Irish Holders who own their Ordinary Shares and/or Parent Warrants, as capital assets and does not apply to other categories of Non-Irish Holders, such as dealers in securities, trustees, insurance companies, collective investment schemes and Non-Irish Holders who acquired, or are deemed to have acquired, their Ordinary Shares and/or Parent Warrants by virtue of an Irish office or employment (performed or carried on to any extent in Ireland).

The summary does not, except where expressly stated, consider the position of Non-Irish Holders who hold their Ordinary Shares and/or Parent Warrants directly (and not beneficially through a broker or custodian (through DTC)). The Irish tax consequences of transactions in Ordinary Shares and/or Parent Warrants held directly are generally negative when compared with Ordinary Shares and/or Parent Warrants held through DTC. Any Non-Irish Holder contemplating holding their Ordinary Shares and/or Parent Warrants directly should consult their personal tax advisors as to the Irish tax consequences of acquiring, owning and disposing of such Ordinary Shares and/or Parent Warrants.

Irish Tax on Chargeable Gains (Irish CGT)

The current rate of tax on chargeable gains (where applicable) in Ireland is 33%.

Non-Irish Holders will not be within the territorial scope of a charge to Irish CGT on a disposal of their Ordinary Shares and/or Parent Warrants, provided that such Ordinary Shares and/or Parent Warrants neither (a) were used in or for the purposes of a trade carried on by such Non-Irish Holder through an Irish branch or agency, nor (b) were used, held or acquired for use by or for the purposes of an Irish branch or agency.

Stamp Duty

The rate of stamp duty (where applicable) on transfers of shares or warrants of Irish incorporated companies is 1% of the greater of the price paid or market value of the shares or warrants acquired. Where Irish stamp duty arises it is generally a liability of the transferee. However, in the case of a gift or transfer at less than fair market value, all parties to the transfer are jointly and severally liable.

Irish stamp duty may be payable in respect of transfers of Ordinary Shares and Parent Warrants, depending on the manner in which the Ordinary Shares and Parent Warrants are held. The Company entered into arrangements with DTC to allow the Ordinary Shares and Parent Warrants to be settled through the facilities of DTC. As such, the discussion below discusses separately the securityholders who hold their shares through DTC and those who do not.

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Ordinary Shares or Parent Warrants Held Through DTC

The Irish Revenue Commissioners have confirmed to the Company that transfers of Ordinary Shares and Parent Warrants effected by means of the transfer of book entry interests in DTC will not be subject to Irish stamp duty.

Ordinary Shares or Parent Warrants Held Outside of DTC or Transferred Into or Out of DTC

A transfer of Ordinary Shares or Parent Warrants where any party to the transfer holds such Ordinary Shares or Parent Warrants outside of DTC may be subject to Irish stamp duty.

Holders of Ordinary Shares or Parent Warrants wishing to transfer their Ordinary Shares or Parent Warrants into (or out of) DTC may do so without giving rise to Irish stamp duty provided that:

●	there is no change in the beneficial ownership of such shares as a result of the transfer; and

●	the transfer into (or out of) DTC is not effected in contemplation of a sale of such shares or warrants by a beneficial owner to a third party.

Withholding Tax on Dividends (DWT)

Distributions made by the Company will, in the absence of one of many exemptions, be subject to DWT, currently at a rate of 25%.

For DWT and Irish income tax purposes, a distribution includes any distribution that may be made by the Company to holders of Ordinary Shares, including cash dividends, non-cash dividends and additional stock taken in lieu of a cash dividend. Where an exemption from DWT does not apply in respect of a distribution made to a holder of Ordinary Shares, the Company is responsible for withholding DWT prior to making such distribution.

General Exemptions

Irish domestic law provides that a non-Irish resident holder of Ordinary Shares is not subject to DWT on distributions received from the Company if such holder of Ordinary Shares is beneficially entitled to the distribution and is either (for a List of Relevant Territories for DWT purposes see Exhibit 99.1 to this prospectus):

●	a person (not being a company) resident for tax purposes in a Relevant Territory (including the United States) and is neither resident nor ordinarily resident in Ireland;

●	a company resident for tax purposes in a Relevant Territory, provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

●	a company that is controlled, directly or indirectly, by persons resident in a Relevant Territory and who is or are (as the case may be) not controlled by, directly or indirectly, persons who are not resident in a Relevant Territory;

●	a company whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange either in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance; or

●	a company that is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance;

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and provided, in all cases noted above (but subject to “—Shares Held by U.S. Resident Shareholders” below), the Company or, in respect of Ordinary Shares held through DTC, any qualifying intermediary appointed by the Company, has received from the holder of such Ordinary Shares, where required, the relevant DWT Forms prior to the payment of the distribution. In practice, in order to ensure sufficient time to process the receipt of relevant DWT Forms, the holders of Ordinary Shares, where required, should furnish the relevant DWT Form to:

●	its broker (and the relevant information is further transmitted to any qualifying intermediary appointed by the Company) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holder of Ordinary Shares by the broker) if its Ordinary Shares are held through DTC; or

●	The Company’s transfer agent before the record date for the distribution if its Ordinary Shares are held outside of DTC.

Links to the various DWT Forms are available at: http://www.revenue.ie/en/tax/dwt/forms/index.html. The information on such website does not constitute a part of, and is not incorporated by reference into, this prospectus.

For non-Irish resident holders of Ordinary Shares that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such holder of Ordinary Shares to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT.

Ordinary Shares Held by U.S. Resident Shareholders

Distributions paid in respect of Ordinary Shares that are owned by a U.S. resident and held through DTC will not be subject to DWT provided the address of the beneficial owner of such Ordinary Shares in the records of the broker holding such Ordinary Shares is in the United States (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by the Company). It is strongly recommended that such holders of Ordinary Shares ensure that their information is properly recorded by their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the Company).

If any holder of Ordinary Shares that is resident in the United States receives a distribution from which DWT has been withheld, the holder of Ordinary Shares should generally be entitled to apply for a refund of such DWT from the Irish Revenue Commissioners, provided the holder of Ordinary Shares is beneficially entitled to the distribution.

Ordinary Shares Held by Residents of Relevant Territories Other Than the United States

Holders of Ordinary Shares who are residents of Relevant Territories, other than the United States, must satisfy the conditions of one of the exemptions referred to above under the heading “—General Exemptions”, including the requirement to furnish valid DWT Forms, in order to receive distributions without suffering DWT. If such holders of Ordinary Shares hold their Ordinary Shares through DTC, they must provide the appropriate DWT Forms to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the Company) before the record date for the distribution (or such later date before the distribution payment date as may be notified to holder of Ordinary Shares by the broker). If such holders of Ordinary Shares hold their Ordinary Shares outside of DTC, they must provide the appropriate DWT Forms to the Company’s transfer agent before the record date for the distribution.

If any holder of Ordinary Shares who is resident in a Relevant Territory receives a distribution from which DWT has been withheld, the holder of Ordinary Shares may be entitled to a refund of DWT from the Irish Revenue Commissioners provided the holder of Ordinary Shares is beneficially entitled to the distribution.

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Shares Held by Other Persons

Holders of Ordinary Shares that do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT. If any holders of Ordinary Shares are exempt from DWT, but receive distributions subject to DWT, such holders of Ordinary Shares may apply for refunds of such DWT from the Irish Revenue Commissioners.

Distributions paid in respect of Ordinary Shares held through DTC that are owned by a partnership formed under the laws of a Relevant Territory and where all the underlying partners are resident in a Relevant Territory will be entitled to exemption from DWT if all of the partners complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the Company) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holder of Ordinary Shares by the broker). If any partner is not a resident of a Relevant Territory, no part of the partnership’s position is entitled to exemption from DWT.

Qualifying Intermediary

Prior to paying any distribution, the Company will put in place an agreement with an entity that is recognized by the Irish Revenue Commissioners as a “qualifying intermediary,” which will provide for certain arrangements relating to distributions in respect of Ordinary Shares that are held through DTC, which are referred to as the “Deposited Securities.” The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution with respect to the Deposited Securities after the Company delivers or causes to be delivered to the qualifying intermediary the cash to be distributed.

The Company will rely on information received directly or indirectly from its qualifying intermediary, brokers and its transfer agent in determining where holders of Ordinary Shares reside, whether they have provided the required U.S. tax information and whether they have provided the required DWT Forms. Holders of Ordinary Shares that are required to file DWT Forms in order to receive distributions free of DWT should note that such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth year after the year in which such forms were completed.

Income Tax on Dividends Paid on Ordinary Shares

Irish income tax may arise for certain persons in respect of distributions received from Irish resident companies.

A Non-Irish Holder that is entitled to an exemption from DWT will generally have no Irish income tax or universal social charge liability on a distribution from the Company. A Non-Irish Holder that is not entitled to an exemption from DWT, and therefore is subject to DWT, generally will have no additional Irish income tax liability or liability to universal social charge. The DWT deducted by the Company discharges the Irish income tax liability and liability to universal social charge.

Capital Acquisitions Tax (CAT)

CAT comprises principally gift tax and inheritance tax on property situated in Ireland for CAT purposes or otherwise within the territorial scope of CAT. CAT could apply to a gift or inheritance of Ordinary Shares and Parent Warrants because Ordinary Shares and Parent Warrants are regarded as property situated in Ireland for CAT purposes. The person who receives the gift or inheritance has primary liability for CAT.

CAT is currently levied at a rate of 33% on the value of any taxable gift or inheritance above certain tax-free thresholds. The appropriate tax-free threshold depends upon (1) the relationship between the donor and the donee and (2) the aggregation of the values of previous taxable gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT, as are gifts to certain charities. Children have a lifetime tax-free threshold of €335,000 in respect of taxable gifts or inheritances received from their parents. There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY AND ARE NOT INTENDED TO PROVIDE ANY DEFINITIVE TAX REPRESENTATIONS TO HOLDERS. EACH SECURITYHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SECURITYHOLDER.

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UNDERWRITING

We have entered into an underwriting agreement with EF Hutton, division of Benchmark Investments, LLC (the “Representative”) as the representative of the underwriters named below, with respect to the offering of our ordinary shares warrants and pre-funded warrants. Subject to the terms and conditions of an underwriting agreement between us and the Representative, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of ordinary shares, warrants and pre-funded warrants listed next to its name in the following table:

Name of Underwriters	Shares and Warrants (1)	Pre-Funded Warrants and Warrants (1)
EF Hutton, division of Benchmark Investments, LLC

(1)	or some combination of Shares of Common Stock and warrants and/or Pre-Funded Warrants and warrants

The underwriters named above are committed to purchase all of the securities offered by us other than those covered by the over-allotment option described below, if any, are purchased. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the above securities, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

Pursuant to the underwriting agreement, we will grant to the underwriters an option to purchase from us up to an additional [__] Ordinary Shares, representing 15% of the aggregate Ordinary Shares (and/or pre-funded warrants to purchase up to [ ] ordinary shares in lieu thereof) and/or warrants to purchase up to [__] ordinary shares of, representing 15% of the aggregate number of accompanying warrants sold in the offering, in any combination thereof, solely to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts. The underwriter may exercise this option any time during the 45-day period starting on the closing date of the offering, but only to cover over-allotments, if any.

Discount

The Representative has advised that the underwriter proposes to offer the ordinary shares (and pre-funded warrants) and accompanying warrants directly to the public at the public offering price per share and accompanying warrant set forth on the cover page of this prospectus. After the offering to the public, the offering prices and other selling terms may be changed by the underwriters without changing the proceeds we will receive from the underwriters. Any shares and accompanying warrants sold by the underwriters to securities dealers will be sold at the public offering price less a concession not in excess of $[__] per share.

The following table summarizes the public offering price, underwriting commissions, and proceeds before expenses to us.

	Per Share and Accompanying Warrant		Per Pre-Funded Warrant and Accompanying Warrant		Total with No Over- Allotment	Total with Over- Allotment
Public Offering Price	$	[___]	$	[___]	$15,000,000	$17,250,000
Underwriting discounts to be paid by us	$	[___]	$	[___]	$1,200,000	$1,380,000
Proceeds, before expenses to us	$	[___]	$	[___]	$13,800,000	$15,870,000

(1)	We have agreed to pay a non-accountable expense allowance to the Representative equal to 1% of the gross proceeds received in this offering which is not included in the underwriting discounts and commission.

We have agreed to reimburse the Representative for all expenses relating to the offering, including, without limitation, the fees and expenses of the underwriter’s legal counsel not to exceed $150,000.

We expect that the total expenses of the offering payable by us, excluding underwriting discount and commissions, will be approximately $[__].

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Discretionary Accounts

The underwriter does not intend to confirm sales of the securities offered hereby to any accounts over which it has discretionary authority.

Lock-Up Agreements

We will not, without the prior written consent of the Representative, from the date of execution of the Underwriting Agreement and continuing for a period of 3 months from such date (the “Lock-Up Period”), (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (b) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (c) complete any offering of our debt securities, other than entering into a line of credit with a traditional bank or (d) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital stock, whether any such transaction described in clause (a), (b), (c) or (d) above is to be settled by delivery of shares of our capital stock or such other securities, in cash or otherwise.

Our executive officers and directors have agreed pursuant to “lock-up” agreements not to, without the prior written consent of the Representative, directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock or any other of our securities or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of six months from the date of this prospectus. The Representative may, in their sole discretion and at any time or from time to time before the termination of the lock-up period release all or any portion of the securities subject to lock-up agreements; provided, however, that, subject to limited exceptions, at least three business days before the release or waiver or any lock-up agreement, the Representative must notify us of the impending release or waiver and we will be required to announce the impending release or waiver through a major news service at least two business days before the release or waiver.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our securities. Specifically, the underwriter may over-allot in connection with this offering by selling more ordinary shares and accompanying warrants than are set forth on the cover page of this prospectus. This creates a short position in our securities for such underwriter’s own accounts. The short position in our ordinary shares may be either a covered short position or a naked short position. In a covered short position, the number of ordinary shares over-allotted by the underwriter is not greater than the number of ordinary shares that it may purchase in the over-allotment option. In a naked short position, the number of ordinary shares involved is greater than the number of ordinary shares in the over-allotment option. To close out a short position, the underwriter may elect to exercise all or part of the over-allotment option. The underwriter may also elect to stabilize the price of our ordinary shares or reduce any short position by bidding for, and purchasing, ordinary shares in the open market.

The underwriter may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing a security in this offering because the underwriter repurchases that security in stabilizing or short covering transactions.

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Finally, the underwriter may bid for, and purchase, ordinary shares in market-making transactions, including “passive” market-making transactions as described below.

These activities may stabilize or maintain the market price of our ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriter is not required to engage in these activities and may discontinue any of these activities at any time without notice. These transactions may be affected on Nasdaq, in the over-the-counter market, or otherwise.

In connection with this offering, the underwriter and selling group members, if any, or their affiliates may engage in passive market-making transactions in our ordinary shares immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

●	a passive market maker may not affect transactions or display bids for our securities in excess of the highest independent bid price by persons who are not passive market makers;
●	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and
●	passive market-making bids must be identified as such.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter, or by its affiliates. Other than this prospectus in electronic format, the information on the underwriter’s websites and any information contained in any other websites maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in their capacity as underwriter, and should not be relied upon by investors.

Other than the prospectus in electronic or printed format, the information on the underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Certain Relationships

The Representative and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The Representative has received, or may in the future receive, customary fees and commissions for these transactions.

Offer Restrictions Outside of the United States

Other than in the United States, no action has been taken that would permit a public offering of our common stock in any jurisdiction where action for the purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

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Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act.

Accordingly, (i) the offer of the Securities under this prospectus is only made to persons to whom it is lawful to offer the Securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the Securities, whether by way of sale or subscription. The Securities have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

China

The information in this document does not constitute a public offer of the Securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The Securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

Hong Kong

The Securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

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Thailand

This prospectus does not, and is not intended to, constitute a public offering in Thailand. The Securities may not be offered or sold to persons in Thailand, unless such offering is made under the exemptions from approval and filing requirements under applicable laws, or under circumstances which do not constitute an offer for sale of the shares to the public for the purposes of the Securities and Exchange Act of 1992 of Thailand, nor require approval from the Office of the Securities and Exchange Commission of Thailand.

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that no offers of securities will be in member states (“Member State”) of the European Economic Area (the “EEA”) other than:

●	to legal entities that are qualified investors as defined in the Prospectus Regulation;

●	to fewer than 150 natural or legal persons (other than qualified investors within the meaning of the Prospectus Regulation) subject to obtaining the prior consent of our company or any underwriter for any such offer; or

●	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of securities shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

This prospectus has been prepared on the basis that any offer of securities in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in that Member State of securities which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the Company or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case, in relation to such offer. Neither the Company nor the representatives have authorized, nor do they authorize, the making of any offer of securities in circumstances in which an obligation arises for the Company or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of our Securities to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Regulation in that Member State, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom, no offer of securities which are the subject of the offering has been, or will be made to the public in the United Kingdom, other than:

(a)	to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation (as defined below);

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation) in the United Kingdom subject to obtaining the prior consent of Representatives for any such offer; or

(c)	in any other circumstances falling within section 86 of the FSMA, provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

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In the United Kingdom, this prospectus is not a prospectus for the purposes of the UK Prospectus Regulation (as defined below). This prospectus has been prepared on the basis that any offer securities in the United Kingdom will be made pursuant to an exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of securities. Accordingly any person making or intending to make an offer in the United Kingdom of securities which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the us or any of the underwriters to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation, in each case, in relation to such offer. Neither us nor the underwriters have authorized, nor do they authorize, the making of any offer of securities in circumstances in which an obligation arises for us or the underwriters to publish or supplement a prospectus for such offer.

For the purposes of this provision, the expression an “offer of our Securities to the public” in relation to any securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in United Kingdom by any measure implementing the UK Prospectus Regulation, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

The communication of prospectus and any other document or materials relating to the issue of the Securities offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the securities may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers, or AMF. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

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This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of Securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005, or the Prospectus Regulations. The Securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The Securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or the ISA, nor have such Securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the Securities being offered. Any resale in Israel, directly or indirectly, to the public of the Securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the Securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa), or CONSOB, pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy, other than:

●	to Italian qualified investors, or Qualified Investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999, or Regulation no. 1197l, as amended; and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

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Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No.58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The Securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended, or the FIEL, pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the Securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The Securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissaăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The Securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the Securities may be publicly distributed or otherwise made publicly available in Switzerland.

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Neither this document nor any other offering material relating to the Securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the Securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the Securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the Securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by us.

No offer or invitation to subscribe for Securities is valid or permitted in the Dubai International Financial Centre.

Canada

The Securities may be sold in Canada only to purchasers, purchasing, or deemed to be purchasing, as principal, that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario). Any resale of the Securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws. Canadian purchasers should refer to any applicable provisions of the securities legislation of their province or territory for particulars of these rights or consult with a legal advisor.

EXPENSES RELATED TO THE OFFERING

Set forth below is an itemization of our total expenses, excluding underwriting discounts, which are expected to be incurred in connection with the offer and sale of the securities by us. With the exception of the SEC registration fee, all amounts are estimates

	U.S. dollar
SEC Registration Fee	$	[___]
Legal Fees and Expenses		$100,000.00
Accounting Fees and Expenses	$	[___]
Printing Expenses		$25,000.00
Miscellaneous Expenses	$
Total		$100,000.00

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS

The Company is incorporated in Ireland and conducts a majority of its operations through its subsidiary, Security Matters Limited, located outside the United States. The majority of the Company’s assets are located outside the United States. A majority of the Company’s officers reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against the Company or against these individuals outside of the United States in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws outside of the United States could render you unable to enforce a judgment against the Company’s assets or the assets of the Company’s officers.

128

LEGAL MATTERS

The validity of the issuance of our Ordinary Shares (or pre-funded warrants) and accompanying warrants has been passed upon by Arthur Cox LLP, Irish counsel to the Company. Lucosky Brookman LLP has acted as counsel for the underwriter in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements of SMX as of December 31, 2022 and 2021, and for the three years ended December 31, 2022, included in this registration statement on Form F-1 have been so included in reliance on the report of BDO Ziv Haft, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this registration statement, and are included in reliance on such report given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Company as of December 31, 2022 and July 1, 2022 (inception), appearing in this Registration Statement on Form F-1 have been so included in reliance on the report of BDO Ziv Haft, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this registration statement, and are included in reliance on such report given on the authority of said firm as experts in auditing and accounting.

The financial statements of Lionheart III Corp. as of December 31, 2022 and for the year then ended, appearing in this Registration Statement on Form F-1 have been so included in reliance on the report of WithumSmith+Brown, P.C., independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this registration statement, and are included in reliance on such report given on the authority of said firm as experts in auditing and accounting.

The financial statements of Lionheart III Corp. as of December 31, 2021, and for the period from January 14, 2021 (inception) through December 31, 2021, appearing in this Registration Statement on Form F-1 have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Lionheart III Corp to continue as going concern as described in Note 1 to the financial statements) and included in this prospectus, in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the Ordinary Shares (or pre-funded warrants) and accompanying warrants offered in this prospectus.

This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and our securities offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

We are subject to the periodic reporting and other information requirements of the Exchange Act as applicable to a “foreign private issuer,” and we will file annual reports and other information from time to time with the SEC in accordance with such requirements. Our SEC filings will be available to the public on the internet at a website maintained by the SEC located at www.sec.gov.

We also maintain an Internet website at https://smx.tech. We will make available on our website, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC: our Annual Reports on Form 20-F; our reports on Form 6-K; amendments to these documents; and other information as may be required by the SEC. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

129

INDEX TO FINANCIAL STATEMENTS

SECURITY MATTERS LIMITED

LIONHEART III CORP

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Page

Report of independent registered public accounting firm	F-59
Statements of financial position	F-60
Notes to the financial statements	F-61 - F-63

130

SECURITY MATTERS LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2021

The amounts are stated in thousands of U.S. Dollars

F-1

Report of Independent Registered Public Accounting Firm

to the Shareholders of

Security Matters Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Security Matters Limited and subsidiaries (the “Company”) as of December 31, 2022, and 2021, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Tel-Aviv, Israel	/s/ Ziv Haft
April 25, 2023 We have served as the Company’s auditor since 2022	Certified Public Accountants (Isr.)
BDO Member Firm

F-2

SECURITY MATTERS LIMITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31, 2022	December 31, 2021
	Note	US$ in thousands, except per share data
Current assets
Cash and cash equivalents		1,398	4,171
Other current assets	4	3,673	920
Total current assets		5,071	5,091
Non-current assets
Property and equipment, net	5	969	1,192
Intangible assets, net	8	5,027	3,908
Investment in associated companies	7	221	147
Total non-current assets		6,217	5,247

Total assets		11,288	10,338

Current liabilities
Trade payables		2,972	916
Lease liabilities	9	30	37
Other payables	10	650	673
Convertible note	6	563	—
Borrowings from related parties	11	710	270
Total current liabilities		4,925	1,896
Non-current liabilities
Lease liabilities	9	440	466
Bridge loans and derivative financial liabilities	12	3,682	—
Other liabilities	19	85	85
Total non-current liabilities		4,207	551

Total liabilities		9,132	2,447

Equity
Issued capital	13	—	—
Additional paid-in capital	13	32,713	31,504
Foreign currency translation		(537)	223
Accumulated losses		(30,020)	(23,836)
Total equity		2,156	7,891
Total liabilities and equity		11,288	10,338

/s/ Limor Moshe Lotker	/s/ Haggai Alon	April 25, 2023
Limor Moshe Lotker Chief Financial Officer	Haggai Alon Chief Executive Officer	Date of approval of financial statements

The accompanying notes are an integral part of the financial statements.

F-3

SECURITY MATTERS LIMITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		December 31, 2022	December 31, 2021	December 31, 2020
	Note	US$ in thousands
Revenue		—	—	13
Cost of sales		—	—	10
Gross profit		—	—	3
Research and development expenses, net	14	1,898	2,039	1,689
Selling and marketing expenses		569	453	427
General and administrative expenses	15	2,723	2,482	2,447
Operating loss		(5,190)	(4,974)	(4,560)
Finance expenses		1,128	101	79
Finance income		28	237	67
Share of net profit (loss) of associated companies	7	106	(101)	(1)
Loss before income tax		(6,184)	(4,939)	(4,573)
Income tax	16	—	—	—
Loss after income tax for the year attributable to shareholders		(6,184)	(4,939)	(4,573)

Other comprehensive income (loss):
Items that will not be reclassified to profit or loss:
Foreign currency translation		(522)	(7)	388

Items that will or may be reclassified to profit or loss:
Exchange gains arising on translation of foreign operations		(238)	(375)	—
Other comprehensive income (loss), net of tax		(760)	(382)	388

Total comprehensive loss		(6,944)	(5,321)	_(4,185)
Loss per share attributable to shareholders

Basic and diluted loss per share attributable to shareholders	17	(0.04)	(0.03)	(0.04)

The accompanying notes are an integral part of the consolidated financial statements.

F-4

SECURITY MATTERS LIMITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital	Additional paid-in capital	Foreign currency translation	Accumulated loss	Total equity
	US$ in thousands
Balance as of January 1, 2022	—	31,504	223	(23,836)	7,891
Comprehensive loss
Loss after income tax for the year	—	—	—	(6,184)	(6,184)
Other comprehensive loss for the year	—	—	(760)	—	(760)
Total comprehensive loss for the year	—		(760)	(6,184)	(6,944)

Issuance of shares, net	—	182	—	—	182
Share-based compensation	—	306	—	—	306
Issuance of options to acquire intangible asset	—	721	—	—	721

Balance as of December 31, 2022	—	32,713	(537)	(30,020)	2,156

The accompanying notes are an integral part of the consolidated financial statements.

F-5

SECURITY MATTERS LIMITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital	Additional paid-in capital	Foreign currency translation	Accumulated loss	Total equity
	US$ in thousands
Balance as of January 1, 2021	—	24,733	605	(18,897)	6,441
Comprehensive loss
Loss after income tax for the year	—	—	—	(4,939)	(4,939)
Other comprehensive loss for the year	—	—	(382)	—	(382)
Total comprehensive loss for the year	—	—	(382)	(4,939)	(5,321)

Issuance of shares, net	—	5,892	—	—	5,892
Exercise of warrants	—	395	—	—	395
Share-based compensation	—	484	—	—	484

Balance as of December 31, 2021	—	31,504	223	(23,836)	7,891

The accompanying notes are an integral part of the consolidated financial statements.

F-6

SECURITY MATTERS LIMITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital	Additional paid-in capital	Foreign currency translation	Accumulated loss	Total equity
	US$ in thousands
Balance as of January 1, 2020	—	17,357	217	(14,324)	3,250
Comprehensive loss
Loss after income tax for the year	—	—	—	(4,573)	(4,573)
Other comprehensive income for the year	—	—	388	—	388
Total comprehensive loss for the year	—	—	388	(4,573)	(4,185)

Issuance of shares, net	—	6,857	—	—	6,857
Exercise of warrants	—	—	—	—	—
Share-based compensation	—	519	—	—	519

Balance as of December 31, 2020	—	24,733	605	(18,897)	6,441

The accompanying notes are an integral part of the consolidated financial statements.

F-7

SECURITY MATTERS LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	US$ in thousands
Cash flows from operating activities:
Loss before tax for the year	(6,184)	(4,939)	(4,573)
Share based compensation	252	431	483
Increase in other current assets	(2,936)	(463)	(162)
Depreciation and amortization	290	315	219
Increase in trade payables	2,217	401	323
Increase in other payables	114	60	150
Increase (decrease) in other liabilities	17	(3)	(15)
Change in fair value of financial liabilities	387	-	-
Decrease in provision	-	-	(6)
Interest on leases	51	47	29
Provision of borrowing to related parties	621	89	-
Share in (earnings) losses of associated companies, net	(106)	101	1
Issuance of shares for directors	54	53	36
Net cash flow used in operating activities	(5,223)	(3,908)	(3,515)

Cash flows from investing activities:
Purchase of property, plant and equipment	(152)	(297)	(235)
Capitalized development cost	(975)	(1,468)	(723)
Net cash flow used in investing activities	(1,127)	(1,765)	(958)

Cash flows from financing activities:
Payments of borrowings to related parties	(172)	(103)	(144)
Payment of lease liabilities	(55)	(98)	(12)
Exercise of warrants	-	395	-
Proceeds from issuance of convertible notes	581	-	-
Proceeds from issuance of shares, net	182	5,892	6,857
Proceeds from bridge loans and warrants	3,310	32	-
Net cash flow from financing activities	3,846	6,118	6,701

Increase (decrease) in cash and cash equivalents	(2,504)	445	2,228
Cash and cash equivalents at beginning of year	4,171	4,341	1,708
Exchange rate differences on cash and cash equivalent	(269)	(615)	405
Cash and cash equivalents at end of year	1,398	4,171	4,341

The accompanying notes are an integral part of the consolidated financial statements.

F-8

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 1 – GENERAL:

A.	Security Matters Limited (“Security Matters” or the “Company”, and together with its subsidiaries, the “Group”) was incorporated in May 2018 under Australian law. Security Matters’s registered address is Mespil Business Center, Mespil House, Sessex Road, Dublin 4, Ireland, D04 T4A6.

The Group engages in research and development to permanently and irrevocably “mark” any object either solid, liquid or gas, allowing identification, circularity, proof of authenticity, tracking supply chain movements and quality assurance for countless products in virtually every industry.

Security Matters’ technology comprises a chemical-based hidden “barcode” system, alongside a unique “reader” to identify these codes, and a blockchain record to store and protect ownership data. Security Matters offers a business-to-business (B2B), “white-label” solution that serves market leaders’ needs for authentication, supply chain integrity and quality assurance.

B.	On March 7, 2023 the business combination (the “Business Combination”) with Lionheart III Corp (“Lionheart”) was completed, following that a newly-formed parent company – SMX (Security Matters) Public Limited Company (“SMX PLC”), (formerly called Empatan Public Limited Company) is listed in the NASDAQ stock exchange under the ticker SMX.

On July 26, 2022, the Company and Lionheart, a publicly traded special purpose acquisition company (SPAC), entered into a business combination agreement (“BCA”) and accompanying scheme implementation deed (“SID”). Under the BCA, the existing Lionheart stockholders receiving SMX PLC Shares and warrants in exchange for their existing Lionheart shares and warrants and all shares in the Company being cancelled in return for SMX PLC shares and resulting in the Company becoming a wholly owned subsidiary of SMX PLC.

The Business Combination resulted in 97.58% redemption and with 3,061 remaining funds in the trust account. The transaction cost amounted to 17,300.

C.	During the 12 months ended December 31, 2022, the Company incurred operating losses and negative cash flows from operating activities. The Company has not yet generated significant revenues. As discussed in Note 12, during the fourth quarter of 2022 the Company entered into binding loan agreements with existing shareholders. As discussed in Note 24 (4), the Company executed an equity line agreement. The Company has also the ability to decrease its expenses in order to meet its existing cash flow streams. Management believes that the proceeds from the recent funding agreements, combined with its cash on hand, equity line and the Company’s plans, are sufficient to meet the Company’s obligations as they come due in the foreseeable future. There are no assurances, however, that the Company will be able to obtain an adequate level of financial resources that are required for its long-term business plan.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies followed in the preparation of the financial statements, on a consistent basis, are:

Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”). The financial statements have been prepared under the historical cost convention except for certain financial liabilities which are measured at fair value until conversion. The Company has elected to present the statement of comprehensive income using the function of expense method.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Security Matters Limited as of December 31, 2022 and 2021 and the results of all subsidiaries for the three years in the period then ended. Security Matters Limited and its subsidiaries together are referred to in these financial statements as the Group or the “consolidated entity”.

Subsidiaries are all those entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and until the date that control is lost.

Intercompany transactions between entities in the consolidated entity are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.

Accounting Estimates and Assumptions

The preparation of the consolidated financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities and expenses. These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are reported in the period of the change in estimate. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.

Cash and cash equivalents

Cash equivalents are considered by the Group to be highly liquid investments, including, inter alia, short-term deposits with banks and the maturity of which do not exceed three months at the time of deposit, and which are not restricted.

F-9

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Foreign currency

The consolidated financial statements are prepared in US Dollars which is the presentation currency of the Group. Security Matters Limited’s functional currency is Australian Dollars.

The functional currency of Security Matters Ltd. (Israel) is New Israeli Shekels. The functional currency of Security Matters Canada Ltd. Is Canadian Dollars. The functional currency of Security Matters France Ltd. Is Euro. The functional currency of SMX Beverages Pty Ltd. Is Australian Dollars.

Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 (“The Effects of Changes in Foreign Exchange Rates”). Accordingly, transactions and balances have been converted as follows:

●	Assets and liabilities – at the rate of exchange applicable at the reporting date;
●	Expense items – at annual average rate at the statements of financial position date.
●	Share capital, capital reserve and other capital movement items were at rate of exchange as of the date of recognition of those items.
●	Accumulated deficit was based on the opening balance for the beginning of the reporting period in addition to the movements mentioned above.
●	Exchange gains and losses from the aforementioned conversion are recognized in the statement of other comprehensive lose in Foreign Currency Translation Reserve.

Investments in associated companies

Investments in associated companies are accounted under the equity method and are initially recognized at cost. The investment’s cost includes transaction costs. The consolidated financial statements include the Group’s share in net income or loss, in other comprehensive income or loss, and in the net assets of associated companies accounted by the equity method from the date when significant influence or joint control materialized, until the date on which the conditions for significant influence or joint control are no longer met.

Losses of an associate in amounts which exceed its equity are recognized by the Company to the extent of its investment in the associate plus any losses that the Company may incur as a result of a guarantee or other financial support provided in respect of the associate.

Loss per share

Basic loss per share

Basic loss per share is calculated by dividing the net loss attributable to the owners of Security Matters Limited, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Diluted earnings per share

Potential ordinary shares are included in the computation of diluted earnings per share when their conversion decreases earnings per share. Potential Ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share.

Governmental grants

Government grants received for the use of research and development activities, for which the Group undertook to pay royalties to the state, contingent on future sales arising from this financing, were treated as forgivable loans. The grant was recognized as a liability in the financial statements, except when there is reasonable assurance that the Group will comply with the conditions for the forgiveness of the loan, then it would be recognized as a government grant. When the loan bears a below-market rate of interest, the liability is recognized at its fair value in accordance with the market interest rate prevailing at the time of receiving the grant. The difference between the consideration received and the liability recognized at inception was treated as a government grant and recognized as a reimbursement of research expenses. The repayment of the liability to the state is reviewed every reporting period, with changes in the liability resulting from a change in the expected royalties recognized in profit or loss.

F-10

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Fair value measurement

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

A.	In the principal market for the asset or liability; or
B.	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Classification of financial instruments by fair value hierarchy

The financial instruments presented in the statements of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	-	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.
Level 3	-	Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Financial assets

The Group classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Group’s accounting policy for each category is as follows:

Other receivables: These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services, but also incorporate other types of contractual monetary asset. These assets are carried at amortized cost less any provision for impairment.

The Group has no financial assets classified at Fair value through profit or loss.

Financial liabilities

financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability.

After initial recognition, the Group measures all financial liabilities at amortized cost using the effective interest rate method, which ensures that any interest expense over the period is at a constant interest rate on the balance of the liability carried in the statement of financial position, except for measured at fair value through profit or loss:

These financial liabilities comprise of derivatives that are options which are to be settled in equity instruments but nevertheless do not meet the definitions of equity instrument. At initial recognition, the Group measures those financial liabilities at fair value. Transaction costs are recognized in profit or loss. After initial recognition, changes in fair value are recognized in profit or loss.

F-11

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Impairment of financial assets

The Group recognizes a loss allowance for expected credit losses on financial assets which are either measured at amortized cost or fair value through other comprehensive income. The measurement of the loss allowance depends upon the Group’s assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.

Where there has not been a significant increase in exposure to credit risk since initial recognition, a 12-month expected credit loss allowance is estimated. This represents a portion of the asset’s lifetime expected credit losses that is attributable to a default event that is possible within the next 12 months. Where a financial asset has become credit impaired or where it is determined that credit risk has increased significantly, the loss allowance is based on the asset’s lifetime expected credit losses. The amount of expected credit loss recognized is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate. The loss allowance is recognized in profit or loss.

Impairment of non-financial assets

Intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Property, plant and equipment

Items of property, plant and equipment are initially recognized at cost. Cost includes directly attributable costs and the estimated present value of any future costs of dismantling and removing items. Depreciation is computed by the straight-line method, based on the estimated useful lives of the assets, as follows:

%
Computers	33
Machines and equipment	20
Furniture and office equipment	10
Leasehold improvements	5

Leasehold improvements are depreciated over the term of the expected lease including optional extension, or the estimated useful lives of the improvements, whichever is shorter.

Reimbursement of research and development expenses

Reimbursements in proof of concept (POC) agreements of expenditures on research and development in order to achieve commercial agreement once this activity will be result successful, are offset in profit or loss against the related expenses (research and development expenses). Any IP generated from this activity remains at the ownership of the Group.

F-12

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Right-of-use assets

All leases are accounted for by recognizing a right-of-use asset and a lease liability.

A right-of-use asset is recognized at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the Group expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

Lease liabilities

All leases are accounted for by recognizing a right-of-use asset and a lease liability. Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the rate implicit in the lease unless (as is typically the case) this is not readily determinable, in which case the Group’s incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

●	amounts expected to be payable under any residual value guarantee.
●	the exercise price of any purchase option granted in favor of the Group if it is reasonably certain to exercise that option.
●	any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Subsequent to initial measurement lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Lease liabilities are remeasured when there is a change in future lease payments arising from a change in an index or rate or when there is a change in the assessment of the term of any lease the remeasurement being recognized in front of the right of use assets.

Employee benefits

The Group has several employee benefit plans as to Israeli employees:

1.	Short-term employee benefits: Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.
2.	Post-employment benefits: The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans. The Group has defined for most of its employees contribution plans pursuant to Section 14 to the Israel Severance Pay Law since 2004 under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods.

Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense simultaneously with receiving the employee’s services and no additional provision is required in the financial statements except for the unpaid contribution.

F-13

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Intangible assets

Intangible assets include capitalized technology development costs. Expenditures on research activities are recognized in profit or loss as incurred. Expenditures on internally developed products are mainly employee salaries and legal fees for filing of patents and are capitalized when the Group demonstrates all the following criteria:

a.	The technical feasibility of completing the intangible asset so that it will be available for use or sale.
b.	The intention to complete the intangible asset and use or sell it.
c.	The ability to use or sell the intangible asset.
d.	The probability of the intangible asset to generate future economic benefits. Among other things, the Group considers the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.
e.	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.
f.	The ability to measure reliably the expenditures attributable to the intangible asset during its development.

The recognition criteria above are considered by the Group at each stage of development to determine when the criteria have been initially met in full.

The technical feasibility criteria is determined to be met when the milestone of initial marking and reading capabilities is satisfied. The milestone’s identification occurs only following a detailed broad mapping of the raw material characteristics and establishing the formula for the chemical marker architecture to be embedded into the raw material based on industry standards and regulations. The result is the initial evidence that the x-ray algorithm of the designated reader is in a stage that can identify the marker and convey information. At this stage, the Group believes that the technical feasibility of completing the development for use is probable.

The Group notes that technical feasibility has been established and the achieved technology is ready for the next stage which consists of performing a proof-of-concept pilot with an industry partner, in order to adapt the technology for the relevant industry and adjust the development to meet the industry’s needs.

Currently, the Group’s capitalized development activities focus on:

1.	Development of marker architecture to be embedded topically or in-situ (application) for each material/product within the optimal industrial manufacturing phase, based on industry standards and regulations.
2.	Semi Industrial scale – technology implementation in semi-industrial production.
3.	Development of a digital platform to support the end-to-end traceability from raw material to final product to recycling.

The Group’s management has the full intention to complete the development of the technology and ultimately to sell it. This intention is demonstrated by initiating partnerships with industry market leaders and continuing the development into the next phase. The Group’s intention is also reflected in the Group’s approved budget.

The Group’s management intends to concentrate its future sales and marketing efforts in the U.S. market, including recruitment of sales and marketing personnel. It plans to advance successful proof-of-concept pilots performed with industry leading partners, and further advance its innovative technology and commercialization efforts and collaborations in the segments relevant to its technology.

The Group’s business model targets leading brands and manufacturers in order to create a new market standard for circular economy solutions, brand authentication and supply chain integrity. The Group’s technology is applicable for multiple industries such as gold, fashion, electronics and circular economy – plastic and rubber. The Group is able to provide an adaptive solution for multiple market segments, based on a unified technology solution, through collaborative relationships with leading market companies which provide it with access to various potential entities to sell its solution. This is part of the Group’s strategy to create strategic partnerships with market leaders across its main segments of activity. The Group believes that this close collaboration with market leaders, and developing a product that meets their requests, suggest that there is a strong potential market for its development.

F-14

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Intangible assets (Cont.)

Adequate technical and financial resources are available to complete the development; the development will be completed by the Group’s technology team which consists of professional experienced scientists and engineers, with a track record in the industrial sector and with financial resources successfully raised through the issuance of ordinary shares and loans. The Group has already accomplished its core technology development and is currently focused on development of specific adjustments for different market segments. This stage is focused and short-termed, therefore, management believes that limited financial resources are required for completing the development and that there is high probability for commencing commercial agreements following the successful proof-of-concept pilots.

The Group has financial systems in place that allow it to maintain records in sufficient detail that enable it to measure reliably the expenditures attributable to the intangible asset during its development.

Development expenditures not satisfying all the above criteria are recognized in the consolidated statement of comprehensive income as incurred.

Subsequent measurement

In subsequent periods, capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

An asset is ready for its intended use, when the developed technology becomes operational and the Group completes an initial customization for a client’s specific needs, which means that the technology is fully implemented in the customer’s manufacturing processes and ready for its intended use. The management estimates that in approximately two years such customization will be completed, and amortization will commence.

Intangible assets with a finite useful life are amortized over their estimated useful lives and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for intangible assets are reviewed at least at each year end.

The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. An expenditure incurred in development activities, including the Group’s software development is capitalized only where it clearly increases the economic benefits to be derived from the asset to which it relates, the expenditure will lead to new or substantially improved products, the products are technically and commercially feasible and the Group has sufficient resources to complete the development and reach the stage for which the product is ready for use.

All other expenditure, including those incurred in order to maintain an intangible assets current level of performance, is expensed as incurred.

Share-based compensation

The Group measures the share-based expense and the cost of equity-settled transactions with employees and service providers by reference to the fair value of the equity instruments at the date at which they are granted. The Group selected the Black-Scholes model as the Group’s option pricing model to estimate the fair value of the Group’s options awards. The model is based on share price, grant date and on assumptions regarding expected volatility, expected life of the options, expected dividend, and a no risk interest rate. As for granted options which are settled in equity instruments, the fair value of the options at the grant date is charged to the statement of comprehensive loss over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.

New standards, interpretations and amendments not yet effective

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early.

The following amendments are effective for the period beginning January 1, 2023:

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2);
●	Definition of Accounting Estimates (Amendments to IAS 8); and
●	Deferred Tax Related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12).

The following amendments are effective for the period beginning January 1, 2024:

●	IFRS 16 Leases (Amendment – Liability in a Sale and Leaseback)
●	IAS 1 Presentation of Financial Statements (Amendment – Classification of Liabilities as Current or Non-current)
●	IAS 1 Presentation of Financial Statements (Amendment – Non-current Liabilities with Covenants)

The Group is currently assessing the impact of these new accounting standards and amendments.

The Group does not expect any other standards issued by the IASB, but not yet effective, to have a material impact on the Group.

F-15

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS:

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements.

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate. The key assumptions made in the financial statements are discussed below.

Share based payments

The Group has a share-based remuneration scheme for employees. The fair value of share options is estimated by using the Black-Scholes model, which was derived to model the value of the firm’s equity over time. The simulation model was designed to take into account the unique terms and conditions of the performance shares and share options, as well as the capital structure of the firm and the volatility of its assets, on the date of grant based on certain assumptions. Those conditions are described in the share-based compensation note and include, among others, the dividend growth rate, expected share price volatility and expected life of the options. The fair value of the equity settled options granted is charged to statement of profit or loss over the vesting period of each tranche and the credit is taken to equity, based on the consolidated entity’s estimate of shares that will eventually vest.

Intangible assets

The Group capitalizes costs for its developed projects when specific criteria are met. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is achievable, usually when a product development project has reached a defined milestone according to an established project management model. The management makes assumptions regarding the expected future economic benefit to be derived from the intangible asset and therefore whether the capitalized costs are expected to be recovered.

This amount of capitalized costs includes significant investment in the development of marking and reading capabilities in the subject material. Prior to being marketed, the Group will obtain a proof-of-concept pilot with an industry leading partner. The innovative nature of the product gives rise to some judgement as to whether the proof-of-concept will be successful such that it will lead to obtaining commercial contracts with customers. See also Note 2 – Intangible Assets.

The Management bases its estimates on historical experience, assumptions, and information currently available and deemed to be reasonable at the time the financial statements are prepared. However, actual amounts may differ from the estimated amounts as more detailed information becomes available. Estimates and assumptions are reviewed on an ongoing basis and, if necessary, changes are recognized in the period in which the estimate is revised.

Financial liability at fair value

The fair value of financial liabilities at fair value was estimated by using a Black Scholes model and Monte-Carlo simulation approach, which was aimed to model the value of the Company’s assets over time. The simulation approach was designed to take into account the terms and conditions financial liability, which are described in Note 12 and Note 23, as well as the capital structure of the Company and the volatility of its assets. The valuation was performed based on management’s assumptions and projections.

NOTE 4 – OTHER CURRENT ASSETS:

	December 31, 2022	December 31, 2021
Prepaid expenses (*)	3,157	454
Tax authorities	358	280
Proof of concept receivables	86	116
Other	72	70
Total	3,673	920

*	The prepaid expenses include 3,123 for December 31, 2022, which related to the anticipated SPAC transaction costs (refer to Note 1).

F-16

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 5 – PROPERTY AND EQUIPMENT, NET:

	Leasehold improvements	Machines and Equipment	Furniture and Office Equipment	Computers	Right of use assets	Total

Cost
At January 1, 2022	81	1,233	83	99	628	2,124
Additions	-	135	-	17	49	201
Deductions					(21)	(21)
Currency translation adjustments	(18)	(221)	(18)	(14)	(64)	(335)
At December 31, 2022	63	1,147	65	102	592	1,969
Accumulated depreciation
At January 1, 2022	20	645	33	72	162	932
Depreciation	4	202	7	19	39	271
Currency translation adjustments	(6)	(148)	(9)	(17)	(23)	(203)
At December 31, 2022	18	699	31	74	178	1,000
Net book value at December 31, 2022	45	448	34	28	414	969

	Leasehold improvements	Machines and Equipment	Furniture and Office Equipment	Computers	Right of use assets	Total

Cost
At January 1, 2021	69	847	73	72	606	1,667
Additions	3	275	1	18	-	297
Currency translation adjustments	9	111	9	9	22	160
At December 31, 2021	81	1,233	83	99	628	2,124
Accumulated depreciation
At January 1, 2021	13	399	23	48	85	568
Depreciation	5	187	7	16	72	287
Currency translation adjustments	2	59	3	7	5	76
At December 31, 2021	20	645	33	71	162	932
Net book value at December 31, 2021	61	588	50	28	466	1,192

F-17

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 6 – CONVERTIBLE NOTE:

In May 2022, the Company issued 828,240 convertible notes (the “Convertible Notes”), with a face value of AUD 1 (USD 0.7) per each Convertible Note, for an aggregate amount of AUD 828 thousand (569). The Convertible Notes have a maturity date of six months from issuance date. The conversion price is as follows: (i) if the Company executes a binding agreement for an M&A transaction or receives USD $20 million or more in return for the issuance of shares on or before December 31, 2022, the principal amount of each Convertible Note will automatically be converted into shares in the Company. The issuance price per share will be calculated at a 20% discount to the higher of the offer price or price paid by the investors participating in the qualified transaction, as such term is defined in the Convertible Notes agreement, subject to a floor cap of no lower than AUD 0.15 (USD 0.11) per share. In July 2022, the Company entered into a Business Combination Agreement that will be subject to de-listing of the Company’s ordinary share capital from the Australian Stock Exchange following receiving an Australian court approval of the future merger (ii) if the Company has not executed a binding agreement for a qualified transaction until December 31, 2022, the Convertible Notes balance will automatically convert into ordinary shares at that date. The issuance price per share will be calculated at a 20% discount to the 5-21 day volume weighted average price to December 31, 2022, as such term is defined in the Convertible Notes agreement, subject to a cap of no lower than AUD 0.15 (USD 0.11) per share, and on December 31, 2022 the investors will also be issued unlisted two year options on a 1:2 basis with an exercise price of AUD 0.45 (USD 0.32) per share. As of December 31, 2022, the Convertible Note amounted to 563.

In July 2022, an amendment to the Convertible Notes agreements was signed between the Company and the investors which prescribes a cancellation of the Convertible Notes and replacing them with the issuance of 1,000,000 ordinary shares of the Company (with the occurrence of the Business Combination).

On March 7, 2023, the Convertible Notes were converted to 1,000,000 ordinary shares of the Company.

NOTE 7 – INVESTMENTS IN ASSOCIATED COMPANIES:

Entity	Country of Incorporation	Percentage Owned December 31, 2022	Percentage Owned December 31, 2021
Yahaloma Technologies Inc.	Canada	50%	50%
True Gold Consortium Pty Ltd	Australia	44.4%	45.5%
SMX Beverages Pty Ltd	Australia	100%	50%

The proportion of ownership interest is equal to the proportion of voting power held.

F-18

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 7 – INVESTMENTS IN ASSOCIATED COMPANIES (CONT.):

Yahaloma Technologies Inc.

On April 30, 2019, Security Matters Ltd. Signed an agreement with Trifecta Industries Inc. (“Trifecta”) for the commercialization of Security Matters Ltd.’s trace technology in the diamonds and precious stone industry.

Under the terms of the agreement, Security Matters Ltd. And Trifecta established a new entity – Yahaloma Technologies Inc. (“Yahaloma”), which is equally held by Security Matters Limited and Trifecta.

Yahaloma will have the exclusive rights and responsibility to commercialize the Group’s intellectual property in the area of diamonds or precious stone. Management has assessed the transaction and reached the conclusion that the new entity is jointly controlled by Security Matters Limited and Trifecta. Management has further determined that the contractual arrangement provides the parties to the joint arrangement with rights to the net assets of the arrangement. The contractual arrangement establishes each party’s share in the profit or loss relating to the activities of the arrangement. The arrangement is a joint venture and the Company’s interests in this joint venture is accounted for using the equity method of accounting.

SMX Beverages Pty Ltd

On February 10, 2020, the Company signed an agreement with Global BevCo Pty Ltd. (“Global BevCo”), an Australian company for the commercialization of Group’s trace technology in the alcoholic beverages industry. Under the terms of the agreement, the Company and Global BevCo established a new private entity, SMX Beverages Pty Ltd (“SMX-B”), which is equally held by the above two-mentioned entities. The Company has the exclusive rights and responsibility to commercialize the Group’s intellectual property in the area of alcoholic beverages.

The joint arrangement is a joint venture and the Company’s interests in its associate is accounted for using the equity method of accounting.

On December 24, 2021, the Company signed an agreement with Global BevCo to acquire the remaining 50% shares in SMX-B in exchange for 8,000,001 options of the Company at exercise price of AUD 0.4, with an expiration date of March 25, 2027. Total fair value is AUD 960,000 (USD 721,424), and the acquisition was settled on March 25, 2022. The Company assigned the consideration to technology license intellectual property. The total fair value of the options was determined according to Black & Scholes model, free rate interest of 2.5%, expected life 5 years. The acquisition agreement also provides a five-year consulting agreement to Global BevCo including AUD 13,500 per month and a 5% revenue share for referred clients.

True Gold Consortium Pty Ltd

On July 29, 2020, the Company signed a shareholders’ agreement with W.A. Mint Pty Ltd. And True Gold Consortium Pty Ltd. (“True Gold”). The purpose of the agreement is to set the framework for True Gold’s activity. True Gold’s goal is to establish an industry standard with the development of an innovative system that can mark (at a molecular level), track and trace gold bars and gold through every stage of the supply chain with blockchain technology. Under the terms of the agreement, True Gold will be equally held by the above two-mentioned entities, with the goal of adding other shareholders.

The Company’s management has assessed the transaction and reached the conclusion that the new entity is jointly controlled by Security Matters Limited, and W.A. Mint Pty Ltd. The Company’s management has further determined that the contractual arrangement provides the parties to the joint arrangement with rights to the net assets of the arrangement. The contractual arrangement establishes each party’s share in the profit or loss relating to the activities of the arrangement. The arrangement is a joint venture and the Company’s interests in this joint venture is accounted for using the equity method of accounting.

F-19

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 7 – INVESTMENTS IN ASSOCIATED COMPANIES (CONT.):

Reconciliation of the consolidated entity’s carrying amount

	December 31, 2022	December 31, 2021	December 31, 2020
Security Matters Limited’s share of net assets	115	248	249
Company’s share in net profits (losses) of associated companies	106	(101)	(1)
Closing carrying amount	221	147	248

NOTE 8 – INTANGIBLE ASSETS, NET:

	Capitalization of development cost	Purchased license	Total
	US$ in thousands	US$ in thousands	US$ in thousands
COST
As of January 1, 2022	4,024	-	4,024
Capitalized development cost	975	721	1,696
Currency translation adjustments	(500)	(66)	(566)
As of December 31, 2022	4,499	655	5,154

Accumulated amortization
As of January 1, 2022	116	-	116
Amortization	14	-	14
Currency translation adjustments	(3)	-	(3)
As of December 31, 2022	127	-	127

Net book value as of December 31, 2022	4,372	655	5,027

F-20

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 8 – Intangible assets, NET (CONT.):

Capitalization of development cost
US$ in thousands
COST
As of January 1, 2021	2,332
Capitalized development cost	1,468
Currency translation adjustments	224
As of December 31, 2021	4,024

Accumulated amortization
As of January 1, 2021	88
Amortization	28
As of December 31, 2021	116

Net book value as of December 31, 2021	3,908

An intangible asset at the amount of 145 is being amortized, the amortization completed by December 31, 2022. The rest of the intangible asset balance has not yet been amortized.

Intangible assets as of December 31, 2022, consist of capitalized technology development costs of the Group’s core technology as well as the cost of the exclusive license intellectual property (721) which includes the addition amount as a result of the acquisition of additional 50% interest in SMX Beverages Pty Ltd (Note 7). The acquired rights have not yet commenced amortization as the license was not yet commenced usage.

NOTE 9 – LEASES:

The Group has lease contracts for office facilities (including a lab) and motor vehicles used in its operations. Leases of office and lab facilities generally have lease term of 12 years, motor vehicles generally have lease terms of 3 years.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Office and lab facilities	Motor vehicles	Total
At January 1, 2022	446	20	466
Additions	49	—	49
Foreign currency translation	(35)	(6)	(41)
Deductions	(7)	(14)	(21)
Depreciation expense	(39)	—	(39)
As at December 31, 2022	414	—	414

F-21

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 9 – LEASES (CONT.):

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	December 31, 2022	December 31, 2021
At January 1,	503	589
Additions	49	—
Deductions	(21)	—
Accretion of interest	51	47
Foreign exchange differences	(57)	(35)
Lease Payments	(55)	(98)
As at December 31,	470	503

Current	30	37
Non-current	440	466

The following are the amounts recognized in profit or loss:

	December 31, 2022	December 31, 2021
Depreciation expense of right-of-use assets	39	72
Interest expense on lease liabilities	51	47
Foreign Exchange different	16	(35)
Expense relating to short-term leases	-	-
Total amount recognized in profit or loss	106	84

NOTE 10 – OTHER PAYABLES:

	December 31, 2022	December 31, 2021

Employees, salaries and related liabilities	392	500
Related party	56	24
Liabilities for grants received (Note 19)	50	30
Accrued expenses	—	49
Derivative financial liability (Note 13)	—	32
Other	152	38
Total	650	673

F-22

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 11 – BORROWINGS FROM RELATED PARTIES:

In 2015, the Group signed an agreement to receive a loan of ILS 2 million (approximately 513) from its shareholders.

These loan bears interest at an annual rate of 4%.

	December 31, 2022	December 31, 2021
Balance at January 1,	270	280
Payment of borrowings	(172)	(103)
Provision for bonus (include interest)	621	89
Exchange rate differences	(9)	4
Balance at December 31,	710	270

In consideration of providing funding as a seed capitalist, the Company agreed to provide, as additional consideration, a bonus payments (the “Bonus Payments”) on the occurrence of an exit or major liquidity event. In any way, the Bonus Payments are capped at ILS 3 million (approximately 965) per each of the two lenders.

The Bonus Payments are intended to operate in one of the two trigger events:

(i)	dividend distributions paid by the Company; or

(ii)	the sale of shares by a lender in Security Matters Ltd. (either in the event of a takeover or otherwise)

Only if the aggregate amounts of one of the two trigger events exceeds the investment of the lenders in the Company (in a way of loan or shares), then the lender would be entitled the Bonus Payments based on a formula set forth in the agreement.

The amount of the Bonus Payments is the amount that exceeds the aggregate sum invested in the Company (in a way of loan or shares) by the lender divided by several factors according to the formula as set forth in the agreement.

There is no time limit to pay the Bonus Payments. Once the Company has paid each Bonus Payment in its entirety (i.e., the cap of ILS 3 million has been paid to each Lender), then the Company has fulfilled its obligations. When the Bonus Payments are not expected to be made, the resulting cash flows will not affect profit and loss until the point in which the Company estimates that the liquidity events will take place. As of December 31, 2021, the Company estimated that is more likely than not that the shareholders will sell their shares in 2022 which will entitle them to the Bonus Payments. The amount of the Bonus Payment is subject to assumptions that were made with the assistance of external appraisal. As a result, the increase in the carrying amount of the liability was charged as expense of $87 to profit and loss in 2021. In August 2022 the loan from related party has been fully repaid. In August 2022, the Company signed an addendum to the loan agreement that reduces the total amount of the Bonus Payments to ILS 2.5 million (approximately $710), to be paid upon the completion of the business combination (refer also to Note 24 – Subsequent Events). As of December 31, 2022, the Company estimated that is more likely than not that the business combination will be completed in the foreseeable future, as a result, the Company updated the liability according to the addendum which described above, the carrying amount of the liability was increased to $710 and charged as expense of $621 to profit and loss in 2022.

NOTE 12 – BRIDGE LOANS AND DERIVATIVE FINANCIAL LIABILITY:

Between August to December 2022, the Company entered into bridge loan agreements (the “Bridge Loans”) with seven lenders, which lent the Company an aggregate amount of 3,310. The Bridge Loans have a maturity date of up to two years and bears interest rate of 10% per annum. The Bridge Loans were accounted in accordance with amortized cost method.

F-23

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 12 – BRIDGE LOANS AND DERIVATIVE FINANCIAL LIABILITY (CONT.):

As part of the Bridge Loans agreements, the lenders were granted with three types of warrants:

(i)	Bonus Warrants – 215,500 warrants to purchase ordinary shares of SMX PLC (refer to Note 1) at an exercise price of USD 11.50 per share. The Bonus Warrants term is five years commencing upon the Business Combination (refer to Note 1).

Management utilized a third-party appraiser to assist them in valuing the Bonus Warrants. The fair value of the Bonus Warrants was calculated using the Black and Scholes model. As of December 31, 2022, the fair value of the Bonus Warrants was 24.

(ii)	Redeemable Warrants Type 1 – 342,000 warrants to purchase ordinary shares of SMX PLC (refer to Note 1) at a purchase price of USD 11.50 per share. The Redeemable Warrants Type 1 term is five years commencing upon the Business Combination (refer to Note 1).

●	50.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the Business Combination for USD 5.00 per warrant.
●	25.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder for the 30 days following the third anniversary of the Business Combination for USD 5.00 per warrant.
●	25.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder for the 30 days following the fourth anniversary of the Business Combination for USD 5.00 per warrant.

Each investor has the option to decide that the Company will satisfy any or each redemption through the issuance of ordinary shares of SMX PLC based upon a 20% discount to the 20 trading day VWAP preceding each such anniversary.

Management utilized a third-party appraiser to assist them in valuing the Redeemable Warrants Type 1. The fair value of the Redeemable Warrants Type 1 was calculated using Monte-Carlo simulation model. As of December 31, 2022, the fair value of the Redeemable Warrants Type 1 was 1,973.

(iii)	Redeemable Warrants Type 2 – 120,000 warrants to purchase ordinary shares of SMX PLC (refer to Note 1) at a purchase price of USD 11.50 per share. The Redeemable Warrants Type 2 term is five years commencing upon the Business Combination (refer to Note 1).

●	50.00% of the Redeemable Warrants Type 2 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the first anniversary of the Business Combination for USD 5.00 per warrant.
●	50.00% of the Redeemable Warrants Type 2 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the second anniversary of the Business Combination for USD 5.00 per warrant.

Each investor has the option to decide that the Company will satisfy any or each redemption through the issuance of ordinary shares of SMX PLC based upon a 20% discount to the 20 trading day VWAP preceding each such anniversary.

Management utilized a third-party appraiser to assist them in valuing the Redeemable Warrants Type 2. The fair value of the Redeemable Warrants Type 2 was calculated using Monte-Carlo simulation model. As of December 31, 2022, the fair value of the Redeemable Warrants Type 1 was 696.

The main assumptions used in the three valuation models described above were: (1) risk free rate 3.99%; (2) volatility of assets 81.03%; and (3) excepted terms of the warrants -5.18 years. All warrants were classified as a derivative financial liability and are re-measured each reporting date, with changes in fair value recognized in finance expense (income), net.

In the event that the Business Combination shall not be consummated, the Bonus Warrants and the Redeemable Warrants type 1 and 2 shall be exchanged for such number of warrants for the Company’s ordinary shares.

F-24

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 13 – SHAREHOLDERS’ EQUITY

A.	The ordinary shares in the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if and when declared.

	Number of shares
	December 31, 2022		December 31, 2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares	167,854,581	167,854,581	165,532,264	165,532,264

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

B.	Increase in issued share capital:

1)	In August 2022, the Company raised capital, in consideration of an aggregate of 254 net proceeds. An amount of 22 capital raise fee was paid in cash to the financial advisor. The Company issued 2,000,000 shares.

2)	In October 2021, the Company raised capital, in consideration of an aggregate of 1,890 net proceeds. An amount of 115 capital raise fee was paid in cash to the financial advisor. The Company issued 8,938,666 shares and 4,469,333 warrants. The terms of the warrants specify that each warrant has an exercise price of AUD 0.4 and expires in March 2022. Upon exercise the holder would receive one ordinary share and another unlisted warrant that bears an exercise price of AUD 0.7, converted to one ordinary share and expired on January 20, 2023. The warrants were considered to be a derivative financial liability and measured at fair value. The fair value of the warrant derivative is not material.

3)	In May 2021, the Company issued 15,270,249 shares in consideration of an aggregate of 4,034 net proceeds.

4)	During 2021, 1,774,744 warrants were exercised to 1,774,744 ordinary shares, for aggregate net proceeds of 395.

F-25

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 13 – SHAREHOLDERS’ EQUITY (CONT.):

C.	Options granted to employees and service providers:

1)	In June 2018, the Company has adopted a Share Option Plan (the “Plan”) to provide an incentive to retain, in the employment or service or directorship of the Company and provide the ability to attract new employees, directors or consultants whose services are considered valuable. The persons eligible to participate in the Share Option Plan include employees, directors and consultants of the Company or any subsidiary of the Company.

2)	A summary of the status of the Company’s Share Option Plan granted to employees (including performance-based awards) and changes during the relevant period ended on that date is presented below:

	Year ended December 31, 2022		Year ended December 31, 2021
	Number of options (in thousands)	Weighted average Exercise price (AUD)	Number of options (in thousands)	Weighted average Exercise price (AUD)
Outstanding at beginning of year	11,280	0.27	9,530	0.23
Issue of options	1,000	0.27	1,850	0.45
Expired	(7,600)	0.22	(100)	0.34

Outstanding at end of year	4,680	0.35	11,280	0.27
Exercisable options	2,835	0.28	4,318	0.27

The options to employees outstanding as of December 31, 2022, are comprised, as follows:

Exercise price (AUD)	Outstanding as of December 31, 2022	Weighted average remaining contractual term	Exercisable as of December 31, 2022	Weighted average remaining contractual term
		(years)		(years)
0.12-0.2	800	4.59	400	4.64
0.2	955	0.67	878	0.67
0.31-0.357	2075	2.56	1432	2.15
0.6	100	2.24	100	2.24
0.7	750	3.97	25	3.74
	4,680		2,835

1.	In 2022, the Company granted 600,000 options to employees and 1,600,000 options to consultants. These grants carry an exercise price of between AUD 0.03-0.14, vesting period up to 4 years from the grant date, contractual life of the options under the Plan is 5 years. The fair value at grant date is 154.

2.	In 2021, the Company granted 250,000 options to employees and 5,400,000 options to consultants. These grants carry an exercise price of between AUD 0.35-0.70, vesting period up to 4 years from the grant date, contractual life of the options under the Plan is 5 years. The fair value at grant date is 622.

F-26

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 13 – SHAREHOLDERS’ EQUITY (CONT.):

D.	Options granted to employees and service providers (cont.):

3.	In 2020, the Company granted 1,055,000 options to employees, 750,000 options to consultants and 2,500,000 options to a board member. These grants carry an exercise price of between AUD 0.20-0.70, vesting period up to 4 years from the grant date, contractual life of the options under the Plan is 5 years. The fair value at grant date is 533.

4.	The Company granted 322,317 shares in 2022 and 257,562 shares in 2021 to its Board members in lieu of cash remuneration. The fair value at grant date is 54 in 2022 and 53 in 2021.

5.	The expenses for the options that were not recognized as of December 31, 2022, amount to 152.

6.	The options issued in 2022 and 2021, were valued using the Black-Scholes pricing model. The main parameters which were used are: (1) risk-free rate: 0.11-3.55%; (2) expected volatility: 64-118%: (3) expected term: up to 5 years; and (4) expected dividend yield: 0%.

E.	Performance options:

1)	In August 2018, two Executive Directors were granted 10,000,000 Performance Options with an exercise price of AUD 0.2, for which their remuneration will be dependent on the Company satisfying several commercial and technological milestones. These milestones are reviewed by the Board of Directors and need to be achieved in 4 years since the date it was granted. If the milestones are not reached in 4 years, the options will expire. As of December 31, 2022, the Company did not reach the milestones. The Performance Options were expired.

2)	In August 2021, Executive Director was granted 167,000 options and a key management was granted 500,000 options based on a non-market condition for which if the Company raises an aggregated amount of at least 10 million in one raise (including by way of a merger with a company with such amount in its treasury) 80% of the options will become vested. If an amount of 20 million or more is raised in one raise all options will become vested. The exercise price is AUD 0.7 and the expiration date is December 6, 2026. The Company believes it is probable that the milestone will be reached. The fair value at grant date is 98.

3)	In July 2021, several employees were granted 1,100,000 options based on a non-market condition for which the options shall vest upon meeting the following conditions: (1) Company raised an aggregated amount of at least 20 million (including by way of a merger with a company with such amount in its treasury) (2) 25% of the options shall vest after one year and thereafter 6.25% at the end of every three months (3) the employees must continue to provide services to Company. The exercise price is AUD 0.351 and the expiration date is by July – September 2026. The Company believes it is probable that the milestone will be reached. The fair value at grant date is 214.

4)	In July 2022, several employees were granted 200,000 options based on a non-market condition for which the options shall vest upon meeting the following conditions: 25% on the first anniversary of the Vesting Commencement Date and additional 6.25% at the end of each three months of continuous services thereafter. However, if Company or a parent thereof commences trading on NASDAQ, all options shall become fully vested. The exercise price is AUD 0.7-0.8 and the expiration date is by July 2027. The options became fully vested on the consummation of the Business Combination in 2023. The fair value at grant date is 10.

F-27

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 13 – SHAREHOLDERS’ EQUITY (CONT.):

E. Performance options (cont.):

5)	In June 2022, a key management was granted 200,000 options based on a non-market condition for which the options shall vest upon meeting the following conditions: The options will vest upon successful listing on NASDAQ/merger with SPAC. The exercise price is AUD 0.4 and the expiration date is by June 2027. The options became fully vested on the consummation of the Business Combination in 2023. The fair value at grant date is 5.

6)	In May 2022, a consultant was granted 250,000 options based on a non-market condition for which if the options will vest upon successful IPO of the Company on NASDAQ. The exercise price is AUD 0.11 and the expiration date is May 26, 2027. The options became fully vested on the consummation of the Business Combination in 2023. The fair value at grant date is 19.

NOTE 14 – RESEARCH AND DEVELOPMENT EXPENSES, NET:

	December 31, 2022	December 31, 2021	December 31, 2020
Salaries and related expenses	2,166	1,795	1,186
Subcontractors and consultants	374	631	509
Research expenses	316	252	155
Depreciation and amortization	255	287	243
Share based compensation	127	100	47
Travel expenses	50	42	11
Freight	30	23	33
Other	6	-	53
Reimbursement from paid pilots and proof of concept projects	(1,426)	(1,091)	(548)
Total	1,898	2,039	1,689

NOTE 15 – GENERAL AND ADMINISTRATIVE EXPENSES:

	December 31, 2022	December 31, 2021	December 31, 2020
Professional services	1,105	1,089	1,257
Wages and salaries related	935	752	409
Travel expenses	223	-	65
Office and maintenance	145	116	120
Share based compensation	137	331	436
Insurance	60	102	101
Depreciation and amortization	35	28	16
Other	83	64	43
Total	2,723	2,482	2,447

F-28

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 16 – TAXES ON INCOME:

1.	The Company is incorporated and domiciled in Australia where the applicable tax rate is 27.5%.

2.	Theoretical tax:

	December 31, 2022	December 31, 2021	December 31, 2020
Reconciliation of income tax at the statutory rate
Loss before income tax	(6,184)	(4,939)	(4,573)

Theoretical tax rate of 27.5%	(1,701)	(1,358)	(1,257)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible expenditure and others	335	118	132
Unrecognized temporary differences and tax losses for which deferred tax weren’t recognized	1,366	1,240	1,125
Income tax / (benefit)	—	—	—

3.	As of December 31, 2022, the Group has estimated carry forward tax losses of approximately 24,106 (2021: 17,659 2020:13,151) which may be carried forward and offset against taxable income for an indefinite period in the future. The Group did not recognize deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable.

NOTE 17 – LOSS PER SHARE

	December 31, 2022	December 31, 2021	December 31, 2020

Net loss attributable to the owners of the company	(6,184)	(4,939)	(4,573)

Basic and diluted loss per share	(0.04)	(0.03)	(0.04)
Weighted average number of ordinary shares
Weighted average number of ordinary shares used in calculating basic and diluted loss per share	167,855	151,850	125,960

F-29

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 18 – RELATED PARTIES:

Key Management Personnel Compensation and other related party transactions and balances:

The key management personnel, among others includes board members, CEO and CFO.

The totals of remuneration paid to Key Management Personnel and related parties during the years are as follows:

1. Transactions with related parties:	December 31, 2022	December 31, 2021
Issuance of options to related party	721	-
Short-term salary and fees	508	475
Loan repayment	172	103
Share based payments	98	105
Post-employment retirement benefits	94	92
Payment for Administrative services	36	39
Non-monetary benefits	29	11
Proof of Concept projects paid by affiliated companies	(1,064)	(695)
	(594)	130

2. Balance with related parties:		December 31, 2022	December 31, 2021
Key management	Salary and related	(99)	(86)
Directors	Salary and related	(82)	(11)
Shareholders	Borrowings from related parties	(710)	(270)
Shareholders	Other accounts payable	(56)	(24)
Joint Ventures	Other receivables	59	74
Joint Ventures	Investment in subsidiary	221	147
		(667)	(170)

NOTE 19 – GOVERNMENT GRANTS

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. This is conducted via the Israel Innovation Authority (IIA), which replaced the former Office of the Chief Scientist (OCS).

The Group has an approved project with the IIA under which it received a total of 162 in prior years.

The Group is subject to paying 3% of its relevant revenues until repayment of the entire grant. As of December 31, 2022, the Group paid an amount of 3.

The difference between the consideration received and the liability recognized at inception (present value) was treated as a government grant according to IAS 20 and recognized as a reimbursement of research expenses.

	December 31, 2022	December 31, 2021
Short term liability at year end	50	30
Long term liability at year end	85	85
Total	135	115

F-30

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 20 – CONTROLLED ENTITIES

The ultimate legal parent entity of the Group is Security Matters Limited, incorporated and domiciled in Australia. The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policies described in Note 2.

Controlled entity	Country of Incorporation	Percentage Owned December 31, 2022	Percentage Owned December 31, 2021
Security Matters Ltd.	Israel	100%	100%
Security Matters Canada Ltd.	Canada	100%	100%
Security Matters France Ltd.	France	100%	100%
SMX Beverages Pty Ltd.	Australia	100%	50%

Security Matters Canada

Security Matters Canada was founded in March 2021 for commercializing the group’s activity in Canada. During the period Security Matters Canada has not yet started its operations.

Security Matters France

Security Matters France was founded in June 2021 for commercializing the group’s activity in EU. During the period Security Matters France has not yet started its operations.

SMX Beverages Pty Ltd

SMX Beverages Pty Ltd was founded in February 2020 as a joint venture for commercializing the group’s alcoholic beverages activity. Since March 2022, SMX Beverages Pty Ltd has been a wholly owned subsidiary (Note 7). During the period SMX Beverages Pty Ltd has not yet started its operations.

NOTE 21 – COMMITMENTS AND CONTINGENT LIABILITIES:

As part of the Board’s ongoing regulatory compliance process, the Board continues to monitor legal and regulatory developments and their potential impact on the Company. Management is not aware of any contingencies that may have a significant impact on the financial position of the Company.

1.	In January 2015, the Company entered an agreement with Isorad Ltd. (a company wholly owned by the State of Israel with rights to exclusively commercialize the Soreq Research Center technology for civilian uses), according to which the Company was granted technological license in return for future royalties based on 2.2% of Gross sales by the Company and its affiliates and after 25 years the license becomes royalty-free. Upon the occurrence of an M&A event (as such event is defined in the agreement to include mergers, sale of all or substantially all the assets of ours and similar event), in the first M&A event, the Company is to pay a consideration equal to 1% of the amount received or transferred and in the second M&A event, a consideration equal to 2% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

On January 2023, the Company signed an amendment to the agreement that determine the following: (1) for the BCA with Lionheart, Isorad was issued (a) 864,000 options to purchase shares of the Company, the options were issued in January 2023 and valued using the Black-Scholes pricing model. The main parameters which were used are: (1) risk-free rate: 3.42%; (2) expected volatility: 81.92%: (3) expected term: up to 3 years; and (4) expected dividend yield: 0%; (b) Additionally, Isorad will be entitled to 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transaction and until 13 months thereafter (to be paid after reaching an aggregated received amount of 27 million, or at the end of such 13 months, the earlier thereof). (2) Exit fee - in the occurrence of the first M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of the Company and similar event) after the closing of the BCA with SPAC, the Company is to pay a cash amount equal to 1.5% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

F-31

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 21 – COMMITMENTS AND CONTINGENT LIABILITIES (CONT.):

2.	The Group leases its offices and laboratory under an operating lease agreement, as well as two company cars which are all recognized within lease balances in the financial statements.

3.	As Described in Note 11 borrowings from related parties, the Company is committed to pay a bonus payment upon achieving certain goals. The Bonus Payments were examined by an external valuator and based on management’s projections and insights it has estimated that the value of the Lender’s Bonus is estimated at the amount of 87 as of December 31, 2021. In August 2022, the Company signed an addendum to the loan agreement that reduces the maximum total amount of the Bonus Payments to ILS 2.5 million (approximately 710), to be paid upon the completion of the business combination. As of December 31, 2022, the bonus was recorded in the amount of 710.

4.	As Described in Note 19 Government grants, the Company has a contingent liability of 166 (unpaid governance grant dependent on the Company’s future revenues) for the Israel Innovation Authority (IIA), which replaced the former Office of the Chief Scientist (OCS) for grants received to fund an approved research and development project.

NOTE 22 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

Financial risk management objectives

The Group’s activities expose it to a variety of financial risks: foreign currency risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, ageing analysis for credit risk and beta analysis in respect of investment portfolios to determine market risk.

Foreign currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Group’s functional currency. The Group is exposed to foreign exchange risk arising from currency exposure primarily with respect to the USD and Euro. The Group’s policy is not to enter into any currency hedging transactions.

The carrying amounts of the Group foreign currency denominated monetary liability at the reporting date are as follows:

	Assets		Liabilities
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
USD	1,214	481	(99)	—
EUR	28	135	(73)	—
	1,242	616	(172)	—

F-32

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 22 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

Sensitivity analysis

A 10% strengthening of the United States Dollar against the following currencies would have increased (decreased) equity and the income statement by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. For a 10% weakening of the United States Dollar against the relevant currency, there would be an equal and opposite impact on the profit and other equity.

	December 31, 2022	December 31, 2021
Assets less liabilities	1,115	481
	10%	10%
	112	48

Price risk

The consolidated entity is not exposed to any significant price risk.

Interest rate risk

The consolidated entity is not exposed to any significant interest rate risk.

Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Group closely monitors the activities of its counterparties and controls the access to its intellectual property which enables it to ensure the prompt collection. The Group’s main financial assets are cash and cash equivalents as well as other receivables and represent the Group’s maximum exposure to credit risk in connection with its financial assets. Wherever possible and commercially practical, the Group holds cash with major financial institutions in Israel and Australia.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31, 2022	December 31, 2021
Cash and cash equivalents	1,398	4,171
Other receivables	158	920
Total	1,556	5,091

F-33

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 22 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and the maturity of liabilities do not match. An unmatched position potentially enhances profitability but can also increase the risk of loss. The Group has procedures to minimize such loss by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities. As of the balance sheet date, the Group has a positive working capital.

The following tables detail the Group’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

As of December 31, 2022	Less than 1 year	1-5 years	Over 5 years

Financial liabilities at amortized cost
Trade and other payables	3,622	—	—
Bridge loans (Note 23)	—	989	—
Government grants	75	84	—
Lease liability	72	371	270
Borrowings	710	—	—
Total	4,479	1,444	270

As of December 31, 2021	Less than 1 year	1-5 years	Over 5 years

Financial liabilities at amortized cost
Trade and other payables	1,589	—	—
Lease liability	37	272	193
Borrowings	270	—	—
Total	1,896	272	193

F-34

SECURITY MATTERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except per share data)

NOTE 23 – FAIR VALUE MEASUREMENT:

Fair value hierarchy

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three-level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

As of December 31, 2022	Level 1	Level 2	Level 3	Total
	US$ in thousands
Liabilities
Derivative financial liabilities (Note 22)	—	—	2,693	2,693
Total	—	—	2,693	2,693

As of December 31, 2021	Level 1	Level 2	Level 3	Total
	US$ in thousands
Liabilities
Derivative financial liability	—	32	—	32
Total	—	32	—	32

NOTE 24 – SUBSEQUENT EVENTS:

Since the reporting date the following significant events have occurred:

1.	On January 25, 2023, the Company issued 250,000 in principal amount of convertible notes for an aggregate amount of 250. These convertible notes have a maturity date of the earlier between December 31, 2024 and the date of any change in control (excluding the Business Combination). The convertible notes has an interest rate of 15% per annum. The convertible notes shall be converted into common shares at a conversion price of USD 10.
2.	In January 2023, the Company signed an amendment to the agreement with Isorad that determine the following: (1) for the BCA with Lionheart, Isorad was issued (a) 864,000 options to purchase shares of the Company, the options were issued in January 2023 and valued using the Black-Scholes pricing model. The main parameters which were used are: (1) risk-free rate: 3.42%; (2) expected volatility: 81.92%: (3) expected term: up to 3 years; and (4) expected dividend yield: 0%; (b) Additionally, Isorad will be entitled to 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transaction and until 13 months thereafter (to be paid after reaching an aggregated received amount of 27 million, or at the end of such 13 months, the earlier thereof). (2) Exit fee - in the occurrence of the first M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of the Company and similar event) after the closing of the BCA with SPAC, the Company is to pay a cash amount equal to 1.5% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.
3.	On March 2, 2023, the Group signed an amendment that postponed the Bonus payment from borrowing from related party to March 31, 2024 (see Note 11).
4.	In February 2023, SMX PLC entered a Standby Equity Facility to raise up to $25,000 of common stock over the course of 36 months. SMX PLC will issue to the investor the common stock at a purchase price as one of two options (i) equal to 96% of the weighted average price (“VWAP”) of the common stock during the applicable pricing period (ii) equal to 97% of the lowest VWAP of the common stock during a pricing period of 3 consecutive trading days commencing on the relevant period. SMX PLC issued in advance part of the common stocks for proceeds of $3,500 as follows (i) $1,500 at the initial closing (was received on March 2023) (ii) $2,000 upon effectiveness of a registration statement that was filed initially in March 2023.
5.	During 2023, the Company entered into an additional bridge loan agreement (the “Additional Bridge Loans”), in which the Company raised an aggregate amount of $550. The Additional Bridge Loans have a maturity date of up to two years and bears interest rate of 10% per annum.
6.	In March 2023, the Group signed an addendum to the Bridge Loans agreements (see also Note 12) which converted $1,350 into common shares and deferred the remaining cash payments to March 31, 2024.
7.	On March 7, 2023, certain of the Company’s Convertible Notes (see also Note 6) were converted to 1,000,000 ordinary shares of the Company.
8.	The financial statements were authorized for issuance on April 25, 2023.

F-35

LIONHEART III CORP

F-36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Lionheart III Corp

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Lionheart III Corp (the “Company”) as of December 31, 2022, the related statements of operations, stockholders’ deficit and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2022.

New York, NY

April 28, 2023

PCAOB ID Number 100

F-37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Lionheart III Corp

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Lionheart III Corp (the “Company”) as of December 31, 2021, the related statements of operations, stockholders’ deficit and cash flows for the period from January 14, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from January 14, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s business plan is dependent on the completion of a business combination and the Company has mandatory liquidation and subsequent dissolution, should the Company be unable to complete a business combination, raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LP

We have served as the Company’s auditor from January 19, 2021 to May 11, 2022.

Houston, TX

April 13, 2022

PCAOB ID Number 688

F-38

LIONHEART III CORP

BALANCE SHEETS

	December 31,
	2022	2021
ASSETS
Current assets
Cash	$7,139	$1,416,688
Prepaid expenses	82,833	269,097
Total Current Assets	89,972	1,685,785

Prepaid expenses - Long-term	—	82,833
Marketable securities held in Trust Account	128,866,401	126,251,590
TOTAL ASSETS	$128,956,373	$128,020,208

LIABILITIES, CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION, AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accrued expenses	$4,672,162	$290,375
Accrued offering costs	46,291	61,131
Income taxes payable	326,878	—
Promissory note - related party	400,000	—
Total Current Liabilities	5,445,331	351,506

Deferred underwriting fee payable	4,375,000	4,375,000
Total Liabilities	9,820,331	4,726,506

Commitments (Note 6)

Class A common stock subject to possible redemption; 12,500,000 shares at redemption value of $10.26 and $10.10 per share as of December 31, 2022 and 2021, respectively	128,304,683	126,250,000

Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 400,000 shares issued and outstanding (excluding 12,500,000 shares subject to possible redemption) as of December 31, 2022 and 2021	40	40
Class B common stock, $0.0001 par value; 50,000,000 shares authorized; 3,125,000 shares issued and outstanding as of December 31, 2022 and 2021	313	313
Additional paid-in capital	—	—
Accumulated deficit	(9,168,994)	(2,956,651)
Total Stockholders’ Deficit	(9,168,641)	(2,956,298)
TOTAL LIABILITIES, CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION, AND STOCKHOLDERS’ DEFICIT	$128,956,373	$128,020,208

The accompanying notes are an integral part of the financial statements.

F-39

LIONHEART III CORP

STATEMENTS OF OPERATIONS

	For the Year Ended December 31,	For the Period from January 14, 2021 (Inception) through December 31,
	2022	2021
Operating and formation costs	$5,620,593	$344,618
Loss from operations	(5,620,593)	(344,618)

Other income:
Interest earned on marketable securities held in Trust Account	1,789,811	1,590
Total Other income	1,789,811	1,590

Loss before provision for income taxes	(3,830,782)	(343,028)
Provision for income taxes	(326,878)	—
Net loss	$(4,157,660)	$(343,028)

Basic and diluted weighted average shares outstanding, Class A common stock	12,900,000	1,947,863
Basic and diluted net loss per share, Class A common stock	$(0.26)	$(0.07)

Basic and diluted weighted average shares outstanding, Class B common stock	3,125,000	2,912,749
Basic and diluted net loss per share, Class B common stock	$(0.26)	$(0.07)

The accompanying notes are an integral part of the financial statements.

F-40

LIONHEART III CORP

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2022 AND FOR THE PERIOD FROM JANUARY 14, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

	Class A		Class B		Additional		Total
	Common Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance - January 14, 2021 (Inception)	—	$—	—	$—	$—	$—	$—

Issuance of Class B common stock to Initial Stockholders	—	—	3,125,000	313	24,687	—	25,000

Sale of 400,000 Common Stock in Private Placement Units	400,000	40	—	—	3,999,960	—	4,000,000

Sale of 2,000,000 Private Placement Warrants	—	—	—	—	2,000,000	—	2,000,000

Fair Value of Public Warrants	—	—	—	—	3,875,000	—	3,875,000

Allocated value of transaction costs to warrants	—	—	—	—	(251,816)	—	(251,816)

Accretion to amount subject to redemption	—	—	—	—	(9,647,831)	(2,613,623)	(12,261,454)

Net loss	—	—	—	—	—	(343,028)	(343,028)

Balance - December 31, 2021	400,000	40	3,125,000	313	—	(2,956,651)	(2,956,298)

Accretion to amount subject to redemption	—	—	—	—	—	(2,054,683)	(2,054,683)

Net loss	—	—	—	—	—	(4,157,660)	(4,157,660)

Balance - December 31, 2022	400,000	$40	3,125,000	$313	$—	$(9,168,994)	$(9,168,641)

The accompanying notes are an integral part of the financial statements.

F-41

LIONHEART III CORP

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,	For the Period from January 14, 2021 (Inception) through December 31,
	2022	2021
Cash Flows from Operating Activities:
Net loss	$(4,157,660)	$(343,028)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(1,789,811)	(1,590)
Changes in operating assets and liabilities:
Prepaid expenses - short-term	186,264	(269,097)
Prepaid expenses - long-term	82,833	(82,833)
Accrued expenses	4,381,787	290,375
Income taxes payable	326,878	—
Net cash used in operating activities	(969,709)	(406,173)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(825,000)	(126,250,000)
Net cash used in investing activities	(825,000)	(126,250,000)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to the Sponsor	—	25,000
Proceeds from sale of Units, net of underwriting discounts paid	—	122,500,000
Proceeds from sale of Private Placement Units	—	4,000,000
Proceeds from sale of Private Placement Warrants	—	2,000,000
Advances from related party	—	12,000
Repayment of advances from related party	—	(12,000)
Proceeds from promissory note - related party	400,000	75,000
Repayment of promissory note - related party	—	(75,000)
Payment of offering costs	(14,840)	(452,139)
Net cash provided by financing activities	385,160	128,072,861

Net Change in Cash	(1,409,549)	1,416,688
Cash — Beginning of year	1,416,688	—
Cash — End of year	$7,139	$1,416,688

Non-Cash investing and financing activities:
Deferred underwriting fee payable	$—	$4,375,000
Offering costs included in accrued offering costs	$—	$339,131

The accompanying notes are an integral part of the financial statements.

F-42

LIONHEART III CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS, AND GOING CONCERN

Lionheart III Corp (“Lionheart” or the “Company”) was incorporated in Delaware on January 14, 2021. The Company is a blank check company formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”).

The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

Business Prior to the Business Combination

As of December 31, 2022, the Company had not commenced any operations. All activity for the period from January 14, 2021 (inception) through December 31, 2022 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statements for the Company’s Initial Public Offering were declared effective on November 3, 2021. On November 8, 2021, the Company consummated the Initial Public Offering of 12,500,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of its over-allotment option in the amount of 1,000,000 Units, at $10.00 per Unit, generating gross proceeds of $125,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 2,000,000 warrants (each, a “Private Placement Warrant” and, collectively, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant and the sale of 400,000 units (the “Private Placement Units” and, together with the Private Placement Warrants, the “Private Securities”) in a private placement to Lionheart Equities, LLC (the “Sponsor”) and Nomura Securities International, Inc. (“Nomura”), Northland Securities, Inc. and Drexel Hamilton, LLC, the underwriters of the Initial Public Offering (the “Underwriters”), generating gross proceeds of $6,000,000, which is described in Note 4.

Transaction costs amounted to $7,388,270, consisting of $2,500,000 of underwriting fees, $4,375,000 of deferred underwriting fees and $513,270 of other offering costs.

Following the closing of the Initial Public Offering on November 8, 2021, an amount of $126,250,000 ($10.10 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Securities was placed in a trust account (the “Trust Account”), invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company’s stockholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Securities, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination having an aggregate fair market value of at least 80% of the assets held in the Trust Account (as defined below) (excluding taxes payable on income earned on the Trust Account) at the time of the agreement to enter into an initial Business Combination. The Company intends to only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.10 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

F-43

LIONHEART III CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 immediately prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC containing substantially the same information as would be included in a proxy statement prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor and the Underwriters have agreed to vote their Founder Shares (as defined in Note 5), Placement Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or do not vote at all.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the Public Shares, without the prior consent of the Company.

The Sponsor and the Underwriters have agreed (a) to waive their redemption rights with respect to the Founder Shares, Placement Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination and certain amendments to the Amended and Restated Certificate of Incorporation or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until 12 months from the closing of the Initial Public Offering (or up to 18 months in total if the Company extends the period of time to consummate our initial business combination in accordance with the terms described in the registration statement related to the Initial Public Offering) to complete a Business Combination (the “Combination Period”), subject to the Sponsor depositing additional funds into the Trust Account as set forth below. If the Company is unable to complete a Business Combination within the Combination Period and stockholders do not approve an amendment to the Amended and Restated Certificate of Incorporation to extend this date, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (which interest shall be net of taxes payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

In order for the time available for the Company to consummate an Initial Business Combination to be extended, for each one-month extension, the Sponsor or its affiliates or designees must deposit into the Trust Account $412,500 based on the underwriters’ over-allotment option being fully exercised ($0.033 per share), on or prior to the date of the applicable deadline up to an aggregate of $2,475,000. Any such payments would be made in the exchange for a non-interest bearing, unsecured promissory note which would be repaid, if at all, at the option of the Sponsor, from funds released to the Company upon completion of an Initial Business Combination or via conversion of a portion or all of the total loan amount into units at a price of $10.00 per unit, which units will be identical to the Private Placement Units.

The holders of the Founder Shares and Placement Shares will agree to waive liquidation rights with respect to such shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsors acquire Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

F-44

LIONHEART III CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

In order to protect the amounts held in the Trust Account, the Sponsor will agree to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.10 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the interest which may be withdrawn to pay the Company’s tax obligation and up to $100,000 for liquidation expenses, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account (even if such waiver is deemed to be unenforceable) and except as to any claims under the Company’s indemnity of the underwriters of Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

The Business Combination

On March 7, 2023, the Company, Security Matters Limited, a formerly publicly traded company on the Australian Securities Exchange (the “SMX” and “SMX Australia”), SMX PLC, and Aryeh Merger Sub, Inc., a Delaware corporation (“Merger Sub”) consummated the previously announced business combination (the “Business Combination”), pursuant to the terms of the Business Combination Agreement (the “BCA”) and the Scheme Implementation Deed (the “SID”), dated July 26, 2022, by and among Lionheart, SMX Australia, SMX PLC and Merger Sub. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Business Combination Agreement.

Subject to the terms of the BCA and the SID, all SMX Australia shares were cancelled in return for the issuance of Class A ordinary shares of SMX PLC to all current shareholders, and SMX PLC receiving one share in SMX Australia (resulting in SMX Australia becoming a wholly owned subsidiary of SMX PLC). Additionally, Merger Sub merged with and into Lionheart, with Lionheart surviving as a wholly owned subsidiary of SMX PLC, with existing Lionheart stockholders receiving Class A ordinary shares of SMX PLC in exchange for their existing Lionheart shares of common stock and existing Lionheart warrant holders had their warrants automatically adjusted to become exercisable in respect of SMX PLC Class A ordinary shares instead of Lionheart Class A common stock.

On January 30, 2023, the Company held a special meeting of its stockholders (the “Meeting”) to consider and vote upon the proposal to approve the proposed business combination with SMX, which was approved. At the Meeting, holders of an aggregate of 12,442,441 of 12,500,000 shares of Class A Common Stock of the Company, par value $0.0001 per share, elected to redeem their shares.

Business Combination Agreement

On July 26, 2022, the Company entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “BCA”) and SID by and among the Company, Security Matters Limited, a publicly traded company on the Australian Securities Exchange (“ASX”)(“SMX”), Empatan Public Limited Company, a public limited company incorporated in Ireland (“Parent”), and Aryeh Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

Subject to the terms and conditions set forth in the BCA, including the approval of the Company’s stockholders, the parties thereto will enter into a business combination transaction (the “Business Combination”), pursuant to which, among other things Merger Sub shall be merged with and into the Company with the Company continuing as a wholly owned subsidiary of Parent.

Scheme of Implementation Deed

Under the SID, SMX has agreed to propose a scheme of arrangement under Part 5.1 of the Corporations Act (“Scheme”) and capital reduction (“Capital Reduction”) which, if implemented, will result in all shares in SMX being cancelled in return for the issue of ordinary shares of Parent (“Parent Shares”), with Parent then being issued shares in SMX (“SMX Shares”) (resulting in SMX becoming a wholly owned subsidiary of Parent), subject to SMX shareholder approval, Australian court approval and the satisfaction of various conditions.

F-45

LIONHEART III CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

In addition, SMX has agreed to propose an option scheme of arrangement under Part 5.1 of the Corporations Act (“Option Scheme”) which, if implemented, will result in the SMX options held by participants in the Option Scheme being subject to a cashless exercise based on a Black-Scholes valuation, in exchange for SMX Shares. Under the Scheme those shares will be cancelled and such participants receiving Parent Shares on the basis of the Scheme consideration, subject to SMX option holder approval, Australian court approval and the satisfaction of various conditions.

On January 8, 2023, the Company, SMX and the Parent entered into a Deed of Variation - Scheme Implementation Deed (the “Deed of Variation”) to the previously announced SID dated July 26, 2022 between the parties to, among other things, implement certain amendments to the SID that were requested by the Australian Securities and Investments Committee (“ASIC”) in connection with ASIC’s required review of the transaction, including changes to the definitions of “Lionheart Material Adverse Effect” and “SMX Material Adverse Effect”. All other terms of the SID remain unchanged.

On January 19, 2023, the Company, SMX and the Parent entered into a Deed of Variation - Scheme Implementation Deed (the “Deed of Variation”) to the previously announced SID dated July 26, 2022 between the parties to, among other things, implement certain amendments to the SID, including clarifications of references to certain option grants and security interests. All other terms of the SID remain unchanged.

Consideration

Subject to the terms and conditions set forth in the BCA and the SID, SMX shareholders will receive consideration the Scheme of 1 Parent Share per 10.3490 SMX shares having an implied value of $10.00 per Parent Share and Parent will become the holder of all of the issued shares in SMX and Lionheart, with SMX being delisted from the ASX.

Under the BCA, Merger Sub will merge with and into Lionheart, with Lionheart surviving the merger as a wholly owned subsidiary of Parent, with existing Lionheart stockholders and warrant holders receiving Parent Shares and warrants (“Parent Warrants”), as further described in the BCA, in exchange for their existing Lionheart shares and warrants, subject to Lionheart stockholder approval and the satisfaction of various other conditions.

Representations and Warranties

The BCA and SID, collectively, contain customary representations and warranties of the parties thereto with respect to the parties, the transactions contemplated by the BCA and the SID and their respective business operations and activities. The representations and warranties in the BCA and SID shall terminate and expire upon the occurrence of the closing of the transactions contemplated thereby Closing.

Conditions to Closing

Consummation of the Business Combination is subject to conditions that are customary for a transaction of this type in the United States, including, among others: (a) there being no order, temporary restraining order, preliminary or permanent injunction, decree or ruling issued by a court of competent jurisdiction or governmental authority, enjoining, restraining or otherwise imposing a legal restraint on the consummation of the closing; (b) approval by Lionheart’s stockholders of certain proposals to be set forth in the Proxy Statement/Prospectus; (c) approval by SMX shareholders of the Scheme, (d) approval by an Australian court of the Scheme; (e) the Parent Shares and Parent Warrants to be issued pursuant to the BCA and the SID being approved for listing on the Nasdaq Capital Market; and (f) the Form F-4 containing the Proxy Statement/Prospectus being declared effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”).

Chairman Agreement

Mr. Ophir Sternberg and Parent entered into a Chairman Agreement (the “Chairman Agreement”). Pursuant to the Chairman Agreement, beginning at the closing of the Business Combination, Mr. Sternberg will serve as the Chairman of the Board of Directors of Parent (the “Parent Board”) for so long as he serves as a member of the Parent Board, unless he is earlier terminated. Mr. Sternberg will not receive any cash compensation for his service on the Parent Board nor will he be entitled to participate in any employee benefit plans of Parent.

F-46

LIONHEART III CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

The Chairman Agreement provides that Mr. Sternberg will be granted restricted stock units of Parent representing 3% of the issued and outstanding Parent Shares as of the grant date in accordance with and subject to the terms and conditions of the Parent’s 2022 Incentive Plan. Mr. Sternberg’s restricted stock units are subject to time-based vesting, as follows: 20% vest on the grant date, and the remaining restricted stock units will vest in quarterly installments thereafter over a period of three years subject to his continued service on the Parent Board as of each vesting date subject to earlier vesting as forth below.

In the event of the expiration or termination of the Chairman Agreement for any reason other than termination for Cause (as defined in the Chairman Agreement), any unvested outstanding equity awards held by Mr. Sternberg will immediately vest and become nonforfeitable. In the event of the termination of the Chairman Agreement by Parent for Cause, all unvested outstanding equity awards will be cancelled and forfeited, and Mr. Sternberg will not be entitled to any payment in connection therewith.

The Chairman Agreement states that Mr. Sternberg will honor his confidentiality obligations after the termination of his services.

Independent Contractor Agreement

Mr. Faquiry Diaz Cala and Parent entered into an independent contractor agreement (the “Independent Contractor Agreement”). The Independent Contractor Agreement provides for an initial term of three years that automatically renews for one-year terms thereafter, so long as Ophir Sternberg is the Chairman of the Parent Board. Notwithstanding the foregoing, the Independent Contractor Agreement is terminable by either party at any time, with or without Cause (as defined in the Independent Contractor Agreement), effective upon notice to the other party.

In exchange for his services, Mr. Diaz Cala will be compensated and reimbursed in the total amount of $84,000, annually, payable in twelve equal monthly payments. In addition, the Independent Contractor Agreement provides that Mr. Diaz Cala will be granted restricted stock units of Parent representing 1% of the issued and outstanding Parent Shares as of the grant date in accordance with and subject to the terms and conditions of Parent’s 2022 Incentive Plan. Mr. Diaz Cala’s restricted stock units are subject to time-based vesting, as follows: 20% vest on the grant date, and the remaining restricted stock units will vest in quarterly installments thereafter over a period of three years subject to his continued service on the Parent Board as of each vesting date subject to earlier vesting as set forth below.

In the event of the termination of the Independent Contractor Agreement by Parent without Cause or upon a Change in Control (each such term as defined in the Independent Contractor Agreement), any unvested outstanding equity awards held by Mr. Diaz Cala will immediately vest and become nonforfeitable. In the event of the termination of the Independent Contractor Agreement for Cause by the Company or for any reason by Mr. Diaz Cala, all unvested outstanding equity awards will be cancelled and forfeited without consideration.

The Independent Contractor Agreement also contains non-solicitation and non-competition covenants, generally prohibiting Mr. Diaz Cala from (i) soliciting or hiring employees or business contacts during the one-year period that follows the termination of the Independent Contractor Agreement and (ii) directly or indirectly competing with Parent during the term of the Independent Contractor Agreement. In addition, the Independent Contractor Agreement states that Mr. Diaz Cala will honor his confidentiality obligations after the termination of his services.

Standby Equity Purchase Agreement

On February 23, 2023, the Company and YA II PN, Ltd., a Cayman Islands exempt limited partnership managed by Yorkville Advisors Global, LP (the “Investor”), entered into a Standby Equity Purchase Agreement (the “SEPA”).

Upon the closing of the Business Combination, the combined entity will have the right to issue and sell to the Investor, from time to time, as provided in the SEPA, and the Investor shall purchase from the Company, up to $25 million in aggregate gross purchase price (the “Commitment Amount”) of the newly issued shares of the Company’s ordinary shares, par value $0.0001 (the “Ordinary Shares”) (each such sale, an “Advance”) by delivering written notice to the Investor (each, an “Advance Notice” and the date on which the combined entity is deemed to have delivered an Advance Notice, the “Advance Notice Date”). The Ordinary Shares purchased pursuant to an Advance will be purchased at a price equal to (i) 96% of the VWAP of the Ordinary Shares during the period commencing upon receipt by the combined entity of written confirmation of acceptance of such Advance Notice by the Investor, and which confirmation shall specify such commencement time, and ending on 4:00 p.m. New York City time on the applicable Advance Notice Date or (ii) 97% of the lowest daily VWAP of the Ordinary Shares during the three consecutive trading days commencing on the Advance Notice Date; provided, however, that the Company may establish a minimum acceptable price in each Advance Notice below which the combine entity will not be obligated to make any sales to the Investor. “VWAP” means, for any trading day, the daily volume weighted average price of the Ordinary Shares for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P.

F-47

LIONHEART III CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

Pre-Paid Advance

In connection with the SEPA, and subject to the condition set forth therein, the Investor shall advance to the combined entity in the form of a convertible promissory notes in an aggregate principal amount of $3.5 million (the “Pre-Paid Advance”). The Pre-Paid Advance will be disbursed in two separate installments, the first for $1.5 million at the closing of the Business Combination and the second for $2 million upon the effectiveness of the Resale Registration Statement (as defined below). The purchase price for the Pre-Paid Advance will be 92.0% of the Pre-Paid Advance. Such Pre-Paid Advances will be offset upon the issuance of Ordinary Shares to the Investor at a price per share equal to the lower of (a) 100% of the daily VWAP of the Ordinary Shares on The Nasdaq Stock Market as of the trading day immediately prior to the date of the disbursement of the Pre-Paid Advance (the “Fixed Price”), or (b) 93.0% of the lowest daily VWAP of the Ordinary Shares on Nasdaq during the seven trading days immediately prior to each purchase (the “Variable Price” and the lower of the Fixed Price and the Variable Price shall be referred to as the “Purchase Price”); however, in no event shall the Purchase Price be less than the lower of $0.50 per share or 20% of the VWAP on the Trading Day immediately prior to the effectiveness of the initial Registration Statement for the underlying Ordinary Shares (the “Floor Price”). Interest shall accrue on the outstanding balance of any Pre-Paid Advance at an annual rate equal to 0%, subject to an increase to 15% upon an event of default as described in the applicable promissory note. The maturity date will be 12-months after the initial closing of the Pre-Paid Advance.

If, any time after a Pre-Paid Advance is issued, the daily VWAP is less than the Floor Price for five Trading Days during a period of 7 consecutive Trading Days (a “Floor Price Trigger”), or (ii) the Company has issued in excess of 95% of the Ordinary Shares available under the Exchange Cap (an “Exchange Cap Trigger”) (the last such day of each such occurrence, a “Trigger Date”) (a “Trigger Event”), the Company shall make monthly payments beginning on the 10th trading day after the Trigger Date and continuing on the same day of each successive calendar month. Each monthly payment shall be in an amount equal to the sum of (i) $500,000 of Principal in the aggregate among all promissory notes issued to the Investor (or the outstanding principal if less than such amount) (the “Triggered Principal Amount”), plus (ii) a payment premium of 7% in respect of such Triggered Principal Amount, and (iii) accrued and unpaid interest hereunder as of each payment date. The obligation of the Company to make monthly prepayments shall cease (with respect to any payment that has not yet come due) if any time after the Trigger Date (A) the daily VWAP is greater than the 110% of the Floor Price a period of five consecutive Trading Days in the event of a Floor Price Trigger, or (B) the date the Company has obtained stockholder approval to increase the number of Common Stock under the Exchange Cap and/ or the Exchange Cap no longer applies, in the event of an Exchange Cap Trigger, unless a subsequent Trigger Event occurs.

The issuance of the Ordinary Shares under the SEPA will be subject to certain limitations, including that (i) the Investor may not purchase any Ordinary Shares that would result in it owning more than 4.99% of the combined entity’s Ordinary Shares or (ii) the aggregate number of Ordinary Shares issued pursuant to Pre-Paid Advances (including the aggregation with the issuance of Ordinary Shares under other Advances cannot exceed 19.9% of the combined entity’s Ordinary Shares as of as of the date of the SEPA (referred to as the “Exchange Cap”). The Exchange Cap shall not be applicable if: (i) the combined entity’s stockholders have approved the issuance of Common Shares in excess of the Exchange Cap in accordance with the applicable rules of the Principal Market or (ii) to the extent that (and only for so long as) the Average Price for the issuance of Ordinary Shares equals or exceed the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the 6th Trading Day following the date of closing of the Business Combination (the “Effective Date”); or (ii) the average Nasdaq Official Closing Price for the five Trading Days immediately preceding the Effective Date.

Registration Rights Agreement

In connection with the entry of the SEPA, the Company entered into a Registration Rights Agreement with the Investor (the “Registration Rights Agreement”) pursuant to which the Company agrees to file within 15 business days of the date of the SEPA, a registration statement with the Securities and Exchange Commission (the “SEC”) covering the resale of the Ordinary Shares requested to be included in such registration statement (the “Resale Registration Statement”), and the Company shall use its best efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof, but in no event later than (i) the 30th calendar day following the filing of the Resale Registration Statement or (ii) in the event that there is a Pre-Paid Advance outstanding, the 30th calendar day following the date of the Registration Rights Agreement (or, the fifth calendar day following the date on which the Company is notified by the SEC that the Resale Registration Statement will not be or is no longer subject to further review and comments.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

F-48

LIONHEART III CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

Going Concern

As of December 31, 2022, the Company had cash of $7,139 not held in the Trust Account that is available for working capital purposes and had a working capital deficit of $4,793,641 when excluding Federal and Delaware tax liabilities that can be paid with the interest earned on the Trust Account.

The Company has incurred and expects to continue to incur significant costs in pursuit of its Business Combination. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management addressed this issue with the consummation of the Business Combination agreement on March 9, 2023 with SMX and has raised sufficient capital for its operations.

In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15. “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management believes that the funds which the Company has available following the completion of the Business Combination agreement will enable it to sustain operations for at least one year from the issuance date of these financial statements. Accordingly, substantial doubt about the Company’s ability to continue as a going concern as disclosed in previously issued financial statements has been alleviated.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

F-49

LIONHEART III CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2022 and 2021.

Marketable Securities Held in Trust Account

At December 31, 2022 and 2021, substantially all of the assets held in the Trust Account were held in money market funds which are invested primarily in U.S. Treasury securities. All of the Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in the Trust Account are included in interest earned on marketable securities held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2022 and 2021, Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable Class A common stock resulted in charges against additional paid-in capital and accumulated deficit.

At December 31, 2022 and 2021, the Class A common stock reflected in the balance sheets are reconciled in the following table:

Gross proceeds	$125,000,000
Less:
Proceeds allocated to Public Warrants	(3,875,000)
Class A common stock issuance costs	(7,136,454)
Plus:
Accretion of carrying value to redemption value	12,261,454
Class A common stock subject to possible redemption, December 31, 2021	126,250,000
Plus:
Accretion of carrying value to redemption value	2,054,683
Class A common stock subject to possible redemption, December 31, 2022	$128,304,683

F-50

LIONHEART III CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Loss per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. The Company has two classes of shares, which are referred to as Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of shares. Net loss per common share is computed by dividing net loss by the weighted average number of common stock outstanding for the period. Accretion associated with the redeemable shares of Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted loss per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 8,850,000 Class A common stock in the aggregate. As of December 31, 2022 and 2021, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net loss per common stock is the same as basic net loss per common stock for the periods presented.

The following table reflects the calculation of basic and diluted net loss per common stock (in dollars, except per share amounts):

	For the Year Ended December 31,		For the Period from January 14, 2021 (Inception) Through December 31,
	2022		2021
	Class A	Class B	Class A	Class B
Basic and diluted net loss per common stock
Numerator:
Allocation of net loss	$(3,346,884)	$(810,776)	$(137,467)	$(205,561)
Denominator:
Basic and diluted weighted average shares outstanding	12,900,000	3,125,000	1,947,863	2,912,749
Basic and diluted net loss per common stock	$(0.26)	$(0.26)	$(0.07)	$(0.07)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of funds could have a significant impact on the Company’s financial conditions, results of operations, and cash flows.

F-51

LIONHEART III CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

Fair value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active Markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Warrant Instruments

The Company accounts for the 8,450,000 warrants issued in connection with the Initial Public Offering and the private placement in accordance with the guidance contained in FASB ASC 815 “Derivatives and Hedging” where warrants that do not meet the criteria for equity treatment must be treated as liabilities. The Company evaluated and classified its warrant instruments under equity treatment and will be reported at carrying value. As of December 31, 2022 and 2021, there are 8,450,000 warrants outstanding (consisting of 6,250,000 Public Warrants, 2,000,000 Private Placement Warrants, and 200,000 Private Placement Warrants embedded in Private Units purchased by the Sponsor and the Underwriters).

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the sold 12,500,000 Units, which includes a full exercise by the underwriters of their over-allotment option in the amount of 1,000,000 Units, at a price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased 2,000,000 Private Placement Warrants, at a purchase price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $2,000,000, and 275,000 Private Placement Units, at a purchase price of $10.00 per Private Placement Unit, for an aggregate price of $2,750,000, and the Underwriters purchased 125,000 Private Placement Units at a price of $10.00 per Private Placement Unit, for an aggregate purchase price of $1,250,000, from the Company in a private placement. Each Private Placement Warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment (see Note 7). Each Private Placement Unit consists of one share of common stock (“Placement Share”) and one-half of one redeemable warrant (“Placement Warrant”). Each Placement Warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

The proceeds from the sale of the Private Securities were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Securities held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Securities and all underlying securities will expire worthless.

F-52

LIONHEART III CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On January 27, 2021, the Sponsor purchased 2,875,000 shares (the “Founder Shares”) of the Company’s common stock for an aggregate price of $25,000. On November 3, 2021, the Company effected a stock dividend resulting in the Sponsor holding an aggregate of 3,125,000 Founder Shares. The Company filed the Amended and Restated Certificate of Incorporation prior to the closing date of the Initial Public Offering such that the Company is authorized to issue shares of Class B common stock. Pursuant to the amendment, the Founder Shares were converted into shares of Class B common stock.

The Sponsor has agreed not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) six months after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 30 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Support Agreement

The Company entered into an agreement, commencing on November 2, 2021, to pay the Sponsor a total of $15,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the year ended December 31, 2022, the Company incurred $180,000 in fees for these services, of which $34,000 is included in accrued expenses in the accompanying balance sheet as of December 31, 2022. For the period from January 14, 2021 (inception) through December 31, 2021, the Company incurred $30,000 in fees for these services, of which $19,000 is included in accrued expenses in the accompanying balance sheet as of December 31, 2021.

Promissory Note — Related Party

On January 27, 2021, the Sponsor agreed to loan the Company an aggregate of up to $75,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Promissory Note”). The Promissory Note was non-interest bearing and was payable on the consummation of the Initial Public Offering. The outstanding balance under the Promissory Note of $75,000 was repaid at the closing of the Initial Public Offering on November 8, 2021. This note is no longer available to be drawn upon.

On December 8, 2022, the Sponsor agreed to loan the Company an aggregate of $400,000 (the “Second Promissory Note”). The Second Promissory Note is non-interest bearing and payable on the consummation of the business combination. As of December 31, 2022 and 2021, there were $400,000 and $0 amount outstanding under promissory note related party.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Placement Units. As of December 31, 2022 and 2021, there are no Working Capital Loans outstanding.

Extension Deposits by Related Party

In order for the time available for the Company to consummate an Initial Business Combination to be extended, for each one-month extension the Sponsor or its affiliates or designees must deposit into the Trust Account $412,500 based on the underwriters’ over-allotment option being fully exercised ($0.033 per share), on or prior to the date of the applicable deadline, for each one-month extension, up to an aggregate of $2,475,000. The Company deposited $825,000 into the Trust during the year ended December 31, 2022. As of the date of this filing, the Company deposited $427,500 to extend the liquidation through date of the Business Combination of March 9, 2023.

F-53

LIONHEART III CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

General Legal Counsel

On January 10, 2017, an affiliate of the Company’s Sponsor, Lionheart Capital, LLC (“Lionheart Capital”), engaged Jessica L. Wasserstrom, LLC (“Wasserstrom”), to represent Lionheart Capital and its affiliated companies, as corporate general counsel and otherwise in connection with any corporate and/or transactional matters as requested by Lionheart Capital. The engagement letter between Lionheart Capital and Wasserstrom is for an indefinite period only subject to termination rights of either party, of which no termination has occurred since the agreement was executed. Jessica Wasserstrom, the principal of Wasserstrom, currently holds the title of Chief Legal Officer of Lionheart Capital and its affiliated companies.

In connection therewith, Wasserstrom was specifically engaged by the Company to provide counsel for general corporate legal matters, including related to mergers and acquisitions activity and, as such, may be deemed to be a related party of the Company. For the years ended December 31, 2022 and 2021, the Company incurred an aggregate of $402,199 and $150,000, respectively, of legal fees from Wasserstrom, an aggregate of $552,199 are recorded within accrued expenses and remain unpaid and outstanding as of December 31, 2022.

NOTE 6. COMMITMENTS

Registration Rights

Pursuant to a registration rights agreement entered into on November 3, 2021, the holders of the Founder Shares, Private Placement Units (including up to 3,000,000 units that the Sponsor may, at its option but subject to our consent, purchase on a private placement basis prior to and in connection with a Business Combination), the Private Warrants, and securities issuable pursuant to the warrants that may be issued upon conversion of Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to the Class A common stock). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $4,375,000 in the aggregate as of December 31, 2022. On January 25, 2023, the underwriters waived their entitlement to the payment of deferred fee to be paid under the terms of the underwriting agreement.

NOTE 7. STOCKHOLDERS’ DEFICIT

Preferred Stock — On November 3, 2021, the Company filed an Amended and Restated Certificate of Incorporation prior to the closing date of the Initial Public Offering such that the Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At December 31, 2022 and 2021, there were no issued or outstanding shares of preferred stock.

Class A Common Stock — The Company is authorized to issue up to 100,000,000 shares of Class A, $0.0001 par value common stock. Holders of the Company’s common stock are entitled to one vote for each share. At December 31, 2022 and 2021, there were 400,000 shares of Class A common stock issued and outstanding, excluding 12,500,000 shares subject to possible redemption.

Class B Common Stock — On January 28, 2021, the Company amended its Certificate of Incorporation such that the Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.0001 per share. At December 31, 2022 and 2021, there were 3,125,000 shares of common stock issued and outstanding.

On November 3, 2021, the Company filed an Amended and Restated Certificate of Incorporation prior to the closing date of the Initial Public Offering such that the Company is authorized to issue 100,000,000 shares of Class A common stock with a par value of $0.0001 per share and 50,000,000 shares of Class B common stock, par value $0.0001 per share.

F-54

LIONHEART III CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

Holders of Class A common stock and Class B common stock are entitled to one vote for each share. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders, except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares of Class A common stock or equity-linked securities issued, or to be issued, to any seller in a Business Combination, the Private Placement Units and any private placement-equivalent units or warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Company).

Warrants — As of December 31, 2022 and 2021, there are 6,250,000 Public Warrants issued and outstanding. The Public Warrants will become exercisable on the later of (a) the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 30 days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration under the Securities Act of the shares of Class A common stock issuable upon exercise of the warrants and thereafter will use its best efforts to cause the same to become effective within 60 business days following a Business Combination and to maintain a current prospectus relating to the Class A common stock issuable upon exercise of the warrants, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
●	if, and only if, the reported last reported sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may not exercise its redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification.

F-55

LIONHEART III CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsors or their affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the common stock during the 10 trading day period starting on the trading day prior the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

As of December 31, 2022 and 2021, there are 2,200,000 Private Placement Warrants issued and outstanding. The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that so long as they are held by our sponsor, the underwriters or their respective permitted transferees, the private shares and the private warrants (including the Class A common stock issuable upon the exercise of the private warrants) may not be transferred, assigned or sold until 30 days after the completion of our initial business combination.

NOTE 8. INCOME TAX

The Company’s net deferred tax assets (liability) at December 31, 2022 and 2021 is as follows:

	December 31,	December 31,
	2022	2021
Deferred tax assets (liability)
Net operating loss carryforward	$—	$6,983
Startup/organization expenses	1,203,378	65,053
Total deferred tax assets (liability)	1,203,378	72,036
Valuation Allowance	(1,203,378)	(72,036)
Deferred tax assets (liability)	$—	$—

The income tax provision for the year ended December 31, 2022 and for the period from January 14, 2021 (inception) through December 31, 2021 consists of the following:

	December 31,	December 31,
	2021	2021
Federal
Current	$326,878	$—
Deferred	(1,131,342)	(72,036)

State and Local
Current	—	—
Deferred	—	—

Change in valuation allowance	1,131,342	72,036

Income tax provision	$326,878	$—

As of December 31, 2022 and 2021, the Company had $0 and $6,983 of U.S. federal and state net operating loss carryovers available to offset future taxable income.

F-56

LIONHEART III CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2022, the change in the valuation allowance was $1,131,342. For the period from January 14, 2021 (inception) through December 31, 2021, the change in the valuation allowance was $72,036.

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2022 and 2021 is as follows:

	December 31,	December 31,
	2022	2021
Statutory federal income tax rate	(21.0)%	(21.0)%
Valuation allowance	29.5%	21.0%
Income tax provision	8.5%	—%

The Company files income tax returns in the U.S. federal jurisdiction and is subject to examination by the various taxing authorities. The Company’s tax returns for the year ended December 31, 2022 and 2021 remain open and subject to examination.

NOTE 9. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC Topic 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that arere-measured and reported at fair value at least annually.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2022 and 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	December 31, 2022		December 31, 2021
	Level	Amount	Level	Amount
Assets:
Marketable securities held in Trust Account	1	$128,866,401	1	$126,251,590

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than noted elsewhere in the notes and below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On January 9, 2023, SMX agreed to loan the Company an aggregate of $200,000 (the “SMX Promissory Note”). The SMX Promissory Note is non-interest bearing and payable promptly after the date on which the Company consummates an initial public offering of its securities or the date on which SMX determines not to conduct an initial public offering of its securities. The principal balance may be prepaid at any time.

On January 9, 2023, the Sponsor entered into an additional Promissory Note with the Company for a principal amount of $210,000. On February 8, 2023, the Sponsor entered into an additional Promissory Note with the Company for a principal amount of $15,000. At the closing of the Business Combination, $61,000 was repaid and a total of $564,000 was outstanding under the related party promissory notes as of the date the financial statements were issued.

On January 25, 2023, the underwriters waived their entitlement to the payment of $4,375,000 of deferred fees to be paid under the terms of the underwriting agreement.

Through date of the Business Combination, the Company deposited $427,500 into the Trust Account to extend the liquidation date of the Company to the Business Combination date of March 9, 2023.

F-57

SMX (SECURITY MATTERS)

PUBLIC LIMITED COMPANY

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND JULY 1, 2022

TABLE OF CONTENTS

Page

Report of independent registered public accounting firm	F-59
Statements of financial position	F-60
Notes to the financial statements	F-61 - F-63

The amounts are stated in thousands of EURO

F-58

Report of Independent Registered Public Accounting Firm

to the Shareholders of

SMX (Security Matters) Public Limited Company

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of SMX (Security Matters) Public Limited Company (the “Company”) as of December 31, 2022, and July 1, 2022 (inception), and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and July 1, 2022 (inception) in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Tel-Aviv, Israel	/s/ Ziv Haft
April 25, 2023 We have served as the Company’s auditor since 2023	Certified Public Accountants (Isr.)
BDO Member Firm

F-59

		December 31, 2022	July 1, 2022
	Note	EURO in thousands
Current assets
Cash and cash equivalents		25	—*
Total assets		25	—*

Equity
Issued capital	3	—	—
Additional paid-in capital	3	25	—*
Total equity		25	—*

(*) Less than 1 thousand.

/s/ Limor Moshe Lotker	/s/ Haggai Alon	April 25, 2023
Limor Moshe Lotker Chief Financial Officer	Haggai Alon Chief Executive Officer	Date of approval of financial statements

The accompanying notes are an integral part of the financial statements.

F-60

NOTE 1 – GENERAL:

A.	SMX (Security Matters) Public Limited Company (the “Company”) was incorporated in July 1st 2022 under the laws of Ireland with registered number 722009 and its registered office at Mespil Business Center, Mespil House, Sessex Road, Dublin 4, Ireland, D04 T4A6.

B.	The Company has not engaged in any activities except in connection with its formation.

C.

On July 26, 2022, Security Matters Limited and Lionheart III Corp (“Lionheart”), a publicly traded special purpose acquisition company (SPAC), entered into a business combination agreement (“BCA”) and accompanying scheme implementation deed (“SID”). Under the BCA, the existing Lionheart stockholders receiving Security Matters Limited shares and warrants in exchange for their existing Lionheart shares and warrants and all shares in Security Matters Limited being cancelled in return for the Company’s shares and resulting in that Security Matters Limited becoming a wholly owned subsidiary of the Company.

On March 7, 2023 a business combination (the “Business Combination”) with Lionheart III Corp (“Lionheart”) was completed, following that the Company, which is newly-formed parent company – SMX (Security Matters) Public Limited Company, (formerly called Empatan Public Limited Company) was listed in the NASDAQ stock exchange under the ticker SMX.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies followed in the preparation of the financial statements, on a consistent basis, are:

Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”). Separate statements of comprehensive income, changes in equity, and cash flows have not been presented because the Corporation has not engaged in any activities except in connection with its formation.

Cash and cash equivalents

Cash equivalents are considered by the Company to be highly liquid investments, including, inter alia, short-term deposits with banks and the maturity of which do not exceed three months at the time of deposit, and which are not restricted.

Foreign currency

The financial statements are prepared in EURO which is the presentation and functional currency of the Company.

F-61

NOTE 3 – SHAREHOLDERS’ EQUITY

A.	The ordinary shares in the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if and when declared.

	Number of shares
	December 31, 2022		July 1, 2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares USD 0.0001 par value	500,000,000	1	500,000,000	1
Deferred Shares EURO 1 par value	25,000	25,000	-	-

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

Deferred shares

Deferred Ordinary Shares are non-voting shares and do not convey upon the holder the right to be paid a dividend or to receive notice of or to attend, vote or speak at a general meeting. The Deferred Shares confer the right on a return of capital, on a winding-up or otherwise, only to the repayment of the nominal value paid up on the Deferred Shares after repayment of the nominal value of the Ordinary Shares.

NOTE 4 – SUBSEQUENT EVENTS:

1.

In February 2023, the Company entered a Standby Equity Facility to raise up to USD 25,000 thousand of common stock over the course of 36 months. the Company will issue to the investor the common stock at a purchase price as one of two options (i) equal to 96% of the weighted average price (“VWAP”) of the common stock during the applicable pricing period (ii) equal to 97% of the lowest VWAP of the common stock during a pricing period of 3 consecutive trading days commencing on the relevant period. the Company issued in advance part of the common stocks for proceeds of USD 3,500 thousand as follows (i) USD 1,500 thousand at the initial closing (was received on March 2023) (ii) USD 2,000 thousand upon effectiveness of a registration statement that was filed on March 2023.

2.

On January 25, 2023, Security Matters Limited issued 250,000 convertible notes for an aggregate amount of USD 250 thousand. These convertible notes have a maturity date of the earlier between December 31, 2024 and the date of any change in control (excluding the Business Combination). The convertible notes have an interest rate of 15% per annum. The convertible notes shall be converted into common shares of the Company at a conversion price of USD 10.

F-62

NOTE 4 – SUBSEQUENT EVENTS (CONT.):

3.

Between August 2022 to January 2023, Security Matters Limited entered into bridge loan agreements (the “Bridge Loans”) with eleven lenders, which lent Security Matters Limited an aggregate amount of USD 3,860 thousand. The Bridge Loans have a maturity date of up to two years and bear interest rate of 10% per annum. The Bridge Loans were accounted for in accordance with amortized cost method.

As part of the Bridge Loans agreements, the lenders were granted with three types of warrants:

(i)	Bonus Warrants – 243,000 warrants to purchase ordinary shares of the Company at an exercise price of USD 11.50 per share. The Bonus Warrants term is five years commencing upon the Business Combination.

(ii)

Redeemable Warrants – 597,000 warrants to purchase ordinary shares of the Company at a purchase price of USD 11.50 per share. The Redeemable Warrants term is five years commencing upon the Business Combination. The Redeemable Warrants shall be redeemable on a non-cumulative basis at the option of the holder, according to a schedule for USD 5.00 per warrant.

Each investor has the option to decide that Security Matters Limited will satisfy any or each redemption through the issuance of ordinary shares of the Company based upon a 20% discount to the 20 trading day VWAP preceding each such anniversary.

In March 2023, Security Matters Limited signed an addendum to the Bridge Loans agreements which convert USD 1,350 thousand into common shares and defer the payments to March 31, 2024.

4.	The financial statements were authorized for issuance on April 25, 2023.

F-63

Up to [__] Ordinary Shares

 and Warrants to Purchase [__] Ordinary Shares

or Pre-Funded Warrants to Purchase up to [__] Ordinary Shares

and Warrants to Purchase [__] Ordinary Shares

 (or some combination of Ordinary Shares and Warrants

 and/or Pre-Funded Warrants and Warrants in the amounts reflected above)

[__] Ordinary Shares Underlying the Warrants

[__] Ordinary Shares Underlying the Pre-Funded Warrants

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

PRELIMINARY PROSPECTUS

EF Hutton

division of Benchmark Investments, LLC

      , 2023

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

The Company will be subject to the ICA. Subject to exceptions, the ICA does not permit a company to exempt a director or certain officers from, or indemnify a director against, liability in connection with any negligence, default, breach of duty or breach of trust by a director in relation to the company. The exceptions allow a company to (i) purchase and maintain director and officer insurance against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company; and (ii) indemnify a director or other officer against any liability incurred in defending proceedings, whether civil or criminal (a) in which judgement is given in his or her favor or in which he or she is acquitted or (b) in respect of which an Irish court grants him or her relief from any such liability on the grounds that he or she acted honestly and reasonably and that, having regard to all the circumstances of the case, he or she ought fairly to be excused for the wrong concerned.

Under the Company’s Amended and Restated Memorandum and Articles of Association, subject to certain limitations and so far as may be permitted by the ICA, each director, officer or employee of the Company, and each person who is or was serving at the request of the Company as a director, officer or employee of another company, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Company, shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him or her in the execution and discharge of his or her duties or in relation thereto, including any liability incurred by him or her in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him or her as a director, officer or employee of the Company or such other company, partnership, joint venture, trust or other enterprise, and in which judgment is given in his or her favor (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her part) or in which he or she is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him or her by the court. However, any such indemnity shall not be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for fraud or dishonesty in the performance of his or her duty to the Company unless and only to the extent that the courts of Ireland or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

The Company on closing entered into indemnification agreements with each of the directors of the Company to provide contractual indemnification providing for indemnification and advancements by the Company of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to the Company, and to Lionheart if applicable or, at Lionheart’s request, service to other entities, as officers or directors occurring at or prior to the Merger Effective Time to the maximum extent permitted by applicable law.

The Company is also anticipated to maintain standard policies of insurance under which coverage is provided (1) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the Company, and (2) to the Company with respect to payments which may be made by the Company to such officers and directors pursuant to any indemnification provision contained in the Company’s Amended and Restated Memorandum and Articles of Association or otherwise as a matter of law.

Item 7. Recent Sales of Unregistered Securities

The following list sets forth information as to all of the Company’s securities sold in the last three years which were not registered under the Securities Act. The descriptions of these issuances are historical and have not been adjusted to give effect to the Business Combination.

In connection with the Company’s initial formation, the Company issued one ordinary share at a price of US$0.0001 each to Doron Afik, and subsequently issued 25,000 deferred ordinary shares at a price of €1.00 per share, to Doron Afik. Immediately prior to consummation of the Transactions, the Company had paid up capital of €25,000 and US$0.0001.

II-1

In connection with the SEPA, the Company issued 92,315 Ordinary Shares to Yorkville as a 1.5% commitment fee.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The Registrant believes these transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about the Registrant.

Item 8. Exhibits.

Item 8. Exhibits and Financial Statement Schedules

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

2.1	Business Combination Agreement, dated as of July 26, 2022, by and among Empatan Public Limited Company, Lionheart III Corp., Security Matters Limited and Aryeh Merger Sub, Inc. (incorporated by reference to Annex A to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

2.2	Scheme Implementation Deed, dated July 26, 2022, by and among Lionheart III Corp., Empatan Public Limited Company and Security Matters Limited (incorporated by reference to Annex B-1 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

3.1	Articles of Association of the Company (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

3.2	Form of Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Annex C to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

3.3	Deed of Variation—Scheme Implementation Deed, dated January 8, 2023, by and among Lionheart III Corp., Empatan Public Limited Company and Security Matters Limited (incorporated by reference to Annex B-2 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on January 12, 2023).

3.4	Constitution True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

3.5	Certificate of Incorporation on Change of Name

4.1	Promissory Note between the Company and EF Hutton, dated March 7, 2023

4.2*	Form of Warrant

4.3*	Form of Pre-Funded Warrant

4.4*	Form of Representative’s Warrant

5.1	Opinion of Arthur Cox

10.1	Registration Rights Agreement, dated November 3, 2021, by and between Lionheart III Corp, Lionheart Equities, LLC and certain securityholders (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

10.2	Private Placement Securities Subscription Agreement, dated November 3, 2021, by and between Lionheart III Corp and Lionheart Equities, LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

II-2

10.3	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

10.4	Amended and Restated Sponsor Agreement, dated July 26, 2022, by and among Lionheart III Corp, Lionheart Equities, LLC, and certain insiders (incorporated by reference herein to Exhibit 10.9 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

10.5	Amended and Restated Registration Rights Agreement, by and between the Company, Lionheart Equities, LLC and Holders, dated February 23, 2023 (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.6	Employment Agreement, dated June 1, 2021, by and between Security Matters Ltd. and Haggai Alon (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

10.7	Employment Agreement, dated April 25, 2021, by and between Security Matters Ltd. and Limor Moshe Lotker (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

10.8	Amendment I, dated June 9, 2022, to Employment Agreement dated June 1, 2021, by and between Security Matters Ltd. and Haggai Alon (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

10.9	Amendment I, dated June 9, 2022, to Employment Agreement dated April 25, 2021, by and between Security Matters Ltd. and Limor Moshe Lotker (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

10.10	License Agreement, dated January 1, 2015, by and between Isorad Ltd. and Security Matters Ltd. (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

10.11	Amendment to License Agreement, dated July 10, 2018, by and between Isorad Ltd. and Security Matters Ltd. (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

10.12	Addendum to License Agreement, dated April 30, 2019, by and between Isorad Ltd. and Security Matters Ltd. (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

10.13	TrueGold Licensing Agreement dated July 26, 2020, by and between Security Matters Ltd. and True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

10.14	Shareholders Agreement dated July 27, 2020 by and among Security Matters Limited, W.A. Mint Pty Ltd. and True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

10.15	True Gold R&D Services Agreement dated November 16, 2022, by and between Security Matters Ltd. and True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

10.16	Services Agreement dated June 16, 2021, by and between Security Matters Limited and True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

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10.17	Amendment, dated May 26, 2022, to True Gold R&D Services Agreement, by and between Security Matters, Ltd. and True Gold Consortium Pty. Ltd. (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

10.18	Shareholders Agreement dated April 30, 2019, by and among Security Matters Ltd., Trifecta Industries Ltd. and Newco (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

10.19	Chairman Agreement dated July 26, 2022, by and among Ophir Sternberg and the Company (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

10.20	Independent Contractor Agreement dated July 26, 2022, by and among Faquiry Diaz and the Company (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

10.21	Form of Assignment, Assumption and Amendment Agreement with respect to the Warrant Agreement (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

10.22	Reciprocal Standby Equity Purchase Agreement with YA II PN, LTD., dated February 23, 2023 (incorporated by reference to Exhibit 4.27 to the Shell Company Report on Form 20-F (File No. 001-41639), as amended, filed with the SEC on March 7, 2023).

10.23	Convertible Promissory Note with YA II PN, LTD., dated March 9, 2023 (incorporated by reference to Exhibit 4.28 to the Shell Company Report on Form 20-F (File No. 001-41639), as amended, filed with the SEC on March 7, 2023).

10.24	Form of Senior Secured Promissory Note (incorporated by reference to Exhibit 4.29 to the Shell Company Report on Form 20-F (File No. 001-41639), as amended, filed with the SEC on March 7, 2023).

10.25	Form of Specific Security Deed (incorporated by reference to Exhibit 4.30 to the Shell Company Report on Form 20-F (File No. 001-41639), as amended, filed with the SEC on March 7, 2023).

10.26	Form of 15% Senior Convertible Note due 2024 Growth Financing Termsheet (incorporated by reference to Exhibit 4.31 to the Shell Company Report on Form 20-F (File No. 001-41639), as amended, filed with the SEC on March 7, 2023).

10.27	Amended and Restated Promissory Note with Lionheart Management, LLC and Lionheart Equities, LLC, dated March 7, 2023 (incorporated by reference to Exhibit 4.32 to the Shell Company Report on Form 20-F (File No. 001-41639), as amended, filed with the SEC on March 7, 2023).

10.28	2022 Incentive Equity Plan (incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.29	Lock-Up Agreement, dated February 23, 2023, by and between the Company and Ophir Sternberg (incorporated by reference to Exhibit 4.34 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.30	Lock-Up Agreement, dated February 23, 2023, by and between the Company and Thomas Hawkins (incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

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10.31	Lock-Up Agreement, dated February 23, 2023, by and between the Company and Faquiry Diaz Cala (incorporated by reference to Exhibit 4.36 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.32	Lock-Up Agreement, dated February 23, 2023, by and between the Company and Haggai Alon (incorporated by reference to Exhibit 4.37 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.33	Lock-Up Agreement, dated February 23, 2023, by and between the Company and James Anderson (incorporated by reference to Exhibit 4.38 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.34	Lock-Up Agreement, dated February 23, 2023, by and between the Company and Lionheart Equities, LLC (incorporated by reference to Exhibit 4.39 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.35	Lock-Up Agreement, dated February 23, 2023, by and between the Company and Roger Meltzer (incorporated by reference to Exhibit 4.40 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.36	Lock-Up Agreement, dated February 23, 2023, by and between the Company and Thomas Byrne (incorporated by reference to Exhibit 4.41 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.37	Lock-Up Agreement, dated February 23, 2023, by and between the Company and Benguy Escrow Co. Ltd. A/C. (incorporated by reference to Exhibit 4.42 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.38	Lock-Up Agreement, dated February 23, 2023, by and between the Company and Paul Rapisarda (incorporated by reference to Exhibit 4.43 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.39	Form of 2022 Incentive Equity Plan, Option Award Agreement (incorporated by reference to Exhibit 4.44 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.40	Form of 2022 Incentive Equity Plan, RSU Award Agreement (incorporated by reference to Exhibit 4.45 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.41	Amendment to Binding Terms of Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.46 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.42	Amendment to 10% Secured Notes, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.47 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.43	Amendment to Binding Terms of Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.48 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.44	Amendment to Senior Secured Promissory Note Due August 24, 2024, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.49 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.45	Amendment to Senior Secured Promissory Note, dated March 2, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.50 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 28, 2023).

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10.46	Amendment to 10% Secured Notes Due July 1st, 2023, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.51 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.47	Amendment to 10% Secured Notes, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.52 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.48	Amendment to 10% Secured Bridge Notes, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.53 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.49	Amendment to Binding Terms of Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.54 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.50	Amendment to Loan Agreement, dated March 2, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.55 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.51	Amendment to Senior Secured Promissory Note Due July 31, 2023, dated March 5, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.56 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.52	Amendment to Senior Secured Promissory Note Due December 19, 2023, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.57 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.53	Conversion and Exchange Rights Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.58 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.54	Conversion and Exchange Rights Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.59 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.55	Amendment to Senior Secured Promissory Note Due December 19, 2023, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.60 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.56	Amendment to Senior Secured Promissory Note Due July 31, 2023, dated March 5, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.61 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.57	Amended and Restated Promissory Note dated as of March 7, 2023, in favor of Lionheart Management, LLC and Lionheart Equities, LLC (incorporated by reference to Exhibit 4.62 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

10.58

Amendment dated April 27, 2023 to Amended and Restated Promissory Note dated as of March 7, 2023 (incorporated by reference to Exhibit 4.63 to the Company’s Annual Report on Form 20-F filed with the SEC on April 28, 2023),

21.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.2 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

23.1*	Consent of Arthur Cox (included as part of Exhibit 5.1)

23.2*	Consent of BDO Israel Ziv Haft

23.3*	Consent of BDO Israel Ziv Haft

23.4*	Consent of WithumSmith+Brown, PC

23.5*	Consent of Marcum LLP

24.1*	Power of Attorney (included on signature page to the initial filing of the Registration Statement)

99.1	Relevant Territories for withholding Tax on Dividends

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* To be filed by amendment.

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(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

(d) Filing Fee Table.

The Filing Fee Table and related disclosure is filed herewith as Exhibit 107.

Item 9. Undertakings.

(a) The undersigned hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) to file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished; provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements; and

(5) that, for the purpose of determining liability under the Securities Act to any purchaser:

(i) if the registrant is relying on Rule 430B:

(A) each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

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(ii) if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned hereby undertakes:

(1) that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused and authorized this registration statement to be signed on its behalf by the undersigned.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

May [__], 2023	By:
	Name:	Haggai Alon
	Title:	CEO

POWER OF ATTORNEY

Each of the undersigned individuals hereby severally constitutes and appoints each of Haggai Alon and Limor Moshe Lotker as the attorneys-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments to this registration statement, and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act, and to file or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, and each of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director	May [__], 2023
Haggai Alon	(Principal Executive Officer)

	Chief Financial Officer	May [__], 2023
Limor Moshe Lotker	(Principal Financial and Accounting Officer)

	Chairman of the Board of Directors	May [__], 2023
Ophir Sternberg

	Director	May [__], 2023
Amir Bader

	Director	May [__], 2023
Pauline Khoo

	Director	May [__], 2023
Roger Meltzer

	Director	May [__], 2023
Thomas Hawkins

	Director	May [__], 2023
Zeren Browne

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AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act, this registration statement on Form F-1 has been signed on behalf of the registrant by the undersigned, solely in his capacity as the duly authorized representative of the registrant in the United States, on May [__], 2023.

Puglisi & Associates

By:
Name:	Donald J. Puglisi
Title	Managing Director

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